Form 20-F
period 2001-11-30
BRADNER VENTURES LTD
filed 2002-05-31
CIK 1123839

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-30972

BRADNER VENTURES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1260, 609 Granville Street
P.O. Box 10356 Pacific Centre
Vancouver, British Columbia, Canada V7Y 1G5
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable
Title of Class

Not Applicable
Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
Title of Class

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.

There were 4,441,547 common shares, without par value, issued and outstanding as of November 30, 2001.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO

Indicate by check mark which financial statement item the Registrant has elected to follow.

ITEM 17 ____ ITEM 18 X .

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. YES NO .

PART I

This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us", "our", and "Bradner" mean Bradner Ventures Ltd., unless otherwise indicated.

ITEM 1 Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The selected financial data presented below for the five year period ended November 30, 2001 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5). The data is presented in Canadian dollars.

Selected Financial Data

(Stated in Canadian Dollars)

Fiscal Year Ended November 30 (Audited)

CANADIAN GAAP	2001	2000	1999	1998	1997
Net Sales or Operating Revenue	-	-	-	-	-
Direct Costs	-	-	-	-	-
Operating Expenses	-	-	-	-	-
Administrative Expenses	$103,687	$81,520	$97,892	$106,156	$150,149
Amortization and Asset Write-down	$391,000	-	$211,959	$336,049	$322
Income (Loss) From Operations	-	-	-	-	-
Other Income	$5,255	$8,193	$10	$99	$175
Net Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) from Discontinued Operations	-	-	-	-	-
Net Income (Loss) for the year	$489,432	$(91,248)	$(369,731)	$(512,408)	$(150,318)
Net Income (Loss) from Operations per Common Share	(0.13)	(0.03)	(0.28)(2)	(0.45)(2)	(0.14)(2)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$43,146	$295,302	$61,526	$372,824	$798,602
Net Assets	$10,920	$265,405	$(57,430)	$251,049	$696,265
Capital Stock	$3,812,479	$3,577,532	$3,163,449	$3,102,197	$3,035,005
Number of Common Shares (adjusted to reflect changes in capital)	4,441,547	3,536,758	1,219,551(1)	1,161,216(1)	1,089,888(1)
Diluted Net Income per Common Share	(0.13)	(0.03)	(0.28)(2)	(0.45)(2)	(0.14)(2)
Long-Term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

(1) The number of common shares outstanding have been adjusted to reflect a 1 for 7 reverse stock split approved on November 25, 1999.

(2) The loss per share has been adjusted to reflect a 1 for 7 reverse stock split approved on November 25, 1999.

UNITED STATES GAAP	2001	2000	1999	1998	1997
Net Sales or Operating Revenue	-	-	-	-	-
Direct Costs	-	-	-	-	-
Operating Expenses	-	-	-	-	-
Administrative Expenses	$103,687	$81,520	$97,892	$106,156	$150,149
Amortization and Asset Write-down	$391,000	-	-	-	$82,045
Income (Loss) From Operations	-	-	-	-	-
Other Income	$5,255	$8,193	$10	$99	$175
Net Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) from Discontinued Operations	-	-	-	-	-
Net Income (Loss) for the year	$(489,432)	$(91,248)	$(369,731)	$(212,501)	$(746,381)
Net Income (Loss) from Operations per Common Share	(0.13)	(0.03)	(0.31)(2)	(0.19)(2)	(0.22)(2)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$43,146	$295,302	$61,526	$209,430	$276,654
Net Assets	$10,920	$265,405	$(67,330)	$87,655	$174,317
Capital Stock	$3,812,479	$3,577,532	$3,163,449	$3,102,197	$3,035,005
Number of Common Shares (adjusted to reflect changes in capital)	4,441,547	3,536,758	1,197,676(1)	1,140,800(1)	1,042,889(1)
Diluted Net Income per Common Share	(0.13)	(0.03)	(0.31)(2)	(0.19)(2)	(0.22)(2)
Long-term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

(1) The number of common shares outstanding has been adjusted to reflect a 1 for 7 reverse stock split approved on November 25, 1999.

(2) The loss per stock share has been adjusted to reflect a 1 for 7 reverse stock split approved on November 25, 1999.

Reconciliation to United States Generally Accepted Accounting Principles

A reconciliation to United States Generally Accepted Accounting Principles is included in Note 11 to the audited financial statements. Significant differences include accounting for mineral properties and compensation expense.

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 30, 2002, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.5681. For the past five fiscal years ended November 30, and for the period between December 1, 2001 and April 30, 2002, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year/ Month End	Average	Low / High
November 30, 1997	$1.3844	not applicable
November 30, 1998	$1.4804	not applicable
November 30, 1999	$1.4905	not applicable
November 30, 2000	$1.4824	not applicable
November 30, 2001	$1.5441	not applicable
November 30, 2001 (month end)	not applicable	$1.5828 / $1.6023
December 31, 2001 (month end)	not applicable	$1.5635 / $1.5990
January 31, 2002 (month end)	not applicable	$1.5899 / $1.6128
February 28, 2002 (month end)	not applicable	$1.5885 / 1.6112
March 31, 2002 (month end)	not applicable	$1.5767 / $1.5958
April 30, 2002 (month end)	not applicable	$1.5632 / $1.5995

We have not issued any dividends in the past five fiscal years.

D. Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements.

The common shares of our company are considered speculative during the period of time that we are seeking to identify a new business opportunity. Prospective investors should consider carefully the risk factors set out below.

Limited Operating History

We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to acquire or establish a new business opportunity. Some of these risks and uncertainties relate to our ability to identify, secure and complete an acquisition of a suitable business opportunity.

We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. In addition, our operating results are dependent to a large degree upon factors outside our control. There are no assurances that we will be successful in addressing these risks, and failure to do so may adversely affect our business.

It is unlikely that we will generate any or significant revenues while we seek a suitable business opportunity. Our short and long-term prospects depend upon our ability to select and secure a suitable business opportunity. In order for our company to make a profit, we will need to successfully acquire a new business opportunity to generate revenues in an amount sufficient to cover any and all future costs and expenses in connection with any such business opportunity. Even if we become profitable, we may not sustain or increase our profits on a quarterly or annual basis in the future.

We have no significant assets or financial resources and will, in all likelihood, sustain operating expenses without corresponding revenues, at least until we complete a business combination or acquires a business opportunity. This may result in our company incurring a net operating loss which will increase continuously until we complete a business combination or acquire a business opportunity that can generate revenues that result in a net profit to us. There is no assurance that we will identify a suitable business opportunity or complete a business combination.

History of Losses

In the past, we have incurred substantial net losses. For the year ended November 30, 2001, we incurred net losses of $489,432 and for the year ended November 30, 2000, we incurred net losses of $91,248. We also have an accumulated deficit of $3,801,559 as at November 30, 2001. At this time, our ability to generate any revenues is uncertain.

Speculative Nature of Our Proposed Operations

The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of any identified business opportunity. While management intends to seek business opportunities and/or business combinations with entities which have established operating histories, there is no assurance that we will successfully locate business opportunities meeting such criteria. In the event that we complete a business combination or otherwise acquires a business opportunity, the success of our operations may be dependent upon management of the successor firm or venture partner firm, together with a number of other factors beyond our control.

Scarcity of and Competition for Business Opportunities and Combinations

We are, and will continue to be, an insignificant participant seeking a suitable business opportunity or business combination. A large number of established and well-financed entities, including venture capital firms, are active in seeking suitable business opportunities or business combinations which may also be desirable target candidates for our company. Virtually all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we do. We are, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. In addition, we will also compete with numerous other small public companies seeking suitable business opportunities or business combinations.

No Agreement for Business Combination or Other Transaction/No Standards for Business Combination

As at the date of this annual report, we have no arrangement, agreement or understanding with respect to acquiring a business opportunity or engaging in a business combination with any private entity. There can be no assurance that we will successfully identify and evaluate suitable business opportunities or conclude a business combination. There is no assurance that we will be able to negotiate the acquisition of a business opportunity or a business combination on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a target business opportunity to have achieved and without which we would not consider a business combination in any form with such business opportunity. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

As at the date of this annual report, we have elected not to proceed with the completion of the proposed share exchange with the shareholders of Bestshot.com Inc. due to the fact that Bestshot.com Inc. was unable to obtain shareholder approval with respect to its continuation from Nevada to Alberta. In contemplation of the completion of the share exchange, we entered into a Loan Agreement with Bestshot.com Inc. and its subsidiary, whereby we agreed to loan up to US$450,000. As at May 1, 2002, we have loaned a total of US$365,000 (CDN$581,983) to Bestshot.com Inc., all of which remains due and owing. We may never be able to collect on the loan and get repaid now that the share exchange is not proceeding and since Bestshot.com has little or no assets or cash flow. Accordingly, we have written down the full amount of the loan during the fiscal year ended November 30, 2001.

Continued Management Control/Limited Time Availability

While seeking to acquire a business opportunity, management anticipates devoting up to 100 hours per month to the business of our company. Our officers have not entered into written employment agreements with our company with respect to our proposed plan of operation and are not expected to do so in the foreseeable future. We have not obtained key man life insurance on our officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect the development of our business and the likelihood of continuing operations.

Lack of Market Research or Marketing Organization

We have not conducted or received results of market research indicating that there is a demand for the acquisition of a business opportunity of business combination as contemplated by our company. Even if there is demand for the acquisition of a business opportunity or combination, there is no assurance that we will successfully complete such an acquisition or combination.

Lack of Diversification

In all likelihood, our proposed operations, even if successful, may result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity's business. Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry, thereby increasing the risks associated with our operations.

Regulation

Although we are subject to regulation under the Securities Exchange Act of 1934, management believes that we are not subject to regulation under the Investment Company Act of 1940, insofar as we are not engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in our company holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940, meaning that we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our company under the Investment Company Act of 1940 and consequently, any violation of such Act would subject us to material adverse consequences.

Probable Change in Control and Management

A business combination or acquisition of a business opportunity involving the issuance of our common shares may result in new or incoming shareholders obtaining a controlling interest in our company. Any such business combination or acquisition of a business opportunity may require management of our company to sell or transfer all or a portion of the common shares in the capital of our company held by them or resign as members of our board of directors. The resulting change in control of our company could result in removal of one or more of our present officers and directors and a corresponding reduction in or elimination of their participation in the future affairs of our company.

Reduction of Percentage Share Ownership Following Business Combination

Our primary plan of operation is based upon the acquisition of a business opportunity or a business combination with a private concern which, in all likelihood, would result in our company issuing common shares to shareholders of such private company. Issuing previously authorized and unissued common shares in the capital of our company will reduce the percentage of common shares owned by present and prospective shareholders and may result in a change in our control and/or management.

Taxation

Canadian tax consequences will, in all likelihood, be major considerations in any business acquisition or combination we may undertake. Typically, these transactions may be structured to result in tax-free treatment pursuant to various Canadian tax provisions. We intend to structure any business combination so as to minimize the tax consequences to both our company and the target entity. Management cannot ensure that a business combination will meet the statutory requirements for a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of common shares or assets. A non-qualifying reorganization could result in the imposition of taxes, which may have an adverse effect on both parties to the transaction.

Requirement of Audited Financial Statements May Disqualify Business Opportunity

Management believes that any potential business opportunity or target company must provide audited financial statements for review and for the protection of all parties to the business acquisition or combination. One or more attractive business opportunities may forego a business combination with our company rather than incur the expenses associated with preparing audited financial statements.

Need for Additional Financing

Over the twelve month period ended November 30, 2002, we anticipate that we will have to raise approximately $50,000 in order to continue pursuing a suitable business opportunity or combination. We expect that we will raise additional funding through private placements of our equity securities and/or debt financing. Any business combination or business opportunity may require that we raise additional financing. We anticipate that we would secure any additional financing necessary through a private placement of our common shares.

There can be no assurance that any such financing will be available upon terms and conditions acceptable to us, if at all. Our inability to obtain additional financing in a sufficient amount when needed and upon terms and conditions acceptable to us could have a materially adverse effect upon our company. Although we believe that we can raise financing sufficient to meet our immediate needs, we will likely require funds to finance the development of any business opportunity that we acquire. There can be no assurance that such funds will be available or available on terms satisfactory to us. If additional funds are raised by issuing equity securities, further dilution to existing or future shareholders is likely to result. If adequate funds are not available on acceptable terms when needed, we may be required to delay, scale back or eliminate the development of any business opportunity that we acquire. Inadequate funding could also impair our ability to compete in the marketplace, which may result in the dissolution of our company.

Uncertain Ability to Manage Growth

Our ability to achieve any planned growth upon the acquisition of a suitable business opportunity or business combination will be dependent upon a number of factors including, but not limited to, our ability to hire, train and assimilate management and other employees and the adequacy of our financial resources. In addition, there can be no assurance that we will be able to manage successfully any business opportunity or business combination. Failure to manage anticipated growth effectively and efficiently could have a materially adverse effect on our company.

Dependence Upon Key Personnel

We consider that any of our current management team, including Ron Schmitz and Gurdeep Phachu (the "Key Personnel"), are vital to our continued operations. The loss of the services of any of the Key Personnel or other employees, for any reason, may have a materially adverse effect on our prospects. There can be no assurance in this regard nor any assurance that we will be able to find a suitable replacement for such persons. Furthermore, we do not maintain "key man" life insurance on the lives of the Key Personnel. To the extent that the services of any of the Key Personnel become unavailable, we will be required to retain other qualified persons; however, there can be no assurance that we will be able to do so upon acceptable terms.

Our Common Stock Is Traded On The Over-the-Counter Bulletin Board And As A Result, It May Be More Difficult To Dispose Of Or To Obtain Adequate Quotations As To The Prices Of Our Common Stock

Our common stock is quoted on the OTC Bulletin Board and is thinly traded. In the past, our trading price has fluctuated widely, depending on many factors that may have little to do with our operations or business prospectus. In addition, the OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange of the Nasdaq Stock Market, Inc., you may have difficulty reselling any of the shares you purchase from the selling stockholders.

"Penny Stock" Rules May Restrict the Market for Our Shares

The U.S. Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

Insider Control of Common Stock

As of May 1, 2002, directors and executive officers beneficially owned approximately 49% of our outstanding common shares, including outstanding stock options and outstanding share purchase warrants. As a result, these shareholders, if they act as a group, will have a significant influence on all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such control may have the effect of delaying or preventing a change in control.

Possible Volatility of Share Prices

The trading price of our common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of the common shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for our company and a diversion of management's attention and resources.

Indemnification of Directors, Officers and Others

Our Articles contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of our company.

Future Dilution

Our constating documents authorize the issuance of 75,000,000 common shares and 25,000,000 preference shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of our company. Moreover, we may seek authorization to increase the number of our authorized shares.

Anti-Takeover Provisions

At the present time, our board of directors has not adopted any shareholder rights plan or any anti-takeover provisions in our Articles. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change of management and directors of our company.

ITEM 4 Information on Bradner Ventures Ltd.

A. History and Development of Bradner Ventures Ltd.

Our company was incorporated under the laws of the Province of British Columbia (specifically under the British Columbia Company Act, as amended) on June 22, 1983 under the name "Bradner Resources Ltd.". On December 13, 1999, our name was changed to our present legal and commercial name "Bradner Ventures Ltd.". We are a reporting issuer under the securities laws of the Province of British Columbia and Alberta.

Our corporate offices are located at Suite 1260, 609 Granville Street, P.O. Box 10356 Pacific Centre, Vancouver, British Columbia, Canada V7Y 1G5. Our telephone number is (604) 685-7450 and our facsimile number is (604) 685-7485.

On December 17, 2001, we entered into a Share Exchange Agreement with Bestshot.com Inc., Bestshot.com Corp., John Davis, Richard Coglon and Mark Morrill, pursuant to which we were to acquire 100% of the issued and outstanding shares (a total of 20,515,942 common shares) of Bestshot.com Inc. in exchange for 24,618,590 common shares in the capital of our company. Each share of Bestshot.com Inc. stock was to be exchanged for 1.2 common shares in the capital of our company.

Bestshot.com Inc.'s business is focused on the design and distribution of in-house branded digital images, stock photography and related services. It also provides professional quality video and CD-ROMs. Bestshot's website is an e-commerce website which allows consumers to search, purchase, store and download digital content.

The Bestshot.com Digital Video Library is a collection of royalty-free footage CDs produced in-house. The CDs are arranged in previewable collections available for purchase on the Bestshot website. The library is in D-1 NTSC resolution for broadcast and video production, as well as in a low resolution multimedia format (QuickTime: 320 pixels X 240 pixels, 15fps). Examples of the titles available on the website include the Terra-form Library, a collection of wire frame and rendered globes and continents; the FX-Library, a collection of explosions, fires, particles and special effects; the Conceptual Library, consisting of colors, shapes, textures and ambient lights; the Metaphor Library, with business metaphors for time and money, cinema lead-ins, mass transit and e-commerce situations; and the Vidbits Library, with text and geometric effects and forms, business and transit animations.

Bestshot has introduced the "Origin Digital Video Series", which features 50 unique in-house designed and produced product titles geared toward broadcast and multimedia design professionals and subsequent communities. These titles were created by Bestshot to aid and assist clients in creating broadcast, film, video and web streaming content. The Bestshot product was developed as a broadcast and video production tool to creatively enhance and inspire time restricted multi-media projects, enabling designers/producers more time for final content creation. Use of the Bestshot product adds unique dimensions and compliments further conceptual design, production and efficiency. The Bestshot product enables its users to turn over a high end, broadcast quality final project.

The Bestshot "Origin Series" clips are provided in D1-NTSC resolution (720 X 486 pixels at 30 fps), a format suitable for high-end production applications such as broadcast television. Additionally, each clip is provided in a smaller format (320 X 240 pixels at 15 fps) suitable for multimedia application, including CD-ROM publishing, Flash presentations and websites. All footage is digitally created in Bestshot's state-of-the-art studios and is of broadcast quality. Bestshot's long-term goals include providing multi-media content, including inventories of still photography and audio component additions, through its website.

In addition to its current and continually expanding Digital Video Library, Bestshot accepts submissions of digital video content from the design community. If the content meets the standards set by Bestshot, the content will be added to Bestshot's branded library; the producer will receive a royalty if and when such content is purchased online. This will allow the production of the Bestshot library to expand and will further facilitate participation by the design community in the development of digital video content.

On January 22, 2002, we held an Extraordinary General Meeting (the "EGM") of our shareholders. At the EGM, the following ordinary resolutions were passed:

1. the Share Exchange Agreement between Bradner Ventures Ltd., Bestshot.com Inc., Bestshot.com Corp., John Davis and Mark Morrill was ratified, confirmed and approved; and

2. the acquisition by our company of 100% of the issued and outstanding common shares of Bestshot.com Inc. and the fulfilment of conditions, all of which is contemplated by the Share Exchange Agreement, was ratified, confirmed and approved.

Also at the EGM, a special resolution with respect to the change of our company's name to "Mouve' Image Inc." was passed. The special resolution was, however, subject to a proviso that it may be revoked by our board of directors at their discretion, without the need for further approval by our shareholders.

As at the date of this annual report, we have neither changed our name nor have we proceeded with the completion of the Share Exchange with Bestshot.com Inc., Bestshot.com Corp., John Davis, Richard Coglon and Mark Morrill. As at the date of this annual report, as is our right under the Share Exchange Agreement, we have elected not to proceed with the completion of the Share Exchange due to the fact that Bestshot.com Inc. was unable to obtain shareholder approval with respect to its continuation from Wyoming, its current jurisdiction of incorporation, to the province of Alberta. Our obligation to consummate the transactions contemplated by the Share Exchange Agreement was subject to the fulfilment of a number of conditions precedent, including the continuation of Bestshot.com Inc. from Wyoming to Alberta. As Bestshot.com Inc. was unable to complete the continuation as contemplated by the Share Exchange Agreement, management deemed it to be in our best interest not to proceed with the transactions under the Share Exchange Agreement. Despite the fact that we do not intend to proceed with the completion of the Share Exchange, at the date of this annual report, we are contemplating the possible purchase of Bestshot.com Inc.'s assets, including its website, its digital video library and its Origin Digital Video Series.

On April 25, 2002, we held the Annual General Meeting of our shareholders. At the Annual General Meeting, the number of directors was set at four and three of the four individuals nominated as directors were elected, including Ron Schmitz, Anthony Knott and Richard Coglon. In addition, Davidson & Company was appointed our auditor for the fiscal year ending November 30, 2002.

Development of Our Business

Since December 1, 2000, we have operated as a blank check company seeking a suitable business opportunity or business combination.

As noted, following the year ended November 30, 2001, on December 17, 2001, we entered into a Share Exchange Agreement with Bestshot.com Inc., Bestshot.com Corp., John Davis, Richard Coglon and Mark Morrill, pursuant to which we were to acquire 100% of the issued and outstanding shares (a total of 20,515,942 common shares) of Bestshot.com Inc. in exchange for 24,618,590 common shares in the capital of our company. Each share of Bestshot.com Inc. stock was to be exchanged for 1.2 common shares in the capital of our company. In addition, following the completion of the Share Exchange, we anticipated changing our name to "Mouve' Image Inc." to reflect our new business. At the date of this annual report, we have elected not to proceed with the transactions contemplated by the Share Exchange Agreement (see "History and Development of Bradner Ventures Ltd." above).

As the Share Exchange was not completed, we resumed our operations as a blank check company seeking to identify a suitable business opportunity or business combination. However, as noted, despite the fact that we do not intend to proceed with the completion of the Share Exchange, at the date of this annual report, we are contemplating the possible purchase of Bestshot.com Inc.'s assets, including its website, its digital video library and its Origin Digital Video Series.

Capital Expenditures and Divestitures

On July 13, 2001, we entered into a Loan Agreement with Bestshot.com Inc. and Bestshot.com Corp., pursuant to which we agreed to loan up to $350,000 to Bestshot.com Inc. and Bestshot.com Corp. At the time that we entered into the Loan Agreement, both John Davis and Richard Coglon were directors of our company and shareholders of Bestshot.com Inc. In addition, Mr. Davis is the President and a director of Bestshot.com Inc. and Mr. Coglon is the Secretary and a director of Bestshot.com Inc.. Mr. Davis resigned as a director of our company on March 25, 2002. The loan of $350,000 is evidenced by a promissory note. The loan bears interest at a rate of 10% per year and the loan and any interest payable is due on July 13, 2003. In the event of a default (as defined by the Loan Agreement), we are entitled to convert any or all of the loan and any interest payable into shares of Bestshot.com Inc. at a price of US$0.75 per share. The Loan Agreement was amended by an Amending Agreement between the parties dated February 13, 2002. The purpose of the Amending Agreement was to clarify that the Loan Agreement was referred to a loan of up to US$350,000 as opposed to CDN$350,000. The Loan Agreement was further amended on March 13, 2002 by the Second Amending Agreement for the purpose of increasing the amount of the loan from US$350,000 to US$450,000. As at May 1, 2002, we have loaned a total of US$365,000 (CDN$581,983) to Bestshot.com Inc. and Bestshot.com Corp., all of which remains outstanding. We may not be able to recover the proceeds of this loan since the share exchange is not proceeding and since Bestshot.com has little or no assets or cash flow. Accordingly, we have written down the full amount of the loan during the fiscal year ended November 30, 2001.

B. Business Overview

Present Operations of Bradner Ventures Ltd.

For the year ended November 30, 2001, we incurred net losses of $489,432. For the year ended November 30, 2000, we incurred net losses of $91,248 and for the year ended November 30, 1999, we incurred losses of $369,731. We did not generate any revenues for the years ended November 30, 2001, 2000 and 1999. The anticipated exploration and development of our mineral properties was not and will not be achieved or further pursued. As we do not presently have an operating business which we can pursue, our management is seeking to either identify a suitable business opportunity or enter into a suitable business combination. Due to our inability to generate any revenues in mineral exploration and development, we decided to seek to identify a suitable technology-based business to pursue. However, a suitable mineral exploration property would also be considered. Our management does not believe that we will be able to generate revenues without identifying and completing the acquisition of a suitable business opportunity. In addition, if we are unable to identify a suitable business opportunity, shareholders will not realize a return on their investment in our company, and there will be no market for our common shares.

On April 19, 2001, our common shares were approved for quotation on the National Association of Securities Dealers Inc.'s Over-the-Counter Bulletin Board. On June 20, 2001, our common shares were voluntarily delisted from the Canadian Venture Exchange (now the TSX Venture Exchange).

We will continue to seek a new business opportunity. Once a business opportunity has been identified, we will investigate and evaluate the business opportunity. In selecting a suitable business opportunity, management of our company intends to focus on the potential for future profits and strength of current operating management of the business opportunity. Management believes that the greatest potential lies in technology and goods or products-related industries, rather than principally service industries. Nevertheless, this shall not preclude any other category of business or industry to be investigated and evaluated by our company as opportunities arise.

We will conduct our own investigation to identify an appropriate business opportunity. We will seek a potential business opportunity from all known sources but will rely principally upon personal contacts of our officers and directors, as well as indirect associations between them and other business and professional people.

Evaluation of Opportunities

The analysis of new business opportunities will be undertaken by or under the supervision of our officers and directors. Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as:

- the available technical, financial and managerial resources;

- working capital and other financial requirements;

- history of operation, if any;

- prospects for the future;

- present and expected competition;

- the quality and experience of management services which may be available and the depth of that management;

- the potential for further research, development or exploration;

- specific risk factors not now foreseeable but which may be anticipated to impact our proposed activities;

- the potential for growth or expansion;

- the potential for profit;

- the perceived public recognition or acceptance of products, services or trades; and

- name identification.

Management of our company will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, we intend to utilize written reports and personal investigation to evaluate the above factors. We will not acquire or merge with any company for which audited financial statements cannot be obtained.

Opportunities in which we participate will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. Our shareholders must, therefore, depend on management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to our participation). Even after our participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by our company and, therefore, our shareholders.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by our company of the related costs incurred. There is the additional risk that we will not find a suitable target. Management does not believe that we will generate revenue without identifying and completing the acquisition of a suitable business opportunity or a transaction with a suitable target company. If no such business opportunity target is identified, no return on an investment in our company will be realized and there will likely not be a market for our common shares.

Acquisition of Opportunities

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. We may also purchase stock or assets of an existing business. It is likely that any merger with an existing company or any acquisition of a business opportunity will be in the form of a reverse takeover, which will require both shareholder approval and a disclosure document. We are unable to estimate accurately the cost of either a merger with an existing company or the acquisition of a business opportunity. However, the costs associated with a merger or the acquisition of a business opportunity would come from our company's working capital. In the event that we do not have sufficient working capital, our directors have agreed to undertake the costs associated with such a transaction. Once a transaction is complete, it is possible that our present management and shareholders will not be in control of our company. In addition, a majority or all of our officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of our shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable securities laws. In some circumstances, however, as a negotiated element of such a transaction, we may agree to register such securities either at the time the transaction is consummated, under certain conditions or at a specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our common shares may have a depressive effect on such market.

As part of our investigation, officers and directors of our company may:

- meet personally with management and key personnel;

- visit and inspect material facilities;

- obtain independent analysis or verification of certain information provided;

- check references of management and key personnel; and

- take other reasonable investigative measures, to the extent allowed by our limited financial resources and management expertise.

The manner in which we participate in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of our company and other parties, the management of the opportunity and our relative negotiating strength and such other management. With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of our company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, our shareholders will, in all likelihood, hold a lesser percentage ownership interest in our company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event we acquire a target company with substantial assets. Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our then shareholders.

To date, other than the unconsummated Share Exchange Agreement between our company, Bestshot.com Inc., Bestshot.com Corp., John Davis, Richard Coglon and Mark Morrill (see Item 4 "Information on Bradner Ventures Ltd." for further detail), management has conducted no investigations of any business opportunity or company nor has it met with representatives of any company or business. There can be no assurance that management of our company will ever be able to identify and secure a suitable business opportunity interested in entering into a transaction with our company or that management has the requisite experience to recognize and understand a business operation that would benefit our company. In the event that management is able to locate what it considers to be a suitable business opportunity, there can be no assurance that the acquisition of such business opportunity or the entering into of a business combination will be successful. Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such benefits of a publicly traded corporation include, among others:

- facilitating or improving the terms on which additional equity financing may be sought;

- providing liquidity for the principals of a business;

- creating a means for providing incentive stock options or similar benefits to key employees; and

- providing liquidity (subject to restrictions of applicable statutes) for all shareholders.

In contrast, negative aspects of becoming a publicly traded corporation include, among others:

- complying with the requirements of the Securities Exchange Act of 1934;

- complying with the requirements of the British Columbia Securities Act;

- distracting management's attention from the day to day operations of our company;

- restricting publicity and other marketing activities to ensure compliance with securities law requirements and minimize potential liability for our company and management;

- exposure of our officers and directors to lawsuits and liability under the securities laws; and

- the increased legal, accounting and other expenses connected with operating a public company.

Potentially available business opportunities and/or business combination may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

We are presently seeking to identify a new business opportunity. As of the date of this annual report, we have not entered into an agreement, understanding or arrangement concerning the acquisition or potential acquisition of a specific business opportunity. There is no assurance that management will be able to secure a suitable prospect or that it has the requisite experience to recognize and understand a business operation that would benefit our company.

Plan of Operation

We will continue to seek a new business opportunity over the twelve month period ending November 30, 2002. Once a business opportunity has been identified, we will investigate and evaluate the business opportunity.

Cash Requirements

Over the twelve month period ending November 30, 2002, we anticipate that we will have to raise approximately $50,000 in order to continue pursuing a suitable business opportunity or combination. We expect that we will raise additional funding through private placements of our equity securities and/or debt financing.

On January 22, 2002, we announced the completion of a private placement of an aggregate of 250,000 units at a price of $0.20 per unit for total proceeds of $50,000. Each unit consists of one common share in the capital of our company and one share purchase warrant which allows the holder to purchase one additional common share at a price of $0.25 per share for a period of two years.

In the event that the Bureau of Land Management pursues a court order against our company with respect to the reclamation of the lands comprising the RC Project in Nevada, we may require additional funds to defend the action, pay a judgment in the event that the Bureau of Land Management is successful or pay the costs associated with the reclamation of the lands comprising the RC Project. We are required by the Bureau of Land Management to purchase an interim bond in the amount of US$12,078, which as at the date of this annual report, we have not purchased. Additional information with respect to the reclamation of lands comprising the RC Project is available in our Registration Statement on Form 20-F/A, which was filed with the SEC on January 22, 2001.

Product Research and Development

We do not anticipate that we will expend any significant monies on research and development over the twelve months ending November 30, 2002.

Purchase of Significant Equipment

We do not intend to purchase any significant equipment over the twelve months ending November 30, 2002.

Employees

Over the twelve months ending November 30, 2002, we anticipate an increase in the number of employees we retain only if we identify and complete the acquisition of a business opportunity or enter into a business combination. Such an increase on the number of employees may significantly increase our monthly burn rate; such increase in the monthly burn rate depends on the number of employees we retain.

C. Organizational Structure

As of the date of this annual report, we do not have any subsidiaries.

D. Property, Plants and Equipment

We currently rent office space located at Suite 1260, 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1G5, based upon a month to month oral agreement with ASI Accounting Services Inc., at a cost of $500 per month.

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian Generally Accepted Accounting Principles, and has not been reconciled to United States Generally Accepted Accounting Principles. Loss per share numbers for the years ended November 30, 1999 and 1998 have been adjusted to reflect a 1 for 7 reverse stock split approved on November 25, 1999.

A. Operating Results

Year ended November 30, 2001 Compared to Year ended November 30, 2000

We incurred a loss for the year ended November 30, 2001 of $489,432 or $(0.13) per share compared to a loss of $91,248 or $(0.03) per share for the year ended November 30, 2000. The increase in the loss is due to the following factors:

- an increase in professional fees of $25,644 (2001 - $84,903, 2000 - $59,259)

- a writedown of advances to affiliate of $391,000 during the year (2000 - $Nil) which represents advances to Bestshot.com under the Loan Agreement between the Company and Bestshot.com.

We continue to seek business opportunities that would be of interest to our company.

Cash flow from operations for the year ended November 30, 2001 was a cash outflow of $250,720 compared to a cash inflow of $292,065 for the year ended November 30, 2000. The decrease in the cash inflow is due to the advances of $391,000 to Bestshot.com during the year ended November 30, 2001 which were partially offset by the a private placement of $25,000 and exercise of warrants of $194,947. The remaining outflow costs were for operating expenses during the year.

Year ended November 30, 2000 Compared to Year ended November 30, 1999

We incurred a loss for the year ended November 30, 2000 of $91,248 or $(0.03) per share compared to a loss of $369,731 or $(0.28) per share for the year ended November 30, 1999. The decrease in the loss is due to the following factors:

- a decrease in the loss on sale of long term investments of $40,666 based on a loss of $19,224 for the year ended November 30, 2000 ($59,890 - 1999) from the sale of shares held in Gold Canyon Resources Inc.;

- a decrease in management fees of $37,500 based on a loss of $Nil for the year ended November 30, 2000 ($37,500 - 1999) due to the cancellation of management contracts during 1999 of two directors; and

- somewhat offsetting these costs decreases was an increase in professional fees of $17,442 ($59,259 - 2000, $41,817 - 1999) and transfer agent/regulatory fees of $5,148 ($9,917 - 2000, $4,769 - 1999) which arise from the shares for debt and private placement filings that took place during the year ended November 30, 2000.

During the year ended November 30, 2000, we continued to re-organize our financial structure by settling outstanding debts with creditors and completing a private placement for gross proceeds of $323,000.

Cash flow from operations for the year ended November 30, 2000 was a cash inflow of $292,065 compared to a cash outflow of $881 for the year ended November 30, 1999. The increase in the cash inflow was due to the completion of a private placement of $323,000 during the year ended November 30, 2000.

Year ended November 30, 1999 compared to the Year ended November 30, 1998

We continued our program of exploring and searching for potential acquisitions of mineral properties or other viable businesses. We incurred a loss for the year of $369,731 or $(0.28) per share compared to a loss of $512,408 or $(0.45) per share in 1998. The decrease in the loss is due to the following:

- a decrease in the write-down of mineral properties from $336,049 in 1998 to $Nil in 1999 as we abandoned exploration and development of our Nevada mineral property;

- a decrease in the loss on sale of long term investments from $70,302 in 1998 to $59,890 in 1999 relating to the sale of shares of Gold Canyon Resources Inc. during the year;

- a decrease in management fees paid from $45,000 in 1998 to $37,500 in 1999 as management contracts were cancelled during the latter part of the year ending 1999; and

- somewhat offsetting these costs decreases was an increase in professional fees of $9,114 ($41,817 - 1999, $32,703 - 1998) and an increase in the write-down of long-term investment of $211,959 ($211,959 - 1999, $Nil - 1998) based on the declining market value of Gold Canyon Resources Inc. common shares.

It should be noted that due to differences in Canadian GAAP and US GAAP, the write-down of mineral property of $336,049 in 1998 would be $36,142 using US GAAP Under Canadian GAAP, the mineral properties are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, exploration costs are charged to expense as incurred and capitalized when the properties are determined to have economically recoverable proven reserves but are not yet producing at a commercial level.

Cash flow from operations in 1999 was an outflow of $881 which is a small variance from a cash inflow of $970 in 1998. The cash outflows for 1999 and 1998 consists primarily of administration expenses paid during the year with adjustments made for proceeds and losses from the sale of long-term investments and write-down of mineral properties.

B. Liquidity and Capital Resources

As at November 30, 2001

During the year ended November 30, 2001, we spent $94,667 on operations and had cash outflows of $250,720 from investing and financing activities, thereby decreasing our cash position from $292,460 at November 30, 2000 to $41,740 at November 30, 2001. The normal operating expenses for the year ended November 30, 2001 of $103,687 consist of professional fees (accounting, administration and legal) of $84,903, transfer agent and regulatory fees of $6,137 and office and miscellaneous of $7,962. We expect to fund our ongoing operations through the cash on hand of $41,740. Following the year ended November 30, 2001, on January 22, 2002, we announced the completion of a private placement of an aggregate of 250,000 units, each unit consisting of one common share and one share purchase warrant which allows the holder to purchase an additional common share at a price of US$0.25 per share for a period of 2 years. Proceeds from the private placement totalled US$50,000.

We do not have cash inflows from operations but through June 29, 2001, we received approximately $2,000 per quarter from a term deposit of $275,000. The $275,000 that formed the term deposit was subsequently advanced to Bestshot.com Inc. pursuant to a Loan Agreement dated July 13, 2001 (see Item 7.B "Related Party Transactions" and Item 10.C "Material Contracts"). We are actively seeking business opportunities and if warranted, expenses will be incurred as part of the due diligence process. If an acquisition agreement is concluded in fiscal 2002, it is possible that additional professional, filing and due diligence costs will be incurred and that we may seek additional financing to fund future business ventures.

As at November 30, 2000

During the year ended November 30, 2000, we spent $69,437 on operations and had cash inflows of $361,502 from investing and financing activities, thereby increasing our cash position from $395 at November 30, 1999 to $292,460 at November 30, 2000. We completed a financing of $323,000 during the year and also received proceeds of $40,000 from the disposal of investments. The normal operating expenses for the year ended November 30, 2000 of $81,520 consist of professional fees (accounting, administration and legal) of $59,259, transfer agent and regulatory fees of $9,917 and office and miscellaneous of $6,869.

As at November 30, 1999

Our financial position was slightly worse in 1999 compared to 1998. Cash decreased from $1,276 at November 30, 1998 to $395 at November 30, 1999. We used the proceeds of $39,231 from the sale of long-term investments to help fund the operating costs in 1999 and also had to write-down the value of the long-term investment by $211, 959 based on the depressed market value of the shares of Gold Canyon Resources Inc., thereby reducing our assets and financial ability.

Change in Business

In 1998, we decided not to pursue our mineral property in Nevada. Since that time, we have continued to actively seek business opportunities which may or may not be in the mineral resource industry. If we seek a business that is outside of the mineral resources industry, we will then seek approval of the shareholders for a change in business.

US GAAP

The results of operations discussed above are based on our audited financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and principles generally accepted in the United States are listed and quantified in Note 11 to the audited financial statements included elsewhere in this document. Significant differences between Canadian GAAP and US GAAP include:

- the requirement under US GAAP to record compensation expense when shares or share options are issued or granted to officers at prices below market value at the time of issuance or grant, whereas under Canadian GAAP, compensation expense is generally not recorded under these circumstances.

- the requirement under Canadian GAAP requires that basic earnings per share ("EPS") be based solely on the common shares actually issued and outstanding, whereas US GAAP requires the inclusion of "common stock equivalents" in the calculation of primary EPS when their inclusion would have dilutive effect. Our common stock equivalents are the unexercised common share stock options.

- the treatment of income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 under US GAAP. SFAS No.109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse. There is no effect of adopting the provisions of SAFES No.109 on our financial statements as the recognition criteria for deferred tax assets have not been met.

- the requirement under US GAAP to expense mineral property exploration expenditures and land-use costs relating to mineral properties for which commercial feasibility has not yet been established, whereas under Canadian GAAP, these expenses are capitalized and amortized based on future production or expensed when the properties are abandoned.

- under Canadian generally accepted accounting principles, marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary.

As at November 30, 2001 and 2000, there were no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

C. Research and Development, patents, licenses etc.

We do not currently and did not previously have research and development policies in place. Over the past three fiscal years, we expended a total of $nil on the development of our various mining properties.

ITEM 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/area of expertise of each of our directors and officers, as at May 1, 2002:

Name / Office Held / Age	Area of Expertise/Function	Business Experience
Ron Schmitz Director and President Age 36	Director since June 23, 1997 and President since May 19, 2000	President of ASI Accounting Services Inc. since July, 1995
Gurdeep Phachu Corporate Secretary Age 33	Corporate Secretary since April 27, 1998	Accountant with ASI Accounting Services Inc. since July, 1996, and Certified General Accountant since June, 1998
Anthony Knott Director Age 56	Director since February 7, 2000

President and CEO of Central Coast Power Corp. (1985 to present), Managing Director of Spirit Trawl Corp. (1999 to present) and Spirit Fishing Ltd. (1994 to present), President of International Power Corp. (1996-1997)

Richard Coglon Director Age 43	Director since November 26, 2001	President of Rainmaker Enterprises Corp. and former CEO, Secretary and Director of Bestshot.com Inc.
Dr. Jamie Walker Treasurer Age 45	Treasurer since November 26, 2001	Doctor of Anesthesiology at Lions Gate Hospital since 1988

Ron Schmitz

Mr. Schmitz is the President of ASI Accounting Services Inc. and has held that position since July, 1995. ASI Accounting Services Inc. provides administrative, accounting and office services to public and private companies. Mr. Schmitz completed level 3 of the Certified General Accountant program in June, 1987. In addition to his position as a director of our company, Mr. Schmitz has been a director of Gold Canyon Resources Inc. since April, 1997, of Touchstone Resources Ltd. since March, 2001 and of Benem Ventures Inc. since March, 2002, all of which are public companies traded on the TSX Venture Exchange (formerly the Canadian Venture Exchange).

Gurdeep Phachu

Mr. Phachu has been employed as an accountant with ASI Accounting Services Inc. since July, 1996, and obtained his Certified General Accountant designation in June, 1998. Mr. Phachu obtained his Bachelor of Commerce degree from the University of British Columbia in May, 1991.

Anthony Knott

Mr. Knott is currently the President and Chief Executive Officer of Central Coast Power Corp., a position he has held since 1985. Central Coast Power Corp. is an electrical utility generating and distributing hydro generated power company. He is also the managing director of Spirit Trawl Corp. and Spirit Fishing Ltd. During 1996/1997, he was the President of International Power Corp. In addition to his position as a director of our company, Mr. Knott is currently a director of Muskox Minerals Corp., a public company traded on the TSX Venture Exchange (formerly the Canadian Venture Exchange), a position he has held since November 30, 1999. Mr. Knott is also on the Board of Directors of Slave Lake Diamonds Ltd., a private company.

Richard Coglon

Mr. Coglon is the President of Rainmaker Enterprises Corp., a position he has held since May, 1995. Rainmaker Enterprises is a private merchant-banking firm which has been involved in a number of resource, industrial, and technology related start-ups, including their funding and initial public offerings. From April, 1999 to May, 2002, Mr. Coglon was a director of Bestshot.com Inc. and was responsible for providing strategic planning for Bestshot's financing, business development and expansion. Mr. Coglon is a graduate of the University of Alberta, where he completed a B.Comm (1982), and the University of Victoria, where he graduated with an LL.B (1985). Mr. Coglon practiced law in Vancouver between 1986 and 1999, specializing in corporate and commercial law and securities, and remains a member of the British Columbia Law Society. He has extensive experience in structuring public offerings from emerging companies to large public corporations.

Dr. Jamie Walker

Dr. Walker has been a doctor of anaesthesiology at Lions Gate Hospital since 1988. Dr. Walker obtained his medical degree at the University of Alberta and Fellowship of Anaesthesiology in 1988 from the University of British Columbia.

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B. Compensation

Other than as set forth in the table below, none of our executive officers was paid or earned compensation for performing his duties during the fiscal years ended November 30, 2001, 2000 and 1999:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary	Bonus	Other Annual Compen- sation	Awards		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Ron Schmitz President(1)	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 85,000(6) 7,142(7)	Nil Nil Nil	Nil Nil Nil	$31,341(2) $34,630(3) $39,204 (4)(5)
Gurdeep Phachu, Corporate Secretary	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 5,000(8) 3,429(7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Akiko Levinson(9)	2000 1999	Nil $12,500(10)	Nil Nil	Nil Nil	Nil 11,286(7)	Nil Nil	Nil Nil	Nil Nil
Michael Levinson(11)	2000 1999	Nil $25,000(12)	Nil Nil	Nil Nil	440,000 465,000	Nil Nil	Nil Nil	Nil Nil

(1) Ron Schmitz, President of our company since May 19, 2000 and a director of our company since June 23, 1997, is the President and principal of ASI Accounting Services Inc. ("ASI"). ASI provides us with accounting and administrative services on a month to month basis, and as such, there is no written agreement between our company and ASI. ASI also rents office space to our company (pursuant to an oral agreement) at a rate of $500 per month ($6,000 annually).

(2) The total sum paid to ASI is comprised of approximately $15,000 in accounting fees, $6,000 in rent and approximately $10,341 in general administration costs.

(3) The total sum paid to ASI is comprised of approximately $15,000 in accounting fees, $6,000 in rent and approximately $13,630 in general administration costs.

(4) The total sum paid to ASI is comprised of $33,204 in accounting fees and $6,000 in rent.

(5) We entered into a Shares for Debt Agreement dated March 10, 1999 with ASI, pursuant to which we agreed to settle outstanding invoices totalling $8,999.09 by issuing to ASI an aggregate of 59,993 common shares in our capital at a deemed price of $0.15 per common share.

(6) Ron Schmitz was granted options to purchase an aggregate of 85,000 common shares at an exercise price of $0.21 per share. Mr. Schmitz exercised these options following the year end on January 30, 2002.

(7) These options were cancelled on February 7, 2000, pursuant to an agreement between our company and the holders of all outstanding options to purchase common shares in our capital.

(8) Gurdeep Phachu was granted options to purchase an aggregate of 5,000 shares at an exercise price of $0.21. Mr. Phachu exercised these options following the year end on January 22, 2002.

(9) Akiko Levinson resigned from her position as a director of our company on March 29, 2000.

(10) We entered into a Shares for Debt Agreement dated March 10, 1999 with Akiko Levinson, pursuant to which we agreed to settle outstanding invoices totalling $3,750 by issuing to Mrs. Levinson an aggregate of 24,999 common shares in our capital at a deemed price of $0.15 per common share.

(11) Michael Levinson resigned from his positions as a director and the President of our company on May 19, 2000.

(12) We entered into a Shares for Debt Agreement dated March 10, 1999 with Michael Levinson, pursuant to which we agreed to settle outstanding invoices totalling $7,500 by issuing to Mr. Levinson an aggregate of 49,998 common shares in our capital at a deemed price of $0.15 per common share.

No cash compensation was paid to any of our directors for the director's services as a director during the fiscal year ended November 30, 2001. We have no standard arrangement pursuant to which directors are compensated by us for their services in their capacity as directors except for the granting from time to time of incentive stock options.

As of the date of this annual report, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer's employment with our company, from a change in control of our company or a change in such officer's responsibilities following a change in control. On September 30, 1999, we terminated management agreements between our company and each of Michael Levinson (formerly a director and our President) and Akiko Levinson (formerly a director of our company). Pursuant to the management agreement with Mr. Levinson, we paid Mr. Levinson consulting fees in the amount of $2,500 per month. Pursuant to the management agreement with Ms. Levinson, Ms. Levinson was paid consulting fees in the amount of $1,250 per month. The final payments under the Management Agreements were made on September 30, 1999.

AGGREGATED OPTION/SAR EXERCISES DURING THE
MOST RECENTLY COMPLETED FINANCIAL YEAR
AND FINANCIAL YEAR END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at November 30, 2001 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at November 30, 2001 Exercisable/ Unexercisable(1)
Ron Schmitz(2)	Nil	Nil	85,000 / 0	$14,450 / 0
Gurdeep Phachu(3)	Nil	Nil	5,000 / 0	$850 / 0

(1) The closing bid price on November 30, 2001 was US$0.30.

(2) Ron Schmitz was granted options to purchase an aggregate of 85,000 common shares at an exercise price of CDN$0.21 (US$0.13 based on the average daily trade price in November, 2001) per share on February 7, 2000. Following the year end, on January 30, 2002, Mr. Schmitz exercised 85,000 options, at which date the closing price of our common shares was US$0.15.

(3) Gurdeep Phachu was granted options to purchase an aggregate of 5,000 common shares at an exercise price of CDN$0.21 (US$0.13 based on the average daily trade price in November, 2001) per share on February 7, 2000. Following the year end, on January 30, 2002, Mr. Phachu exercised 5,000 options, at which date the closing price of our common shares was US$0.15.

Compensation of Directors

Particulars of stock options granted to our directors during the most recently completed financial year are as follows:

Name of Director	No. of Shares	Exercise Price per Common Share	Date of Grant Expiry Date
Dr. Jamie Walker(1)	50,000	US$0.15	June 26, 2011

(1) Mr. Walker resigned as a director of our company on November 26, 2001 but was appointed our Treasurer on November 26, 2001.

C. Board Practices

The directors are re-elected and the officers are re-appointed at the Annual General Meeting of our shareholders. The last Annual General Meeting was held on April 25, 2002, and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Company Act (British Columbia).

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

As of the date of this annual report, the members of our audit committee include Ron Schmitz, Anthony Knott and Richard Coglon. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors. The audit committee did not physically meet during the year ended November 30, 2001.

D. Employees

During the fiscal years ended November 30, 2001, 2000 and 1999, we did not have any employees. During the year ended November 30, 1999, we employed two consultants pursuant to the terms of their respective management agreements. As noted in Item 10.B above, the management agreements were terminated on September 30, 1999, at which time final payment under the management agreements were made.

We do not currently have any paid employees and have not experienced a significant change in the number of people we employ.

E. Share Ownership

There were 5,291,284 common shares, 50,000 stock options and 250,000 share purchase warrants issued and outstanding as of May 1, 2002. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name Office Held	Number of Common Shares Beneficially Owned as of May 1, 2002	Percentage(1)
Ron Schmitz President and Director	658,764	12.5%
Gurdeep Phachu Secretary	5,000	0.1%
Anthony Knott Director	542,737	10.3%
Richard Coglon Director	1,318,143(2)	24.3%
Dr. Jamie Walker Treasurer	154,857(3)	2.9%

(1) Based on 5,291,284 common shares issued and outstanding as at May 1, 2002, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.

(2) Includes 125,000 share purchase warrants. The share purchase warrants entitle Mr. Coglon to purchase 125,000 common shares at a price of US$0.25 per share for a period of two years, expiring November 29, 2003.

(3) Includes options to purchase 50,000 common shares at a price of US$0.15 per share. The options vested immediately and expire on June 26, 2011.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

During the year ended November 30, 2001, we granted options to purchase 50,000 common shares in the capital of our company to one of our directors. The options vested immediately, are exercisable at a price of US$0.15 per share and expire on June 26, 2011.

No stock options were exercised by our executive officers during the year ended November 30, 2001. Following the year ended November 30, 2001, on January 30, 2002, Ron Schmitz exercised 85,000 options at an exercise price of $0.21 per share and Gurdeep Phachu exercised 5,000 options at a price of $0.21 per share. There were no long-term incentive awards made to our executive officers during the fiscal year ended November 30, 2001 nor are there pension plan benefits in place for our executive officers.

We do not have a formal stock option plan or any informal plan to pay compensation to directors, officers or employees by way of options. Despite having no formal stock option plan, we have historically issued stock options to our officers and directors in lieu of cash compensation and as an incentive to continue to achieve the objectives of our shareholders.

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

There were 5,291,284 common shares issued and outstanding as of May 1, 2002. The following table sets forth, as of May 1, 2002, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name	Amount Owned(1)	Percent of Class(2)
Ron Schmitz	658,764	12.5%
Anthony Knott	542,737	10.3%
Richard Coglon	1,318,143(3)	24.3%
CDS & Co.	3,814,116	72.1%
Officers and Directors as a Group	2,679,501(4)	49.0%

(1) We believe that all persons hold legal title and have no knowledge of actual ownership.

(2) The percentages are based upon 5,291,284 common shares issued and outstanding as at May 1, 2002, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.

(3) Includes 125,000 share purchase warrants. The share purchase warrants entitle Mr. Coglon to purchase 125,000 common shares at a price of US.25 per share for a period of two years, expiring November 29, 2003.

(4) Includes 50,000 options to purchase common shares and 125,000 share purchase warrants exercisable within 60 days.

There has been no significant change in the percentage ownership of any of our major shareholders during the years ended November 30, 2001, 2000 or 1999.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company's shares who are not major shareholders.

As of May 1, 2002, the registrar and transfer agent for our company reported that there were 5,291,284 common shares issued and outstanding. Of those common shares issued and outstanding, 4,812,691 common shares were registered to Canadian residents (19 shareholders), 352,165 common shares were registered to residents of the United States (21 shareholders) and 126,428 common shares were registered to residents of other foreign countries (2 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

During the year ended November 30, 2001, we paid ASI Accounting Services Inc. fees totalling $31,341 (comprised of approximately $15,000 in accounting fees, approximately $10,341 in general administration fees and $6,000 in rent). Between December 1, 2001 and April 30, 2002, we paid ASI Accounting Services Inc. fees totalling $13,320 (comprised of approximately $7,000 in accounting fees, approximately $3,820 in general administration fees and $2,500 in rent). Ron Schmitz, our President and one of our directors, is also the President of ASI Accounting Services Inc.

On July 13, 2001, we entered into a Loan Agreement with Bestshot.com Inc. and Bestshot.com Corp., pursuant to which we agreed to loan up to $350,000 to Bestshot.com Inc. and Bestshot.com Corp. At the time that we entered into the Loan Agreement, Richard Coglon was a significant shareholder of our common stock and was the Secretary and a director as well as a shareholder of Bestshot.com Inc. The loan of $350,000 is evidenced by a promissory note. The loan bears interest at a rate of 10% per year and the loan and any interest payable is due on July 13, 2003. In the event of a default (as defined by the Loan Agreement) we are entitled to convert any or all of the loan and any interest payable into shares of Bestshot.com Inc. at a price of US$0.75 per share. The Loan Agreement was amended by an Amending Agreement between the parties dated February 13, 2002. At the time that the Loan Agreement was amended, both John Davis and Richard Coglon were directors of our company and shareholders of Bestshot.com Inc. In addition, Mr. Davis is the President and a director of Bestshot.com Inc. and Mr. Coglon continued to act as Bestshot.com's Secretary and as a director. The purpose of the Amending Agreement was to clarify that the Loan Agreement was referred to a loan of up to US$350,000 as opposed to CDN$350,000. The Loan Agreement was further amended on March 13, 2002 by the Second Amending Agreement for the purpose of increasing the amount of the loan from US$350,000 to US$450,000. On March 25, 2002, Mr. Davis resigned as a director of our company. As at May 1, 2002, we have loaned a total of US$365,000 (CDN$581,983) to Bestshot.com Inc. and Bestshot.com Corp., all of which remains outstanding. We may not be able to recover the proceeds of this loan since the share exchange is not proceeding and since Bestshot.com Inc. has little or no assets or cash flow. Accordingly, we wrote down the full amount of the loan during the fiscal year ended November 30, 2001.

On December 17, 2001, we entered into a Share Exchange Agreement with Bestshot.com Inc., Bestshot.com Corp., John Davis, Richard Coglon and Mark Morrill, pursuant to which we were to acquire 100% of the issued and outstanding shares (20,515,942 common shares) of Bestshot.com Inc. in exchange for 24,618,590 common shares in the capital of our company. Each share of Bestshot.com Inc. stock was to be exchanged for 1.2 common shares in the capital of our company. At the time that we entered into the Share Exchange Agreement, both Mr. Davis and Mr. Coglon were directors of our company and shareholders of Bestshot.com Inc. In addition, Mr. Davis is the President and a director of Bestshot.com Inc. and Mr. Coglon was the Secretary and a director of Bestshot.com Inc.. Mr. Davis resigned as a director of our company on March 25, 2002. As previously noted, as is our right under the Share Exchange Agreement, we have elected not to proceed with the transactions contemplated by the Share Exchange Agreement, as one of the parties, Bestshot.com Inc., was unable to fulfil the condition that it complete its continuation from Wyoming to the province of Alberta.

ITEM 8 Financial Information

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.

All audited financial statements are in Canadian Dollars.

Financial Statements Filed as Part of the annual report:

Financial Statements for the Years Ended November 30, 2001, 2000 and 1999 (audited), reported on by Davidson & Company, Chartered Accountants:

Auditor's Report dated January 28, 2002, as to disclosure changes for generally accepted accounting principles in the United States.

Balance Sheets for the years ended November 30, 2001 and 2000.

Statements of Operations for the years ended November 30, 2001, 2000 and 1999 and for the period from incorporation (June 23, 1983) to November 30, 2001.

Statements of Shareholders' Equity for the period from incorporation (June 23, 1983) to November 30, 2001.

Statements of Cash Flows for the years ended November 30, 2001, 2000 and 1999 and for the period from incorporation (June 23, 1983) to November 30, 2001.

Notes to Financial Statements

See Item 18 "Financial Statements".

Legal Proceedings

There are no pending legal proceedings to which we are a party or of which any of our property is the subject. There are no legal proceedings to which any director, officer or affiliate of our company or any associate of any such director, officer or affiliate of our company is a party or has a material interest adverse to us.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

B. Significant Changes

On December 17, 2001, we entered into a Share Exchange Agreement with Bestshot.com Inc., Bestshot.com Corp., John Davis, Richard Coglon and Mark Morrill, pursuant to which we were to acquire 100% of the issued and outstanding shares (a total of 20,515,942 common shares) of Bestshot.com Inc. in exchange for 24,618,590 common shares in the capital of our company. Each share of Bestshot.com Inc. stock was to be exchanged for 1.2 common shares in the capital of our company. Bestshot.com Inc.'s business is focused on the design and distribution of in-house branded digital images, stock photography and related services. It also provides professional quality video and CD-ROMs. Following the completion of the Share Exchange, it was anticipated that we would change our name to "Mouve' Image Inc." to reflect our new business.

As at the date of this annual report, we have neither completed the Share Exchange nor changed our name and have exercised our right under the Share Exchange Agreement not to consummate the transactions contemplated under the Share Exchange Agreement, due to the failure of one of the parties to complete its continuation from Wyoming to the province of Alberta (see Item 4 "History and Development of Bradner Ventures Ltd." for further details).

ITEM 9 The Offer and Listing

Price History

Our common shares were traded on the Canadian Venture Exchange (now the TSX Venture Exchange, effective April 8, 2002) under the symbol "BVV" until our shares were voluntarily delisted on June 20, 2001. While our shares were still trading on the Canadian Venture Exchange, our common shares also began trading on the Over-the-Counter Bulletin Board on April 19, 2001 under the symbol "BVLTF".

The annual high and low market prices for our common shares for the five most recent full financial years on the Canadian Venture Exchange through June 20, 2001 and the Over-the-Counter Bulletin Board since April 19, 2001, were as follows:

Year Ended	High	Low
November 30, 1997	CDN$0.43	CDN$0.23
November 30, 1998	CDN$0.20	CDN$0.03
November 30, 1999	CDN$0.09	CDN$0.02
November 30, 2000	CDN$0.75	CDN$0.16
November 30, 2001 (CDNX)	CDN$0.75	CDN$0.28
November 30, 2001 (OTCBB)	US$0.475	US$0.10

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the Canadian Venture Exchange and the Over-the-Counter Bulletin Board (as applicable) were as follows:

Quarter Ended	High	Low
February 29, 2000	CDN$0.61	CDN$0.02
May 31, 2000	CDN$0.75	CDN$0.28
August 31, 2000	CDN$0.33	CDN$0.22
November 30, 2000	CDN$0.35	CDN$0.25
February 28, 2001	CDN$0.70	CDN$0.28
May 31, 2001 (CDNX)	CDN$0.75	CDN$0.45
May 31, 2001 (OTCBB)	US$0.475	US$0.35
August 31, 2001 (CDNX)	CDN$0.70	CDN$0.55
August 31, 2001 (OTCBB)	US$0.42	US$0.35
November 30, 2001 (OTCBB)	US$0.35	US$0.01

The high and low market prices of our common shares for each of the most recent six months (November, 2001 through April, 2002) on the Over-the-Counter Bulletin Board were as follows:

Month Ended	High	Low
November 30, 2001	US$0.30	US$0.10
December 31, 2001	US$0.30	US$0.30
January 31, 2002	US$0.30	US$0.15
February 28, 2002	US$0.15	US$0.15
March 31, 2002	US$0.15	US$0.10
April 30, 2002	US$0.11	US$0.10

The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: (604) 661-9400; Facsimile: (604) 683-3694).

C. Markets

Our common shares traded on the Canadian Venture Exchange (now the TSX Venture Exchange) until they were voluntarily delisted on June 20, 2001. Our common shares now trade exclusively on the Over-the-Counter Bulletin Board (as they have traded since April 19, 2001). Our symbol is "BVLTF" and our CUSIP number is 104634-10-0.

ITEM 10 Additional Information

B. Memorandum and Articles of Association

The information required by this section is incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001.

C. Material Contracts

On July 13, 2001, we entered into a Loan Agreement with Bestshot.com Inc. and Bestshot.com Corp., pursuant to which we agreed to loan up to $350,000 to Bestshot.com Inc. and Bestshot.com Corp. At the time that we entered into the Loan Agreement, Richard Coglon was a significant shareholder of our common stock and was the Secretary and a director, as well as a shareholder, of Bestshot.com Inc. The loan of $350,000 is evidenced by a promissory note. The loan bears interest at a rate of 10% per year and the loan and any interest payable is due on July 13, 2003. In the event of a default (as defined by the Loan Agreement) we are entitled to convert any or all of the loan and any interest payable into shares of Bestshot.com Inc. at a price of US$0.75 per share. The Loan Agreement was amended by an Amending Agreement between the parties dated February 13, 2002. At the time that the Loan Agreement was amended, both John Davis and Richard Coglon were directors of our company and shareholders of Bestshot.com Inc. In addition, Mr. Davis is the President and a director of Bestshot.com Inc. and Mr. Coglon continued to act as Bestshot.com's Secretary and as a director. The purpose of the Amending Agreement was to clarify that the Loan Agreement was referred to a loan of up to US$350,000 as opposed to CDN$350,000. The Loan Agreement was further amended on March 13, 2002 by the Second Amending Agreement for the purpose of increasing the amount of the loan from US$350,000 to US$450,000. On March 25, 2002, Mr. Davis resigned as a director of our company. As at May 1, 2002, we have loaned a total of US$365,000 (CDN$581,983) to Bestshot.com Inc. and Bestshot.com Corp., all of which remains outstanding. We may not be able to recover the proceeds of this loan since the share exchange is not proceeding and since Bestshot.com has little or no assets or cash flow. Accordingly, we have written down the full amount of the loan during the fiscal year ended November 30, 2001.

On December 17, 2001, we entered into a Share Exchange Agreement with Bestshot.com Inc., Bestshot.com Corp., John Davis, Richard Coglon and Mark Morrill, pursuant to which we were to acquire 100% of the issued and outstanding shares (a total of 20,515,942 common shares) of Bestshot.com Inc. in exchange for 24,618,590 common shares in the capital of our company. Each share of Bestshot.com Inc. stock was to be exchanged for 1.2 common shares in the capital of our company. As at the date of this annual report, we have elected not to proceed with the share exchange as Bestshot.com Inc. had not fulfilled its obligations under the Share Exchange Agreement.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E. Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm's length with us, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his/her/its common shares in our company in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty") as at the date of this annual report statement and the currently publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA"). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of our common shares.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol, ratified on November 9, 1995, provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of our voting stock. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of our voting stock, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We will be required to withhold any such tax from the dividend and remit the tax directly to CCRA for the account of such shareholder.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a) if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b) the holder is a U.S. LLC which is not subject to tax in the U.S.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of our company unless:

(a) the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b) the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him/her/it when they ceased to be a resident of Canada,

(c) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

(d) the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to one-half of the capital gain.

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a US Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See "Canadian Federal Income Tax Consequences" above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as, dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Purchasers of the common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of the common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a "U.S. Holder" includes a beneficial holder of our common shares who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Our Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that our company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income. See "Foreign Tax Credit" below. To the extent that distributions exceed current or accumulated earnings and profits of our company, they will be treated first as a return of capital to the extent of the shareholder's basis in our common shares and thereafter as gain from the sale or exchange of our common shares. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of the voting stock of our company is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from our company. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a "U.S. Holder" is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a "collapsible corporation" within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of "collapsible corporation"). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in the common shares of our company. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A "collapsible corporation" is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of our company. Management of our company is of the opinion that there is little, if not, any likelihood of us being deemed a "Foreign Personal Holding Company", a "Foreign Investment Company" or a "Controlled Foreign Corporation" (each as defined below) under current and anticipated conditions.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of our company would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of our company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. We believe that our company is a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat our company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an "Unpedigreed QEF Election" by recognizing as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by our company. An "excess distribution" is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of our company during such U.S. Holder's holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if we are no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which our company is a PFIC and the U.S. Holder holds shares of our capital stock) (a "Unpedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF. For example, under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of our common shares are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions." For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts to be included in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of our company and our earnings invested in "U.S. property" (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of our common shares by such a 10% U.S. Holder of our company at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of our company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES IN THE CAPITAL OF OUR COMPANY.

I. Documents on Display

Documents concerning our company referred to in this annual report may be viewed during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1 by making an appointment.

H. Subsidiary Information

As at the date of this annual report, we do not have any subsidiaries.

ITEM 11 Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12 Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Reserved

ITEM 16 Reserved

PART III

ITEM 17 Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18 Financial Statements

Financial Statements Filed as Part of the annual report:

Financial Statements for the Years Ended November 30, 2001, 2000 and 1999 (audited), reported on by Davidson & Company, Chartered Accountants:

Auditor's Report dated January 28, 2002, as to disclosure changes for generally accepted accounting principles in the United States.

Balance Sheets for the years ended November 30, 2001 and 2000.

Statements of Operations for the years ended November 30, 2001, 2000 and 1999 and for the period from incorporation (June 23, 1983) to November 30, 2001.

Statements of Shareholders' Equity for the period from incorporation (June 23, 1983) to November 30, 2001.

Statements of Cash Flows for the years ended November 30, 2001, 2000 and 1999 and for the period from incorporation (June 23, 1983) to November 30, 2001.

Notes to Financial Statements

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)

FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

NOVEMBER 30, 2001

DAVIDSON & COMPANY
Chartered Accountants
A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Bradner Ventures Ltd.
(formerly Bradner Resources Ltd)

We have audited the balance sheets of Bradner Ventures Ltd. (formerly Bradner Resources Ltd.) as at November 30, 2001 and 2000 and the statements of operations, shareholders' equity and cash flows for the years ended November 30, 2001, 2000 and 1999 and for the period from incorporation on June 23, 1983 to November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000 and the results of its operations, shareholders' equity, and its cash flows for the years ended November 30, 2001, 2000 and 1999 and for the period from incorporation on June 23, 1983 to November 30, 2001 in accordance with Canadian generally accepted accounting principles.

/s/ DAVIDSON & COMPANY
Vancouver, Canada	Chartered Accountants
January 28, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to shareholders dated January 28, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

/s/ DAVIDSON & COMPANY
Vancouver, Canada	Chartered Accountants
January 28, 2002

A Member of SC International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT NOVEMBER 30

		2001	2000

ASSETS

Current
Cash and cash equivalents		$41,740	$292,460
Accounts receivable		906	2,342
Prepaid expenses		500	500
		$43,146	$295,302

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities		$32,226	$29,897

Shareholders' equity
Capital stock (Note 4)
Authorized
75,000,000	common shares without par value
25,000,000	preferred shares without par value
Issued
4,441,547	common shares (November 30, 2000 - 3,536,758)	3,812,479	3,577,532
Deficit accumulated during the exploration stage		(3,801,559)	(3,312,127)
		10,920	265,405
		$43,146	$295,302

Contingency (Note 9)

Commitment (Note 10)

Subsequent events (Note 12)

On behalf of the Board:

/s/ Ron Schmitz, Director	/s/ Richard Coglon, Director

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

	Cumulative Amounts from Incorporation on June 23, 1983 to	Year Ended November 30,
	November 30, 2001	2001	2000	1999

EXPENSES
Amortization	$2,095	$-	$-	$-
Bad debts	248	-	-	-
Bank charges and interest	62,060	875	2,723	2,908
Consulting and secretarial	205,016	-	-	-
Finder's fees	180,727	-	-	-
Management fees	337,781	-	-	37,500
Mineral property expenses	50,620	-	-	-
Office and miscellaneous	106,429	7,962	6,869	7,680
Professional fees	612,936	84,903	59,259	41,817
Shareholder relations	72,380	2,896	2,515	3,218
Transfer agent and regulatory fees	128,007	6,137	9,917	4,769
Travel and promotion	76,223	914	237	-
Write-down of mineral property	1,456,807	-	-	-

	3,291,329	103,687	81,520	97,892
OTHER ITEMS
Interest income	(23,914)	(5,255)	(8,193)	(10)
Gain on debt settlement	(1,303)	-	(1,303)	-
Gain on option	(1,187,500)	-	-	-
Foreign exchange gain	(1,717)	-	-	-
Loss on sale of capital assets	344	-	-	-
Loss on sale of long term investment	630,397	-	19,224	59,890
Write-down of long-term investment	649,459	-	-	211,959
Write-down of advances to affiliate (Note 5)	444,464	391,000	-	-
	510,230	385,745	9,728	271,839
Net loss for the year	$(3,801,559)	$(489,432)	$(91,248)	$(369,731)

Basic and diluted loss per share		$(0.13)	$(0.03)	$(0.31)

Weighted average shares outstanding		3,779,723	2,868,081	1,198,135

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY

(Expressed in Canadian Dollars)

	Number of Shares Issued	Price	Amount	Deficit Accumulated During the Exploration Stage	Total

Balance as at June 23, 1983	-		$-	$-	$-

Balance as at November 30, 1983	-		-	-	-
Shares issued for cash
Share issuance	107,143	$0.07	7,500	-	7,500
Share issuance	31,429	1.05	33,000	-	33,000
Net loss for the year	-		-	-	-

Balance as at November 30, 1984	138,572		40,500	-	40,500
Shares issued for cash	71,429	2.835	202,500	-	202,500
Shares allotted for cash	35,714	2.10	75,000	-	75,000
Shares issued for acquisition of
mineral property	3,571	1.05	3,750	-	3,750
Net loss for the year	-		-	(60,415)	(60,415)

Balance as at November 30, 1985	249,286		321,750	(60,415)	261,335
Share subscriptions refunded	(13,852)	2.10	(29,090)	-	(29,090)
Net loss for the year	-		-	-	-

Balance as at November 30, 1986	235,434		292,660	(60,415)	232,245
Shares issued for cash	12,143	3.15	38,250	-	38,250
Net loss for the year	-		-	(146,697)	(146,697)

Balance as at November 30, 1987	247,577		330,910	(207,112)	123,798
Net loss for the year	-		-	(140,613)	(140,613)

Balance as at November 30, 1988	247,577		330,910	(347,725)	(16,815)
Shares issued for settlement of debts	6,429	3.78	24,300	-	24,300
Shares issued for cash
Private placement	21,429	2.10	45,000	-	45,000
Exercise of options	1,714	3.15	5,400	-	5,400
Net loss for the year	-		-	(17,337)	(17,337)

Balance as at November 30, 1989	277,149		405,610	(365,062)	40,548
Shares issued for acquisition
of mineral property	3,571	14.00	50,000	-	50,000
Shares issued for finder's fee	7,143	3.50	25,000	-	25,000
Shares issued for finder's fee	2,857	14.00	40,000	-	40,000

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)

	Number of Shares Issued	Price	Amount	Deficit Accumulated During the Exploration Stage	Total

Continued
Shares issued for cash
Exercise of warrants	14,286	2.45	35,000	-	35,000
Exercise of options	714	3.50	2,500	-	2,500
Exercise of options	7,143	4.90	35,000	-	35,000
Exercise of options	13,429	5.25	70,500	-	70,500
Exercise of options	1,429	7.77	11,100	-	11,100
Net loss for the year	-		-	(118,112)	(118,112)

Balance as at November 30, 1990	327,721		674,710	(483,174)	191,536
Shares issued for acquisition
of mineral property	14,286	12.60	180,000	-	180,000
Shares issued for acquisition
of mineral property	4,403	19.39	85,366	-	85,366
Shares issued for cash
Private placement	3,286	10.92	35,880	-	35,880
Exercise of warrants	7,143	2.80	20,000	-	20,000
Exercise of options	2,857	4.90	14,000	-	14,000
Exercise of options	4,286	5.25	22,500	-	22,500
Exercise of options	8,457	10.85	91,760	-	91,760
Exercise of options	5,857	13.37	78,310	-	78,310
Shares issued for finder's fees	3,571	10.50	37,500	-	37,500
Shares issued for finder's fees	1,362	11.76	16,017	-	16,017
Shares issued for finder's fees	545	19.39	10,565	-	10,565
Net income for the year	-		-	445,784	445,784

Balance as at November 30, 1991	383,774		1,266,608	(37,390)	1,229,218
Shares issued for cash
Exercise of options	2,971	10.85	32,240	-	32,240
Exercise of options	671	13.37	8,977	-	8,977
Shares issued for finder's fees	3,571	10.50	37,500	-	37,500
Net loss for the year	-		-	(788,460)	(788,460)

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)

	Number of Shares Issued	Price	Amount	Deficit Accumulated During the Exploration Stage	Total

Continued
Balance as at November 30, 1992	390,987		1,345,325	(825,850)	519,475
Shares issued for acquisition
of mineral property	7,143	3.50	25,000	-	25,000
Shares issued for acquisition
of mineral property	3,571	2.80	10,000	-	10,000
Shares issued for acquisition
of mineral property	3,571	4.20	15,000	-	15,000
Shares issued for cash
Exercise of options	35,478	2.24	79,470	-	79,470
Exercise of options	22,097	4.34	95,901	-	95,901
Private placement	71,429	2.10	150,000	-	150,000
Shares issued for finder's fee	6,357	2.10	13,350	-	13,350
Shares issued for settlement of debts	36,481	2.17	79,166	-	79,166
Net loss for the year	-		-	(754,698)	(754,698)

Balance as at November 30, 1993	577,114		1,813,212	(1,580,548)	232,664
Shares issued for settlement of debts	61,842	1.82	112,553	-	112,553
Shares issued for cash
Exercise of options	2,857	2.03	5,800	-	5,800
Exercise of warrants	4,143	2.10	8,700	-	8,700
Net loss for the year	-		-	(201,255)	(201,255)

Balance as at November 30, 1994	645,956		1,940,265	(1,781,803)	158,462
Shares issued for acquisition
of mineral property	7,143	3.15	22,500	-	22,500
Shares issued for cash
Exercise of options	31,308	2.94	92,046	-	92,046
Exercise of options	14,714	3.50	51,500	-	51,500
Exercise of options	16,249	2.03	32,986	-	32,986
Exercise of options	4,700	2.17	10,199	-	10,199
Exercise of options	43,176	1.68	72,536	-	72,536
Exercise of options	7,857	2.31	18,150	-	18,150
Exercise of warrants	73,643	2.45	180,425	-	180,425
Exercise of warrants	42,857	1.96	84,000	-	84,000
Private placement	42,857	1.96	84,000	-	84,000
Private placement	14,286	3.15	45,000	-	45,000
Net loss for the year	-		-	(304,564)	(304,564)

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)

	Number of Shares Issued	Price	Amount	Deficit Accumulated During the Exploration Stage	Total

Continued
Balance as at November 30, 1995	944,746		2,633,607	(2,086,367)	547,240
Shares issued for acquisition
of mineral property	2,857	4.20	12,000	-	12,000
Shares issued for cash
Exercise of options	23,714	3.50	82,998	-	82,998
Exercise of options	3,571	3.71	13,250	-	13,250
Exercise of options	14,286	4.13	59,000	-	59,000
Private placement	21,429	2.45	52,500	-	52,500
Exercise of warrants	14,286	3.15	45,000	-	45,000
Net loss for the year	-		-	(102,055)	(102,055)

Balance as at November 30, 1996	1,024,889		2,898,355	(2,188,422)	709,933
Shares issued for acquisition of
interest in mineral property	3,571	1.75	6,250	-	6,250
Shares issued for cash
Exercise of options	21,429	2.71	46,500	-	46,500
Exercise of options	37,857	1.82	68,900	-	68,900
Exercise of options	7,143	2.10	15,000	-	15,000
Net loss for the year	-		-	(150,318)	(150,318)

Balance as at November 30, 1997	1,094,889		3,035,005	(2,338,740)	696,265
Shares issued for cash	15,714	1.05	16,500	-	16,500
Shares issued for settlement of debts	50,613	1.05	53,144	-	53,144
Share issuance costs	-		(2,452)	-	(2,452)
Net loss for the year	-		-	(512,408)	(512,408)

Balance as at November 30, 1998	1,161,216		3,102,197	(2,851,148)	251,049
Shares issued for settlement of debts	58,335	1.05	61,252	-	61,252
Net loss for the year	-		-	(369,731)	(369,731)

Balance as at November 30, 1999	1,219,551		3,163,449	(3,220,879)	(57,430)
Shares issued for settlement of debts	617,207	0.15	92,581	-	92,581
Shares issued for cash	1,700,000	0.19	323,000	-	323,000
Share issuance costs	-		(1,498)	-	(1,498)
Net loss for the year	-			(91,248)	(91,248)

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)

	Number of Shares Issued	Price	Amount	Deficit Accumulated During the Exploration Stage	Total

Continued
Balance as at November 30, 2000	3,536,758		3,577,532	(3,312,127)	265,405
Shares issued for cash	125,000	0.32	40,000	-	40,000
Exercise of warrants	779,789	0.25	194,947	-	194,947
Net loss for the year	-		-	(489,432)	(489,432)

Balance as at November 30, 2001	4,441,547		$3,812,479	$(3,801,559)	$10,920

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Cumulative Amounts from Incorporation on June 23, 1983 to	Year Ended November 30,
	November 30, 2001	2001	2000	1999

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(3,801,559)	$(489,432)	$(91,248)	$(369,731)
Items not affecting cash:
Amortization	2,095	-	-	-
Bad debts	248	-	-	-
Finder's fees	114,932	-	-	-
Gain on debt settlement	(1,303)	-	(1,303)-	-
Gain on option	(1,187,500)	-	-	-
Loss on sale of capital assets	344	-	-	-
Loss on sale of investments	630,397		19,224	59,890
Write-down of advances to affiliate	467,602	391,000	-	-
Write-down of mineral property	1,445,669	-	-	-
Write-down of long-term investment	649,459	-	-	211,959

Changes in non-cash working capital items:
(Increase) decrease in accounts receivable	(1,154)	1,436	(935)	(663)
Increase in prepaid expenses	(500)	-	-	-
Increase in accounts payable and accrued liabilities	454,073	2,329	4,825	58,433

Net cash flows used in operating activities	(1,227,197)	(94,667)	(69,437)	(40,112)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances to affiliate	(224,042)	-	-	-
Capital stock issued for cash	2,952,503	234,947	321,502	-

Net cash flows provided by financing activities	2,728,461	234,947	321,502	-

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
Expressed in Canadian Dollars)

	Cumulative Amounts from Incorporation on June 23, 1983 to	Year Ended November 30,
	November 30, 2001	2001	2000	1999

Continued

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	(3,038)	-	-	-
Expenditures on mineral properties	(1,121,172)	-	-	-
Proceeds from disposal of capital assets	600	-	-	-
Purchases of investments	(310,025)	-	-	-
Advances to affiliate	(391,000)	(391,000)
Proceeds on disposal of investments	365,111	-	40,000	39,231

Net cash flows provided by (used in)
investing activities	(1,459,524)	(391,000)	40,000	39,231

Change in cash and cash equivalents for the year	41,740	(250,720)	292,065	(881)

Cash and cash equivalents, beginning of year	-	292,460	395	1,276

Cash and cash equivalents, end of year	$41,740	$41,740	$292,460	$395

Supplemental disclosure for non-cash financing, and investing activities (Note 8)

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

1. NATURE AND CONTINUANCE OF OPERATIONS

During fiscal 2000, the Company changed its name from Bradner Resources Ltd. to Bradner Ventures Ltd. and consolidated its share capital on a 7 old for 1 new basis. All comparative share capital and per share amounts have been retroactively adjusted to reflect the share consolidation.

The Company has abandoned its interest held in various resource properties and is in the process of reorganizing its business activities. It is currently seeking other mineral property or business opportunities.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financings, or generating profitable operations in the future. It is management's plan to seek additional capital through equity financing.

	2001	2000

Working capital	$10,920	$265,405
Deficit accumulated during the exploration stage	(3,801,559)	(3,312,127)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with the recent recommendations of the Canadian Institute of Chartered Accountants. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, loan receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Stock options

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan described in Note 4. No compensation is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

Earnings (loss) per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Earning (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. LONG-TERM INVESTMENT

The investment consisted of Nil (2000 - Nil; 1999 - 169,212) shares of Gold Canyon Resources Inc., a company related through common directors. The cost of the marketable securities of $271,183 was written-down by $211,959 to their fair market value of $59,224 at November 30, 1999. During the November 30, 2000 fiscal year, the Company disposed of its investment for total proceeds of $40,000 resulting in a loss of $19,224.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

4. CAPITAL STOCK

The following capital stock transactions occurred during the years ended November 30, 1999, 2000 and 2001:

a) Issued 58,335 common shares at a price of $1.05 per share to settle debts of $61,252 on April 13, 1999.

b) Issued 617,207 common shares at a price of $0.15 per share to settle debts of $92,581 on February 4, 2000.

c) Issued 1,700,000 common shares at a price of $0.19 per share for total proceeds of $323,000 in respect of a private placement on March 29, 2000.

d) Issued 125,000 common shares at a price of $0.32 per share for total proceeds of $40,000 in respect of a private placement on November 29, 2000.

e) Issued a total of 779,789 common shares at a price of $0.25 per share for total proceeds of $194,947 in respect of the exercise of warrants on various dates for the year ended November 30, 2001.

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company's authorized but unissued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant.

Stock options and warrants outstanding as of November 30, 2001 are as follows:

	Number of Shares	Exercise Price	Expiry Date

Options	180,000	$ 0.21	February 7, 2002
	50,000	0.23	June 26, 2011

Warrants	920,211	0.25	March 29, 2002

The following is a summary of the status of stock options outstanding at November 30, 2001:

		Outstanding Options		Exercisable Options
Exercise Prices	Number	Weighted average Remaining contractual Life (Years)	Weighted average Exercise price	Number	Weighted average Exercise price

$0.21 - 0.23	230,000	2.22	$ 0.21	230,000	$ 0.21

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

4. CAPITAL STOCK (cont'd)

The following is a summary of the activity of the stock option plan during 2001, 2000 and 1999:

	Number of Shares	Weighted Average Exercise Price

Outstanding and exercisable at December 1, 1998	98,115	$1.05
Granted	-	-
Exercised	-	-
Forfeited	(56,258)	1.05

Outstanding and exercisable at November 30, 1999	41,857	$1.05

Weighted average fair value of options granted during the period	$ -

Outstanding and exercisable at December 1, 1999	41,857	1.05
Granted	180,000	0.21
Exercised	-	-
Forfeited	(41,857)	1.05

Outstanding and exercisable at November 30, 2000	180,000	$0.21

Weighted average fair value of options granted during the period	$ 0.26

Outstanding and exercisable at December 1, 2000	180,000	0.21
Granted	50,000	0.23
Exercised	-	-
Forfeited	-	-

Outstanding and exercisable at November 30, 2001	230,000	$0.21

Weighted average fair value of options granted during the period	$ 0.24

5. WRITE-DOWN OF ADVANCES TO AFFILIATE

The Company advanced a total of $391,000 to an affiliated company, Bestshot.com ("Bestshot") during the current fiscal year (Note 6d). The funds were advanced to Bestshot starting on June 29, 2001.

The Company advanced the funds to Bestshot for the development of their product line to further enhance growth of the company. The monies advanced by the Company have been spent and expensed by Bestshot. Accordingly, the Company has fully provided for the advances made to Bestshot. Once the intended merger with Bestshot has been completed, the loan amount owing will be eliminated.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

6. RELATED PARTY TRANSACTIONS

During the year, the Company entered into transactions with related parties as follows:

a) Paid or accrued management fees of $Nil (2000 - $Nil; 1999 - $37,500) to former directors of the Company.

b) Paid or accrued professional, administrative fees and rent of $31,341 (2000 - $34,630; 1999 - $39,204) to a company of which a director is president.

c) Issued Nil common shares (2000 - 487,379; 1999 - 58,335) of the Company to settle outstanding debts of $Nil (2000 - $73,107; 1999 - $61,252) with directors of the Company and a company of which a director is president.

d) Advanced $391,000 (2000 - $Nil; 1999 - $Nil) to a company controlled by a director.

Included in accounts payable is $11,355 (2000 - $2,145; 1999 - $63,065) due to a company of which a director is president.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7. INCOME TAXES

A reconciliation of income taxes at the statutory rate of 44.6% with reported taxes is as follows:

	2001	2000	1999

Loss before income taxes	$(489,432)	$(91,248)	$(369,731)

Income tax recovery at statutory rate of 44.6%	$218,287	$40,696	$164,900
Unrecognized benefit of non-capital losses	(218,287)	(40,696)	(164,900)

	$-	$-	$-

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

7. INCOME TAXES (cont'd)

Amounts of future tax assets and liabilities are as follows:

	2001	2000

Future tax assets:
Non capital loss carryforwards	$565,400	$527,500
Exploration expenses	408,440	408,440
Capital loss carryforwards	87,193	-

	1,061,033	935,940
Valuation allowance	(1,061,033)	(935,940)

	$-	$-

Temporary differences giving rise to the deferred tax assets are primarily the result of net operating loss carryovers, mineral exploration expenses and capital loss carryovers available to offset future taxable income. As of November 30, 2001, the total of these net operating losses, mineral exploration expenses and capital losses was approximately $1,268,000, $916,000 and $195,500, respectively. The right to claim the net operating loss carryovers will expire at various dates through the taxation year ending November 30, 2008. Because of the uncertainty regarding the Company's ability to utilize the tax assets in future years, an allowance equal to the amount of the future tax asset has been provided. Consequently, the income tax benefits resulting from the utilization of these future tax assets will be recognized in the year in which they are realized for tax purposes.

8. SUPPLEMENTAL DISCLOSURE FOR NON-CASH FINANCING, AND INVESTING ACTIVITIES

Significant non-cash transactions included, the Company issuing Nil (2000 - 617,207; 1999 - 58,335) common shares of the Company to settle debts in the amount of $Nil (2000 - $92,581; 1999 - $61,252).

There were no amounts paid for interest or income taxes during the years ended November 30, 2001, 2000 and 1999.

9. CONTINGENCY

Pursuant to a decision of the United States Department of the Interior/Bureau of Land Management ("BLM"), the Company was advised that a Notice of Record of Non-compliance, relating to land reclamation, was issued against the Company. The Company was to respond to the Notice and its requirements, which included a US$12,078 (CAD$17,875) purchase of an interim bond and a reclamation plan, by January 6, 2000, at which time the BLM was to be in a position to pursue a court order through the Federal Court system.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

9. CONTINGENCY (cont'd)

To date, no action has been commenced by the BLM and a reclamation plan has not been submitted. The potential cost of the reclamation work cannot be accurately estimated by the Company because it has not obtained an assessment estimating the costs and scope of work required for the necessary reclamation work. However, the potential liability could exceed the amount of the interim bond of US$12,078 (CAD$17,875). No estimate can be made for the potential liability arising from the reclamation plan because of this reason. Therefore, the outcome of settlement, if any, cannot be determined, and accordingly, no amount of settlement has been accrued on these financial statements. Any amount will be recorded in the year of settlement.

10. COMMITMENT

The Company has entered into a Share Exchange Agreement (the "Agreement") with Bestshot.com ("Bestshot") in which the Company will acquire all of the issued and outstanding common shares of Bestshot, consisting of 20,515,492 shares. Pursuant to the terms of the Agreement, the Company will issue 20,515,492 common shares as consideration for the acquisition of the issued and outstanding common shares of Bestshot. The Company will issue the shares once all of the conditions of the Agreement have been fulfilled (Note 12b). Bestshot is controlled by a director of the Company.

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. For the years presented, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

i) Stock based compensation

SFAS No. 123, "Accounting for Stock-based Compensation", requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS No. 123 and continue to follow the existing APB Opinion No. 25 rules to recognize and measure compensation are required to disclose the pro-forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the fair value recognition rules of SFAS No. 123. The Company has elected to continue to use the intrinsic value-based method of APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 123.

Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the Company to employees and directors approximate market value at the grant date, the Company has determined that the adoption of this accounting policy for US generally accepted accounting principles purposes does not result in a Canadian/US generally accepted accounting principles difference.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

i) Stock based compensation (cont'd)

Had compensation costs been recognized for the Company's stock option plan based on fair value at grant date and the re-pricing of certain remaining options, the pro-forma net loss for the years ended November 30, 2001 and 2000 would have been $(519,926) and $(137,512) and pro-forma loss per share would have been $(0.14) and $(0.05) per share, respectively. There were no stock options granted for the year ended November 30, 1999. In calculating these amounts, the Company has utilized the Black-Scholes Option Pricing Model to estimate the fair value of the options granted in the periods using the following key assumptions:

	2001	2000	1999

Risk free interest rate	3.5%	6.43%	-
Expected life	10 years	2 years	-
Expected volatility	224.97%	231.59%	-
Expected dividends	-	-	-

ii) Investments

Under Canadian generally accepted accounting principles, marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary.

Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), the Company's investment in its shares of Gold Canyon Resources Ltd. would be classified as available for sale securities and carried at fair value. Unrealized holding gains and losses for available for sale securities are excluded from earnings and reported as a net amount in a separate component of shareholders' equity until realized.

The fair value of the Company's investment in Gold Canyon Resources Inc. (Note 3) at November 30, 1999 was below its carrying value and consequently the investment was written down to its fair value because evidence indicated the decline in value was other than temporary. During the year ended November 30, 2000, the investment was sold.

iii) Comprehensive income

The Financial Accounting Standards Board in the US has issued Financial Accounting Standards Board Statement No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes all changes in equity during a period except those resulting from transactions and other events and circumstances from owner sources. Under SFAS 130, unrealized holdings gains and losses on available-for-sale securities would be included as a component of comprehensive income.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

iv) Recent accounting pronouncements

In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000.

Effective June 1, 2001, the Company adopted the SEC's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101"). SAB 101 provides guidance related to revenue recognition.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all future business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 121. The Company has adopted the provisions of SFAS 141 and SFAS 142 as of July 1, 2001.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143") "Accounting for Asset Retirement Obligations" that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets" that supersedes Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 is required to be adopted effective January 1, 2002.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

As at November 30, 2001 and 2000, there were no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

12. SUBSEQUENT EVENTS

The following events occurred subsequent to year end:

a) The Company completed and closed a private placement consisting of 250,000 units at a price of U.S.$0.20 per unit for gross proceeds of US$50,000. Each unit consists of one common share and one share purchase warrant enabling the holder to purchase an additional common share at $0.25 for two years. 125,000 units of this private placement was issued prior to November 30, 2001. The remaining 125,000 units were issued subsequent to year end.

b) Received shareholder approval relating to a Share Exchange Agreement between the Company and Bestshot. The Company also received shareholder approval to change the Company's name to Mouvé Image Inc. (Note 10).

ITEM 19 Exhibits

Exhibits Required by Form 20-F

Exhibit Number / Description

(1) Articles of Incorporation and By-laws:

1.1 Articles of Incorporation, effective June 22, 1983 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001)

1.2 Altered Memorandum, dated December 13, 1999 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001)

1.3 Certificate of Change of Name, dated December 13, 1999 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001)

(4) Material Contracts

4.1 Release between Bradner Ventures Ltd. and Winnifred L. Moore, dated December 19, 2000 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001)

4.2 Release between Bradner Ventures Ltd., John H. Uhalde, Harriet C. Uhalde, Elwood R. Wright and Wayne L. Morris, dated December 22, 2000 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001)

4.3 Share Exchange Agreement between Bradner Ventures Ltd., Bestshot.com Inc., Bestshot.com Corp., John Davis, Richard Coglon and Mark Morrill, dated December 17, 2001 (incorporated by reference from our Form 6-K, filed on December 20, 2001)

4.4 Loan Agreement between Bradner Ventures Ltd., Bestshot.com Inc and Bestshot.com Corp., dated July 13, 2001

4.5 Amending Agreement between Bradner Ventures Ltd., Bestshot.com Inc and Bestshot.com Corp., dated February 13, 2002

4.6 Second Amending Agreement between Bradner Ventures Ltd., Bestshot.com Inc and Bestshot.com Corp., dated March 13, 2002

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Bradner Ventures Ltd.

Per: /s/ Ron Schmitz
Ron Schmitz, President

Dated : May 31, 2002