Form 20-F
BRADNER VENTURES LTD
filed 2003-05-30
CIK 1123839

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2002

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

There were 5,291,284 common shares, without par value, issued and outstanding as of November 30, 2002.

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

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1 Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The selected financial data presented below for the five year period ended November 30, 2002 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5). The data is presented in Canadian dollars.

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended November 30 (Audited)

CANADIAN GAAP	2002	2001	2000	1999	1998
Net Sales or Operating Revenue	-	-	-	-	-
Direct Costs	-	-	-	-	-
Operating Expenses	-	-	-	-	-
Administrative Expenses	$70,206	$103,687	$81,520	$97,892	$106,156
Amortization and Asset Write-down	$193,304	$391,000	-	$211,959	$336,049
Income (Loss) From Operations	-	-	-	-	-
Other Income	$1,526	$5,255	$8,193	$10	$99
Net Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) from Discontinued Operations	-	-	-	-	-
Net Income (Loss) for the year	$(261,950)	($489,432)	$(91,248)	$(369,731)	$(512,408)
Net Income (Loss) from Operations per Common Share	(0.05)	(0.13)	(0.03)	(0.28)(2)	(0.45)(2)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$3,435	$43,146	$295,302	$61,526	$372,824
Net Assets	$(34,011)	$10,920	$265,405	$(57,430)	$251,049
Capital Stock	$4,029,498	$3,812,479	$3,577,532	$3,163,449	$3,102,197
Number of Common Shares (adjusted to reflect changes in capital)	5,291,284	4,441,547	3,536,758	1,219,551(1)	1,161,216(1)
Diluted Net Income per Common Share	(0.05)	(0.13)	(0.03)	(0.28)(2)	(0.45)(2)
Long-Term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

(1) The number of common shares outstanding have been adjusted to reflect a 1 for 7 reverse stock split approved on November 25, 1999.

(2) The loss per share has been adjusted to reflect a 1 for 7 reverse stock split approved on November 25, 1999.

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended November 30 (Audited)
UNITED STATES GAAP	2002	2001	2000	1999	1998
Net Sales or Operating Revenue	-	-	-	-	-
Direct Costs	-	-	-	-	-
Operating Expenses	-	-	-	-	-
Administrative Expenses	$70,206	5 $103,687	$81,520	$97,892	$106,156
Amortization and Asset Write-down	$193,304	$391,000	-	-	-
Income (Loss) From Operations	-	-	-	-	-
Other Income	$1,526	$5,255	$8,193	$10	$99
Net Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) from Discontinued Operations	-	-	-	-	-
Net Income (Loss) for the year	$(261,950)	$(489,432)	$(91,248)	$(369,731)	$(212,501)
Net Income (Loss) from Operations per Common Share	(0.05)	(0.13)	(0.03)	(0.31)(2)	(0.19)(2)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$3,435	$43,146	$295,302	$61,526	$209,430
Net Assets	$(34,011)	$10,920	$265,405	$(67,330)	$87,655
Capital Stock	$4,029,498	$3,812,479	$3,577,532	$3,163,449	$3,102,197
Number of Common Shares (adjusted to reflect changes in capital)	5,291,284	4,441,547	3,536,758	1,197,676(1)	1,140,800(1)
Diluted Net Income per Common Share	(0.05)	(0.13)	(0.03)	(0.31)(2)	(0.19)(2)
Long-term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

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

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 30, 2002, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.5681. For the past five fiscal years ended November 30, and for the period between December 1, 2002 and April 30, 2003, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year/ Month End	Average	Low / High
November 30, 1998	$1.4804	not applicable
November 30, 1999	$1.4905	not applicable
November 30, 2000	$1.4824	not applicable
November 30, 2001	$1.5441	not applicable
November 30, 2002	$1.5703	not applicable
November 30, 2002 (month end)	not applicable	$1.5538 / $1.5905
December 31, 2002 (month end)	not applicable	$1.5476 / $1.5776
January 31, 2003 (month end)	not applicable	$1.5184 / $1.5672
February 28, 2003 (month end)	not applicable	$1.4840 / $1.5292
March 31, 2003 (month end)	not applicable	$1.4628 / $1.4944
April 30, 2003 (month end)	not applicable	$1.4334 / $1.4740

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

We are a company with a limited operating history which makes it difficult to evaluate whether we will operate profitably.

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

We have not generated any revenues and our ability to generate revenues is uncertain.

In the past, we have incurred substantial net losses. For the year ended November 30, 2002, we incurred net losses of $261,950 and for the year ended November 30, 2001, we incurred net losses of $489,432. We also have an accumulated deficit of $4,063,509 as at November 30, 2002. At this time, our ability to generate any revenues is uncertain.

There is no assurance that we will successfully locate business opportunities which have established operating histories.

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

As there is a large number of established and well-financed entities actively seeking suitable business opportunities or business combinations, we are at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.

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

We have no agreement for a business combination or other transaction and there can be no assurance that we will be able to successfully identify and evaluate a suitable business opportunity.

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

We elected not to proceed with the completion of the proposed share exchange with the shareholders of Bestshot.com Inc. due to the fact that Bestshot.com Inc. was unable to obtain shareholder approval with respect to its continuation from Nevada to Alberta. In contemplation of the completion of the share exchange, we entered into a Loan Agreement with Bestshot.com Inc. and its subsidiary, whereby we agreed to loan up to US$450,000. During the years ended November 30, 2002 and 2001, we loaned an aggregate of $584,304 to Bestshot.com Inc., none of which was repaid by Bestshot.com, Inc. Bestshot.com, Inc. has since filed for bankruptcy and accordingly, we have written down the full amount of the loan during the fiscal years ended November 30, 2001 and November 30, 2002.

We are dependent upon management's personal abilities to evaluate business opportunities and the loss of the services of any of these individuals would adversely affect the development of our business.

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

We have not conducted a market research on the demand for the acquisition of a business opportunity or combination and there is no assurance that we will successfully complete such an acquisition or combination.

We have not conducted or received results of market research indicating that there is a demand for the acquisition of a business opportunity of business combination as contemplated by our company. Even if there is demand for the acquisition of a business opportunity or combination, there is no assurance that we will successfully complete such an acquisition or combination.

Because our proposed operations may result in a business combination with only one entity we may be subject to economic fluctuations within a particular business or industry, which could increase the risks associated with our operations.

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

We are subject to regulation under the 1934 Act and we may be subject to regulation under the Investment Company Act of 1940 if we engage in a business combination which results in us holding passive investment interests in a number of entities.

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

If we complete a business opportunity or combination, management of our company may be required to sell or transfer common shares or resign as members of our board of directors.

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

If we complete a business opportunity or combination, we may be required to issue such number of shares which would reduce the percentage of share ownership held by shareholders which may result in a change of control of our company.

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

We may be subject to Canadian tax consequences if we acquire a business opportunity or combination.

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

The requirement of audited financial statements may disqualify a potential business opportunity or combination.

Management believes that any potential business opportunity or target company must provide audited financial statements for review and for the protection of all parties to the business acquisition or combination. One or more attractive business opportunities may forego a business combination with our company rather than incur the expenses associated with preparing audited financial statements.

If we are unable to obtain additional capital to finance the development of any business opportunity that we acquire, we may be required to delay, scale back or eliminate the development of any business opportunity that we acquire.

Over the twelve month period ended November 30, 2003, we anticipate that we will have to raise approximately $50,000 in order to continue pursuing a suitable business opportunity or combination. We expect that we will raise additional funding through private placements of our equity securities and/or debt financing. Any business combination or business opportunity may require that we raise additional financing. We anticipate that we would secure any additional financing necessary through a private placement of our common shares.

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

Upon completion of a business opportunity or combination there can be no assurance that we will be able to successfully manage or achieve growth of that business opportunity or combination.

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

The loss of Ron Schmitz, Anthony Knott and Richard Coglon would affect our ability to identify a suitable business opportunity or enter into a suitable business operation.

We consider that any of our current management team, including Ron Schmitz, Anthony Knott and Richard Coglon, are vital to our continued operations. The loss of the services of any of these individuals, for any reason, may have a materially adverse effect on our prospects. There can be no assurance in this regard nor any assurance that we will be able to find a suitable replacement for such persons. Furthermore, we do not maintain "key man" life insurance on the lives of these individuals. To the extent that the services of any of these individuals become unavailable, we will be required to retain other qualified persons; however, there can be no assurance that we will be able to do so upon acceptable terms.

Our common stock is traded on the OTC Bulletin Board and as a result, it may be more difficult to dispose of or to obtain adequate quotations as to the prices of our common stock

Our common stock is quoted on the OTC Bulletin Board and is thinly traded. In the past, our trading price has fluctuated widely, depending on many factors that may have little to do with our operations or business prospectus. In addition, the OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange of the Nasdaq Stock Market, Inc., you may have difficulty reselling any of the shares you purchase from the selling stockholders.

If plans to phase-out the OTC Bulletin Board are implemented, we may not qualify for listing on the proposed Bulletin Board Exchange or any other marketplace, in which event investors may have difficulty buying and selling our securities.

We understand that in 2003, subject to approval of the Securities and Exchange Commission, the NASDAQ Stock Market intends to phase-out the OTC Bulletin Board, and replace it with the "Bulletin Board Exchange" or "BBX". As proposed, the BBX will include an electronic trading system to allow order negotiation and automatic execution. The NASDAQ Stock Market has indicated its belief that the BBX will bring increased speed and reliability to trade execution, as well as improve the overall transparency of the marketplace. Specific criteria for listing on the BBX have not yet been finalized, and the BBX may provide for listing criteria which we do not meet. If the OTC Bulletin Board is phased-out and we do not meet the criteria established by the BBX, there may be no market on which our securities may be included. In that event, shareholders may have difficulty reselling any of the shares they own.

Trading of our stock may be restricted by the SEC's "Penny Stock" regulations which may limit a stockholder's ability to buy and sell our stock.

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

Our directors and officers own a significant amount of stock and, if they act as a group, will have a significant influence on all matters requiring shareholder approval which may delay or prevent a change in control.

As of May 1, 2003, directors and executive officers beneficially owned approximately 49% of our outstanding common shares, including outstanding stock options and outstanding share purchase warrants. As a result, these shareholders, if they act as a group, will have a significant influence on all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such control may have the effect of delaying or preventing a change in control.

Trading in our common shares on the OTC Bulletin Board is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

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

Our Articles contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

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

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of 75,000,000 common shares and 25,000,000 preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of our company. Moreover, we may seek authorization to increase the number of our authorized shares.

Our Articles to do not contain ant-takeover provisions which could result in a change of our management and directors if there is a take-over of our company.

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

ITEM 4 Information on Bradner Ventures Ltd.

A. History and Development of Bradner Ventures Ltd.

Our company was incorporated under the laws of the Province of British Columbia (specifically under the British Columbia Company Act, as amended) in June 1983 under the name "Bradner Resources Ltd.". On December 13, 1999, our name was changed to our present legal and commercial name "Bradner Ventures Ltd.". We are a reporting issuer under the securities laws of the Province of British Columbia and Alberta.

Our corporate offices are located at Suite 1260, 609 Granville Street, P.O. Box 10356 Pacific Centre, Vancouver, British Columbia, Canada V7Y 1G5. Our telephone number is (604) 682-0588 and our facsimile number is (604) 682-0537.

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

Bestshot.com Inc.'s business was focused on the design and distribution of in-house branded digital images, stock photography and related services. It also provided professional quality video and CD-ROMs. Bestshot's website was an e-commerce website which allowed consumers to search, purchase, store and download digital content.

The Bestshot.com Digital Video Library was a collection of royalty-free footage CDs produced in-house. The CDs were arranged in previewable collections available for purchase on the Bestshot website. Examples of the titles available on the website included the Terra-form Library, a collection of wire frame and rendered globes and continents; the FX-Library, a collection of explosions, fires, particles and special effects; the Conceptual Library, consisting of colors, shapes, textures and ambient lights; the Metaphor Library, with business metaphors for time and money, cinema lead-ins, mass transit and e-commerce situations; and the Vidbits Library, with text and geometric effects and forms, business and transit animations.

On January 22, 2002, we held an extraordinary general meeting of our shareholders. At the extraordinary general meeting, our shareholders passed the following ordinary resolutions:

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

Also at the extraordinary general meeting, a special resolution with respect to the change of our company's name to "Mouve' Image Inc." was passed. The special resolution was, however, subject to a proviso that it may be revoked by our board of directors at their discretion, without the need for further approval by our shareholders.

As at the date of this annual report, we have neither changed our name nor have we proceeded with the completion of the share exchange with Bestshot.com Inc., Bestshot.com Corp., John Davis, Richard Coglon and Mark Morrill. We elected not to proceed with the completion of the share exchange due to the fact that Bestshot.com Inc. was unable to obtain shareholder approval with respect to its continuation from Wyoming, its current jurisdiction of incorporation, to the province of Alberta. Our obligation to consummate the transactions contemplated by the Share Exchange Agreement was subject to the fulfilment of a number of conditions precedent, including the continuation of Bestshot.com Inc. from Wyoming to Alberta. As Bestshot.com Inc. was unable to complete the continuation as contemplated by the Share Exchange Agreement, management deemed it to be in our best interest not to proceed with the transactions under the Share Exchange Agreement.

On April 25, 2002, we held the annual general meeting of our shareholders. At the annual general meeting, the number of directors was set at four and three of the four individuals nominated as directors were elected, including Ron Schmitz, Anthony Knott and Richard Coglon. In addition, Davidson & Company was appointed our auditor for the fiscal year ending November 30, 2002.

Development of Our Business

As noted, following the year ended November 30, 2001, on December 17, 2001, we entered into a Share Exchange Agreement with Bestshot.com Inc., Bestshot.com Corp., John Davis, Richard Coglon and Mark Morrill, pursuant to which we were to acquire 100% of the issued and outstanding shares (a total of 20,515,942 common shares) of Bestshot.com Inc. in exchange for 24,618,590 common shares in the capital of our company. Each share of Bestshot.com Inc. stock was to be exchanged for 1.2 common shares in the capital of our company. In addition, following the completion of the share exchange, we anticipated changing our name to "Mouve' Image Inc." to reflect our new business. We elected not to proceed with the transactions contemplated by the Share Exchange Agreement (see "History and Development of Bradner Ventures Ltd." above).

During the years ended November 30, 2002 and 2001, we loaned an aggregate of $584,304 to Besthot.com, Inc., none of which was repaid by Bestshot.com, Inc. Bestshot.com, Inc. has since filed for bankruptcy and accordingly, we have written down the full amount of the loan during the fiscal years ended November 30, 2001 and November 30, 2002.

As the share exchange was not completed, we continue to be a company seeking to identify a suitable business opportunity or business combination.

Capital Expenditures and Divestitures

On July 13, 2001, we entered into a Loan Agreement with Bestshot.com Inc. and Bestshot.com Corp., pursuant to which we agreed to loan up to US$450,000 to Bestshot.com Inc. and Bestshot.com Corp. At the time that we entered into the Loan Agreement, both John Davis and Richard Coglon were directors of our company and shareholders of Bestshot.com Inc. In addition, Mr. Davis is the President and a director of Bestshot.com Inc. and Mr. Coglon is the Secretary and a director of Bestshot.com Inc.. Mr. Davis resigned as a director of our company on March 25, 2002. The loan beared interest at a rate of 10% per year and the loan and any interest payable was due to mature on July 13, 2003. In the event of a default (as defined by the Loan Agreement), we were entitled to convert any or all of the loan and any interest payable into shares of Bestshot.com Inc. at a price of US$0.75 per share. The Loan Agreement was amended by an Amending Agreement between the parties dated February 13, 2002. The purpose of the Amending Agreement was to clarify that the Loan Agreement was referred to a loan of up to US$350,000 as opposed to $350,000. The Loan Agreement was further amended on March 13, 2002 by the Second Amending Agreement for the purpose of increasing the amount of the loan from US$350,000 to US$450,000. As at May 1, 2002, we had loaned a total of $584,304 to Bestshot.com Inc. and Bestshot.com Corp., all of which remained outstanding. Bestshot.com, Inc. has since filed for bankruptcy and accordingly, we have written down the full amount of the loan during the fiscal years ended November 30, 2001 and November 30, 2002.

B. Business Overview

Present Operations of Bradner Ventures Ltd.

For the year ended November 30, 2002, we incurred net losses of $261,950. For the year ended November 30, 2001, we incurred net losses of $489,432 and for the year ended November 30, 2000, we incurred losses of $91,248. We did not generate any revenues for the years ended November 30, 2002, 2001 and 2000. As we do not presently have an operating business which we can pursue, our management is seeking to either identify a suitable business opportunity or enter into a suitable business combination. Due to our inability to generate any revenues in mineral exploration and development, we decided to seek to identify a suitable technology-based business to pursue. However, a suitable mineral exploration property would also be considered. Our management does not believe that we will be able to generate revenues without identifying and completing the acquisition of a suitable business opportunity. In addition, if we are unable to identify a suitable business opportunity, shareholders will not realize a return on their investment in our company, and there will be no market for our common shares.

On April 19, 2001, our common shares were approved for quotation on the National Association of Securities Dealers Inc.'s OTC Bulletin Board. On June 20, 2001, our common shares were voluntarily delisted from the Canadian Venture Exchange (now the TSX Venture Exchange).

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

- complying with the requirements of the British Columbia Securities Act and the Alberta Securities Act;

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

Plan of Operation

We will continue to seek a new business opportunity over the twelve month period ending November 30, 2003. Once a business opportunity has been identified, we will investigate and evaluate the business opportunity.

Cash Requirements

Over the twelve month period ending November 30, 2003, we anticipate that we will have to raise approximately $50,000 in order to continue pursuing a suitable business opportunity or combination. We expect that we will raise additional funding through private placements of our equity securities and/or debt financing.

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

Product Research and Development

We do not anticipate that we will expend any significant monies on research and development over the twelve months ending November 30, 2003.

Purchase of Significant Equipment

We do not intend to purchase any significant equipment over the twelve months ending November 30, 2003.

Employees

Over the twelve months ending November 30, 2003, we anticipate an increase in the number of employees we retain only if we identify and complete the acquisition of a business opportunity or enter into a business combination. Such an increase on the number of employees may significantly increase our monthly burn rate; such increase in the monthly burn rate depends on the number of employees we retain.

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

A. Operating Results

Year ended November 30, 2002 Compared to Year ended November 30, 2001

We incurred a loss for the year ended November 30, 2002 of $261,950 or $(0.05) per share compared to a loss of $489,432 or $(0.13) per share for the year ended November 30, 2001. The decrease in the loss is due to the following factors:

- a decrease in professional fees of $40,152 (2002 - $44,751, 2001 - $84,903)

- a decrease in the writedown of advances to an affiliate during the year of $197,696 (2002 - $193,304, 2001 - $391,000) which represents advances to Bestshot.com under the Loan Agreement between the Company and Bestshot.com.

We continue to seek business opportunities that would be of interest to our company.

Cash flow from operations for the year ended November 30, 2002 was a cash outflow of $39,061 compared to a cash outflow of $250,720 for the year ended November 30, 2001. The decrease in the cash outflow is due to the decrease in advances to Bestshot.com during the year ended November 30, 2002 of $193,304 compared to $391,000 during the year ended November 30, 2001. The cash outflows in 2002 were partially offset by a private placement of $39,435, the exercise of warrants of $158,684 and the exercise of stock options of $18,900. The cash outflows in 2001 were partially offset by a private placement of $40,000 and exercise of warrants of $194,947. The remaining outflow costs were for operating expenses during the year.

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

Cash flow from operations for the year ended November 30, 2001 was a cash outflow of $250,720 compared to a cash inflow of $292,065 for the year ended November 30, 2000. The decrease in the cash inflow is due to the advances of $391,000 to Bestshot.com during the year ended November 30, 2001 which were partially offset by the a private placement of $40,000 and exercise of warrants of $194,947. The remaining outflow costs were for operating expenses during the year.

B. Liquidity and Capital Resources

As at November 30, 2002

During the year ended November 30, 2002, we spent $62,776 on operations and had cash outflows of $39,061 from investing and financing activities, thereby decreasing our cash position from $41,740 at November 30, 2001 to $2,679 at November 30, 2002. The normal operating expenses for the year ended November 30, 2002 of $70,206 consisted of professional fees (accounting, administration and legal) of $44,751, transfer agent and regulatory fees of $7,521 and office and miscellaneous of $7,281. We expect to fund our ongoing operations through the cash on hand of $2,679 and from raising additional funds.

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

US GAAP

The results of operations discussed above are based on our audited financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and principles generally accepted in the United States are listed and quantified in Note 11 to the audited financial statements included elsewhere in this document. Significant differences between Canadian GAAP and US GAAP include:

- under United States GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS 123 and continue to follow the existing Accounting Principles Board Opinion No. 25 ("APB 25") rules to recognize and measure compensation are required to disclose the pro-forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the fair value recognition rules of SFAS 123. The Company has elected to continue to use the intrinsic value-based method of APB 25 and has adopted the disclosure requirements of SFAS 123. Canadian GAAP does not require the reporting of any stock based compensation expense in the Company's financial statements.

As at November 30, 2002 and 2001, there were no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

C. Research and Development, patents, licenses etc.

We do not currently and did not previously have research and development policies in place. Over the past three fiscal years, we expended a total of $nil on the development of our various mining properties.

ITEM 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/area of expertise of each of our directors and officers, as at May 1, 2003:

Name / Office Held / Age	Area of Expertise/Function	Business Experience
Ron Schmitz Director and President Age 37	Director since June 23, 1997 and President since May 19, 2000	President of ASI Accounting Services Inc. since July, 1995
Gurdeep Phachu Corporate Secretary Age 34	Corporate Secretary since April 27, 1998	Accountant with ASI Accounting Services Inc. since July, 1996, and Certified General Accountant since June, 1998
Anthony Knott Director Age 57	Director since February 7, 2000

President and CEO of Central Coast Power Corp. (1985 to present), Managing Director of Spirit Trawl Corp. (1999 to present) and Spirit Fishing Ltd. (1994 to present), President of International Power Corp. (1996-1997)

Richard Coglon Director Age 44	Director since November 26, 2001	President of Rainmaker Enterprises Corp. and former CEO, Secretary and Director of Bestshot.com Inc.
Dr. Jamie Walker Treasurer Age 46	Treasurer since November 26, 2001	Doctor of Anaesthesiology at Lions Gate Hospital since 1988

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

Richard Coglon

Mr. Coglon is the President of Rainmaker Enterprises Corp., a position he has held since May, 1995. Rainmaker Enterprises is a private merchant-banking firm which has been involved in a number of resource, industrial, and technology related start-ups, including their funding and initial public offerings. Mr. Coglon has been the President and a Director of Heartland Oil and Gas Corp. since September 18, 2002 and the President, Secretary-treasurer and a Director of Heartland Oil and Gas Inc. from August 11, 2000. From April, 1999 to May, 2002, Mr. Coglon was a director of Bestshot.com Inc. and was responsible for providing strategic planning for Bestshot's financing, business development and expansion. Mr. Coglon is a graduate of the University of Alberta, where he completed a B.Comm (1982), and the University of Victoria, where he graduated with an LL.B (1985). Mr. Coglon practised law in Vancouver between 1986 and 1999, specializing in corporate and commercial law and securities, and remains a member of the British Columbia Law Society. He has extensive experience in structuring public offerings from emerging companies to large public corporations.

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

B. Compensation

Other than as set forth in the table below, none of our executive officers was paid or earned compensation for performing his duties during the fiscal years ended November 30, 2002, 2001 and 2000:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary	Bonus	Other Annual Compen- sation	Awards		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Ron Schmitz President(1)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 85,000(5)	Nil Nil Nil	Nil Nil Nil	$20,078(2) $31,341(3) $34,630 (4)
Gurdeep Phachu, Corporate Secretary	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 5,000(6)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Akiko Levinson(7)	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Levinson(8)	2000	Nil	Nil	Nil	440,000	Nil	Nil	Nil

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

(2) The total sum paid to ASI is comprised of approximately $8,000 in accounting fees, $6,000 in rent and approximately $6,078 in general administration costs.

(3) The total sum paid to ASI is comprised of approximately $15,000 in accounting fees, $6,000 in rent and approximately $10,341 in general administration costs.

(4) The total sum paid to ASI is comprised of approximately $15,000 in accounting fees, $6,000 in rent and approximately $13,630 in general administration costs.

(5) Ron Schmitz was granted options to purchase an aggregate of 85,000 common shares at an exercise price of $0.21 per share. Mr. Schmitz exercised these options on January 30, 2002.

(6) Gurdeep Phachu was granted options to purchase an aggregate of 5,000 shares at an exercise price of $0.21. Mr. Phachu exercised these options on January 22, 2002.

(7) Akiko Levinson resigned from her position as a director of our company on March 29, 2000.

(8) Michael Levinson resigned from his positions as a director and the President of our company on May 19, 2000.

No cash compensation was paid to any of our directors for the director's services as a director during the fiscal year ended November 30, 2002. We have no standard arrangement pursuant to which directors are compensated by us for their services in their capacity as directors except for the granting from time to time of incentive stock options.

As at the fiscal year ended November 30, 2002 we had 50,000 options outstanding exercisable at a price of $0.23 until June 26, 2011.

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

Compensation of Directors

We did not grant any stock options to our directors during the fiscal year ended November 30, 2002.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

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

As of the date of this annual report, the members of our audit committee include Ron Schmitz, Anthony Knott and Richard Coglon. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors. The audit committee did not physically meet during the year ended November 30, 2002.

D. Employees

During the fiscal years ended November 30, 2002, 2001 and 2000, we did not have any employees.

We do not currently have any paid employees and have not experienced a significant change in the number of people we employ.

E. Share Ownership

There were 5,291,284 common shares, 50,000 stock options and 250,000 share purchase warrants issued and outstanding as of May 1, 2003. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name Office Held	Number of Common Shares Beneficially Owned as of May 1, 2003	Percentage(1)
Ron Schmitz President and Director	658,764	12.5%
Gurdeep Phachu Secretary	5,000	Nil%
Anthony Knott Director	626,316	11.8%
Richard Coglon Director	1,318,143(2)	24.3%
Dr. Jamie Walker Treasurer	154,857(3)	2.9%

(1) Based on 5,291,284 common shares issued and outstanding as at May 1, 2003, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.

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

On January 30, 2002, Ron Schmitz exercised 85,000 options at an exercise price of $0.21 per share and Gurdeep Phachu exercised 5,000 options at a price of $0.21 per share. There were no long-term incentive awards made to our executive officers during the fiscal year ended November 30, 2002 nor are there pension plan benefits in place for our executive officers.

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

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

There were 5,291,284 common shares issued and outstanding as of May 1, 2003. The following table sets forth, as of May 1, 2003, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name	Amount Owned(1)	Percent of Class(2)
Ron Schmitz	658,764	12.5%
Anthony Knott	626,316	11.8%
Richard Coglon	1,318,143(3)	24.3%
Officers and Directors as a Group	2,603,223(3)	48.1%

(1) We believe that all persons hold legal title and have no knowledge of actual ownership.

(2) The percentages are based upon 5,291,284 common shares issued and outstanding as at May 1, 2003, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.

(3) Includes 125,000 share purchase warrants. The share purchase warrants entitle Mr. Coglon to purchase 125,000 common shares at a price of US.25 per share for a period of two years, expiring November 29, 2003.

There has been no significant change in the percentage ownership of any of our major shareholders during the years ended November 30, 2002, 2001 or 2000.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company's shares who are not major shareholders.

As of May 1, 2003, the registrar and transfer agent for our company reported that there were 5,291,284 common shares issued and outstanding. Of those common shares issued and outstanding, 4,937,690 common shares were registered to Canadian residents (20 shareholders), 352,165 common shares were registered to residents of the United States (20 shareholders) and 1,429 common shares were registered to residents of other foreign countries (1 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

During the year ended November 30, 2002, we paid ASI Accounting Services Inc. fees totalling $20,078 (comprised of approximately $8,000 in accounting fees, approximately $6,078 in general administration fees and $6,000 in rent). Between December 1, 2002 and April 30, 2003, we paid ASI Accounting Services Inc. fees totalling $4,970 (comprised of approximately $1,500 in accounting fees, approximately $970 in general administration fees and $2,500 in rent). Ron Schmitz, our President and one of our directors, is also the President of ASI Accounting Services Inc.

On July 13, 2001, we entered into a Loan Agreement with Bestshot.com Inc. and Bestshot.com Corp., pursuant to which we agreed to loan up to US$450,000 to Bestshot.com Inc. and Bestshot.com Corp. At the time that we entered into the Loan Agreement, both John Davis and Richard Coglon were directors of our company and shareholders of Bestshot.com Inc. In addition, Mr. Davis is the President and a director of Bestshot.com Inc. and Mr. Coglon is the Secretary and a director of Bestshot.com Inc.. Mr. Davis resigned as a director of our company on March 25, 2002. The loan beared interest at a rate of 10% per year and the loan and any interest payable was due to mature on July 13, 2003. In the event of a default (as defined by the Loan Agreement), we were entitled to convert any or all of the loan and any interest payable into shares of Bestshot.com Inc. at a price of US$0.75 per share. The Loan Agreement was amended by an Amending Agreement between the parties dated February 13, 2002. The purpose of the Amending Agreement was to clarify that the Loan Agreement was referred to a loan of up to US$350,000 as opposed to $350,000. The Loan Agreement was further amended on March 13, 2002 by the Second Amending Agreement for the purpose of increasing the amount of the loan from US$350,000 to US$450,000. As at May 1, 2002, we have loaned a total of $584,304 to Bestshot.com Inc. and Bestshot.com Corp., all of which remained outstanding. Bestshot.com, Inc. has since filed for bankruptcy and accordingly, we have written down the full amount of the loan during the fiscal years ended November 30, 2001 and November 30, 2002.

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

We elected not to proceed with the completion of the share exchange with Bestshot.com Inc., Bestshot.com Corp., John Davis, Richard Coglon and Mark Morrill due to the fact that Bestshot.com Inc. was unable to obtain shareholder approval with respect to its continuation from Wyoming, its current jurisdiction of incorporation, to the province of Alberta. Our obligation to consummate the transactions contemplated by the Share Exchange Agreement was subject to the fulfilment of a number of conditions precedent, including the continuation of Bestshot.com Inc. from Wyoming to Alberta. As Bestshot.com Inc. was unable to complete the continuation as contemplated by the Share Exchange Agreement, management deemed it to be in our best interest not to proceed with the transactions under the Share Exchange Agreement.

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

Financial Statements Filed as Part of the annual report:

Financial Statements for the Years Ended November 30, 2002 and 2001 (audited), reported on by Davidson & Company, Chartered Accountants:

Auditor's Report dated January 17, 2003, together with comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference.

Balance Sheets for the years ended November 30, 2002 and 2001.

Statements of Operations for the years ended November 30, 2002, 2001 and 2000 and cumulative amounts from incorporation (June 23, 1983) to November 30, 2002.

Statements of Shareholders' Equity for the period from incorporation (June 23, 1983) to November 30, 2002.

Statements of Cash Flows for the years ended November 30, 2002, 2001 and 2000 and cumulative amounts from incorporation (June 23, 1983) to November 30, 2002.

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

ITEM 9 The Offer and Listing

Price History

Our common shares were traded on the Canadian Venture Exchange (now the TSX Venture Exchange) under the symbol "BVV" until our shares were voluntarily delisted on June 20, 2001. Our shares began trading on the OTC Bulletin Board on April 19, 2001 under the symbol "BVLTF".

The annual high and low market prices for our common shares for the five most recent full financial years on the Canadian Venture Exchange through June 20, 2001 and the OTC Bulletin Board since April 19, 2001, were as follows:

Year Ended	CDNX High	CDNX Low	OTCBB High	OTCBB Low
November 30, 1998	CDN$0.20	CDN$0.03	N/A	N/A
November 30, 1999	CDN$0.09	CDN$0.02	N/A	N/A
November 30, 2000	CDN$0.75	CDN$0.16	N/A	N/A
November 30, 2001	CDN$0.75	CDN$0.28	N/A	N/A
November 30, 2002	N/A	N/A	$0.30	$0.05

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the Canadian Venture Exchange and the OTC Bulletin Board (as applicable) were as follows:

Quarter Ended	CDNX High	CDNX Low	OTCBB High	OTCBB Low
May 31, 2001	CDN$0.75	CDN$0.45	US$0.475	US$0.35
August 31, 2001	CDN$0.70	CDN$0.55	US$0.42	US$0.35
November 30, 2001	N/A	N/A	US$0.35	US$0.01
February 28, 2002	N/A	N/A	US$0.30	US$0.15
May 31, 2002	N/A	N/A	US$0.11	US$0.10
August 31, 2002	N/A	N/A	US$0.11	US$0.11
November 30, 2002	N/A	N/A	US$0.11	US$0.05

The high and low market prices of our common shares for each of the most recent six months (November, 2001 through April, 2002) on the OTC Bulletin Board were as follows:

Month Ended	OTCBB High	OTCBB Low
November 30, 2002	US$0.05	US$0.05
December 31, 2002	US$0.05	US$0.05
January 31, 2003	US$0.04	US$0.04
February 28, 2003	US$0.04	US$0.04
March 31, 2003	US$0.04	US$0.04
April 30, 2003	US$0.04	US$0.04

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

C. Material Contracts

On July 13, 2001, we entered into a Loan Agreement with Bestshot.com Inc. and Bestshot.com Corp., pursuant to which we agreed to loan up to US$450,000 to Bestshot.com Inc. and Bestshot.com Corp. At the time that we entered into the Loan Agreement, both John Davis and Richard Coglon were directors of our company and shareholders of Bestshot.com Inc. In addition, Mr. Davis is the President and a director of Bestshot.com Inc. and Mr. Coglon is the Secretary and a director of Bestshot.com Inc.. Mr. Davis resigned as a director of our company on March 25, 2002. The loan beared interest at a rate of 10% per year and the loan and any interest payable was due to mature on July 13, 2003. In the event of a default (as defined by the Loan Agreement), we were entitled to convert any or all of the loan and any interest payable into shares of Bestshot.com Inc. at a price of US$0.75 per share. The Loan Agreement was amended by an Amending Agreement between the parties dated February 13, 2002. The purpose of the Amending Agreement was to clarify that the Loan Agreement was referred to a loan of up to US$350,000 as opposed to $350,000. The Loan Agreement was further amended on March 13, 2002 by the Second Amending Agreement for the purpose of increasing the amount of the loan from US$350,000 to US$450,000. As at May 1, 2002, we have loaned a total of $584,304 to Bestshot.com Inc. and Bestshot.com Corp., all of which remained outstanding. Bestshot.com, Inc. has since filed for bankruptcy and accordingly, we have written down the full amount of the loan during the fiscal years ended November 30, 2001 and November 30, 2002.

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

We elected not to proceed with the completion of the share exchange with Bestshot.com Inc., Bestshot.com Corp., John Davis, Richard Coglon and Mark Morrill due to the fact that Bestshot.com Inc. was unable to obtain shareholder approval with respect to its continuation from Wyoming, its current jurisdiction of incorporation, to the province of Alberta. Our obligation to consummate the transactions contemplated by the Share Exchange Agreement was subject to the fulfilment of a number of conditions precedent, including the continuation of

Bestshot.com Inc. from Wyoming to Alberta. As Bestshot.com Inc. was unable to complete the continuation as contemplated by the Share Exchange Agreement, management deemed it to be in our best interest not to proceed with the transactions under the Share Exchange Agreement.

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

ITEM 17 Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18 Financial Statements

Financial Statements Filed as Part of the annual report:

Financial Statements for the Years Ended November 30, 2002 and 2001 (audited), reported on by Davidson & Company, Chartered Accountants:

Auditor's Report dated January 17, 2003, together with comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference.

Balance Sheets for the years ended November 30, 2002 and 2001.

Statements of Operations for the years ended November 30, 2002, 2001 and 2000 and for the period from incorporation (June 23, 1983) to November 30, 2002.

Statements of Shareholders' Equity from incorporation (June 23, 1983) to November 30, 2002.

Statements of Cash Flows for the years ended November 30, 2002, 2001 and 2000 and from incorporation (June 23, 1983) to November 30, 2002.

Notes to Financial Statements

BRADNER VENTURES LTD.
(A Development Stage Company)

FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

NOVEMBER 30, 2002

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Bradner Ventures Ltd.

We have audited the balance sheets of Bradner Ventures Ltd. as at November 30, 2002 and 2001 and the statements of operations, shareholders' equity (deficiency) and cash flows for the years ended November 30, 2002, 2001 and 2000 and for the period from incorporation on June 23, 1983 to November 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended November 30, 2002, 2001 and 2000 and for the period from incorporation on June 23, 1983 to November 30, 2002 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"
Vancouver, Canada	Chartered Accountants

January 17, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to shareholders dated January 17, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"
Vancouver, Canada	Chartered Accountants

January 17, 2003

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6 Telephone (604) 687-0947 Fax (604) 687-6172

BRADNER VENTURES LTD.
(A Development Stage Company)
BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT NOVEMBER 30

		2002	2001

ASSETS

Current
Cash and cash equivalents		$2,679	$41,740
Receivables		256	906
Prepaid expenses		500	500

Total assets		$3,435	$43,146

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities		$13,898	$20,871
Accounts payable and accrued liabilities - related parties		23,548	11,355

Total liabilities		37,446	32,226

Shareholders' equity (deficiency)
Capital stock (Note 3)
Authorized
75,000,000	common shares without par value
25,000,000	preferred shares without par value
Issued and outstanding
5,291,284	common shares (2001 - 4,441,547)	4,029,498	3,812,479
Deficit accumulated during the development stage		(4,063,509)	(3,801,559)

Total shareholders' equity (deficiency)		(34,011)	10,920

Total liabilities and shareholders' equity (deficiency)		$3,435	$43,146

Nature and continuance of operations (Note 1)

Contingency (Note 8)
On behalf of the Board:

/s/ Ron Schmitz	Director	/s/ Richard Coglon	Director

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

	Cumulative Amounts from Incorporation on June 23, 1983 to	Year Ended November 30,
	November 30, 2002	2002	2001	2000

EXPENSES
Amortization	$2,095	$-	$-	$-
Bad debts	248	-	-	-
Bank charges and interest	64,846	2,786	875	2,723
Consulting and secretarial	205,016	-	-	-
Finder's fees	180,727	-	-	-
Management fees	337,781	-	-	-
Mineral property expenses	50,620	-	-	-
Office and miscellaneous (Note 5)	113,710	7,281	7,962	6,869
Professional fees (Note 5)	657,687	44,751	84,903	59,259
Shareholder relations	79,518	7,138	2,896	2,515
Transfer agent and regulatory fees	135,528	7,521	6,137	9,917
Travel and promotion	76,952	729	914	237
Write-down of mineral property	1,456,807	-	-	-

Total expenses	3,361,535	70,206	103,687	81,520

OTHER (INCOME) EXPENSES
Interest income	(25,440)	(1,526)	(5,255)	(8,193)
Gain on debt settlement	(1,303)	-		(1,303)
Gain on option	(1,187,500)	-	-	-
Foreign exchange gain	(1,751)	(34)	-	-
Loss on sale of capital assets	344	-	-	-
Loss on sale of long term investment	630,397	-		19,224
Write-down of advances to affiliate (Note 4)	637,768	193,304	391,000	-
Write-down of long-term investment	649,459	-	-	-

Total other expenses, net	701,974	191,744	385,745	9,728

Net loss for the year	$(4,063,509)	$(261,950)	$(489,432)	$(91,248)

Basic and diluted loss per common share		$(0.05)	$(0.13)	$(0.03)

Weighted average number of common shares outstanding		5,105,271	3,779,723	2,868,081

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Number of Common Shares Issued	Price	Amount	Deficit Accumulated During the Development Stage	Total

Balance as at June 23, 1983	-		$-	$-	$-

Balance as at November 30, 1983	-		-	-	-
Shares issued for cash
Share issuance	107,143	$0.07	7,500	-	7,500
Share issuance	31,429	1.05	33,000	-	33,000

Net loss for the year	-		-	-	-

Balance as at November 30, 1984	138,572		40,500	-	40,500
Shares issued for cash	71,429	2.835	202,500	-	202,500
Shares allotted for cash	35,714	2.10	75,000	-	75,000
Shares issued for acquisition of
mineral property	3,571	1.05	3,750	-	3,750
Net loss for the year	-		-	(60,415)	(60,415)

Balance as at November 30, 1985	249,286		321,750	(60,415)	261,335
Share subscriptions refunded	(13,852)	2.10	(29,090)	-	(29,090)
Net loss for the year	-		-	-	-

Balance as at November 30, 1986	235,434		292,660	(60,415)	232,245
Shares issued for cash	12,143	3.15	38,250	-	38,250
Net loss for the year	-		-	(146,697)	(146,697)

Balance as at November 30, 1987	247,577		330,910	(207,112)	123,798
Net loss for the year	-		-	(140,613)	(140,613)

Balance as at November 30, 1988	247,577		330,910	(347,725)	(16,815)
Shares issued for settlement of debts	6,429	3.78	24,300	-	24,300
Shares issued for cash
Private placement	21,429	2.10	45,000	-	45,000
Exercise of options	1,714	3.15	5,400	-	5,400
Net loss for the year	-		-	(17,337)	(17,337)

Balance as at November 30, 1989	277,149		405,610	(365,062)	40,548
Shares issued for acquisition
of mineral property	3,571	14.00	50,000	-	50,000
Shares issued for finder's fee	7,143	3.50	25,000	-	25,000
Shares issued for finder's fee	2,857	14.00	40,000	-	40,000

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Number of Common Shares Issued	Price	Amount	Deficit Accumulated During the Development Stage	Total

Continued...

Shares issued for cash
Exercise of warrants	14,286	2.45	35,000	-	35,000
Exercise of options	714	3.50	2,500	-	2,500
Exercise of options	7,143	4.90	35,000	-	35,000
Exercise of options	13,429	5.25	70,500	-	70,500
Exercise of options	1,429	7.77	11,100	-	11,100

Net loss for the year	-		-	(118,112)	(118,112)

Balance as at November 30, 1990	327,721		674,710	(483,174)	191,536
Shares issued for acquisition
of mineral property	14,286	12.60	180,000	-	180,000
Shares issued for acquisition
of mineral property	4,403	19.39	85,366	-	85,366
Shares issued for cash
Private placement	3,286	10.92	35,880	-	35,880
Exercise of warrants	7,143	2.80	20,000	-	20,000
Exercise of options	2,857	4.90	14,000	-	14,000
Exercise of options	4,286	5.25	22,500	-	22,500
Exercise of options	8,457	10.85	91,760	-	91,760
Exercise of options	5,857	13.37	78,310	-	78,310
Shares issued for finder's fees	3,571	10.50	37,500	-	37,500
Shares issued for finder's fees	1,362	11.76	16,017	-	16,017
Shares issued for finder's fees	545	19.39	10,565	-	10,565
Net income for the year	-		-	445,784	445,784

Balance as at November 30, 1991	383,774		1,266,608	(37,390)	1,229,218
Shares issued for cash
Exercise of options	2,971	10.85	32,240	-	32,240
Exercise of options	671	13.37	8,977	-	8,977
Shares issued for finder's fees	3,571	10.50	37,500	-	37,500
Net loss for the year	-		-	(788,460)	(788,460)

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Number of Common Shares Issued	Price	Amount	Deficit Accumulated During the Development Stage	Total

Continued...

Balance as at November 30, 1992	390,987		1,345,325	(825,850)	519,475
Shares issued for acquisition
of mineral property	7,143	3.50	25,000	-	25,000
Shares issued for acquisition
of mineral property	3,571	2.80	10,000	-	10,000
Shares issued for acquisition
of mineral property	3,571	4.20	15,000	-	15,000
Shares issued for cash
Exercise of options	35,478	2.24	79,470	-	79,470
Exercise of options	22,097	4.34	95,901	-	95,901
Private placement	71,429	2.10	150,000	-	150,000
Shares issued for finder's fee	6,357	2.10	13,350	-	13,350
Shares issued for settlement of debts	36,481	2.17	79,166	-	79,166
Net loss for the year	-		-	(754,698)	(754,698)

Balance as at November 30, 1993	577,114		1,813,212	(1,580,548)	232,664
Shares issued for settlement of debts	61,842	1.82	112,553	-	112,553
Shares issued for cash
Exercise of options	2,857	2.03	5,800	-	5,800
Exercise of warrants	4,143	2.10	8,700	-	8,700
Net loss for the year	-		-	(201,255)	(201,255)

Balance as at November 30, 1994	645,956		1,940,265	(1,781,803)	158,462
Shares issued for acquisition
of mineral property	7,143	3.15	22,500	-	22,500
Shares issued for cash
Exercise of options	31,308	2.94	92,046	-	92,046
Exercise of options	14,714	3.50	51,500	-	51,500
Exercise of options	16,249	2.03	32,986	-	32,986
Exercise of options	4,700	2.17	10,199	-	10,199
Exercise of options	43,176	1.68	72,536	-	72,536
Exercise of options	7,857	2.31	18,150	-	18,150
Exercise of warrants	73,643	2.45	180,425	-	180,425
Exercise of warrants	42,857	1.96	84,000	-	84,000
Private placement	42,857	1.96	84,000	-	84,000
Private placement	14,286	3.15	45,000	-	45,000
Net loss for the year	-		-	(304,564)	(304,564)

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Number of Common Shares Issued	Price	Amount	Deficit Accumulated During the Development Stage	Total

Continued...

Balance as at November 30, 1995	944,746		2,633,607	(2,086,367)	547,240
Shares issued for acquisition
of mineral property	2,857	4.20	12,000	-	12,000
Shares issued for cash
Exercise of options	23,714	3.50	82,998	-	82,998
Exercise of options	3,571	3.71	13,250	-	13,250
Exercise of options	14,286	4.13	59,000	-	59,000
Private placement	21,429	2.45	52,500	-	52,500
Exercise of warrants	14,286	3.15	45,000	-	45,000
Net loss for the year	-		-	(102,055)	(102,055)

Balance as at November 30, 1996	1,024,889		2,898,355	(2,188,422)	709,933
Shares issued for acquisition of
interest in mineral property	3,571	1.75	6,250	-	6,250
Shares issued for cash
Exercise of options	21,429	2.71	46,500	-	46,500
Exercise of options	37,857	1.82	68,900	-	68,900
Exercise of options	7,143	2.10	15,000	-	15,000
Net loss for the year	-		-	(150,318)	(150,318)

Balance as at November 30, 1997	1,094,889		3,035,005	(2,338,740)	696,265
Shares issued for cash	15,714	1.05	16,500	-	16,500
Shares issued for settlement of debts	50,613	1.05	53,144	-	53,144
Share issuance costs	-		(2,452)	-	(2,452)
Net loss for the year	-		-	(512,408)	(512,408)

Balance as at November 30, 1998	1,161,216		3,102,197	(2,851,148)	251,049
Shares issued for settlement of debts	58,335	1.05	61,252	-	61,252
Net loss for the year	-		-	(369,731)	(369,731)

Balance as at November 30, 1999	1,219,551		3,163,449	(3,220,879)	(57,430)
Shares issued for settlement of debts - February 2000	617,207	0.15	92,581	-	92,581
Shares issued for cash - March 2000	1,700,000	0.19	323,000	-	323,000
Share issuance costs	-		(1,498)	-	(1,498)
Net loss for the year	-		-	(91,248)	(91,248)

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Number of Common Shares Issued	Price	Amount	Deficit Accumulated During the Development Stage	Total

Continued...

Balance as at November 30, 2000	3,536,758		3,577,532	(3,312,127)	265,405
Shares issued for cash - November 2001	125,000	0.32	40,000	-	40,000
Exercise of warrants - July 2001 to November 2001	779,789	0.25	194,947	-	194,947
Net loss for the year	-		-	(489,432)	(489,432)

Balance as at November 30, 2001	4,441,547		3,812,479	(3,801,559)	10,920
Shares issued for cash
Private placement - December 2001	125,000	0.32	39,435	-	39,435
Exercise of options - January 2002	90,000	0.21	18,900	-	18,900
Exercise of warrants - February 2002 to March 2002	634,737	0.25	158,684	-	158,684
Net loss for the year	-		-	(261,950)	(261,950)

Balance as at November 30, 2002	5,291,284		$4,029,498	$(4,063,509)	$(34,011)

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Cumulative Amounts from Incorporation on June 23, 1983 to	Year Ended November 30,
	November 30, 2002	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(4,063,509)	$(261,950)	$(489,432)	$(91,248)
Items not affecting cash:
Amortization	2,095	-	-	-
Bad debts	248	-	-	-
Finder's fees	114,932	-	-	-
Gain on debt settlement	(1,303)	-	-	(1,303)-
Gain on option	(1,187,500)	-	-	-
Loss on sale of capital assets	344	-	-	-
Loss on sale of investments	630,397	-		19,224
Write-down of advances to affiliate	637,768	193,304	391,000	-
Write-down of mineral property	1,468,807	-	-	-
Write-down of long-term investment	649,459	-	-	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	(504)	650	1,436	(935)
Increase in prepaid expenses	(500)	-	-	-
Increase in accounts payable and accrued liabilities	459,293	5,220	2,329	4,825

Net cash flows used in operating activities	(1,289,973)	(62,776)	(94,667)	(69,437)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances to affiliate	(224,042)	-	-	-
Capital stock issued for cash	3,169,522	217,019	234,947	321,502

Net cash flows provided by financing activities	2,945,480	217,019	234,947	321,502

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Cumulative Amounts from Incorporation on June 23, 1983 to	Year Ended November 30,
	November 30, 2002	2002	2001	2000

Continued...

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	(3,038)	-	-	-
Expenditures on mineral properties	(1,121,172)	-	-	-
Proceeds from disposal of capital assets	600	-	-	-
Purchases of investments	(310,025)	-	-	-
Advances to affiliate	(584,304)	(193,304)	(391,000)	-
Proceeds on disposal of investments	365,111	-	-	40,000

Net cash flows provided by (used in)
investing activities	(1,652,828)	(193,304)	(391,000)	40,000

Change in cash and cash equivalents for the year	2,679	(39,061)	(250,720)	292,065

Cash and cash equivalents, beginning of year	-	41,740	292,460	395

Cash and cash equivalents, end of year	$2,679	$2,679	$41,740	$292,460

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 23, 1983 and is currently in the business of seeking and identifying suitable business opportunities or business combinations. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company has not generated significant revenues from operations and is therefore considered to be a development stage company.

On July 4, 2001, the Company announced that it had signed a letter of intent pursuant to which the Company intended to purchase all of the issued and outstanding shares of Bestshot.com Inc. ("Bestshot"). Bestshot, a Nevada company, is a provider of computer generated digital video images and clips, stock footage and related services, to the design and broadcast industry. Closing of the acquisition was subject to a number of conditions, including the preparation and execution of a definitive acquisition agreement and approval by the Company's shareholders. The Company had agreed to effect a 2:1 reverse split (consolidation) of its issued and outstanding capital stock and had agreed to complete a private placement to raise a minimum of US $750,000 at no less than US $1.00 per common share (post consolidation). On January 22, 2002, the Company announced that its shareholders had approved the share exchange agreement between Bestshot and the Company. However, on May 31, 2002, the Company announced that it would not be proceeding with the share exchange agreement with Bestshot as Bestshot was unable to complete the terms of the agreement.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

	2002	2001

Working capital (deficiency)	$(34,011)	$10,920

Deficit accumulated during the development stage	(4,063,509)	(3,801,559)

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non-monetary assets and liabilities are translated at the exchange rate on the original transaction date. Gains and losses from restatement of foreign currency monetary and non-monetary assets and liabilities are included in the statements of operations. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in the statements of operations.

Cash and cash equivalents

The Company considers cash held at banks and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. At November 30, 2002 and November 30, 2001, cash and cash equivalents consisted of cash held at banks.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock options

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan described in Note 3. No compensation expense is recognized for this plan when stock options are granted or exercised. Any consideration received on exercise of stock options is credited to capital stock. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Diluted loss per share is not presented separately from basic loss per share as the exercise of any warrants and options would be anti-dilutive.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. CAPITAL STOCK

The following capital stock transactions occurred during the years ended November 30, 2000, 2001 and 2002:

a) Issued 617,207 common shares at a price of $0.15 per share to settle debts of $92,581 on February 4, 2000.

b) Issued 1,700,000 common shares at a price of $0.19 per share for total proceeds of $323,000 in respect of a private placement on March 29, 2000.

c) Issued 125,000 common shares at a price of $0.32 per share for total proceeds of $40,000 in respect of a private placement on November 29, 2001.

d) Issued a total of 779,789 common shares at a price of $0.25 per share for total proceeds of $194,947 in respect of the exercise of warrants on various dates for the year ended November 30, 2001.

e) Issued 125,000 common shares at a price of $0.32 per share for total proceeds of $39,435 in respect of a private placement on December 18, 2001.

f) Issued 90,000 common shares at a price of $0.21 for total proceeds of $18,900 in respect of the exercise of options on January 30, 2002.

g) Issued a total of 634,737 common shares at a price of $0.25 per share for total proceeds of $158,684 in respect of the exercise of warrants on various dates for the year ended November 30, 2002.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

3. CAPITAL STOCK (cont'd...)

Common shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Stock options

 The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company's authorized but unissued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant.

 Stock options outstanding as of November 30, 2002 are as follows:

Number of Shares	Exercise Price	Expiry Date

50,000	$0.23	June 26, 2011

The following is a summary of the status of stock options outstanding at November 30, 2002:

		Outstanding Options		Exercisable Options
Exercise Price	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise price	Number	Weighted Average Exercise price

$0.23	50,000	8.57	$0.23	50,000	$0.23

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

3. CAPITAL STOCK (cont'd...)

The following is a summary of the activity of the stock option plan during 2002, 2001 and 2000:

	Number of Shares	Weighted Average Exercise Price

Outstanding and exercisable at December 1, 1999	41,857	$1.05
Granted	180,000	0.21
Exercised	-	-
Forfeited	(41,857)	1.05

Outstanding and exercisable at November 30, 2000	180,000	$0.21

Weighted average fair value of options granted during the year	$0.26

Outstanding and exercisable at December 1, 2000	180,000	$0.21
Granted	50,000	0.23
Exercised	-	-
Forfeited	-	-

Outstanding and exercisable at November 30, 2001	230,000	$0.21

Weighted average fair value of options granted during the year	$0.61

Outstanding and exercisable at December 1, 2001	230,000	0.21
Granted	-	-
Exercised	(90,000)	0.21
Forfeited	(90,000)	0.21

Outstanding and exercisable at November 30, 2002	50,000	$0.23

Weighted average fair value of options granted during the year	$-

Warrants

Warrants outstanding as of November 30, 2002 are as follows:

Number of Shares	Exercise Price	Expiry Date

125,000	0.39	November 29, 2003
125,000	0.39	December 6, 2003

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

4. WRITE-DOWN OF ADVANCES TO AFFILIATE

The Company advanced a total of $193,304 (2001 - $391,000; 2000 - $Nil) to an affiliated company, Bestshot, during the current fiscal year (Note 5c). The funds were advanced to Bestshot starting on December 4, 2001 for the development of their product line to further enhance growth of Bestshot. The monies advanced by the Company have been spent and expensed by Bestshot. The Company has fully provided for the advances made to Bestshot as the Company announced that it will not be proceeding with the share exchange agreement with Bestshot as Bestshot was unable to complete the terms of the agreement.

5. RELATED PARTY TRANSACTIONS

During the year, the Company entered into transactions with related parties as follows:

a) Paid or accrued $6,000 (2001 - $6,000; 2000 - $6,000) for office rent to a company controlled by a director, which is included in office and miscellaneous expenses.

b) Paid or accrued $14,078 (2001 - $25,341; 2000 - $28,630) in administration and accounting fees to a company of which a director is president, which is included in office and miscellaneous expenses and professional fees.

c) Advanced $193,304 (2001 - $391,000; 2000 - $Nil) to an affiliated company that has a common director. This amount was written-down to nil (2001 - $391,000; 2000 - $Nil) during the year.

Accounts payable and accrued liabilities - related parties of $23,548 (2001 - $11,355; 2000 - $2,145) are due to a company of which a director is president.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6. INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2002	2001	2000

Loss before income taxes	$(261,950)	$(489,432)	$(91,248)

Expected income tax recovery at statutory rate of 42.6% (2001 - 44.6%; 2000 - 44.6%)	$111,591	$218,287	$40,696
Unrecognized benefit of non-capital losses	(70,417)	(131,094)	(40,696)
Unrecognized benefit of capital losses	(41,174)	(87,193)	-

	$-	$-	$-

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

6. INCOME TAXES (cont'd...)

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

Details of future tax assets are as follows:

	2002	2001

Future tax assets:
Non capital loss carryforwards	$371,780	$565,400
Exploration expenses	390,125	408,440
Capital loss carryforwards	124,457	87,193

	886,362	1,061,033

Valuation allowance	(886,362)	(1,061,033)

	$-	$-

Temporary differences giving rise to the future tax assets are primarily the result of net operating loss carryovers, mineral exploration expenses and capital loss carryovers available to offset future taxable income. As of November 30, 2002, 2001 and 2000, the total of these net operating losses, mineral exploration expenses and capital losses was approximately $873,000, $915,800 and $584,300, respectively. The right to claim the net operating loss carryovers will expire at various dates through the taxation year ending November 30, 2009. Because of the uncertainty regarding the Company's ability to utilize the tax assets in future years, an allowance equal to the amount of the future tax asset has been provided. Consequently, the income tax benefits resulting from the utilization of these future tax assets will be recognized in the year in which they are realized for tax purposes.

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions included, the Company issuing Nil (2001 - Nil; 2000 - 617,207) common shares of the Company to settle debts in the amount of $Nil (2001 - $Nil; 2000 - $92,581).

There were no amounts paid for interest or income taxes during the years ended November 30, 2002, 2001 and 2000.

8. CONTINGENCY

Pursuant to a decision of the United States Department of the Interior/Bureau of Land Management ("BLM"), the Company was advised that a Notice of Record of Non-compliance (the "Notice") relating to land reclamation was issued against the Company. The Company was to respond to the Notice and its requirements, which included a US$12,078 (CAD$17,875) purchase of an interim bond and a reclamation plan, by January 6, 2000, at which time the BLM was to be in a position to pursue a court order through the Federal Court system.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

8. CONTINGENCY (cont'd...)

To date, the Company has not responded to the Notice and its requirements and no action has been commenced by the BLM and a reclamation plan has not been submitted. The potential cost of the reclamation work cannot be accurately estimated by the Company because it has not obtained an assessment estimating the costs and scope of work required for the necessary reclamation work. However, the potential liability could exceed the amount of the interim bond of US$12,078 (CAD$17,875). No estimate can be made for the potential liability arising from the reclamation plan because of this reason. Therefore, the outcome of settlement, if any, cannot be determined, and accordingly, no amount of settlement has been accrued on these financial statements. Any amount will be recorded in the year of settlement.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and accounts payable and accrued liabilities - related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the seeking and identification of suitable business opportunities or business combinations in Canada.

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("United States GAAP") and in SEC Regulation S-X are described and quantified below.

i) Stock based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS 123 and continue to follow the existing Accounting Principles Board Opinion No. 25 ("APB 25") rules to recognize and measure compensation are required to disclose the pro-forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the fair value recognition rules of SFAS 123. The Company has elected to continue to use the intrinsic value-based method of APB 25 and has adopted the disclosure requirements of SFAS 123. Canadian GAAP does not require the reporting of any stock based compensation expense in the Company's financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

i) Stock based compensation (cont'd...)

Had the compensation expense relating to options accounted for under APB 25 been recognized on the basis of fair value pursuant to SFAS 123, net loss and net loss per share would have been adjusted as follows:

	2002	2001	2000

Loss for the year
As reported	$(261,950)	$(489,432)	$(91,248)

Pro-forma	$(261,950)	$(519,926)	$(137,512)

Basic and diluted loss per share
As reported	$(0.05)	$(0.13)	$(0.03)

Pro-forma	$(0.05)	$(0.14)	$(0.05)

In calculating these amounts, the Company has utilized the Black-Scholes option pricing model to estimate the fair value of the options granted in the periods using the following key assumptions:

	2002	2001	2000

Risk free interest rate	-	3.5%	6.43%
Expected life	-	10 years	2 years
Expected volatility	-	224.97%	231.59%
Expected dividends	-	-	-

ii) Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

 11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

ii) Recent accounting pronouncements (cont'd...)

In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" ("SFAS 144"), which supersedes Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") that nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, "Accounting of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9" ("SFAS 147"). SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

 11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

ii) Recent accounting pronouncements (cont'd...)

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

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

4.1 Release between Bradner Ventures Ltd. and Winnifred L. Moore, dated December 19, 2000 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001)

4.2 Release between Bradner Ventures Ltd., John H. Uhalde, Harriet C. Uhalde, Elwood R. Wright and Wayne L. Morris, dated December 22, 2000 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001)

4.3 Share Exchange Agreement between Bradner Ventures Ltd., Bestshot.com Inc., Bestshot.com Corp., John Davis, Richard Coglon and Mark Morrill, dated December 17, 2001 (incorporated by reference from our Form 6-K, filed on December 20, 2001)

4.4 Loan Agreement between Bradner Ventures Ltd., Bestshot.com Inc and Bestshot.com Corp., dated July 13, 2001 (incorporated by reference from our Annual Report on Form 20-F, filed on May 31, 2002)

4.5 Amending Agreement between Bradner Ventures Ltd., Bestshot.com Inc and Bestshot.com Corp., dated February 13, 2002 (incorporated by reference from our Annual Report on Form 20-F, filed on May 31, 2002)

4.6 Second Amending Agreement between Bradner Ventures Ltd., Bestshot.com Inc and Bestshot.com Corp., dated March 13, 2002 (incorporated by reference from our Annual Report on Form 20-F, filed on May 31, 2002)

99. Other

99.1 Section 906 Certification of Ron Schmitz, dated May 28, 2003.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Bradner Ventures Ltd.

Per: /s/ Ron Schmitz
Ron Schmitz, President
(Principal Executive, Financial and Accounting Officer)

Dated : May 28, 2003

CERTIFICATIONS

I, Ron Schmitz, certify that:

1. I have reviewed this annual report on Form 20-F of Bradner Ventures Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to date a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a day within 90 days prior to the filing date of the report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls and procedures for financial reporting; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 28, 2003

/s/ Ron Schmitz
Signature:  Ron Schmitz
Title:     President
(Principal Executive Officer, Financial and Accounting Officer)