Form 20-F
period 2003-11-30
BRADNER VENTURES LTD
filed 2004-06-01
CIK 1123839

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2003

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

Suite 1925, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
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

There were 5,291,284 common shares, without par value, issued and outstanding as of November 30, 2003.

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

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The selected financial data presented below for the five year period ended November 30, 2003 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5). The data is presented in Canadian dollars.

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended November 30 (Audited)

CANADIAN GAAP	2003	2002	2001	2000	1999
Net Sales or Operating Revenue	-	-	-	-	-
Direct Costs	-	-	-	-	-
Operating Expenses	-	-	-	-	-
Administrative Expenses	$27,824	$70,206	$103,687	$81,520	$97,892
Amortization and Asset Write-down	-	$193,304	$391,000	-	$211,959
Income (Loss) From Operations	-	-	-	-	-
Other Income	-	$1,526	$5,255	$8,193	$10
Net Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) from Discontinued Operations	-	-	-	-	-
Net Income (Loss) for the year	$(27,840)	$(261,950)	($489,432)	$(91,248)	$(369,731)
Net Income (Loss) from Operations per Common Share	(0.01)	(0.05)	(0.13)	(0.03)	(0.28)(1)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$314	$3,435	$43,146	$295,302	$61,526
Net Assets	$(61,851)	$(34,011)	$10,920	$265,405	$(57,430)
Capital Stock	$4,029,498	$4,029,498	$3,812,479	$3,577,532	$3,163,449
Number of Common Shares (adjusted to reflect changes in capital)	5,291,284	5,291,284	4,441,547	3,536,758	1,219,551(2)
Diluted Net Income per Common Share	(0.01)	(0.05)	(0.13)	(0.03)	(0.28)(1)
Long-Term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

(1) The loss per share has been adjusted to reflect a 1 for 7 reverse stock split approved on November 25, 1999.

(2) The number of common shares outstanding have been adjusted to reflect a 1 for 7 reverse stock split approved on November 25, 1999.

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended November 30 (Audited)
UNITED STATES GAAP	2003	2002	2001	2000	1999
Net Sales or Operating Revenue	-	-	-	-	-
Direct Costs	-	-	-	-	-
Operating Expenses	-	-	-	-	-
Administrative Expenses	$27,824	$70,206	$103,687	$81,520	$97,892
Amortization and Asset Write-down	-	$193,304	$391,000	-	_
Income (Loss) From Operations	-	-	-	-	-
Other Income	-	$1,526	$5,255	$8,193	$10
Net Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) from Discontinued Operations	-	-	-	-	-
Net Income (Loss) for the year	$(27,840)	$(261,950)	$(489,432)	$(91,248)	$(369,731)
Net Income (Loss) from Operations per Common Share	(0.01)	(0.05)	(0.13)	(0.03)	(0.31)(1)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$314	$3,435	$43,146	$295,302	$61,526
Net Assets	$(61,851)	$(34,011)	$10,920	$265,405	$(67,330)
Capital Stock	$4,029,498	$4,029,498	$3,812,479	$3,577,532	$3,163,449
Number of Common Shares (adjusted to reflect changes in capital)	5,291,284	5,291,284	4,441,547	3,536,758	1,197,676(2)
Diluted Net Income per Common Share	(0.01)	(0.05)	(0.13)	(0.03)	(0.31)(1)
Long-term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

(1) The loss per stock share has been adjusted to reflect a 1 for 7 reverse stock split approved on November 25, 1999.

(2) The number of common shares outstanding has been adjusted to reflect a 1 for 7 reverse stock split approved on November 25, 1999.

Reconciliation to United States Generally Accepted Accounting Principles

A reconciliation to United States Generally Accepted Accounting Principles is included in Note 9 to the audited financial statements. Significant differences include accounting for compensation expense.

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On May 18, 2004, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.3913. For the past five fiscal years ended November 30, and for the period between December 1, 2003 and April 30, 2004, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year/ Month End	Average	Low / High
November 30, 1999	$1.4905	not applicable
November 30, 2000	$1.4824	not applicable
November 30, 2001	$1.5441	not applicable
November 30, 2002	$1.5703	not applicable
November 30, 2003	$1.3130	not applicable
December 31, 2003 (month end)	not applicable	$1.2923 / $1.3405
January 31, 2004 (month end)	not applicable	$1.2690 / $1.3340
February 28, 2004 (month end)	not applicable	$1.3108 / $1.3442
March 31, 2004 (month end)	not applicable	$1.3080 / $1.3480
April 30, 2004 (month end)	not applicable	$1.3095 / $1.3711

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

In the past, we have incurred substantial net losses. For the year ended November 30, 2003, we incurred net losses of $27,840 and for the year ended November 30, 2002, we incurred net losses of $261,950. We also have an accumulated deficit of $4,091,349 as at November 30, 2003. At this time, our ability to generate any revenues is uncertain.

There is no assurance that we will successfully locate business opportunities which have established operating histories.

The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of any identified business opportunity. While management intends to seek business opportunities and/or business combinations with entities which have established operating histories, there is no assurance that we will successfully locate business opportunities meeting such criteria. In the event that we complete a business combination or otherwise acquire a business opportunity, the success of our operations may be dependent upon management of the successor firm or venture partner firm, together with a number of other factors beyond our control.

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

Over the twelve month period ended November 30, 2004, we anticipate that we will have to raise approximately $50,000 in order to continue pursuing a suitable business opportunity or combination. We expect that we will raise additional funding through private placements of our equity securities and/or debt financing. Any business combination or business opportunity may require that we raise additional financing. We anticipate that we would secure any additional financing necessary through a private placement of our common shares.

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

The loss of Richard Coglon and Randy Buchamer would affect our ability to identify a suitable business opportunity or enter into a suitable business operation.

We consider that any of our current management team, including Richard Coglon and Randy Buchamer, are vital to our continued operations. The loss of the services of any of these individuals, for any reason, may have a materially adverse effect on our prospects. There can be no assurance in this regard nor any assurance that we will be able to find a suitable replacement for such persons. Furthermore, we do not maintain "key man" life insurance on the lives of these individuals. To the extent that the services of any of these individuals become unavailable, we will be required to retain other qualified persons; however, there can be no assurance that we will be able to do so upon acceptable terms.

Our common stock is traded on the OTC Bulletin Board and as a result, it may be more difficult to dispose of or to obtain adequate quotations as to the prices of our common stock.

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

As of May 1, 2004, directors and executive officers beneficially owned approximately 22.5% of our outstanding common shares, including outstanding stock options and outstanding share purchase warrants. As a result, these shareholders, if they act as a group, will have a significant influence on all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such control may have the effect of delaying or preventing a change in control.

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

Our Articles to do not contain anti-takeover provisions which could result in a change of our management and directors if there is a take-over of our company.

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

Our corporate offices are located at Suite 1925, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6. Our telephone number is 604.693.0177 and our facsimile number is 604.638.3525.

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

Also at the extraordinary general meeting, a special resolution with respect to the change of our company's name to "'Mouve' Image Inc." was passed. The special resolution was, however, subject to a proviso that it may be revoked by our board of directors at their discretion, without the need for further approval by our shareholders.

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

On January 8, 2004, Davidson & Company resigned as our auditors and Amisano Hanson were appointed as our auditors to fill the vacancy created by the resignation of Davidson & Company.

On March 16, 2004, we held an annual and special meeting of our shareholders. At the annual and special meeting, the number of directors was set at three and the three individuals nominated as directors were elected, including Richard Coglon, Donald Sharpe and Randy Buchamer. In addition, Amisano Hanson was appointed our auditor for the fiscal year ending November 30, 2004. The shareholders of our company also passed a special resolution authorizing the directors to consolidate our existing authorized and issued common shares on the basis of one (1) post-consolidated common share for each five (5) pre-consolidated common shares.

On March 31, 2004, our authorized and issued shares of common stock and preferred stock were consolidated on the basis of one (1) post-consolidated common share for each five (5) pre-consolidated common shares so that our authorized capital consisted of 15,000,000 common shares and 5,000,000 preferred shares with 1,058,256 common shares issued and no preferred shares issued. Our authorized capital was then increased to 75,000,000 common shares and 25,000,000 preferred shares with 1,058,256 common shares issued and no preferred shares issued. The share consolidation was effective with the OTC Bulletin Board on April 21, 2004 and our trading symbol was changed to "BNVLF".

On May 26, 2004, Donald Sharpe resigned as our President and a director of our company and Richard Coglon was appointed as our President.

B. Business Overview

Present Operations of Bradner Ventures Ltd.

For the year ended November 30, 2003, we incurred net losses of $27,840. For the year ended November 30, 2002, we incurred net losses of $261,950 and for the year ended November 30, 2001, we incurred losses of $489,432. We did not generate any revenues for the years ended November 30, 2003, 2002 and 2001. As we do not presently have an operating business which we can pursue, our management is seeking to either identify a suitable business opportunity or enter into a suitable business combination. Our management does not believe that we will be able to generate revenues without identifying and completing the acquisition of a suitable business opportunity. In addition, if we are unable to identify a suitable business opportunity, shareholders will not realize a return on their investment in our company, and there will be no market for our common shares.

On April 19, 2001, our common shares were approved for quotation on the National Association of Securities Dealers Inc.'s OTC Bulletin Board.

We will continue to seek a new business opportunity. Once a business opportunity has been identified, we will investigate and evaluate the business opportunity. In selecting a suitable business opportunity, management of our company intends to focus on the potential for future profits and strength of current operating management of the business opportunity. Management believes that the greatest potential lies in resource based companies. Nevertheless, this shall not preclude any other category of business or industry to be investigated and evaluated by our company as opportunities arise.

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

Plan of Operation

We will continue to seek a new business opportunity over the twelve month period ending November 30, 2004. Once a business opportunity has been identified, we will investigate and evaluate the business opportunity.

Cash Requirements

Over the twelve month period ending November 30, 2004, we anticipate that we will have to raise approximately $50,000 in order to continue pursuing a suitable business opportunity or combination. We expect that we will raise additional funding through private placements of our equity securities and/or debt financing.

Product Research and Development

We do not anticipate that we will expend any significant monies on research and development over the twelve months ending November 30, 2004.

Purchase of Significant Equipment

We do not intend to purchase any significant equipment over the twelve months ending November 30, 2004.

Employees

Over the twelve months ending November 30, 2004, we anticipate an increase in the number of employees we retain only if we identify and complete the acquisition of a business opportunity or enter into a business combination. Such an increase on the number of employees may significantly increase our monthly burn rate; such increase in the monthly burn rate depends on the number of employees we retain.

C. Organizational Structure

As of the date of this annual report, we do not have any subsidiaries.

D. Property, Plants and Equipment

We currently rent office space located at Suite 1900, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6 at $500 per month. Until March 31, 2004 we rented office space located at Suite 1260, 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1G5, based upon a month to month oral agreement with ASI Accounting Services Inc., at a cost of $500 per month until May 31, 2003 and at no charge thereafter.

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian Generally Accepted Accounting Principles, and has not been reconciled to United States Generally Accepted Accounting Principles.

A. Operating Results

Year ended November 30, 2003 Compared to Year ended November 30, 2002

We incurred a loss for the year ended November 30, 2003 of $27,840 or $(0.01) per share compared to a loss of $261,950 or $(0.05) per share for the year ended November 30, 2002. The decrease in the loss is due to the following factors:

- a decrease in professional fees of $27,242 (2003 - $17,509, 2002 - $44,751)

- a decrease in the writedown of advances to an affiliate during the year of $193,304 (2003 - $nil 2001 - $193,304) which represents advances to Bestshot.com under the Loan Agreement between the Company and Bestshot.com.

We continue to seek business opportunities that would be of interest to our company.

Cash flow from operations for the year ended November 30, 2003 was a cash outflow of $2,457 compared to a cash outflow of $39,061 for the year ended November 30, 2002. The decrease in the cash outflow is due to the decrease in advances to Bestshot.com during the year ended November 30, 2003 of $Nil compared to $193,304 during the year ended November 30, 2002.

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

B. Liquidity and Capital Resources

As at November 30, 2003

During the year ended November 30, 2003, we spent $2,457 on operations and had no cash outflows from investing and financing activities, thereby decreasing our cash position from $2,679 at November 30, 2002 to $222 at November 30, 2003. The normal operating expenses for the year ended November 30, 2003 of $27,824 consisted of professional fees (accounting, administration and legal) of $17,509, transfer agent and regulatory fees of $6,277 and office and miscellaneous fees of $3,493. We require additional funds to fund our ongoing operations.

We are actively seeking business opportunities and if warranted, expenses will be incurred as part of the due diligence process. If an acquisition agreement is concluded in fiscal 2004, it is possible that additional professional, filing and due diligence costs will be incurred and that we may seek additional financing to fund future business ventures.

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

US GAAP

The results of operations discussed above are based on our audited financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and principles generally accepted in the United States are listed and quantified in Note 9 to the audited financial statements included elsewhere in this document. Significant differences between Canadian GAAP and US GAAP include:

- under United States GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS 123 and continue to follow the existing Accounting Principles Board Opinion No. 25 ("APB 25") rules to recognize and measure compensation are required to disclose the pro-forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the fair value recognition rules of SFAS 123. The Company has elected to continue to use the intrinsic value-based method of APB 25 and has adopted the disclosure requirements of SFAS 123. For the year ended November 30, 2001, Canadian GAAP did not require the reporting of stock based compensation expense in the Company's financial statements. For fiscal 2003 and 2002, the application of Canadian GAAP conforms with United States GAAP requirements or reporting stock-based compensation under ABP 25 adopting the disclosure requirements of SFAS 123.

As at November 30, 2003 and 2002, there were no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

C. Research and Development, patents, licenses etc.

We do not currently and did not previously have research and development policies in place. Over the past three fiscal years, we expended a total of $nil on the development of our various mining properties.

D. Trend Information

We do not currently know of any trends that would be material to our operations.

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Contractual Obligations

We do not have any contractual obligations.

ITEM 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/area of expertise of each of our directors and officers, as at May 1, 2004:

Name / Office Held / Age	Area of Expertise/Function	Business Experience

Richard Coglon President, Secretary and Director Age 43	Director since November 2001, and President since May 26,2004 and Secretary since March 16, 2004	President and Director of Heartland Oil and Gas Corp.
Randy Buchamer Chief Financial Officer and Director Age: 46	Chief Financial Officer and Director since March 16, 2004	Chief Executive Officer and Director of Voice Mobility Inc. and a Director of Heartland Oil and Gas Corp.

Richard Coglon - President, Secretary and Director

Mr. Coglon has been a director of our company since November 26, 2001, Secretary of our company since March 16, 2004 and was appointed President on May 26th , 2004. Mr. Coglon graduated from the University of Alberta in 1982 with a Bachelor of Commerce. In 1983 he then attended the University of Victoria and received his Bachelor of Laws degree in 1986. Mr. Coglon was called to the

Bar in British Columbia, Canada in 1987 and practised in the areas of corporate finance and securities law until January 1, 2003 when Mr. Coglon ceased the active practice of law to concentrate on the business of Heartland Oil and Gas Corp. and his other business ventures.

In 1995 Mr. Coglon co-founded Velvet Exploration Ltd., as a start-up oil exploration and production company. Velvet was eventually listed on the Toronto Stock Exchange and ultimately sold in August of 2001 in a "friendly takeover transaction" with El Paso Energy for approximately $450 Million. Mr. Coglon also serves as the President and a director of Heartland Oil and Gas Corp., a NASD (OTCBB) company.

Randall Buchamer - Chief Financial Officer and Director

Mr. Buchamer has been the Chief Financial Officer and a director of our company since March 16, 2004. Mr. Buchamer also serves as a director of Heartland Oil and Gas Corp., a NASD (OTCBB) company. Mr. Buchamer has been the Chief Executive Officer of Voice Mobility Inc., a unified communications company, since August 21, 2001 and was the Chairman of Voice Mobility Inc. until January, 2003. Mr. Buchamer was a self-employed business consultant from April 2000 to August 2001. Mr. Buchamer has been a director of User Friendly Media from September 2000. From March 1999 to April 2000 Mr. Buchamer was the Managing Director, Operations of The Jim Pattison Group and was responsible for supporting the operations of the companies owned by The Jim Pattison Group. Prior to joining The Jim Pattison Group, Mr. Buchamer was the Vice-President and Chief Operating Officer for Mohawk Oil from March 1988 to March 1999.

Mr. Buchamer holds an Executive Management Development Degree (Condensed EMBA) from Simon Fraser University and attended the University of Illinois, Chicago taking Business Administration (Marketing and Finance).

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B. Compensation

Other than as set forth in the table below, none of our executive officers was paid or earned compensation for performing his duties during the fiscal years ended November 30, 2003, 2002 and 2001:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary	Bonus	Other Annual Compen- sation	Awards		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Ron Schmitz Former President(1)	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 85,000(3)	Nil Nil Nil	Nil Nil Nil	$7,778(2) $20,078(2) $31,341(2)
Gurdeep Phachu, Former Corporate Secretary(4)	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 5,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Ron Schmitz, president of our company from May 19, 2000 to March 16, 2004 and a director of our company from June 23, 1997 to March 16, 2004, is the President and principal of ASI Accounting Services Inc. ("ASI"). ASI provided us with accounting and administrative services on a month to month basis, and as such, there was no written agreement between our company and ASI. ASI also rented office space to our company (pursuant to an oral agreement) at a rate of $500 per month until May 31, 2003 ($6,000 annually).

(2) Paid to ASI for accounting, rent and general administration costs.

(3) Ron Schmitz was granted options to purchase an aggregate of 85,000 common shares at an exercise price of $0.21 per share. Mr. Schmitz exercised these options on January 30, 2002.

(4) Gurdeep Phachu was the secretary of our company from April 23, 1998 to March 16, 2004. Mr. Phachu was granted options to purchase an aggregate of 5,000 shares at an exercise price of $0.21. Mr. Phachu exercised these options on January 22, 2002.

No cash compensation was paid to any of our directors for director's services as a director during the fiscal year ended November 30, 2003. We have no standard arrangement pursuant to which directors are compensated by us for their services in their capacity as directors except for the granting from time to time of incentive stock options.

As at the fiscal year ended November 30, 2003 we had 50,000 options outstanding exercisable at a price of $0.23 until June 26, 2011.

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

Compensation of Directors

We did not grant any stock options to our directors during the fiscal year ended November 30, 2003.

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

C. Board Practices

The directors are re-elected and the officers are re-appointed at the Annual General Meeting of our shareholders. The last annual general meeting was held on March 16, 2004, and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Company Act (British Columbia).

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

As of the date of this annual report, our entire board of directors functions as our audit committee. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors. The audit committee did not physically meet during the year ended November 30, 2003.

D. Employees

During the fiscal years ended November 30, 2003, 2002 and 2001, we did not have any employees other than our directors and officers.

We do not currently have any paid employees and have not experienced a significant change in the number of people we employ.

E. Share Ownership

There were 1,058,256 common shares, 10,000 stock options and no share purchase warrants issued and outstanding as of May 1, 2004. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name Office Held	Number of Common Shares Beneficially Owned as of May 1, 2004	Percentage(1)

Richard Coglon President, Secretary and Director	238,629(1)	22.55%
Randy Buchamer Chief Financial Officer and Director	Nil	Nil%

(1) Based on 1,058,256 common shares issued and outstanding as at May 1, 2004, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

There were no long-term incentive awards made to our executive officers during the fiscal year ended November 30, 2003 nor are there pension plan benefits in place for our executive officers.

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

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

There were 1,058,256 common shares issued and outstanding as of May 1, 2004. The following table sets forth, as of May 1, 2004, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name	Amount Owned(1)	Percent of Class(2)
Richard Coglon	238,629	22.55%
Randy Buchamer	Nil	Nil%
Anthony Knott	98,947	9.3%
Ron Schmitz	66,201	6.3%
Officers and Directors as a Group	238,629(3)	22.55%

(1) We believe that all persons hold legal title and have no knowledge of actual ownership.

(2) The percentages are based upon 1,058,256 common shares issued and outstanding as at May 1, 2004, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.

There has been no significant change in the percentage ownership of any of our major shareholders during the years ended November 30, 2003, 2002 or 2001.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company's shares who are not major shareholders.

As of May 1, 2004, the registrar and transfer agent for our company reported that there were 1,058,256 common shares issued and outstanding. Of those common shares issued and outstanding, 987,539 common shares were registered to Canadian residents (20 shareholders), 70,432 common shares were registered to residents of the United States (19 shareholders) and 285 common shares were registered to residents of other foreign countries (1 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

During the year ended November 30, 2003, we paid ASI Accounting Services Inc. fees totalling $7,778 (comprised of $4,778 in accounting fees and general administration fees and $3,000 in rent). Between December 1, 2003 and March 31, 2004, we paid or accrued ASI Accounting Services Inc. fees totalling $2,500 for accounting fees and general administration fees. Ron Schmitz, our former President and director, is also the President of ASI Accounting Services Inc.

On July 13, 2001, we entered into a Loan Agreement with Bestshot.com Inc. and Bestshot.com Corp., pursuant to which we agreed to loan up to US$450,000 to Bestshot.com Inc. and Bestshot.com Corp. At the time that we entered into the Loan Agreement, both John Davis and Richard Coglon were directors of our company and shareholders of Bestshot.com Inc. In addition, Mr. Davis is the President and a director of Bestshot.com Inc. and Mr. Coglon is the Secretary and a director of Bestshot.com Inc. Mr. Davis resigned as a director of our company on March 25, 2002. The loan beared interest at a rate of 10% per year and the loan and any interest payable was due to mature on July 13, 2003. In the event of a default (as defined by the Loan Agreement), we were entitled to convert any or all of the loan and any interest payable into shares of Bestshot.com Inc. at a price of US$0.75 per share. The Loan Agreement was amended by an Amending Agreement between the parties dated February 13, 2002. The purpose of the Amending Agreement was to clarify that the Loan Agreement was referred to a loan of up to US$350,000 as opposed to $350,000. The Loan Agreement was further amended on March 13, 2002 by the Second Amending Agreement for the purpose of increasing the amount of the loan from US$350,000 to US$450,000. As at May 1, 2002, we have loaned a total of $584,304 to Bestshot.com Inc. and Bestshot.com Corp., all of which remained outstanding. Bestshot.com, Inc. has since filed for bankruptcy and accordingly, we have written down the full amount of the loan during the fiscal years ended November 30, 2001 and November 30, 2002.

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

Financial Statements Filed as Part of the annual report:

Financial Statements for the Years Ended November 30, 2003 and 2002 (audited), reported on by Amisano Hanson, Chartered Accountants:

Auditor's Report dated January 13, 2004, together with comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference.

Balance Sheets for the years ended November 30, 2003 and 2002.

Statements of Operations for the years ended November 30, 2003, 2002 and 2001 and for the period from June 22, 1983 (Date of Incorporation) to November 30, 2003.

Statements of Shareholders' Equity (Deficiency) for the years ended November 30, 2003, 2002 and 2001.

Statements of Cash Flows for the years ended November 30, 2003, 2002 and 2001 and for the period from June 22, 1983 (Date of Incorporation) to November 30, 2003.

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

Significant Changes

No significant change has occurred in our company since the financial year ended November 30, 2003.

ITEM 9 The Offer and Listing

Price History

Our common shares were traded on the Canadian Venture Exchange (now the TSX Venture Exchange) under the symbol "BVV" until our shares were voluntarily delisted on June 20, 2001. Our shares began trading on the OTC Bulletin Board on April 19, 2001 under the symbol "BVLTF". At our annual and special meeting held on March 16, 2004 our shareholders approved a 5 for 1 reverse stock split. We effected the 5 for 1 stock split with the Registrar of Companies of British Columbia on March 31, 2004 and our shares began trading on the OTC Bulletin Board under the new symbol of "BNVLF" on April 21, 2004.

The annual high and low market prices for our common shares for the five most recent full financial years on the Canadian Venture Exchange through June 20, 2001 and the OTC Bulletin Board since April 19, 2001, were as follows:

Year Ended	CDNX High	CDNX Low	OTCBB High	OTCBB Low
November 30, 1999	CDN$0.09	CDN$0.02	N/A	N/A
November 30, 2000	CDN$0.75	CDN$0.16	N/A	N/A
November 30, 2001	CDN$0.75	CDN$0.28	N/A	N/A
November 30, 2002	N/A	N/A	$0.30	$0.05
November 30, 2003	N/A	N/A	$0.07	$0.04

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the OTC Bulletin Board were as follows:

Quarter Ended	OTCBB High	OTCBB Low
November 30, 2003	US$0.05	US$0.04
August 31, 2003	US$0.04	US$0.04
May 31, 2003	US$0.04	US$0.04
February 28, 2003	US$0.05	US$0.04
November 30, 2002	US$0.11	US$0.05
August 31, 2002	US$0.11	US$0.11
May 31, 2002	US$0.11	US$0.10
February 28, 2002	US$0.30	US$0.15

The high and low market prices of our common shares for each of the most recent six months (November, 2003 through April, 2004) on the OTC Bulletin Board were as follows:

Month Ended	OTCBB High	OTCBB Low
November 30, 2003	US$0.05	US$0.05
December 31, 2003	US$0.05	US$0.05
January 31, 2004	US$0.05	US$0.05
February 28, 2004	US$0.05	US$0.05
March 31, 2004	US$0.20	US$0.20
April 30, 2004	US$0.20	US$0.20

The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.661.9400; Facsimile: 604.683.3694).

C. Markets

Our common shares traded on the Canadian Venture Exchange (now the TSX Venture Exchange) until they were voluntarily delisted on June 20, 2001. Our common shares now trade exclusively on the Over-the-Counter Bulletin Board (as they have traded since April 19, 2001). Our symbol is "BNVLF" and our CUSIP number is 104634-20-9.

ITEM 10 Additional Information

B. Memorandum and Articles of Association

The information required by this section is incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001.

C. Material Contracts

We did not enter into any material contracts during the past two years.

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

H. Documents on Display

Documents concerning our company referred to in this annual report may be viewed during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1 by making an appointment.

I. Subsidiary Information

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

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report, being November 30, 2003. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's president and chief executive officer. Based upon that evaluation, our company's president and chief executive officer concluded that our company's disclosure controls and procedures are effective. There have been no significant changes in our company's internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company's reports filed under the Exchange Act is accumulated and communicated to management, including our company's president and chief executive officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16 Reserved

ITEM 16A Audit Committee Financial Expert

Our Board of Directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

ITEM 16B Code of Ethics

Code of Ethics

Effective May 27, 2004, our company's board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company's president (being our principal executive officer) and our company's secretary (being our principal financial and accounting officer and controller), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

(1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

(3) compliance with applicable governmental laws, rules and regulations;

(4) the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

(5) accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics requires, among other things, that all of our company's personnel shall be accorded full access to our president and secretary with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company's personnel are to be accorded full access to our company's board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or secretary.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal , provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company's president or secretary. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president or secretary, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Business Conduct and Ethics by another.

Our Code of Business Conduct and Ethics is filed herewith with the Securities and Exchange Commission as Exhibit 14.1 to this annual report. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: Heartland Oil and Gas Corp., Suite 1925, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

ITEM 16C Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed Amisano Hanson as independent auditors to audit our financial statements for the fiscal year ended November 30, 2003. The aggregate fees billed by Amisano Hanson for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal year ended November 30, 2003 were $4,815.

The aggregate fees billed by Davidson & Company (our former auditors) for professional services rendered for the audit of our annual financial statements for the fiscal year ended November 30, 2002 were $10,165.

Audit Related Fees

For the fiscal year ended November, 2003, the aggregate fees billed for assurance and related services by Amisano Hanson relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $Nil.

For the fiscal year ended November, 2002, the aggregate fees billed for assurance and related services by Davidson & Company (our former auditors) relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $Nil.

Tax Fees

For the fiscal year ended November, 2003, the aggregate fees billed for tax compliance, tax advice and tax planning by Amisano Hanson were $535.

For the fiscal year ended November, 200, the aggregate fees billed for tax compliance, tax advice and tax planning by Davidson & Company (our former auditors)were $535.

All Other Fees

For the fiscal year ended November 30, 2003, the aggregate fees billed by Amisano Hanson for other non-audit professional services, other than those services listed above, totaled $Nil.

For the fiscal year ended November 30, 2002, the aggregate fees billed by Davidson & Company for other non-audit professional services, other than those services listed above, totaled $Nil.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Amisano Hanson is engaged by us or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be:

- approved by our audit committee; or

- entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

The audit committee pre-approves all services provided by our independent auditors. The pre-approval process has just been implemented in response to the new rules. Therefore, the audit committee does not have records of what percentage of the above fees were pre-approved. However, all of the above services and fees were reviewed and approved by the audit committee either before or after the respective services were rendered.

The audit committee has considered the nature and amount of the fees billed by Amisano Hanson, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Amisano Hanson independence.

ITEM 16D. Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17 Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18 Financial Statements

Financial Statements Filed as Part of the annual report:

Financial Statements for the Years Ended November 30, 2003 and 2002 (audited), reported on by Amisano Hanson, Chartered Accountants:

Auditor's Report dated January 13, 2004, together with comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference.

Balance Sheets for the years ended November 30, 2003 and 2002.

Statements of Operations for the years ended November 30, 2003, 2002 and 2001 and for the period from June 23, 1983 (Date of Incorporation) to November 30, 2003.

Statements of Shareholders' Equity (Deficiency)for the years ended November 30, 2003, 2002 and 2001.

Statements of Cash Flows for the years ended November 30, 2003, 2002 and 2001 and for the period from June 23, 1983 (Date of Incorporation) to November 30, 2003.

Notes to Financial Statements

BRADNER VENTURES LTD.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

November 30, 2003 and 2002

(Stated in Canadian Dollars)

Terry Amisano Ltd.	Amisano Hanson
Kevin Hanson, CA	Chartered Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Bradner Ventures Ltd.

We have audited the balance sheet of Bradner Ventures Ltd. as at November 30, 2003 and the statements of operations, cash flows and shareholders' equity (deficiency) for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at November 30, 2002 and for the years ended November 30, 2002 and 2001 were audited by another firm of auditors who expressed an opinion without reservation on those statements in their report dated January 17, 2003.

Vancouver, Canada	"Amisano Hanson"
January 13, 2004	Chartered Accountants

Comments by Auditors for US Readers on Canada - US Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the financial statements and in respect of the Company's working capital deficiency and substantial losses from operations, substantial doubt exists about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated January 13, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such restatements, events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Vancouver, Canada	"Amisano Hanson"
January 13, 2004	Chartered Accountants

750 West Pender Street, Suite 604	Telephone: 604-689-0188
Vancouver Canada	Facsimile: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

BRADNER VENTURES LTD.
(A Development Stage Company)
BALANCE SHEETS
November 30, 2003 and 2002
(Stated in Canadian Dollars)

ASSETS	2003	2002
Current
Cash	$222	$2,679
Goods and services taxes receivable	92	256
Prepaid expenses - Note 3	-	500

	$314	$3,435

LIABILITIES
Current
Accounts payable and accrued liabilities	$22,144	$13,898
Due to related parties - Note 3	40,021	23,548

	62,165	37,446

SHAREHOLDERS' DEFICIENCY
Capital stock - Note 4
Authorized:
75,000,000 common shares without par value
25,000,000 preferred shares without par value
Issued and outstanding:
5,291,284 common shares (2002: 5,291,284)	4,029,498	4,029,498
Deficit accumulated during the development stage	(4,091,349)	(4,063,509)

	(61,851)	(34,011)

	$314	$3,435

Nature and Continuance of Operations - Note 1
Contingency - Note 7
Subsequent Events - Notes 4 and 10

ON BEHALF OF THE BOARD:

/s/ Ron Schmitz, Director	/s/ Richard Coglon, Director

SEE ACCOMPANYING NOTES

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the years ended November 30, 2003, 2002 and 2001
and for the period from June 22, 1983 (Date of Incorporation) to November 30, 2003
(Stated in Canadian Dollars)

	Years ended November 30,			June 22, 1983 (Date of Incor- poration) to November 30,
	2003	2002	2001	2003
Expenses
Amortization	$-	$-	$-	$2,095
Bad debts	-	-	-	248
Bank charges and interest (recovery) - Note 3	(2,077)	2,786	875	62,769
Consulting and secretarial	-	-	-	205,016
Finder's fees	-	-	-	180,727
Management fees	-	-	-	337,781
Mineral property expenses	-	-	-	50,620
Office and miscellaneous - Note 3	3,493	7,281	7,962	117,203
Professional fees - Note 3	17,509	44,751	84,903	675,196
Shareholder relations	2,622	7,138	2,896	82,140
Transfer agent and regulatory fees	6,277	7,521	6,137	141,805
Travel and promotion	-	729	914	76,952
Write-down of mineral property	-	-	-	1,456,807

	27,824	70,206	103,687	3,389,359

Other (income) expenses
Interest income	-	(1,526)	(5,255)	(25,440)
Gain on debt settlement	-	-	-	(1,303)
Gain on option	-	-	-	(1,187,500)
Foreign exchange (gain) loss	16	(34)	-	(1,735)
Loss on sale of capital assets	-	-	-	344
Loss on sale of long term investment	-	-	-	630,397
Write-down of advances to affiliate - Notes 3 and 5	-	193,304	391,000	637,768
Write-down of long-term investment	-	-	-	649,459

	16	191,744	385,745	701,990

Net loss for the year	$(27,840)	$(261,950)	$(489,432)	$(4,091,349)

Basic and diluted loss per share	$(0.01)	$(0.05)	$(0.13)

Weighted average number of shares outstanding	5,291,284	5,105,271	3,779,723

SEE ACCOMPANYING NOTES

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended November 30, 2003, 2002 and 2001
and for the period from June 22, 1983 (Date of Incorporation) to November 30, 2003

(Stated in Canadian Dollars)

	Years ended November 30,			June 22, 1983 (Date of Incor- poration) to November 30,
	2003	2002	2001	2003
Cash Flows from Operating Activities
Net loss for the year	$(27,840)	$(261,950)	$(489,432)	$(4,091,349)
Items not affecting cash:
Amortization	-	-	-	2,095
Bad debts	-	-	-	248
Finder's fees	-	-	-	114,932
Gain on debt settlement	-	-	-	(1,303)
Gain on option	-	-	-	(1,187,500)
Loss on sale of capital assets	-	-	-	344
Loss on sale of investments	-	-	-	630,397
Write-down of advances to affiliate	-	193,304	391,000	637,768
Write-down of mineral property	-	-	-	1,468,807
Write-down of long-term investment	-	-	-	649,459
Changes in non-cash working capital items:
(Increase) decrease in receivables	164	650	1,436	(340)
Decrease in prepaid expenses	500	-	-	-
Increase in accounts payable and accrued liabilities	24,719	5,220	2,329	484,012

Net cash flows used in operating activities	(2,457)	(62,776)	(94,667)	(1,292,430)

Cash Flows from Financing Activities
Advances to affiliate	-	-	-	(224,042)
Capital stock issued for cash	-	217,019	234,947	3,169,522

Net cash flows provided by financing activities	-	217,019	234,947	2,945,480

SEE ACCOMPANYING NOTES

.../Cont'd.

BRADNER VENTURES LTD. Continued

(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended November 30, 2003, 2002 and 2001
and for the period from June 22, 1983 (Date of Incorporation) to November 30, 2003

(Stated in Canadian Dollars)

	Years ended November 30,			June 22, 1983 (Date of Incor- poration) to November 30,
	2003	2002	2001	2003
Cash Flows from Investing Activities
Purchase of capital assets	-	-	-	(3,038)
Expenditures on mineral properties	-	-	-	(1,121,172)
Proceeds from disposal of capital assets	-	-	-	600
Purchases of investments	-	-	-	(310,025)
Advances to affiliate	-	(193,304)	(391,000)	(584,304)
Proceeds on disposal of investments	-	-	-	365,111

Net cash flows used in investing activities	-	(193,304)	(391,000)	(1,652,828)

Change in cash and cash equivalents for the year	(2,457)	(39,061)	(250,720)	222

Cash and cash equivalents, beginning of year	2,679	41,740	292,460	-

Cash and cash equivalents, end of year	$222	$2,679	$41,740	$222

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-	$-

Income taxes	$-	$-	$-	$-

SEE ACCOMPANYING NOTES

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended November 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	Number of Common Shares Issued	Price	Amount	Deficit Accumulated During the Development Stage	Total
Balance as at November 30, 2000	3,536,758		3,577,532	(3,312,127)	265,405
Shares issued for cash	125,000	0.32	40,000	-	40,000
Exercise of warrants	779,789	0.25	194,947	-	194,947
Net loss for the year	-		-	(489,432)	(489,432)

Balance as at November 30, 2001	4,441,547		3,812,479	(3,801,559)	10,920
Shares issued for cash pursuant to:
Private placement	125,000	0.32	39,435	-	39,435
Exercise of options	90,000	0.21	18,900	-	18,900
Exercise of warrants	634,737	0.25	158,684	-	158,684
Net loss for the year	-		-	(261,950)	(261,950)

Balance as at November 30, 2002	5,291,284		4,029,498	(4,063,509)	(34,011)
Net loss for the year	-		-	(27,840)	(27,840)

Balance as at November 30, 2003	5,291,284		$4,029,498	$(4,091,349)	$(61,851)

SEE ACCOMPANYING NOTES

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
November 30, 2003 and 2002
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

The Company was incorporated on June 22, 1983 and is currently in the business of seeking and identifying suitable business opportunities or business combinations. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statement of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to November 30, 2003.

These financial statements have been prepared in accordance with generally accepted accounting principles on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency of $61,851 at November 30, 2003 and has accumulated $4,091,349 of losses since inception, which raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

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

Note 2 Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and are stated in Canadian dollars. Except as disclosed in Note 9, these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Cash and Cash Equivalents

The Company considers cash held at banks and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. At November 30, 2003 and 2002, cash consisted of cash held at banks.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2003 and 2002
(Stated in Canadian Dollars) - Page 2

Note 2 Significant Accounting Policies - (cont'd)

Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Stock- based Compensation

The Company has a stock-based compensation plan (Note 4), whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2003 and 2002
(Stated in Canadian Dollars) - Page 3

Note 2 Significant Accounting Policies - (cont'd)

Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts payable and accrued liabilities and due to related parties approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 3 Related Party Transactions

During the years, the Company entered into transactions with related parties as follows:

a) Paid or accrued $3,000 (2002 - $6,000; 2001 - $6,000) for office rent to a company controlled by a director of the Company, which is included in office and miscellaneous expenses.

b) Paid or accrued $4,778 (2002 - $14,078; 2001 - $25,341) in administration and accounting fees to a company of which a director of the Company is president, which is included in office and miscellaneous expenses and professional fees.

c) Advanced $Nil (2002 - $193,304; 2001 - $391,000) to an affiliated company that has a common director. These advances were written-down by $Nil (2002:  $193,304; 2001:  $391,000) during the respective years.

These transactions are in the normal course of operations and are measured at the exchange amount.

Included in prepaid expenses at November 30, 2003 is $Nil (2002:  $500) in prepaid rent to a company of which a director is president of the Company.

Amounts due to related parties of $40,021 (2002 - $23,548) are due to a company of which a director of the Company is president and to a director of the Company. The amounts are unsecured, non-interest bearing and have no specific terms of repayment.

During the year ended November 30, 2003, a company of which a director of the Company is president, forgave interest of $2,422 expensed in previous years by the Company and which was included in accounts payable. This amount was recorded as a recovery of interest expense in the current year.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2003 and 2002
(Stated in Canadian Dollars) - Page 4

Note 4 Capital Stock

Stock-based Compensation

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company's authorized but unissued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

The following is a summary of the status of stock options outstanding at November 30, 2003:

Exercise Price	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.23	50,000	7.57	$0.23

Stock options outstanding to acquire an equal number of common shares as of November 30, 2003 are as follows:

Number of Options	Exercise Price	Expiry Date
50,000	$0.23	June 26, 2011

The following is a summary of the activity of the stock option plan during 2003 and 2002:

	Number	Exercise Price
Outstanding and exercisable at November 30, 2002 and 2003	50,000	$0.23

Weighted average fair value of options granted during the years	$-

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2003 and 2002
(Stated in Canadian Dollars) - Page 5

Note 4 Capital Stock - (cont'd)

Warrants

Warrants outstanding to acquire an equal number of common shares as of November 30, 2003 are as follows:

Number of Warrants	Exercise Price	Expiry Date
125,000	$0.39	December 6, 2003

Subsequent to November 30, 2003, these warrants expired unexercised.

Note 5 Write-down of Advances to Affiliate

On July 4, 2001, the Company announced that it had signed a letter of intent pursuant to which the Company intended to purchase all of the issued and outstanding shares of Bestshot.com Inc. ("Bestshot"), a provider of computer generated digital video images and clips, stock footage and related services, to the design and broadcast industry. On May 31, 2002, the Company announced that it would not be proceeding with the share exchange agreement with Bestshot as Bestshot was unable to complete the terms of the agreement.

The Company wrote-down the advances to Bestshot, of $Nil (2002 - $193,304; 2001 - $391,000) as a result.

Note 6 Income Taxes

At November 30, 2003 the Company has accumulated Canadian exploration and development costs totalling $915,800, non-capital losses totalling $619,882, and capital losses totalling $733,720 which may be carried forward to apply against future years income for Canadian income tax purposes, subject to final determination by taxation authorities. The non-capital losses expire as follows:

2004	$149,001
2005	106,057
2006	97,882
2007	72,024
2008	98,432
2009	68,646
2010	27,840

$619,882

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2003 and 2002
(Stated in Canadian Dollars) - Page 6

Note 6 Income Taxes - (cont'd)

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2003	2002	2001
Loss before income taxes	$(27,840)	$(261,950)	$(489,432)

Expected income tax recovery at statutory rate of 37.62% (2002 - 42.6%; 2001 - 44.6%)	$10,473	$111,591	$218,287
Unrecognized benefit of non-capital losses	(10,473)	(70,417)	(131,094)
Unrecognized benefit of capital losses	(-)	(41,174)	(87,193)

	$-	$-	$-

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

Details of future tax assets are as follows:

	2003	2002
Future tax assets:
Non capital loss carryforwards	$233,200	$371,780
Exploration expenses	344,519	390,125
Capital loss carryforwards	138,013	124,457

	715,732	886,362

Valuation allowance	(715,732)	(886,362)

	$-	$-

Note 7 Contingency

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
November 30, 2003 and 2002
(Stated in Canadian Dollars) - Page 7

Note 7 Contingency - (cont'd)

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

Note 8 Segmented Information

The Company primarily operates in one reportable operating segment, being the seeking and identification of suitable business opportunities or business combinations in Canada.

Note 9 United States Generally Accepted Accounting Principles

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

a) Stock-based Compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS 123 and continue to follow the existing Accounting Principles Board Opinion No. 25 ("APB 25") rules to recognize and measure compensation are required to disclose the pro-forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the fair value recognition rules of SFAS 123. The Company has elected to continue to use the intrinsic value-based method of APB 25 and has adopted the disclosure requirements of SFAS 123. For the year ended November 30, 2001, Canadian GAAP did not require the reporting of stock based compensation expense in the Company's financial statements. For fiscal 2003 and 2002, the application of Canadian GAAP conforms with United States GAAP requirements for reporting stock-based compensation under APB 25 adopting the disclosure requirements of SFAS 123.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2003 and 2002
(Stated in Canadian Dollars) - Page 8

Note 9 United States Generally Accepted Accounting Principles - (cont'd)

a) Stock- based Compensation (cont'd)

Had the compensation expense relating to options accounted for under APB 25 been recognized on the basis of fair value pursuant to SFAS 123, net loss and net loss per share would have been adjusted as follows:

	2003	2002	2001
Loss for the year
As reported	$(27,840)	$(261,950)	$(489,432)

Pro-forma	$(27,840)	$(261,950)	$(519,926)

Basic and diluted loss per share
As reported	$(0.01)	$(0.05)	$(0.13)

Pro-forma	$(0.01)	$(0.05)	$(0.14)

In calculating these amounts, the Company has utilized the Black-Scholes option pricing model to estimate the fair value of the options granted in the periods using the following key assumptions:

	2003	2002	2001
Risk free interest rate	-	-	3.5%
Expected life	-	-	10 years
Expected volatility	-	-	224.97%
Expected dividends	-	-	-

b) New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standard if currently adopted could have a material effect on the accompanying financial statements.

There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

Note 10 Subsequent Event

Subsequent to November 30, 2003, a director of the Company advanced $25,000. The advance is unsecured, non-interest bearing and has no specific terms of repayment.

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

1.3 Certificate of Change of Name, dated December 13, 1999 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001)

1.4* Notice of Alteration of Articles, effective March 31, 2004

1.5* Notice of Alteration of Articles, effective March 31, 2004

(11) Code of Ethics

11.1* Code of Ethics

(12) 302 Certification

12.1* Section 302 Certification under Sarbanes-Oxley Act of 2002 for Richard Coglon.

12.2* Section 302 Certification under Sarbanes-Oxley Act of 2002 for Randy Buchamer.

(13) 906 Certification

13.1* Section 906 Certification under Sarbanes-Oxley Act of 2002 for Richard Coglon.

13.2* Section 906 Certification under Sarbanes-Oxley Act of 2002 for Randy Buchamer.

*Filed herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Bradner Ventures Ltd.

Per: /s/ Richard Coglon
Richard L. Coglon, President

Dated : June 1, 2004