Form 20-F/A
period 2003-11-30
BRADNER VENTURES LTD
filed 2004-07-09
CIK 1123839

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

A. Operating Results

Year ended November 30, 2003 Compared to Year ended November 30, 2002

We incurred a loss for the year ended November 30, 2003 of $27,840 or $(0.01) per share compared to a loss of $261,950 or $(0.05) per share for the year ended November 30, 2002. The decrease in the loss is due to the following factors:

- a decrease in professional fees of $27,242 (2003 - $17,509, 2002 - $44,751)

- a decrease in the writedown of advances to an affiliate during 2002 of $193,304 (2003 - $nil 2001 - $391,000) which represents advances to Bestshot.com under the Loan Agreement between the Company and Bestshot.com.

We continue to seek business opportunities that would be of interest to our company.

Total cash outflow for the year ended November 30, 2003 was $2,457 compared to a cash outflow of $39,061 for the year ended November 30, 2002. The decrease in the cash outflow is due to the decrease in advances to Bestshot.com during the year ended November 30, 2003 of $Nil compared to $193,304 during the year ended November 30, 2002.

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

Total cash outflow for the year ended November 30, 2002 was $39,061 compared to a cash outflow of $250,720 for the year ended November 30, 2001. The decrease in the cash outflow is due to the decrease in advances to Bestshot.com during the year ended November 30, 2002 of $193,304 compared to $391,000 during the year ended November 30, 2001. The cash outflows in 2002 were partially offset by a private placement of $39,435, the exercise of warrants of $158,684 and the exercise of stock options of $18,900. The cash outflows in 2001 were partially offset by a private placement of

$40,000 and exercise of warrants of $194,947. The remaining outflow costs were for operating expenses during the year.

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

As at November 30, 2002

During the year ended November 30, 2002, we spent $62,776 on operations and had cash inflows of $23,715 from investing and financing activities, thereby decreasing our cash position from $41,740 at November 30, 2001 to $2,679 at November 30, 2002. The normal operating expenses for the year ended November 30, 2002 of $70,206 consisted of professional fees (accounting, administration and legal) of $44,751, transfer agent and regulatory fees of $7,521 and office and miscellaneous of $7,281. We expect to fund our ongoing operations through the cash on hand of $2,679 and from raising additional funds.

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

Financial Statements Filed as Part of the annual report:

Financial Statements for the Years Ended November 30, 2003 and 2002 (audited), reported on by Amisano Hanson, Chartered Accountants and Davidson & Company, Chartered Accountants:

Auditors' Report dated January 13, 2004, together with Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict.

Auditors' Report dated January 17, 2003, together with Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference.

Balance Sheets for the years ended November 30, 2003 and 2002.

Statements of Operations for the years ended November 30, 2003, 2002 and 2001 and for the period from June 22, 1983 (Date of Incorporation) to November 30, 2003.

Statements of Shareholders' Equity (Deficiency) for the period from June 22, 1983 (Date of Incorporation) to November 30, 2003.

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

ITEM 17 Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18 Financial Statements

Financial Statements Filed as Part of the annual report:

Financial Statements for the Years Ended November 30, 2003 and 2002 (audited), reported on by Amisano Hanson, Chartered Accountants and Davidson & Company, Chartered Accountants:

Auditors' Report dated January 13, 2004, together with Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict.

Auditors' Report dated January 17, 2003, together with Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference.

Balance Sheets for the years ended November 30, 2003 and 2002.

Statements of Operations for the years ended November 30, 2003, 2002 and 2001 and for the period from June 22, 1983 (Date of Incorporation) to November 30, 2003.

Statements of Shareholders' Equity (Deficiency) for the period from June 22, 1983 (Date of Incorporation) to November 30, 2003.

Statements of Cash Flows for the years ended November 30, 2003, 2002 and 2001 and for the period from June 22, 1983 (Date of Incorporation) to November 30, 2003.

Notes to Financial Statements

BRADNER VENTURES LTD.

(A Development Stage Company)

REPORTS AND FINANCIAL STATEMENTS

November 30, 2003 and 2002

(Stated in Canadian Dollars)

TERRY AMISANO LTD.	AMISANO HANSON
KEVIN HANSON, CA	CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

We conducted our audit in accordance with Canadian and United States of America generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at November 30, 2002 and for the years ended November 30, 2002 and 2001 and for the period June 22, 1983 (Date of Incorporation) to November 30, 2002 were audited by another firm of auditors who expressed an opinion without reservation on those statements in their report dated January 17, 2003.
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
Vancouver, Canada	"Amisano Hanson"
January 13, 2004	Chartered Accountants

750 West Pender Street, Suite 604	Telephone: 604-689-0188
Vancouver Canada	Facsimile: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

DAVIDSON & COMPANY Chartered Accountants	A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Bradner Ventures Ltd.

We have audited the balance sheet of Bradner Ventures Ltd. as at November 30, 2002 and the statements of operations, shareholders' equity (deficiency) and cash flows for the years ended November 30, 2002 and 2001 and for the period from incorporation on June 22, 1983 to November 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and the results of its operations and its cash flows for the years ended November 30, 2002 and 2001 and for the period from incorporation on June 22, 1983 to November 30, 2002 in accordance with Canadian generally accepted accounting principles.

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

January 17, 2003

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

Nature and Continuance of Operations - Note 1
Contingency - Note 7
Subsequent Events - Notes 4 and 10
ON BEHALF OF THE BOARD:

/s/ Ron Schmitz_____________________ Director	/s/ Richard Coglon___________________, Director

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
(Stated in Canadian Dollars)

	Years ended November 30,			June 22, 1983 (Date of Incor- portion) to November 30,
	2003	2002	2001	2003
Cash Flows from Operating Activities
Net loss for the year	$(27,840)	$(261,950)	$(489,432)	$(4,091,349)
Items not affecting cash:
Amortization	-	-	-	2,095
Bad debts	-	-	-	248
Finder's fees	-	-	-	114,932
Gain on debt settlement	-	-	-	(1,303)
Gain on option	-	-	-	(1,187,500)
Loss on sale of capital assets	-	-	-	344
Loss on sale of investments	-	-	-	630,397
Write-down of advances to affiliate	-	193,304	391,000	637,768
Write-down of mineral property	-	-	-	1,468,807
Write-down of long-term investment	-	-	-	649,459
Changes in non-cash working capital items:
(Increase) decrease in receivables	164	650	1,436	(340)
Decrease in prepaid expenses	500	-	-	-
Increase in accounts payable and accrued liabilities	24,719	5,220	2,329	484,012

Net cash flows used in operating activities	(2,457)	(62,776)	(94,667)	(1,292,430)

Cash Flows from Financing Activities
Advances to affiliate	-	-	-	(224,042)
Capital stock issued for cash	-	217,019	234,947	3,169,522

Net cash flows provided by financing activities	-	217,019	234,947	2,945,480

SEE ACCOMPANYING NOTES

.../Cont'd.

BRADNER VENTURES LTD. Continued
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended November 30, 2003, 2002 and 2001
and for the period from June 22, 1983 (Date of Incorporation) to November 30, 2003
(Stated in Canadian Dollars)

	Years ended November 30,			June 22, 1983 (Date of Incor- portion) to November 30,
	2003	2002	2001	2003
Cash Flows from Investing Activities
Purchase of capital assets	-	-	-	(3,038)
Expenditures on mineral properties	-	-	-	(1,121,172)
Proceeds from disposal of capital assets	-	-	-	600
Purchases of investments	-	-	-	(310,025)
Advances to affiliate	-	(193,304)	(391,000)	(584,304)
Proceeds on disposal of investments	-	-	-	365,111

Net cash flows used in investing activities	-	(193,304)	(391,000)	(1,652,828)

Change in cash and cash equivalents for the year	(2,457)	(39,061)	(250,720)	222

Cash and cash equivalents, beginning of year	2,679	41,740	292,460	-

Cash and cash equivalents, end of year	$222	$2,679	$41,740	$222

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-	$-

Income taxes	$-	$-	$-	$-

SEE ACCOMPANYING NOTES

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended November 30, 2003, 2002 and 2001
and the period from June 22, 1983 (Date of Incorporation) to November 30, 2003

(Stated in Canadian Dollars)


	Number of Common Shares Issued	Price	Amount	Deficit Accumulated During the Development Stage	Total
Balance as at June 23, 1983	-		$-	$-	$-

Balance as at November 30, 1983	-		-	-	-
Shares issued for cash
Share issuance	107,143	0.07	7,500	-	7,500
Share issuance	31,429	1.05	33,000	-	33,000
Net loss for the year	-		-	-	-

Balance as at November 30, 1984	138,572		40,500	-	40,500
Shares issued for cash	71,429	2.835	202,500	-	202,500
Shares allotted for cash	35,714	2.10	75,000	-	75,000
Shares issued for acquisition of mineral property	3,571	1.05	3,750	-	3,750
Net loss for the year	-		-	(60,415)	(60,415)

Balance as at November 30, 1985	249,286		321,750	(60,415)	261,335
Share subscriptions refunded	(13,852)	2.10	(29,090)	-	(29,090)
Net loss for the year	-		-	-	-

Balance as at November 30, 1986	235,434		292,660	(60,415)	232,245
Shares issued for cash	12,143	3.15	38,250	-	38,250
Net loss for the year	-		-	(146,697)	(146,697)

Balance as at November 30, 1987	247,577		330,910	(207,112)	123,798
Net loss for the year	-		-	(140,613)	(140,613)

Balance as at November 30, 1988	247,577		330,910	(347,725)	(16,815)
Shares issued for settlement of debts	6,429	3.78	24,300	-	24,300
Shares issued for cash
Private placement	21,429	2.10	45,000	-	45,000
Exercise of options	1,714	3.15	5,400	-	5,400
Net loss for the year	-		-	(17,337)	(17,337)

SEE ACCOMPANYING NOTES

BRADNER VENTURES LTD. Continued
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended November 30, 2003, 2002 and 2001
and the period from June 22, 1983 (Date of Incorporation) to November 30, 2003
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

SEE ACCOMPANYING NOTES

BRADNER VENTURES LTD. Continued
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended November 30, 2003, 2002 and 2001
and the period from June 22, 1983 (Date of Incorporation) to November 30, 2003
(Stated in Canadian Dollars)

	Number of Common Shares Issued	Price	Amount	Deficit Accumulated During the Development Stage	Total
Balance as at November 30, 1992	390,987		1,345,325	(825,850)	519,475
Shares issued for acquisition of mineral property	7,143	3.50	25,000	-	25,000
Shares issued for acquisition of mineral property	3,571	2.80	10,000	-	10,000
Shares issued for acquisition of mineral property	3,571	4.20	15,000	-	15,000
Shares issued for cash
Exercise of options	35,478	2.24	79,470	-	79,470
Exercise of options	22,097	4.34	95,901	-	95,901
Private placement	71,429	2.10	150,000	-	150,000
Shares issued for finder's fee	6,357	2.10	13,350	-	13,350
Shares issued for settlement of debts	36,481	2.17	79,166	-	79,166
Net loss for the year	-		-	(754,698)	(754,698)

Balance as at November 30, 1993	577,114		1,813,212	(1,580,548)	232,664
Shares issued for settlement of debts	61,842	1.82	112,553	-	112,553
Shares issued for cash				-
Exercise of options	2,857	2.03	5,800	-	5,800
Exercise of warrants	4,143	2.10	8,700		8,700
Net loss for the year	-		-	(201,255)	(201,255)

Balance as at November 30, 1994	645,956		1,940,265	(1,781,803)	158,462
Shares issued for acquisition of mineral property	7,143	3.15	22,500	-	22,500
Shares issued for cash
Exercise of options	31,308	2.94	92,046	-	92,046
Exercise of options	14,714	3.50	51,500		51,500
Exercise of options	16,249	2.03	32,986	-	32,986
Exercise of options	4,700	2.17	10,199	-	10,199
Exercise of options	43,176	1.68	72,536	-	72,536
Exercise of options	7,857	2.31	18,150	-	18,150
Exercise of warrants	73,643	2.45	180,425	-	180,425
Exercise of warrants	42,857	1.96	84,000	-	84,000
Private placement	42,857	1.96	84,000	-	84,000
Private placement	14,286	3.15	45,000	-	45,000
Net loss for the year	-		-	(304,564)	(304,564)

SEE ACCOMPANYING NOTES

BRADNER VENTURES LTD. Continued
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended November 30, 2003, 2002 and 2001
and the period from June 22, 1983 (Date of Incorporation) to November 30, 2003
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

SEE ACCOMPANYING NOTES

BRADNER VENTURES LTD. Continued
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended November 30, 2003, 2002 and 2001
and the period from June 22, 1983 (Date of Incorporation) to November 30, 2003
(Stated in Canadian Dollars)

	Number of Common Shares Issued	Price	Amount	Deficit Accumulated During the Development Stage	Total
Balance as at November 30, 1999	1,219,551		3,163,449	(3,220,879)	(57,430)
Shares issued for settlement of debts	617,207	0.15	92,581	-	92,581
Shares issued for cash
Private placement	1,700,000	0.19	323,000	-	323,000
Share issuance costs	-		(1,498)	-	(1,498)
Net loss for the year	-		-	(91,248)	(91,248)

Balance as at November 30, 2000	3,536,758		3,577,532	(3,312,127)	265,405
Shares issued for cash
Private placement	125,000	0.32	40,000	-	40,000
Exercise of warrants	779,789	0.25	194,947	-	194,947
Net loss for the year	-		-	(489,432)	(489,432)

Balance as at November 30, 2001	4,441,547		3,812,479	(3,801,559)	10,920
Shares issued for cash
Private placement	125,000	0.32	39,435	-	39,435
Exercise of options	90,000	0.21	18,900	-	18,900
Exercise of warrants	634,737	0.25	158,684	-	158,684
Net loss for the year	-		-	(261,950)	(261,950)

Balance as at November 30, 2002	5,291,284		4,029,498	(4,063,509)	(34,011)
Net loss for the year	-		-	(27,840)	(27,840)

Balance as at November 30, 2003	5,291,284		$4,029,498	$(4,091,349)	$(61,851)

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

Note 4 Capital Stock

The following capital stock transactions occurred during the years ended November 30, 2003, 2002 and 2001:

a) Issued 125,000 common shares at a price of $0.32 per share for total proceeds of $40,000 in respect of a private placement on November 29, 2001.

b) Issued a total of 779,789 common shares at a price of $0.25 per share for total proceeds of $194,947 in respect of the exercise of warrants on various dates for the year ended November 30, 2001.

c) Issued 125,000 common shares at a price of $0.32 per share for total proceeds of $39,435 in respect of a private placement on December 18, 2001.

d) Issued 90,000 common shares at a price of $0.21 for total proceeds of $18,900 in respect of the exercise of options on January 30, 2002.

e) Issued a total of 634,737 common shares at a price of $0.25 per share for total proceeds of $158,684 in respect of the exercise of warrants on various dates for the year ended November 30, 2002.

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Stock-based Compensation

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

The following is a summary of the status of stock options outstanding at November 30, 2003:

Exercise Price	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.23	50,000	7.57	$0.23

Note 4 Capital Stock - (cont'd)

Stock-based Compensation - (cont'd)

Stock options outstanding to acquire an equal number of common shares as of November 30, 2003 are as follows:

Number of Options	Exercise Price	Expiry Date
50,000	$0.23	June 26, 2011

The following is a summary of the activity of the stock option plan during 2003, 2002 and 2001:

	Number of Shares	Weighted Average Exercise Price
Outstanding and exercisable at December 1, 2000	180,000	$0.21
Granted	50,000	$0.23

Outstanding and exercisable at November 30, 2001	230,000	$0.21

Weighted average fair value of options granted during the year	$ 0.61

Outstanding and exercisable at December 1, 2001	230,000	0.21
Exercised	(90,000)	0.21
Forfeited	(90,000)	0.21

Outstanding and exercisable at November 30, 2002 and 2003	50,000	$0.23

Weighted average fair value of options granted during the years	$ -

Note 4 Capital Stock - (cont'd)

Warrants

Warrants outstanding to acquire an equal number of common shares as of November 30, 2003 are as follows:

Number of Warrants	Exercise Price	Expiry Date
125,000	$0.39	December 6, 2003

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

1.3 Certificate of Change of Name, dated December 13, 1999 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001)

1.4 Notice of Alteration of Articles, effective March 31, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004)

1.5 Notice of Alteration of Articles, effective March 31, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004)

(11) Code of Ethics

11.1 Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004)

(12) 302 Certification

12.1 Section 302 Certification under Sarbanes-Oxley Act of 2002 for Richard Coglon. (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004)

12.2 Section 302 Certification under Sarbanes-Oxley Act of 2002 for Randy Buchamer. (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004)

(13) 906 Certification

13.1 Section 906 Certification under Sarbanes-Oxley Act of 2002 for Richard Coglon. (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004)

13.2 Section 906 Certification under Sarbanes-Oxley Act of 2002 for Randy Buchamer. (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004)

*Filed herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Bradner Ventures Ltd.

Per: /s/ Richard Coglon
Richard L. Coglon, President

Dated : July 6, 2004