Form 20-F
period 2004-11-30
BRADNER VENTURES LTD
filed 2005-05-12
CIK 1123839

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2004

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

There were 6,058,256 common shares, without par value, issued and outstanding as of November 30, 2004.

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

As used in this annual report, the terms "we", "us", "our", "company" and "Bradner" mean Bradner Ventures Ltd., unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1 Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended November 30, 2004. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. The information presented below for the five year period ended November 30, 2004 is derived from our audited financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects". The data is presented in Canadian dollars.

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended November 30 (Audited)

CANADIAN GAAP	2004	2003	2002	2001	2000
Net Sales or Operating Revenue	-	-	-	-	-
Total Expenses	$49,574	$27,824	$70,206	$103,687	$81,520
Amortization and Asset Write-down	-	-	$193,304	$391,000	-
Income (Loss) From Operations	-	-	-	-	-
Other Income	-	-	$1,526	$5,255	$8,193
Net Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) for the year	$(49,597)	$(27,840)	$(261,950)	($489,432)	$(91,248)
Net Income (Loss) from Operations per Common Share	$(0.02)	$(0.03)	$(0.26)	$(0.13)	$(0.03)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$145,773	$314	$3,435	$43,146	$295,302
Total Stockholders' Equity (Deficit)	$138,552	$(61,851)	$(34,011)	$10,920	$265,405
Capital Stock	$4,279,498	$4,029,498	$4,029,498	$3,812,479	$3,577,532
Number of Common Shares (adjusted to reflect changes in capital)	6,058,256	5,291,284	5,291,284	4,441,547	3,536,758
Diluted Net Income per Common Share	$(0.02)	$(0.03)	$(0.26)	$(0.13)	$(0.03)
Long-Term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended November 30 (Audited)

UNITED STATES GAAP	2004	2003	2002	2001	2000
Net Sales or Operating Revenue	-	-	-	-	-
Total Expenses	$49,574	$27,824	$70,206	$103,687	$81,520
Amortization and Asset Write-down	-	-	$193,304	$391,000	-
Income (Loss) From Operations	-	-	-	-	-
Other Income	-	-	$1,526	$5,255	$8,193
Net Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) for the year	$(49,597)	$(27,840)	$(261,950)	$(489,432)	$(91,248)

5

UNITED STATES GAAP	2004	2003	2002	2001	2000
Net Income (Loss) from Operations per Common Share	$(0.02)	$(0.03)	$(0.26)	$(0.13)	$(0.03)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$145,773	$314	$3,435	$43,146	$295,302
Total Stockholders' Equity (Deficit)	$138,552	$(61,851)	$(34,011)	$10,920	$265,405
Capital Stock	$4,279,498	$4,029,498	$4,029,498	$3,812,479	$3,577,532
Number of Common Shares (adjusted to reflect changes in capital)	6,058,256	5,291,284	5,291,284	4,441,547	3,536,758
Diluted Net Income per Common Share	$(0.02)	$(0.03)	$(0.26)	$(0.13)	$(0.03)
Long-term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

Reconciliation to United States Generally Accepted Accounting Principles

There are no material differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles on the balance sheets and statements of operations and cash flows of our company.

Disclosure of Exchange Rate History

On April 1, 2005, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York was $1.2146.

For the past five fiscal years ended November 30, 2004 and for the period between October 1, 2004 and March 31, 2005, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars and based upon the exchange rate as determined above:

Year/Month End	Average	Low/High
November 30, 2000	$1.4824	not applicable
November 30, 2001	$1.5441	not applicable
November 30, 2002	$1.5703	not applicable
November 30, 2003	$1.3130	not applicable
November 30, 2004	$1.3094	not applicable
October 31, 2004	not applicable	$1.2194 / $1.2726
November 30, 2004	not applicable	$1.1775 / $1.2229
December 31, 2004	not applicable	$1.1856 / $1.2401
January 31, 2005	not applicable	$1.1982 / $1.2422
February 28, 2005	not applicable	$1.2294 / $1.2562
March 31, 2005	not applicable	$1.2017/$1.2425

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

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

The common shares of our company are considered speculative during the period of time that we are seeking to identify a new business opportunity. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing shares of our company's common stock. Our business, operating and financial condition could be harmed due to any of the following risks.

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

We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a material adverse effect on our financial condition. In addition, our operating results are dependent to a large degree upon factors outside our control. There are no assurances that we will be successful in addressing these risks, and the failure to address such risks may adversely affect our business.

It is unlikely that we will generate any revenues while we seek a suitable business opportunity. Our short and long-term prospects depend upon our ability to select and secure a suitable business opportunity. In order for our company to generate revenues, we will incur substantial expenses in the location, acquisition and development of a suitable business opportunity. We therefore expect to incur significant losses for the foreseeable future. We recognize that if we are unable to generate significant revenues from our business activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in acquiring a suitable business opportunity or complete a business combination, and we can provide no assurance to investors that we will generate any operating revenues or achieve profitable operations.

We have not generated any revenues and our ability to generate revenues is uncertain.

In the past, we have incurred substantial net losses. For the year ended November 30, 2004, we incurred net losses of $49,597, and for the year ended November 30, 2003, we incurred net losses of $27,840. We also have an accumulated deficit of $4,140,946 as at November 30, 2004. At this time, our ability to generate any revenues is uncertain. Although we believe that we have sufficient funds to finance our daily operating costs for the next twelve months, we will likely require additional funds to finance the acquisition of a suitable business opportunity or complete a business combination. We do not expect to generate any revenues for the foreseeable future. Accordingly, we will require additional funds, either from equity or debt financing, to maintain our daily operations in the future and to locate, acquire and develop a suitable business opportunity or complete a business combination. Obtaining additional financing is subject to a number of factors, including investor acceptance of any business we may acquire or combine with in the future and general investor sentiment. Financing, therefore, may not be available on acceptable terms, if at all. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital, however, will result in the dilution of existing shareholders. If we are unable to raise additional funds when required, we may be forced to delay our plan of operation and our entire business may fail.

We have no agreement for a business combination or other transaction and there can be no assurance that we will be able to successfully identify and evaluate a suitable business opportunity.

As at the date of this annual report, we have no arrangement, agreement or understanding with respect to acquiring a business opportunity or engaging in a business combination with any private entity. The success of our company following an entry into any business opportunity or business combination will depend to a great extent on the operations, financial condition and management of any identified business opportunity. While management intends to seek business opportunities and/or business combinations with entities with established operating histories, there is no assurance that we will successfully locate business opportunities meeting such criteria. In the event that we complete a business combination or otherwise acquire a business opportunity, the success of our operations may be dependent upon management of the successor firm or venture partner firm, together with a number of other factors beyond our control.

As there is a large number of established and well-financed entities actively seeking suitable business opportunities and business combinations, we are at a competitive disadvantage in identifying and completing such opportunities.

We are, and will continue to be, an insignificant participant seeking a suitable business opportunity or business combination. A large number of established and well-financed entities, including venture capital firms, are active in seeking suitable business opportunities or business combinations which may also be desirable target candidates for our company. Virtually all such entities have significantly greater financial resources, technical expertise and managerial capabilities than our company. Consequently, we are at a competitive disadvantage in identifying possible business opportunities and completing a business combination. In addition, we will also compete with numerous other small public companies seeking suitable business opportunities or business combinations.

We are dependent upon management's personal abilities to evaluate business opportunities and the loss of the services of any of these individuals may adversely affect the development of our business.

While seeking to acquire a business opportunity, management anticipates devoting up to 100 hours per month to the business of our company. Our officers have not entered into written employment agreements with our company with respect to our proposed plan of operation and are not expected to do so in the foreseeable future. We have not obtained key man life insurance with regard to our officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect the development of our business and our continuing operations.

The loss of Richard Coglon and Randy Buchamer would affect our company's ability to identify a suitable business opportunity or enter into a suitable business operation.

We consider that any of our current management team, including Richard Coglon and Randy Buchamer, are vital to our continued operations. The loss of the services of any of these individuals, for any reason, may have a material adverse effect on our operations and our ability to locate, acquire and develop a suitable business opportunity or business combination. There can be no assurance that we will be able to find suitable replacements for such persons. Furthermore, we do not maintain "key man" life insurance on the lives of these individuals. To the extent that the services of any of these individuals become unavailable, we will be required to retain other qualified persons. There can be no assurance, however, that we will be able find such persons, or to attract such persons to our company upon acceptable terms.

We have not conducted market research on the demand for the acquisition of a business opportunity or combination and there is no assurance that we will successfully complete such an acquisition or combination.

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

We are subject to regulation under the Securities Exchange Act of 1934 and we may be subject to regulation under the Investment Company Act of 1940 if we engage in a business combination which results in us holding passive investment interests in a number of entities.

Although we are subject to regulation under the Securities Exchange Act of 1934, management believes that we are not subject to regulation under the Investment Company Act of 1940, insofar as we are not engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in our company holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940, meaning that we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our company under the Investment Company Act of 1940 and consequently, any violation of such legislation would subject us to material adverse consequences.

If we complete a business opportunity or combination, management of our company may be required to sell or transfer common shares and resign as members of our board of directors.

A business combination or acquisition of a business opportunity involving the issuance of our common shares may result in new shareholders obtaining a controlling interest in our company. Any such business combination or acquisition of a business opportunity may require management of our company to sell or transfer all or a portion of the shares they hold in our company and require such individuals to resign as members of our board. The resulting change in control of our company could result in the removal of one or more of our present officers and directors and a corresponding reduction in or elimination of their participation in the future affairs of our company.

If we complete a business opportunity or combination, we may be required to issue a substantial number of common shares which would dilute the shareholdings of our current shareholders and result in a change of control of our company.

Our primary plan of operation is based upon the acquisition of a business opportunity or a business combination with a private company. The likely result of such a transaction would result in our company issuing common shares to shareholders of such private company. Issuing previously authorized and unissued common shares in the capital of our company will reduce the percentage of common shares owned by existing shareholders and may result in a change in the control of our company and our management.

We may be subject to Canadian tax consequences if we acquire a business opportunity or combination.

Canadian tax consequences will, in all likelihood, be a major consideration in any business acquisition or combination that we elect to undertake. Typically, these transactions may be structured in such a manner so as to result in a tax-free transaction pursuant to various Canadian tax provisions. We intend to structure any business combination so as to minimize the tax consequences to both our company and the target entity. However, there can be no assurance that a business combination will meet the statutory requirements for a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of common shares or assets. A non-qualifying reorganization could result in the imposition of taxes, which may have an adverse effect on both parties to the transaction.

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

Over the twelve month period ended November 30, 2005, we anticipate that we will incur approximately $50,000 in operating costs and the continued pursuit of identifying a suitable business opportunity or combination. Although we have funds to cover our estimated daily operating costs during the next twelve months, we have not generated any revenues to date and we may be required to raise additional funding through private placements of our equity securities and/or debt financing after the next twelve month period. In addition, any business combination or business opportunity that we may elect to enter into may require that we raise additional financing. We anticipate that we would secure any additional financing necessary through a private placement of our common shares.

There can be no assurance that any such financing will be available upon terms and conditions acceptable to us, if at all. Our inability to obtain additional financing in a sufficient amount when needed and upon terms and conditions acceptable to us could have a material adverse effect upon our company. If additional funds are raised by issuing equity securities, further dilution to existing or future shareholders will result. If adequate funds are not available on acceptable terms when needed, we may be required to delay, scale back or eliminate the development of any business opportunity that we acquire. Inadequate funding could also impair our ability to compete in the marketplace, and our entire business may fail.

Upon completion of a business opportunity or combination, there can be no assurance that we will be able to successfully manage or achieve growth of that business opportunity or combination.

Our ability to achieve growth upon the acquisition of a suitable business opportunity or business combination will be dependent upon a number of factors including, but not limited to, our ability to hire and train management and other employees and the adequacy of our financial resources. There can be no assurance that we will be able to successfully manage any business opportunity or business combination. Failure to manage anticipated growth effectively and efficiently could have a material adverse effect on our company.

Our common stock is illiquid and shareholders may be unable to sell their shares.

Our common stock is quoted on the Over-the-Counter Bulletin Board and is thinly traded. In the past, our trading price has fluctuated widely, depending on many factors that may have little to do with our operations or business prospects. There is currently a limited market for our common stock and we can provide no assurance to investors that a market will develop. If a market for our common stock does not develop, our shareholders may not be able to re-sell the shares of our common stock that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, the Over-the-Counter Bulletin Board is not an exchange and, because trading of securities on the Over-the-Counter Bulletin Board is often more sporadic than the trading of securities listed on an exchange of the Nasdaq Stock Market, Inc., you may have difficulty reselling any of the shares you purchase from our selling shareholders.

Securities class-action litigation has often been instituted following periods of volatility in the market price of a company's securities. Such litigation, if instituted against our company, could result in substantial costs for our company and a diversion of management's attention and resources.

Our directors and officers own a significant amount of stock and, if they act as a group, will have a significant influence on all matters requiring shareholder approval which may delay or prevent a change in control.

As of April 1, 2005, directors and executive officers beneficially owned approximately 42.9% of our outstanding common shares and 59.1% of our outstanding common shares if our directors and executive officers exercised all of their share purchase warrants. As a result, these shareholders, if they act as a group, will have a significant influence on all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such control may have the effect of delaying or preventing a change in control.

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

Our constating documents authorize the issuance of 75,000,000 common shares and 25,000,000 preference shares. In the event that we are required to issue additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Trading of our stock may be restricted by the Securities and Exchange Commission's "Penny Stock" regulations which may limit a stockholder's ability to buy and sell our stock.

The United States Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than US $5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

The National Association of Securities Dealers, or NASD, has adopted sales practice requirements which may also limit a shareholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for its shares.

ITEM 4 Information on Bradner Ventures Ltd.

A. History and Development of Bradner Ventures Ltd.

Our company was incorporated pursuant to the laws of the Province of British Columbia under the British Columbia Company Act in June 1983 under the name "Bradner Resources Ltd.". On December 13, 1999, our name was changed to our present legal and commercial name "Bradner Ventures Ltd.". On March 29, 2004, the British Columbia Business Corporations Act came into effect, replacing the British Columbia Company Act. As required by the Business Corporations Act, our company was "transitioned" under the Business Corporations Act, effective March 31, 2004.

Our company is currently a reporting issuer under the securities laws of British Columbia and Alberta.

Our corporate offices are located at Suite 1925, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6. Our telephone number is 604.693.0177 and our facsimile number is 604.638.3525.

On March 16, 2004, we held an annual and special meeting of our shareholders, at which our shareholders authorized our directors to consolidate our company's existing authorized and issued share capital on the basis of one (1) post-consolidated share for each five (5) pre-consolidated shares, applied equally to our common and preference shares. On March 31, 2004, the consolidation was made effective, so that our then authorized capital consisted of 15,000,000 common shares and 5,000,000 preference shares, with 1,058,256 common shares, and no preference shares, issued and outstanding. Our authorized capital was then immediately increased to 75,000,000 common shares and 25,000,000 preference shares, with 1,058,256 common shares, and no preference shares, issued and outstanding.

B. Business Overview

For the fiscal years ended November 30, 2004, 2003, and 2002, we incurred net losses of $49,597, $27,840, and $261,950, respectively. We did not generate any revenues during such periods.

Our company does not have an operating business, and as a result, our management is currently seeking to identify a suitable business opportunity or a suitable business with which to enter into a business combination. Management does not believe that we will be able to generate revenues without identifying and completing the acquisition of a suitable business opportunity. If we are unable to identify such an opportunity, our shareholders will not realize a return on their investment in our company and there will be no market for our common shares.

If a business opportunity is identified, we will investigate and evaluate the business opportunity and carry out due diligence on the identified entity and its management. In selecting a suitable business opportunity, management of our company intends to focus on the potential for future profits and the strength of the entity's management team. Management believes that the greatest potential lies in resource based companies. Nevertheless, this shall not preclude any other category of business or industry from being investigated and evaluated by our company as opportunities arise.

Our company will conduct an investigation to identify appropriate business opportunities. We will seek a potential business opportunity from all known sources but will rely principally upon personal contacts of our officers and directors, as well as indirect associations between them and their business and professional associates.

The analysis of new business opportunities will be undertaken by or under the supervision of our officers and directors. Management intends to concentrate on identifying prospective business opportunities which may be brought to their attention through present associations with management. In analyzing prospective business opportunities, management will consider certain factors, including the following:

- available technical, financial and managerial resources;

- working capital and other financial requirements;

- history of operations;

- future prospects;

- present and expected competition;

- quality and experience of management services available and the depth of management;

- potential for research, development or exploration, if applicable;

- specific risk factors or unforeseen and probable risk factors which may impact our proposed activities;

- potential for growth or expansion;

- potential for profit;

- perceived public recognition or acceptance of products, services or trades; and

- name identification.

Upon identifying a suitable target entity with which to enter into a business opportunity or business combination, our management intends to personally meet with management and key personnel of the target business as part of the due diligence process. Our management intends to utilize all sources of available information, including written reports as well as personal investigation, to evaluate the factors set out above. We do not intend to acquire or merge with any company for which audited financial statements cannot be obtained.

Opportunities in which we participate will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. Our shareholders must, therefore, depend on management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage where the entity has not generated significant revenues from its principal business activities. Even if we enter into a business opportunity or business combination with a prospective entity, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by our company and our shareholders.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial time and attention from our management as well as substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in negotiation and due diligence will not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss of all expenditures by our company up to that date. Management believes that our company will not generate revenues unless we identify and complete an acquisition of a suitable business opportunity or enter into some form of business combination with a suitable company. If no such business is identified, and no such transaction is consummated, our company will continue to not generate any revenues and our shareholders may not realize a return on their investment.

In structuring a particular business acquisition or combination, our company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. We may also purchase stock or assets of an existing business. We are unable to estimate the cost of a merger with an existing company or the acquisition of a business opportunity. However, the costs associated with a merger or the acquisition of a business opportunity will be borne by our company. In the event that we do not have sufficient working capital, our directors have agreed to undertake the costs associated with such a transaction. Once a transaction is complete, it is possible that our present management and shareholders will not be in control position of our company. In addition, a majority or all of our officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of our shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable securities laws. In some circumstances, however, as a negotiated element of such a transaction, we may agree to register such securities either at the time the transaction is consummated, under certain conditions or at a specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our common shares may dilute the percentage shareholdings of our existing shareholders.

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

The manner in which we participate in an opportunity with a target company will depend on the nature of the opportunity, the requirements of our company and other parties, the management of the business entity and our relative negotiating strength in the particular transaction. With respect to any mergers or acquisitions, our management intends to focus negotiations with the target company's management on the percentage of our company that the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon the target company's financial position, our shareholders will, in all likelihood, hold a lesser percentage ownership interest in our company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event we acquire a target company with substantial assets. Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our existing shareholders immediately prior to such a transaction.

There can be no assurance that management of our company will be able to identify and enter into a suitable business opportunity or business combination or that management has the requisite experience to recognize and understand a business operation that would benefit our company. In the event that management is able to locate what it considers to be a suitable business opportunity, there can be no assurance that the acquisition of such business opportunity or the entering into of a business combination will be successful. Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the benefits of publicly-traded corporations. Such benefits include:

- facilitating or improving the terms on which additional equity financing may be sought;

- providing liquidity for the principals of a business;

- creating a means for providing incentive stock options or similar benefits to key employees; and

- providing liquidity for shareholders, subject to applicable securities laws.

In contrast, negative aspects of becoming a publicly traded corporation include, among others:

- complying with the requirements of the Securities Exchange Act of 1934, including the Sarbanes-Oxley Act;

- complying with the requirements of the British Columbia Securities Act and the Alberta Securities Act;

- distracting management's attention from the daily operations of our company;

- restricting publicity and other marketing activities to ensure compliance with securities law requirements and minimize potential liability for our company and management;

- exposure of our officers and directors to lawsuits and liability under securities laws; and

- increased legal, accounting and other expenses connected with operating a public company.

As of the date of this annual report, we have not entered into an agreement, understanding or arrangement concerning the acquisition or potential acquisition of a specific business opportunity.

Over the twelve month period ending November 30, 2005, we anticipate that we will incur approximately $50,000 in operating costs and the continued pursuit of identifying a suitable business opportunity or combination. We expect that any future funding requirements, if required, will be raised through private placements of our equity securities and/or debt financing.

C. Organizational Structure

As of the date of this annual report, we do not have any subsidiaries.

D. Property, Plants and Equipment

We currently rent office space located at Suite 1925, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6 for the sum of $500 per month. We believe that our current office arrangements provide adequate space for our foreseeable future needs.

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has not been reconciled to United States generally accepted accounting principles.

A. Operating Results

Our company did not generate any revenues during fiscal 2004 or 2003. Our company continues to seek out a suitable business opportunity or business combination. Our management does not believe that we will be able to generate revenues until our company locates, acquires and develops a suitable business or until our company enters into a business combination with an entity that has a suitable pre-existing business.

If our company identifies a suitable business opportunity, we intend to conduct appropriate due diligence in order to evaluate the business and determine whether it is more advantageous to acquire the business or to enter into a business combination to share in the ownership of the business. In selecting a suitable business, our management intends to focus on management experience and the potential for future profits. Management currently believes that the greatest opportunity lies in resource based companies. Nevertheless, this will not preclude our company from considering other businesses or industries.

Year ended November 30, 2004 Compared to Year ended November 30, 2003

The following table provides selected quarterly financial information for 2004 for our company:

	2004

	November 30	August 31	May 31	February 29

	(Unaudited)
Revenues	$Nil	$Nil	$Nil	$Nil

Net loss	(11,867)	(15,062)	(14,032)	(8,636)

Basic and Diluted earnings (loss) per share	(0.00)	(0.01)	(0.01)	(0.00)

We incurred a loss for the year ended November 30, 2004 of $49,597 or $(0.02) per share compared to a loss of $27,840 or $(0.03) per share for the year ended November 30, 2003. The increase in the net loss from fiscal 2004 to fiscal 2003 was due to an increase in professional regulatory fees.

Expenses were $49,574 for the fiscal year ended November 30, 2004, compared to $27,824 for fiscal 2003. Expenses incurred in the fiscal year ended November 30, 2004 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash inflow for the year ended November 30, 2004 was $145,150 compared to a cash outflow of $2,457 for the year ended November 30, 2003. The increase in cash flow from our 2004 fiscal year to our 2003 fiscal year was due to a private placement financing. In June, 2004, we completed a private placement of 5,000,000 units at a price of $0.05 per unit for aggregate proceeds of $250,000. Each unit consisted of one common share and one share purchase warrant with each warrant entitling the holder to purchase one additional common share at a price of $0.10 per common share until June 18, 2007.

Year ended November 30, 2003 Compared to Year ended November 30, 2002

The following table provides selected quarterly financial information for 2003 for our company:

	2003

	November 30	August 31	May 31	February 28

	(Unaudited)
Revenues	$Nil	$Nil	$Nil	$Nil

Net loss	(2,667)	(4,430)	(20,011)	(732)

Basic and Diluted loss per share	(0.00)	(0.01)	(0.02)	(0.00)

We incurred a loss for the year ended November 30, 2003 of $27,840 or $(0.03) per share compared to a loss of $261,950 or $(0.26) per share for the year ended November 30, 2002. The decrease in the net loss from fiscal 2003 to 2002 was due to a decrease in professional fees of $27,242. In fiscal 2003, our company incurred professional fees of $17,509, and in fiscal 2002, our company incurred professional fees of $44,751. In addition, the decrease in net loss was a result of a decrease in the writedown of advances by our company to Bestshot.com. In fiscal 2003, we made advances totaling $Nil and in fiscal 2002, we made advances totaling $193,304.

Expenses were $27,824 for the fiscal year ended November 30, 2003, compared to $70,206 for fiscal 2002. Expenses incurred in the fiscal year ended November 30, 2003 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash outflow for the year ended November 30, 2003 was $2,457 compared to a cash outflow of $39,601 for the year ended November 30, 2002. The decrease in cash outflow from our 2003 fiscal year to our 2002 fiscal year was due to the decrease in advances to Bestshot.com, an affiliated company who, pursuant to a loan agreement between our company and Bestshot.com, loaned our company $193,304. Our company advanced $Nil to Bestshot.com during the fiscal year ended November 30, 2003 and advanced $193,304 to Bestshot.com during the fiscal year ended November 30, 2002.

B. Liquidity and Capital Resources

We have cash and cash equivalents of $145,372 as at November 30, 2004, compared to $222 and $2,679 as at November 30, 2003 and 2002, respectively. During the year ended November 30, 2004, we spent $104,850 on operations and had cash inflows of $250,000 from financing activities, thereby increasing our cash position from $222 at November 30, 2003 to $145,372 at November 30, 2004. Our company's normal operating expenses for the fiscal year ended November 30, 2004 of $49,574 included professional fees (accounting, administration and legal) of $31,801, transfer agent and regulatory fees of $10,245 and office and miscellaneous fees of $4,224.

During the year ended November 30, 2003, we spent $2,457 on operations and had no cash outflows from investing and financing activities, thereby decreasing our cash position from $2,679 at November 30, 2002 to $222 at November 30, 2003. Our company's operating expenses for the year ended November 30, 2003 of $27,824 consisted of professional fees (accounting, administrative and legal) of $17,509, transfer and regulatory fees of $6,277 and office and miscellaneous fees of $3,493.

We are currently seeking a business opportunity or business combination. We did not enter into any definitive agreements during fiscal 2004 in regards to the acquisition of a suitable business opportunity. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2005, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we may be forced to seek additional financing to fund the acquisition or business combination.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Operating Activities

Operating activities provided cash of $Nil for the year ended November 30, 2004 compared to $Nil for the year ended November 30, 2003.

Investing Activities

Investing activities provided cash of $Nil for the year ended November 30, 2004, compared to $Nil for the year ended November 30, 2003.

Financing Activities

Financing activities provided cash of $250,000 for the year ended November 30, 2004, compared to $Nil for the year ended November 30, 2003.

Capital Resources

We anticipate that we will incur $30,000 for operating expenses over the next twelve months, exclusive of any acquisition or development costs. These expenses include professional legal and accounting expenses associated with our company being a reporting issuer in the United States under the Securities Exchange Act of 1934 and a reporting issuer in British Columbia and Alberta.

This estimate may increase if we are required to carry out due diligence investigations in regards to any prospective business opportunity or if the costs of negotiating acquisition agreements are greater than anticipated. We have cash in the amount of $145,372 and a working capital surplus in the amount of $138,552 as of November 30, 2004. This amount will enable our company to carry out our plan of operation for the next twelve months.

We will incur additional expenses if we are successful in entering into an agreement to acquire an interest in a suitable business opportunity. In addition to any acquisition costs, we will require significant funds to develop the business and commence or continue operations. It is not possible to estimate such funding requirements until our company enters into a definitive agreement to either acquire a business or to enter into a business combination and participate in the business.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. Our significant accounting policies are disclosed in Note 2 to our consolidated financial statements included in this annual report.

United States Generally Accepted Accounting Principles

The results of operations discussed above are based on our audited financial statements prepared in accordance with Canadian generally accepted accounting principles. Although there are differences between Canadian generally accepted accounting principles and principles generally accepted in the United States, there were no material differences between such accounting standards on the balance sheets and statements of operations and cash flows presented in our financial statements, as of November 30, 2004.

Under United States GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS 123 and continue to follow the existing Accounting Principles Board Opinion No. 25 ("APB 25") rules to recognize and measure compensation are required to disclose the pro-forma amounts of net income and earnings per share that would have been reported had our company elected to follow the fair value recognition rules of SFAS 123. Prior to the November 30, 2004 fiscal year, our company had elected to continue to use the intrinsic value-based method of APB 25 and has adopted the disclosure requirements of SFAS 123.

Under Canadian GAAP, effective for fiscal years beginning on or after January 1, 2002, public companies were required to adopt the recommendation of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. That recommendation required that all stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permitted our company to continue its policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. Our company had voluntarily adopted this new policy for our year ended November 30, 2004. This application was applied prospectively.

For the year ended November 30, 2004, under US GAAP, our company has voluntarily adopted the policy to account for all stock options using the fair value method in accordance with SFAS 123 and include in operations the fair value of all stock-based compensation using the transitional provisions of SFAS No. 148.

For the years ended November 30, 2004 and 2003, the application of Canadian GAAP conforms with United States GAAP requirements for reporting stock-based compensation under APB 25 adopting the disclosure requirements of SFAS 123 for November 30, 2003 and as a change in accounting policy applied on a prospective basis with no retroactive restatement of prior years for November 30, 2004.

C. Research and Development, Patents and Licenses etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, no funds were expended by our company on research and development activities.

D. Trend Information

We do not currently know of any trends that would be material to our operations.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F. Contractual Obligations

We do not have any contractual obligations.

ITEM 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Name and Age	Present Position with our Company	Date of Commencement of Office with our Company

Richard Coglon(1) (43)	Director Secretary President	November 2001 March 16, 2004 May 26, 2004

21

Randy Buchamer(1) (46)	Director Chief Financial Officer	March 16, 2004 March 16, 2004

(1) Member of our audit committee.

Richard Coglon

Mr. Coglon graduated from the University of Alberta in 1982 with a Bachelor of Commerce degree. In 1983, he attended the University of Victoria and received his Bachelor of Laws degree in 1986. Mr. Coglon was called to the Bar in British Columbia, Canada in 1987 and practised in the areas of corporate finance and securities law until January 1, 2003 when Mr. Coglon ceased the active practice of law to concentrate on his other business ventures.

In 1995, Mr. Coglon co-founded Velvet Exploration Ltd., a start-up oil exploration and production company. Velvet was listed on the Toronto Stock Exchange and sold in August of 2001 in a "friendly takeover transaction" with El Paso Energy. Mr. Coglon also serves as the president and a director of Heartland Oil and Gas Corp., a company which has a class of shares registered under the Securities Exchange Act of 1934.

Randy Buchamer

Mr. Buchamer serves as a director of Heartland Oil and Gas Corp., and as a director and officer of Voice Mobility International Inc., companies that each have a class of shares registered under the Securities Exchange Act of 1934. Mr. Buchamer has been the chief executive officer and director of Voice Mobility, a unified communications company, since August 21, 2001. Mr. Buchamer was a self-employed business consultant from April 2000 to August 2001. Mr. Buchamer has been a director of User Friendly Media from September 2000. From March 1999 to April 2000 Mr. Buchamer was the managing director, operations of The Jim Pattison Group and was responsible for supporting the operations of the companies owned by The Jim Pattison Group. Prior to joining The Jim Pattison Group, Mr. Buchamer was the vice-president and chief operating officer for Mohawk Oil from March 1988 to March 1999.

Mr. Buchamer holds an Executive Management Development Degree (Condensed EMBA) from Simon Fraser University and attended the University of Illinois, Chicago taking Business Administration (Marketing and Finance).

Family Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B. Compensation

None of our directors or executive officers was paid or earned compensation for performing their respective duties during the fiscal year ended November 30, 2004.

No cash compensation was paid to any of our directors for director's services as a director during the fiscal year ended November 30, 2004. We have no standard arrangement pursuant to which directors are compensated by us for their services in their capacity as directors except for the granting from time to time of incentive stock options.

As at the fiscal year ended November 30, 2004, we have no options outstanding. We do not have a formal stock option plan or any informal plan to pay compensation to directors, officers or employees by way of options. Despite having no formal stock option plan, we have historically issued stock options to our officers and directors in lieu of cash compensation and as an incentive to continue to achieve the objectives of our shareholders.

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

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board or a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board. Our board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments for the fiscal year ended November 30, 2004.

C. Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on March 16, 2004, and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the British Columbia Business Corporations Act.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

As of the date of this annual report, our entire board functions as our audit committee. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also recommends the selection of independent auditors.

D. Employees

During the fiscal years ended November 30, 2004, 2003 and 2002, we did not have any employees other than our directors and officers. We do not currently have any paid employees and have not experienced a significant change in the number of people we employ.

E. Share Ownership

As of April 1, 2005, there were 6,058,259 common shares of our company issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name Office Held	Number of Common Shares Beneficially Owned	Percentage

Richard Coglon President, Secretary and Director	4,800,000 (1)	56.7%
Randy Buchamer Chief Financial Officer and Director	200,000	3.3%

(1) Richard Coglon holds 2,400,000 common shares of our company and 2,400,000 share purchase warrants. The share purchase warrants were issued pursuant to Subscription Agreement dated June 19, 2004, as part of a private placement offering of 5,000,000 units at a price per unit of $0.05. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of $0.10 per share until June 18, 2007.

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

As of April 1, 2005, there were 6,058,259 common shares of our company issued and outstanding. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of April 1, 2005:

Name	Amount Owned	Percent of Class

Richard Coglon	4,800,000	56.7%

Richard Coglon holds 2,400,000 common shares and 2,400,000 share purchase warrants. During fiscal 2004, Mr. Coglon's percentage ownership of our company's common shares increased from 22.5% to 56.7% as a result of the acquisition of common shares and share purchase warrants in a private placement transaction. Mr. Coglon acquired 2,400,000 share purchase warrants pursuant to a Subscription Agreement dated June 19, 2004, as part of a private placement offering of 5,000,000 units at a price of $0.05 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of $0.10 per share until June 18, 2007. There were no significant changes in the percentage ownership of any of our major shareholders during the years ended November 30, 2003 and 2002.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company's shares who are not major shareholders.

As of April 1, 2005, Computershare Trust Company of Canada, our registrar and transfer agent, reported that of the company's 6,058,259 issued and outstanding common shares, 5,987,538 common shares were registered to Canadian residents (22 shareholders), 70,435 common shares were registered to residents of the United States (16 shareholders) and 286 common shares were registered to residents of other countries (1 shareholder).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2002 fiscal year to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. In fiscal 2004, our company paid or accrued $3,000 for office rent to a company with a common director, which is included in office and miscellaneous expenses. In fiscal 2003 and 2002, our company paid $Nil and $Nil respectively for such expenses.

2. In fiscal 2004, our company paid or accrued $Nil for office rent to a company of which a former director of our company is the president, which is included in office and miscellaneous expenses. In fiscal 2003 and 2002, our company paid $3,000 and $6,000 respectively for such expenses.

3. In fiscal 2004, our company paid or accrued $Nil in administration and accounting fees to a company of which a director of our company is president, which is included in office and miscellaneous expenses and professional fees. In fiscal 2003 and 2002, our company paid $4,778 and $14,078 respectively for such expenses.

4. The amounts due to related parties of $40,021 at November 30, 2003 were due to a director of our company and to a company of which a former director of our company is president. These amounts were non-interest bearing, unsecured and had no specific terms of repayment.

5. During the year ended November 30, 2003, a company of which a former director of our company is president, forgave interest of $2,422 expensed in previous years by our company and which was included in accounts payable. This amount was recorded as a recovery of interest expense in the prior year.

6. During the year ended November 30, 2004, our company issued 2,400,000 units, consisting of one share of our common stock and one share purchase warrant to Richard Coglon, the president of our company, pursuant to a private placement.

These transactions were in the normal course of operations.

ITEM 8 Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of this Annual Report

- Independent Auditor's Report dated March 4, 2005, together with Comments by Auditors for U.S. Readers in Canada - U.S. Reporting Conflict;

- Balance Sheets at November 30, 2004 and 2003;

- Statements of Operations for the years ended November 30, 2004, 2003 and 2002;

- Statement of Shareholder's Equity (Deficiency) from June 22, 1983 (date of inception) to November 30, 2004;

- Statements of Cash Flows for the years ended November 30, 2004, 2003 and 2002; and

- Notes to Financial Statements.

The audited financial statements for the years ended November 30, 2004, 2003 and 2002 can be found under Item 18 "Financial Statements".

Significant Changes

No significant change has occurred in our company's financial statements since the financial year ended November 30, 2004.

Legal Proceedings

There are no pending legal proceedings to which we are a party or of which any of our property is the subject. There are no legal proceedings to which any director, officer or affiliate of our company or any associate of any such director, officer or affiliate of our company is a party or has a material interest adverse to us.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

ITEM 9 The Offer and Listing

A. Price History

Our common shares were traded on the TSX Venture Exchange until they were voluntarily delisted on June 20, 2001. Since April 19, 2001, our common shares have been quoted exclusively on the Over-the-Counter Bulletin Board under the symbol "BNVLF".

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

	TSX Venture Exchange		OTC Bulletin Board
Year Ended	High	Low	High	Low
November 30, 2000	$0.75	$0.16	N/A	N/A
November 30, 2001	$0.75	$0.28	N/A	N/A
November 30, 2002	N/A	N/A	US $0.30	US $0.05
November 30, 2003	N/A	N/A	US $0.07	US $0.04
November 30, 2004	N/A	N/A	US $1.70	US $0.05

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board
Quarter Ended	High	Low
February 28, 2003	US $0.05	US $0.04
May 31, 2003	US $0.04	US $0.04
August 31, 2003	US $0.04	US $0.04
November 30, 2003	US $0.05	US $0.04
February 28, 2004	US $0.05	US $0.05
May 31, 2004	US $0.25	US $0.05
August 31, 2004	US $1.70	US $0.25
November 30, 2004	US $0.25	US $0.25

The high and low market prices of our common shares for each of the most recent six months, from October, 2004 through March, 2004, on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board
Month Ended	High	Low
October 31, 2004	No Trades	No Trades
November 30, 2004	US $0.25	US $0.25
December 31, 2004	US $0.25	US $0.25
January 31, 2005	US $0.25	US $0.25
February 28, 2005	US $0.25	US $0.25
March 31, 2005	US $0.25	US $0.25

B. Plan of Distribution

Not applicable.

C. Markets

Since April 19, 2001, our common shares have been quoted exclusively on the Over-the-Counter Bulletin Board.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are incorporated under the laws of the Province of British Columbia, Canada and have been assigned incorporation number 265693.

On March 29, 2004, the Business Corporations Act came into force in British Columbia. The new act impacts British Columbia companies by modernizing and streamlining company law in British Columbia. In order to take advantage of the provisions under the Business Corporations Act, our company is seeking shareholder approval at our shareholders meeting on April 21, 2005, for the removal of our pre-existing company provisions in our current Articles and the adoption of proposed Articles under the Business Corporations Act.

Under the Business Corporations Act, Articles are no longer required to be filed with the British Columbia Registrar of Companies. Our management has recommended that our shareholders adopt the proposed Articles at our meeting in order to comply with the provisions of the new act and to take advantage of the provisions afforded under the new act.

Neither our current Articles nor our proposed Articles contain a description of our objects and purposes.

Both our current and our proposed Articles do not restrict a director's power to vote on a proposal, arrangement or contract in which the director is materially interested, vote compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. Under our current and proposed Articles, there is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Our authorized capital consists of 75,000,000 common shares without par value and 25,000,000 preference shares without par value. Our preference shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series.

Holders of our common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by our company's board of directors and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.

The provisions in our current Articles attaching to our common shares and preference shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than three-quarters of our common and preference shares. Under our proposed Articles, the rights attaching to our common shares and preference shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of our common and preference shares.

At each annual general meeting of our company, all of our directors retire and the shareholders elect a new board of directors. Each director holds office until our next annual general meeting, or until his office is earlier vacated in accordance with our current Articles or proposed Articles, as the case may be, or with the provisions of the British Columbia Business Corporations Act. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our current Articles provide that our annual meetings of shareholders must be held at such time in each calendar year not later than 13 months after the last preceding annual meeting and at such place as our board of directors may from time to time determine. Our proposed Articles provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our board of directors may from time to time determine.

Under our current and proposed Articles, the holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition.

Under our current Articles, the quorum for the transaction of business at any meeting of shareholders is two persons who are entitled to vote at the meeting in person or by proxy. Under our proposed Articles, and subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Only persons entitled to vote, our directors, secretary, solicitor and auditors and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders under our current Articles. Our proposed Articles state that our directors, the president, the secretary, and any lawyer or auditor of our company are entitled to attend any meeting of our shareholders.

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents.

There are no provisions in our current or proposed Articles that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

Our current and proposed Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares, and United States Federal securities laws require the disclosure in our annual report on Form 20-F of holders who own more than 5% of our issued and outstanding shares.

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

E. Taxation

Certain Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of our company in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the Treaty. This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents "taxable Canadian property", as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

-	the non-resident holder;

-	persons with whom the non-resident holder did not deal at arm's length; or

-	the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Certain Canadian Federal Income Tax Consequences" above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares should consult their own tax advisors with respect to Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purpose to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be "unqualified dividend income" and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder's adjusted tax basis in such shares. Such gain or loss will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder's holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income",

"shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents concerning our company referred to in this annual report may be viewed by appointment during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1.

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

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being November 30, 2004, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's president and our company's chief financial officer. Based upon that evaluation, our company's president and our company's chief financial officer concluded that our company's disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no significant changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our president and secretary as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16 Reserved

ITEM 16A Audit Committee Financial Expert

Our board has determined that we do not have a member of our audit committee that qualifies (1) as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, or (2) is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

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

ITEM 16B Code of Ethics

Effective May 27, 2004, our company's board adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company's president, being our principal executive officer, and our company's chief financial officer, as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
2.

full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

3.	compliance with applicable governmental laws, rules and regulations;
4.	the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and
5.	accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics requires, among other things, that all of our company's personnel shall be accorded full access to our president and secretary with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company's personnel are to be accorded full access to our company's board if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or secretary.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal , provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company's president or secretary. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president or secretary, the incident must be reported to any member of our board. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Business Conduct and Ethics by another.

We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to the company's offices at Suite 1925, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

ITEM 16C Principal Accountant Fees and Services

Audit Fees

Our board appointed Amisano Hanson, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal years ended November 30, 2003 and November 30, 2004. The aggregate of fees billed by Amisano Hanson, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal years ended 2003 and 2004 were $4,815 and $8,600, respectively.

Audit Related Fees

For the fiscal years ended November 30, 2003 and November 30, 2004, the aggregate fees billed for assurance and related services by Amisano Hanson, Chartered Accountants, relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $Nil and $Nil, respectively.

Tax Fees

For the fiscal years ended November 30, 2003 and November 30, 2004, the aggregate fees billed for tax compliance, tax advice and tax planning by Amisano Hanson, Chartered Accountants, was $535 and $Nil, respectively.

All Other Fees

For the fiscal year ended November 30, 2004, the aggregate fees billed by Amisano Hanson, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $Nil.

Pre-Approval Policies and Procedures

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Amisano Hanson, Chartered Accountants, is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

-	approved by our audit committee; or
-

entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

The audit committee pre-approves all services provided by our independent auditors. The pre-approval process has been implemented in response to the new rules. Therefore, the audit committee does not have records of what percentage of the above fees were pre-approved. However, all of the above services and fees were reviewed and approved by the audit committee either before or after the respective services were rendered.

The audit committee has considered the nature and amount of the fees billed by Amisano Hanson, Chartered Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of Amisano Hanson, Chartered Accountants.

ITEM 16D. Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17 Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18 Financial Statements

Financial Statements Filed as Part of this Annual Report:

-	Independent Auditors' Report dated March 4, 2005, together with Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict;
-	Balance Sheets at November 30, 2004 and 2003;
-	Statements of Operations for the years ended November 30, 2004, 2003 and 2002;
-	Statement of Shareholders' Equity (Deficiency) from June 22, 1983 (date of inception) to November 30, 2004;

36

-	Statements of Cash Flows for the years ended November 30, 2004, 2003 and 2002; and
-	Notes to Financial Statements.

Bradner Ventures Ltd.
(A Development Stage Company)

Financial Statements
(Expressed in Canadian dollars)

November 30, 2004, 2003 and 2002

A Partnership of Incorporated Professionals	Amisano Hanson
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Bradner Ventures Ltd.

We have audited the balance sheet of Bradner Ventures Ltd. as at November 30, 2004 and 2003 and the statements of operations, cash flows and shareholders' equity (deficiency) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended November 30, 2002 and for the period June 22, 1983 (Date of Incorporation) to November 30, 2002 were audited by another firm of auditors who expressed an opinion without reservation on these statements on their report dated January 17, 2003.
Vancouver, Canada	"AMISANO HANSON"
March 4, 2005	Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated February 4, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.
Vancouver, Canada	"AMISANO HANSON"
March 4, 2005 750 WEST PENDER STREET, SUITE 604 VANCOUVER CANADA V6C 2T7	Chartered Accountants TELEPHONE: 604-689-0188 FACSIMILE: 604-689-9773 E-MAIL: amishan@telus.net

Bradner Ventures Ltd.
(A Development Stage Company)
Balance Sheets
November 30, 2004 and 2003
(Expressed in Canadian dollars)

	November 30, 2004 $	November 30, 2003 $

ASSETS

Current Assets

Cash	145,372	222
Taxes receivable	401	92

Total Assets	145,773	314

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable and accrued liabilities	7,221	22,144
Due to related parties	-	40,021

	7,221	62,165

Stockholders' Equity (Deficiency)

Capital Stock (Notes 3 and 4) Authorized: 75,000,000 common shares, without par value 25,000,000 preferred shares, without par value Issued: 6,058,256 common shares (2003 - 5,291,284 shares)	4,279,498	4,029,498

Deficit Accumulated During the Development Stage	(4,140,946)	(4,091,349)

Total Stockholders' Equity (Deficit)	138,552	(61,851)

Total Liabilities and Stockholders' Equity	145,773	314

Nature and Continuance of Operations (Note 1)

Contingency (Note 7)

Approved on behalf of the Board:

"Richard Coglon"	"Randy Buchamer"
Director	Director

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statements of Operations
for the years ended November 30, 2004, 2003 and 2002
and for the period June 22, 1983 (Date of Inception) to November 30, 2004
(Expressed in Canadian dollars)

				Accumulated from June 22, 1983 (Date of Inception) to November 30, 2004 $

	Years ended November 30,
	2004 $	2003 $	2002 $

EXPENSES
Amortization	-	-	-	2,095
Bad debts	-	-	-	248
Bank charges and interest (recovery) - Note 3	280	(2,077)	2,786	63,049
Consulting and secretarial	-	-	-	205,016
Finders' fees	-	-	-	180,727
Management fees	-	-	-	337,781
Mineral property expenses	-	-	-	50,620
Office and miscellaneous - Note 3	4,224	3,493	7,281	121,427
Professional fees - Note 3	31,801	17,509	44,751	706,997
Shareholder information	3,024	2,622	7,138	85,164
Transfer agent and regulatory fees	10,245	6,277	7,521	152,050
Travel and promotion	-	-	729	76,952
Write-down of mineral property	-	-	-	1,456,807

	49,574	27,824	70,206	3,438,933

OTHER ITEMS
Interest income	-	-	(1,526)	(25,440)
Gain on settlement of debt	-	-	-	(1,303)
Gain on option	-	-	-	(1,187,500)
Foreign exchange (gain) loss	23	16	(34)	(1,712)
Loss on sale of capital assets	-	-	-	344
Loss on sale of long-term investment	-	-	-	630,397
Write-down of advances to affiliate	-	-	193,304	637,768
Write-down of long-tem investment	-	-	-	649,459

	23	16	191,744	702,013

Net Loss for the Period	(49,597)	(27,840)	(261,950)	(4,140,946)

Net Loss Per Share - Basic and Diluted	(0.02)	(0.03)	(0.26)

Weighted Average Shares Outstanding - Note 4	3,304,832	1,058,256	1,021,054

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statements of Cash Flows
for the years ended November 30, 2004, 2003 and 2002
and for the period June 22, 1983 (Date of Inception) to November 30, 2004
(Expressed in Canadian dollars)

				Accumulated from June 22, 1983 (Date of Inception) to November, 2004 $

	Years ended November 30,
	2004 $	2003 $	2002 $
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(49,597)	(27,840)	(261,950)	(4,140,946)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	-	-	-	2,095
Bad debts	-	-	-	248
Finders' fees	-	-	-	114,932
Gain on debt settlement	-	-	-	(1,303)
Gain on option	-	-	-	(1,187,500)
Loss on sale of capital assets	-	-	-	344
Loss on sale of investments	-	-	-	630,397
Write-down of advances to affiliate	-	-	193,304	637,768
Write-down of mineral property	-	-	-	1,468,807
Write-down of long-term investment	-	-	-	649,459
Decrease (increase) in taxes receivable	(87)	164	650	(427)
Decrease in prepaid expenses	-	500	-	-
Increase (decrease) in accounts payable and accrued liabilities	(14,923)	24,719	5,220	469,089
Decrease in due to related parties	(40,021)	-	-	(40,021)

Net cash used in operating activities	(104,850)	(2,457)	(62,776)	(1,397,280)

FINANCING
Advances to affiliate	-	-	-	(224,042)
Capital stock issued for cash	250,000	-	217,019	3,419,522

Net cash flows provided by financing activities	250,000	-	217,019	3,195,480

INVESTING
Purchase of capital assets	-	-	-	(3,038)
Expenditures on mineral properties	-	-	-	(1,121,172)
Proceeds from disposal of capital assets	-	-	-	600
Purchase of investments	-	-	-	(310,025)
Advances to affiliate	-	-	(193,304)	(584,304)
Proceeds on disposal of investments	-	-	-	365,111

Net cash flows used in investing activities	-	-	(193,304)	(1,652,828)

NET CASH INFLOW (OUTFLOW)	145,150	(2,457)	(39,061)	145,372

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	222	2,679	41,740	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	145,372	222	2,679	145,372

Supplemental Cash Flow Disclosure:

Cash paid for interest	-	-	-	-

Cash paid for income taxes	-	-	-	-

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Shareholders' Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2004
(Expressed in Canadian dollars)

	Shares	Amount	Deficit Accumulated During the Development Stage	Total
	#	$	$	$

Balance - June 22, 1983 (Date of Inception)	-	-	-	-

Net loss for the period	-	-	-	-

Balance - November 30, 1983	-	-	-	-

Shares issued for cash:
- at $0.07 per share	107,143	7,500	-	7,500
- at $1.05 per share	31,429	33,000	-	33,000

Net loss for the year	-	-	-	-

Balance - November 30, 1984	138,572	40,500	-	40,500

Shares issued for cash at $2.835 per share	71,429	202,500	-	202,500

Shares allotted for cash at $2.10 per share	35,714	75,000	-	75,000

Shares issued for acquisition of mineral property at $1.05 per share	3,571	3,750	-	3,750

Net loss for the year	-	-	(60,415)	(60,415)

Balance - November 30, 1985	249,286	321,750	(60,415)	261,335

Share subscriptions refunded at $2.10 per share	(13,852)	(29,090)	-	(29,090)

Net loss for the year	-	-	-	-

Balance - November 30, 1986	235,434	292,660	(60,415)	232,245

Shares issued for cash at $3.15 per share	12,143	38,250	-	38,250

Net loss for the year	-	-	(146,697)	(146,697)

Balance - November 30, 1987	247,577	330,910	(207,112)	123,798

Net loss for the year	-	-	(140,613)	(140,613)

Balance - November 30, 1988	247,577	330,910	(347,725)	(16,815)

Shares issued for settlement of debt at $3.78 per share	6,429	24,300	-	24,300

Private placement at $2.10 per share	21,429	45,000	-	45,000

Exercise of options at $3.15 per share	1,714	5,400	-	5,400

Net loss for the year	-	-	(17,337)	(17,337)

Balance - November 30, 1989	277,149	405,610	(365,062)	40,548

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Shareholders' Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2004
(Expressed in Canadian dollars)

	Shares	Amount	Deficit Accumulated During the Development Stage	Total
	#	$	$	$

Balance - November 30, 1989	277,149	405,610	(365,062)	40,548

Shares issued for acquisition of mineral property at $14.00 per share	3,571	50,000	-	50,000

Shares issued for finder's fee:
- at $3.50 per share	7,143	25,000	-	25,000
- at $14.00 per share	2,857	40,000	-	40,000

Shares issued for exercise of options:
- at $2.45 per share	14,286	35,000	-	35,000
- at $3.50 per share	714	2,500	-	2,500
- at $4.90 per share	7,143	35,000	-	35,000
- at $5.25 per share	13,429	70,500	-	70,500
- at $7.77 per share	1,429	11,100	-	11,100

Net loss for the year	-	-	(118,112)	(118,112)

Balance - November 30, 1990	327,721	674,710	(483,174)	191,536

Shares issued for acquisition of mineral property:
- at $12.60 per share	14,286	180,000	-	180,000
- at $19.39 per share	4,403	85,366	-	85,366

Private placement at $10.92	3,286	35,880	-	35,880

Exercise of warrants at $2.80 per share	7,143	20,000	-	20,000

Shares issued for exercise of options:
- at $4.90 per share	2,857	14,000	-	14,000
- at $5.25 per share	4,286	22,500	-	22,500
- at $10.85 per share	8,457	91,760	-	91,760
- at $13.37 per share	5,857	78,310	-	78,310

Shares issued for finder's fee:
- at $10.50 per share	3,571	37,500	-	37,500
- at $11.76 per share	1,362	16,017	-	16,017
- at $19.39 per share	545	10,565	-	10,565

Net loss for the year	-	-	445,784	445,784

Balance - November 30, 1991	383,774	1,266,608	(37,390)	1,229,218

Shares issued for exercise of options:
- at $10.85 per share	2,971	32,240	-	32,240
- at $13.37 per share	671	8,977	-	8,977

Shares issued for finder's fees at $10.50 per share	3,571	37,500	-	37,500

Net loss for the year	-	-	(788,460)	(788,460)

Balance - November 30, 1992	390,987	1,345,325	(825,850)	519,475

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Shareholders' Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2004
(Expressed in Canadian dollars)

	Shares	Amount	Deficit Accumulated During the Development Stage	Total
	#	$	$	$

Balance - November 30, 1992	390,987	1,345,325	(825,850)	519,475

Shares issued for acquisition of mineral property:
- at $2.80 per share	3,571	10,000	-	10,000
- at $3.50 per share	7,143	25,000	-	25,000
- at $4.20 per share	3,571	15,000	-	15,000

Shares issued for finder's fee at $10.50 per share	6,357	13,350	-	13,350

Private placement at $2.10 per share	71,429	150,000	-	150,000

Shares issue for settlement of debt at $2.17 per share	36,481	79,166	-	79,166

Shares issued for exercise of options:
- at $2.24 per share	35,478	79,470	-	79,470
- at $4.34 per share	22,097	95,901	-	95,901

Net loss for the year	-	-	(754,698)	(754,698)

Balance - November 30, 1993	577,114	1,813,212	(1,580,548)	232,664

Shares issued for settlement of debt at $1.82 per share	61,842	112,553	-	112,553

Exercise of options at $2.03 per share	2,857	5,800	-	5,800

Exercise of warrants at $2.10 per share	4,143	8,700	-	8,700

Net loss for the year	-	-	(201,255)	(201,255)

Balance - November 30, 1994	645,956	1,940,265	(1,781,803)	158,462

Shares issued for exercise of options:
- at $1.68 per share	43,176	72,536	-	72,536
- at $2.03 per share	16,249	32,986	-	32,986
- at $2.17 per share	4,700	10,199	-	10,199
- at $2.31 per share	7,857	18,150	-	18,150
- at $2.94 per share	31,308	92,046	-	92,046
- at $3.50 per share	14,714	51,500	-	51,500

Shares issued for exercise of warrants:
- at $1.96 per share	42,857	84,000	-	84,000
- at $2.45 per share	73,643	180,425	-	180,425

Shares issued for private placements:
- at $1.96 per share	42,857	84,000	-	84,000
- at $3.15 per share	14,286	45,000	-	45,000

Shares issued for acquisition of mineral property at $3.15 per share	7,143	22,500	-	22,500

Net loss for the year	-	-	(304,564)	(304,564)

Balance - November 30, 1995	944,746	2,633,607	(2,086,367)	547,240

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Shareholders' Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2004
(Expressed in Canadian dollars)

	Shares	Amount	Deficit Accumulated During the Development Stage	Total
	#	$	$	$

Balance - November 30, 1995	944,746	2,633,607	(2,086,367)	547,240
Shares issued for acquisition of mineral property at $4.20 per share	2,857	12,000	-	12,000

Exercise of warrants at $3.15 per share	14,286	45,000	-	45,000

Private placement at $2.10 per share	21,429	52,500	-	52,500

Shares issued for exercise of options:
- at $3.50 per share	23,714	82,998	-	82,998
- at $3.71 per share	3,571	13,250	-	13,250
- at $4.13 per share	14,286	59,000	-	59,000

Net loss for the year	-	-	(102,055)	(102,055)

Balance - November 30, 1996	1,024,889	2,898,355	(2,188,422)	709,933

Shares issued for acquisition of mineral property at $1.75 per share	3,571	6,250	-	6,250

Shares issued for exercise of options:
- at $1.82 per share	37,857	68,900	-	68,900
- at $2.10 per share	7,143	15,000	-	15,000
- at $2.71 per share	21,429	46,500	-	46,500

Net loss for the year	-	-	(150,318)	(150,318)

Balance - November 30, 1997	1,094,889	3,035,005	(2,338,740)	696,265

Shares issued for cash at $1.05 per share	15,714	16,500	-	16,500

Shares issued for settlement of debt at $1.05 per share	50,613	53,144	-	53,144

Share issuance costs	-	(2,452)	-	(2,452)

Net loss for the year	-	-	(512,408)	(512,408)

Balance - November 30, 1998	1,161,216	3,102,197	(2,851,148)	251,049

Shares issued for settlement of debt at $0.15 per share	58,335	61,252	-	61,252

Net loss for the year	-	-	(369,731)	(369,731)

Balance - November 30, 1999	1,219,551	3,163,449	(3,220,879)	(57,430)

Shares issued for settlement of debt at $0.15 per share	617,207	92,581	-	92,581

Private placement at $0.19 per share	1,700,000	323,000	-	323,000

Share issuance costs	-	(1,498)	-	(1,498)

Net loss for the year	-	-	(91,248)	(91,248)

Balance - November 30, 2000	3,536,758	3,577,532	(3,312,127)	265,405

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Shareholders' Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2004
(Expressed in Canadian dollars)

	Shares	Amount	Deficit Accumulated During the Development Stage	Total
	#	$	$	$

Balance - November 30, 2000	3,536,758	3,577,532	(3,312,127)	265,405

Shares issued for cash at $0.32 per share	125,000	40,000	-	40,000

Exercise of warrants at $0.25 per share	779,789	194,947	-	194,947

Net loss for the year	-	-	(489,432)	(489,432)

				-
Balance - November 30, 2001	4,441,547	3,812,479	(3,801,559)	10,920

Shares issued for cash at $0.32 per share	125,000	39,435	-	39,435

Exercise of options at $0.21 per share	90,000	18,900	-	18,900

Exercise of warrants at $0.25 per share	634,737	158,684	-	158,684

Net loss for the year	-	-	(261,950)	(261,950)

Balance - November 30, 2002	5,291,284	4,029,498	(4,063,509)	(34,011)

Net loss for the year	-	-	(27,840)	(27,840)

Balance - November 30, 2003	5,291,284	4,029,498	(4,091,349)	(61,851)

Five-for-one reverse stock split	(4,233,028)	-	-	-

Shares issued for cash at $0.05 per share	5,000,000	250,000	-	250,000

Net loss for the year	-	-	(49,597)	(49,597)

Balance - November 30, 2004	6,058,256	4,279,498	(4,140,946)	138,552

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004, 2003 and 2002
(Expressed in Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 22, 1983 and is currently in the business of seeking and identifying suitable business opportunities or business combinations. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statement of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to November 30, 2004.

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has not yet achieved profitable operations and has accumulated losses of $4,140,946 since inception, which raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

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

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and are stated in Canadian dollars. Excepted as disclosed in Note 8, these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates. The financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At November 30, 2004 and 2003, cash consisted of cash held at banks.

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains and losses arising from the translations are included in operations.

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

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004, 2003 and 2002
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Development Stage Company

The Company complies with SFAS No. 7 and The Securities and Exchange Commission Exchange Act Guide 7 for its characterization of the Company as development stage.

Stock - Based Compensation

Effective January 1, 2002, the Company accounted for all stock-based payments to non-employees, and employee awards that were direct awards of stock, called for settlement in cash or other assets, or were stock appreciation rights that called for settlement by the issuance of equity instruments, using the fair value based method. No compensation cost was recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options was credited to share capital. The Company presented in the notes to the financial statements the pro forma effect of accounting for these awards under the fair value based method.

Under the fair value based method, stock-based payments to non-employees were measured at the fair value of the equity instruments issued, or liabilities incurred. The fair value of stock-based payments to non-employees is recognized over the vesting period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Effective for fiscal years beginning on or after January 1, 2002, public companies were required to adopt the recommendation of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. That recommendation required that all stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permitted the Company to continue its policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company had voluntarily adopted this new policy for its year ended November 30, 2004 This application was applied prospectively.

There has been no effect on the financial statements as a result of this change in accounting policy as the Company has not granted any share purchase options subsequent to January 1, 2002.

Basic and Diluted Net Loss Per Share

Basic loss per share is computed by dividing net loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The treasury stock method and the effect of convertible securities by the "if-converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004, 2003 and 2002
(Expressed in Canadian dollars)

Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts payable and accrued liabilities, and due to related parties approximate their fair values due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004, 2003 and 2002
(Expressed in Canadian dollars)

3. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are in the normal course of operations and are measured at the exchange amount.

a) The Company incurred $3,000 (2003 - $Nil; 2002 - $Nil) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

b) The Company incurred $Nil (2003 - $3,000; 2002 - $6,000) for office rent to a company of which a former director of the Company is the president, which is included in office and miscellaneous expenses.

c) The Company incurred $nil (2003 - $4,778; 2002 - $14,078) in administration and accounting fees to a company of which a director of the Company is president, which is included in office and miscellaneous expenses and professional fees.

d) The amounts due to related parties of $40,021 at November 30, 2003 were due to a director of the Company and to a company of which a former director of the Company is president. These amounts were non-interest bearing, unsecured and had no specific terms of repayment.

e) During the year ended November 30, 2003, a company of which a former director of the Company is president, forgave interest of $2,422 expensed in previous years by the Company and which was included in accounts payable. This amount was recorded as a recovery of interest expense in the prior year.

f) During the year ended November 30, 2004, the Company issued 2,400,000 units, consisting of one share of common stock and one share purchase warrant, to the President of the Company pursuant to a private placement.

These transactions are in the normal course of operations and are measured at the exchange amount.

4. CAPITAL STOCK - Note 3

The following capital stock transactions occurred during the year ended November 30, 2004, 2003 and 2002:

a) The Company declared a five-for-one reverse stock split, pursuant to a directors' resolution dated March 16, 2004. The weighted average number of shares outstanding has been retroactively adjusted for purposes of calculating basic and fully diluted loss per share.

b) On June 19, 2004, the Company completed a private placement offering consisting of 5,000,000 units at a price of $0.05 per unit to net the Company proceeds of $250,000. Each unit consisted of one common share and one share purchase warrant. Each warrant is exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share.

c) Issued 125,000 common shares at a price of $0.32 per share for total proceeds of $39,435 in respect of a private placement on December 18, 2001.

d) issued 90,000 common shares at a price of $0.21 per share for total proceeds of $18,900 in respect of the exercise of options on January 30, 2002.

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

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004, 2003 and 2002
(Expressed in Canadian dollars)

4. CAPITAL STOCK (continued)

Stock-Based Compensation

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company's authorized but unissued common stock. Options currently expire no later than 10 years form the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company's common stock on the date of the grant.

The following is a summary of the activity of the stock option plan during the fiscal years ending 2004, 2003 and 2002:

	November 30, 2004		November 30, 2003		November 30, 2002

	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Balance, beginning of year	50,000	$ 0.23	50,000	$ 0.23	230,000	$ 0.21
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	(90,000)	0.21
Forfeited / Cancelled	(50,000)	$ 0.23	-	-	(90,000)	0.21

Balance, end of year	-	-	50,000	$ 0.23	50,000	$ 0.23

Warrants

During the year ended November 30, 2004, 125,000 warrants exercisable at US $0.25 per share expired unexercised.

During the year ended November 30, 2004 the Company issued 250,000 warrants pursuant to a private placement. Each warrant is exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share.

5. INCOME TAXES

As at November 30, 2004, the Company has accumulated Canadian exploration and development costs totaling $916,000, non-capital losses totaling $520,000, and capital losses totaling $734,000, which may be carried forward to apply against future years income for Canadian income tax purposes, subject to final determination by taxation authorities. The potential benefit of non-capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

A reconciliation of income taxes at statutory tax rates with reported taxes are as indicated below:

	2004 $	2003 $	2002 $

Losses before income taxes	49,597	27,840	261,950

Expected income tax recovery at statutory tax rates of 37.62% (2003 - 37.62%; 2002 - 42.6%)	18,658	10,473	111,591

Unrecognized benefit of non-capital losses	(18,658)	(10,473)	(70,417)

Unrecognized benefit of capital losses	-	-	(41,174)

	-	-	-

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004, 2003 and 2002
(Expressed in Canadian dollars)

5. INCOME TAXES (continued)

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

Details of future tax assets are as follows:

	2004 $	2003 $	2002 $

Future tax assets:

Non-capital loss carryforwards	195,804	233,200	371,780

Exploration expenses	344,519	344,519	390,125

Capital loss carryforwards	138,013	138,013	124,457

	678,336	715,732	886,362

Valuation allowance	(678,336)	(715,732)	(886,362)

	-	-	-

6. SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the seeking and identification of suitable business opportunities or business combinations in Canada.

7. CONTINGENCY

Pursuant to a decision of the United States Department of the Interior/Bureau of Land Management ("BLM"), the Company was advised that a Notice of Record of Non-compliance, relating to land reclamation, was issued against the Company. The Company was to respond to the Notice and its requirements, which included a US $12,078 (CAD $14,325) purchase of an interim bond and a reclamation plan, by January 6, 2000, at which time the BLM was to be in a position to pursue a court order through the Federal Court system.

To date, no action has been commenced by the BLM and a reclamation plan has not been submitted. The potential cost of the reclamation work cannot be accurately estimated by the Company because it has not obtained an assessment estimating the costs and scope of work required for the necessary reclamation work. However, the potential liability could exceed the amount of the interim bond of US $12,078 (CAD $14,325). No estimate can be made for the potential liability arising from the reclamation plan because of this reason. Therefore, the outcome of settlement, if any, cannot be determined, and accordingly, no amount of settlement has been accrued on these financial statements. Any amount will be recorded in the year of settlement.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2004, 2003 and 2002
(Expressed in Canadian dollars)

8. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

a) Stock-based Compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS 123 and continue to follow the existing Accounting Principles Board Opinion No. 25 ("APB 25") rules to recognize and measure compensation are required to disclose the pro-forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the fair value recognition rules of SFAS 123. Prior to the November 30, 2004 fiscal year, the Company had elected to continue to use the intrinsic value-based method of APB 25 and has adopted the disclosure requirements of SFAS 123.

As stated in Note 2, for the year ended November 30, 2004, the Company has voluntarily adopted the policy to account for all stock options using the fair value method in accordance with SFAS 123 and include in operations the fair value of all stock-based compensation using the transitional provisions of SFAS No. 148.

For the years ended November 30, 2004 and 2003, the application of Canadian GAAP conforms with United States GAAP requirements for reporting stock-based compensation under APB 25 adopting the disclosure requirements of SFAS 123 for November 30, 2003 and as a change in accounting policy applied on a prospective basis with no retroactive restatement of prior years for November 30, 2004.

b) New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standard if currently adopted could have a material effect on the accompanying financial statements.

There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

ITEM 19 Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1. Articles of Incorporation and By-laws:

1.1 Articles of Incorporation, effective June 22, 1983 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001).

1.2 Altered Memorandum, dated December 13, 1999 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001).

1.3 Certificate of Change of Name, dated December 13, 1999 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001).

1.4 Notice of Alteration of Articles, effective March 31, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).

1.5 Notice of Alteration of Articles, effective March 31, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).

11. Code of Ethics

11.1 Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).

12. 302 Certification

12.1 Section 302 Certification under Sarbanes-Oxley Act of 2002 for Richard Coglon.

12.2 Section 302 Certification under Sarbanes-Oxley Act of 2002 for Randy Buchamer.

13. 906 Certification

13.1 Section 906 Certification under Sarbanes-Oxley Act of 2002 for Richard Coglon.

13.2 Section 906 Certification under Sarbanes-Oxley Act of 2002 for Randy Buchamer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRADNER VENTURES LTD.

Per: /s/ Richard L. Coglon

Richard L. Coglon
President and Secretary

Dated : May 12, 2005