Form 20-F/A
period 2004-11-30
BRADNER VENTURES LTD
filed 2005-05-25
CIK 1123839

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

Total cash outflow for the year ended November 30, 2003 was $2,457 compared to a cash outflow of $39,061 for the year ended November 30, 2002. The decrease in cash outflow from our 2003 fiscal year to our 2002 fiscal year was due to the decrease in advances to Bestshot.com, an affiliated company who, pursuant to a loan agreement between our company and Bestshot.com, loaned our company $193,304. Our company advanced $Nil to Bestshot.com during the fiscal year ended November 30, 2003 and advanced $193,304 to Bestshot.com during the fiscal year ended November 30, 2002.

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
Vancouver, Canada	"AMISANO HANSON"
March 4, 2005 750 WEST PENDER STREET, SUITE 604 VANCOUVER CANADA V6C 2T7	Chartered Accountants TELEPHONE: 604-689-0188 FACSIMILE: 604-689-9773 E-MAIL: amishan@telus.net

DAVIDSON & COMPANY	Chartered Accountants	A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Bradner Ventures Ltd.

We have audited the statements of operations, shareholders' equity (deficiency) and cash flows of Bradner Ventures Ltd. for the year ended November 30, 2002 and the amounts included in the cumulative column for the period from incorporation on June 22, 1983 to November 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended November 30, 2002 and the amounts included in the cumulative column for the period from incorporation on June 22, 1983 to November 30, 2002 in accordance with Canadian generally accepted accounting principles.

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

Dated : May 24, 2005