Form 20-F/A
BRADNER VENTURES LTD
filed 2005-06-15
CIK 1123839

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A - SECOND AMENDMENT

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

Year ended November 30, 2003 Compared to Year ended November 30, 2002

The following table provides selected quarterly financial information for 2003 for our company:

	2003

	November 30	August 31	May 31	February 28

	(Unaudited)
Revenues	$Nil	$Nil	$Nil	$Nil

Net loss	(2,667)	(4,430)	(2,011)	(732)

Basic and Diluted loss per share	(0.00)	(0.01)	(0.02)	(0.00)

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

During the year ended November 30, 2004 the Company issued 5,000,000 warrants pursuant to a private placement. Each warrant is exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share.

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

Dated : June 14, 2005