Form 20-F
period 2005-11-30
BRADNER VENTURES LTD
filed 2006-05-31
CIK 1123839

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-30972

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

There were 6,058,256 common shares, without par value, issued and outstanding as of November 30, 2005.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  [ ] YES ☒ NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒ YES	[	] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ YES	[	] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [	]	Accelerated filer [	]	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17	[	] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒ YES	[	] NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.                                                                              [ ] YES [ ] NO

PART I

This annual report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended November 30, 2005. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. The information presented below for the five year period ended November 30, 2005 is derived from our audited financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects". The data is presented in Canadian dollars.

Selected Financial Data

(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended November 30 (Audited)

CANADIAN GAAP	2005	2004	2003	2002	2001
Net Sales or Operating Revenue	-	-	-	-	-
Total Expenses	$71,173	$49,574	$27,824	$70,206	$103,687
Amortization and Asset Write-down	-	-	-	$193,304	$391,000
Income (Loss) From Operations	-	-	-	-	-
Other Income	-	-	-	$1,526	$5,255
Net Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) for the year	$(71,186)	$(49,597)	$(27,840)	$(261,950)	$(489,432)
Net Income (Loss) from Operations per Common Share	$(0.01)	$(0.02)	$(0.03)	$(0.26)	$(0.13)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$80,120	$145,773	$314	$3,435	$43,146
Total Stockholders' Equity (Deficit)	$67,366	$138,552	$(61,851)	$(34,011)	$10,920
Capital Stock	$4,279,498	$4,279,498	$4,029,498	$4,029,498	$3,812,479
Number of Common Shares (adjusted to reflect changes in capital)	6,058,526	6,058,256	5,291,284	5,291,284	4,441,547
Diluted Net Income per Common Share	$(0.01)	$(0.02)	$(0.03)	$(0.26)	$(0.13)
Long-Term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

Selected Financial Data

(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended November 30 (Audited)

UNITED STATES GAAP	2005	2004	2003	2002	2001
Net Sales or Operating Revenue	-	-	-	-	-
Total Expenses	$71,173	$49,574	$27,824	$70,206	$103,687

Amortization and Asset Write-down	-	-	-	$193,304	$391,000
Income (Loss) From Operations	-	-	-	-	-
Other Income	-	-	-	$1,526	$5,255
Net Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) for the year	$(71,186)	$(49,597)	$(27,840)	$(261,950)	$(489,432)
Net Income (Loss) from Operations per Common Share	$(0.01)	$(0.02)	$(0.03)	$(0.26)	$(0.13)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$80,120	$145,773	$314	$3,435	$43,146
Total Stockholders' Equity (Deficit)	$67,366	$138,552	$(61,851)	$(34,011)	$10,920
Capital Stock	$4,279,498	$4,279,498	$4,029,498	$4,029,498	$3,812,479
Number of Common Shares (adjusted to reflect changes in capital)	60,58,526	6,058,256	5,291,284	5,291,284	4,441,547
Diluted Net Income per Common Share	$(0.01)	$(0.02)	$(0.03)	$(0.26)	$(0.13)
Long-term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

Reconciliation to United States Generally Accepted Accounting Principles

There are no material differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles on the balance sheets and statements of operations and cash flows of our company.

Disclosure of Exchange Rate History

On March 1, 2006, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York was $1.1365.

For the past five fiscal years ended November 30, 2005 and for the period between October 1, 2005 and May 10, 2006, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars and based upon the exchange rate as determined above:

Year/Month End	Average	Low/High
November 30, 2001	$1.5441	not applicable
November 30, 2002	$1.5703	not applicable
November 30, 2003	$1.3130	not applicable
November 30, 2004	$1.3094	not applicable
November 30, 2005	$1.2163	$1.607/$1.2703
October 31, 2005	$1.774	$1.1657/$1.887
November 30, 2005	$1.2437	$1.1656/$1.1942
December 31, 2005	$1.2195	$1.1507/$1.1736
January 31, 2006	$1.2180	$1.1443/$1.1726
February 28, 2006	$1.2127	$1.1379/$1.1577
March 31, 2006	$1.1573	$1.132/$1.1722
April 30, 2006	$1.1441	$1.1203/$1.1718
B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

In the past, we have incurred substantial net losses. For the year ended November 30, 2005, we incurred net losses of $71,186, and for the year ended November 30, 2004, we incurred net losses of $49,597. We also have an accumulated deficit of $4,212,132 as at November 30, 2005. At this time, our ability to generate any revenues is uncertain. Although we believe that we have sufficient funds to finance our daily operating costs for the next twelve months, we will likely require additional funds to finance the acquisition of a suitable business opportunity or complete a business combination. We do not expect to generate any revenues for the foreseeable future. Accordingly, we will require additional funds, either from equity or debt financing, to maintain our daily operations in the future and to locate, acquire and develop a suitable business opportunity or complete a business combination. Obtaining additional financing is subject to a number of factors, including investor acceptance of any business we may acquire or combine with in the future and general investor sentiment. Financing, therefore, may not be available on acceptable terms, if at all. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital, however, will result in the dilution of existing shareholders. If we are unable to raise additional funds when required, we may be forced to delay our plan of operation and our entire business may fail.

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

The loss of Richard Coglon and Randy Buchamer may affect our company's ability to identify a suitable business opportunity or enter into a suitable business operation.

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

We have not conducted or received results of market research indicating that there is a demand for the acquisition of a business opportunity of business combination as contemplated by our company. Even if there is demand for the acquisition or a business opportunity or combination, there is no assurance that we will successfully complete such an acquisition or combination.

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

Over the twelve month period ended November 30, 2006, we anticipate that we will incur approximately $50,000 in operating costs and the continued pursuit of identifying a suitable business opportunity or combination. Although we have funds to cover our estimated daily operating costs during the next twelve months, we have not generated any revenues to date and we may be required to raise additional funding through private placements of our equity securities and/or debt financing after the next twelve month period. In addition, any business combination or business opportunity that we may elect to enter into may require that we raise additional financing. We anticipate that we would secure any additional financing necessary through a private placement of our common shares.

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

Our common stock is currently quoted on the Over-the-Counter Bulletin Board and is thinly traded. In the past, our trading price has fluctuated widely, depending on many factors that may have little to do with our operations or business prospects. There is currently a limited market for our common stock and we can provide no assurance to investors that a market will develop. If a market for our common stock does not develop, our shareholders may not be able to re-sell the shares of our common stock that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, the Over-the-Counter Bulletin Board is not an exchange and, because trading of securities on the Over-the-Counter Bulletin Board is often more sporadic than the trading of securities listed on an exchange of the Nasdaq

Stock Market, Inc., you may have difficulty reselling any of the shares you purchase from our selling shareholders.

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

The United States Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

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

On April 21, 2005, we held an annual and special meeting of our shareholders, at which our shareholders authorized our directors to remove the pre-existing company provisions applicable to our company pursuant to s. 442.1 of the British Columbia Business Corporations Act and to adopt new Articles for our company.

B. Business Overview

For the fiscal years ended November 30, 2005, 2004 and 2003, we incurred net losses of $71,186, $49,597 and $27,840, respectively. We did not generate any revenues during such periods.

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

In structuring a particular business acquisition or combination, our company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. We may also purchase stock or assets of an existing business. We are unable to estimate the cost of a merger with an existing company or the acquisition of a business opportunity. However, the costs associated with a merger or the acquisition of a business opportunity will be borne by our company. In the event that we do not have sufficient working capital, our directors have agreed to undertake the costs associated with such a transaction. Once a transaction is complete, it is possible that our present management and shareholders will not be in a control position of our company. In addition, a majority or all of our officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of our shareholders.

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

Over the twelve month period ending November 30, 2006, we anticipate that we will incur approximately $50,000 in operating costs and the continued pursuit of identifying a suitable business opportunity or combination. We expect that any future funding requirements, if required, will be raised through private placements of our equity securities and/or debt financing.

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

Our company did not generate any revenues during fiscal 2005 or 2004. Our company continues to seek out a suitable business opportunity or business combination. Our management does not believe that we will be able to generate revenues until our company locates, acquires and develops a suitable business or until our company enters into a business combination with an entity that has a suitable pre-existing business.

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

Year ended November 30, 2005 Compared to Year ended November 30, 2004

The following table provides selected quarterly financial information for 2005 for our company:

	2005

	November 30	August 31	May 31	February 28
	(Unaudited)
Revenues	$Nil	$Nil	$Nil	$Nil

Net loss	(14,334)	(7,483)	(44,987)	(4,382)

Basic and Diluted earnings (loss) per share	(0.00)	(0.00)	(0.01)	(0.01)

We incurred a loss for the year ended November 30, 2005 of $71,186 or $(0.01) per share compared to a loss of $49,597 or $(0.02) per share for the year ended November 30, 2004. The increase in the net loss of fiscal 2005 as compared to fiscal 2004 was due to an increase in professional and regulatory fees.

Expenses were $71,173 for the fiscal year ended November 30, 2005, compared to $49,574 for fiscal 2004 and $27,824 for fiscal 2003. Expenses incurred in the fiscal year ended November 30, 2005 and in the quarter ended November 30, 2005 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash outflow for the year ended November 30, 2005 was $67,096 compared to a cash outflow of $145,150 for the year ended November 30, 2004. The decrease in cash outflow of our 2005 fiscal year end as compared to our 2004 fiscal year end was due to lower operating expenses and a decrease in the amount due to related parties. In June, 2004, we completed a private placement of 5,000,000 units at a price of $0.05 per unit for aggregate gross proceeds of $250,000. Each unit consisted of one common share and one share purchase warrant with each warrant entitling the holder to purchase one additional common share at a price of $0.10 per common share until June 18, 2007.

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

B.	Liquidity and Capital Resources

We have cash and cash equivalents of $78,276 as at November 30, 2005, compared to $145,372 and $222 as at November 30, 2004 and 2003, respectively. During the year ended November 30, 2005, we spent $67,096 on operations and had no cash inflows from financing activities, thereby decreasing our cash position from $145,372 at November 30, 2004 to $78,276 at November 30, 2005. Our company's normal operating expenses for the fiscal year ended November 30, 2005 of $71,173 included professional fees (accounting, administration and legal) of $53,741, transfer agent and regulatory fees of $5,553 and office and miscellaneous fees of $8,557.

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

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2006, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during fiscal 2005 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Operating Activities

Operating activities used cash of $67,096 for the year ended November 30, 2005 compared to $104,850 for the year ended November 30, 2004.

Investing Activities

Investing activities provided cash of $Nil for the year ended November 30, 2005, compared to $Nil for the year ended November 30, 2004.

Financing Activities

Financing activities provided cash of $Nil for the year ended November 30, 2005, compared to $250,000 for the year ended November 30, 2004.

Capital Resources

We anticipate that we will incur approximately $50,000 for operating expenses over the next twelve months, exclusive of any acquisition or development costs. These expenses include professional legal and accounting expenses associated with our company being a reporting issuer in the United States under the Securities Exchange Act of 1934 and a reporting issuer in British Columbia.

This estimate may increase if we are required to carry out due diligence investigations in regards to any prospective business opportunity or if the costs of negotiating acquisition agreements are greater than anticipated. We have cash in the amount of $78,276 and a working capital surplus in the amount of $67,366 as of November 30, 2005. This amount will enable our company to carry out our plan of operation for the next twelve months.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2006, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during the year ended November 30, 2005 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity. It is not possible to estimate such funding requirements until our company enters into a definitive agreement to either acquire a business or to enter into a business combination and participate in the business.

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

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations.

Cash and Cash Equivalents

Our company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At November 30, 2005 and 2004, cash consisted of cash held at banks.

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

Stock-Based Compensation

Effective January 1, 2002, our company accounted for all stock-based payments to non-employees, and employee awards that were direct awards of stock, called for settlement in cash or other assets, or were stock appreciation rights that called for settlement by the issuance of equity instruments, using the fair value based method. No compensation cost was recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options was credited to share capital. Our company presented in the notes to our financial statements the pro forma effect of accounting for these awards under the fair value based method.

Under the fair value based method, stock-based payments to non-employees were measured at the fair value of the equity instruments issued, or liability incurred. The fair value of stock-based payments to non-employees is recognized over the vesting period and in the same manner as if our company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

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

Effective for fiscal years beginning on or after January 2002, public companies were required to adopt the recommendation of the Canadian Institute of Chartered Accountants regarding accounting for Canadian stock-based Compensation. That recommendation required that all stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permitted our company to continue its policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. Our company had voluntarily adopted this new policy for its year ended November 30, 2004. This application was applied prospectively.

There has been no effect on the financial statements as a result of this change in accounting policy as our company has not granted any share purchase options subsequent to January 1, 2002.

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

Financial Instruments

The carrying value of our company's financial instruments, consisting of cash, accounts payable and accrued liabilities and due to related parties approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that our company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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

F.	Contractual Obligations

We do not have any contractual obligations.

ITEM 6	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Name and Age	Present Position with our Company	Date of Commencement of Office with our Company
Richard Coglon(1) (46)	Director Secretary President	November 26, 2001 March 16, 2004 May 26, 2004

Randy Buchamer(1) (49)	Director Chief Financial Officer	March 16, 2004 March 16, 2004
Anthony Knott(1) (58)	Director	April 21, 2005

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

In 1995, Mr. Coglon co-founded Velvet Exploration Ltd., a start-up oil exploration and production company. Velvet was listed on the Toronto Stock Exchange and sold in August of 2001 in a "friendly takeover transaction" with El Paso Energy. Mr. Coglon was the President and a director of Heartland Oil and Gas Corp. during its exploration phase, a company that has a class of shares registered under the Securities Exchange Act of 1934, from September 18, 2002 until January 1, 2006, when Heartland matured from the exploration of its Kansas CBM projects into commercial production.

Randy Buchamer

Mr. Buchamer serves as a director and officer of Voice Mobility International, Inc., a company that has a class of shares registered under the Securities Exchange Act of 1934. Mr. Buchamer has been the Chief Executive Officer and director of Voice Mobility International, a unified communications company, since August 21, 2001. Mr. Buchamer was a self-employed business consultant from April 2000 to August 2001. Mr. Buchamer has been a director of User Friendly Media from September 2000. From October 24, 2002 to May 2, 2005, Mr. Buchamer was a director of Heartland Oil and Gas Corp. From March 1999 to April 2000 Mr. Buchamer was the managing director, operations of The Jim Pattison Group and was responsible for supporting the operations of the companies owned by The Jim Pattison Group. Prior to joining The Jim Pattison Group, Mr. Buchamer was the Vice-President and Chief Operating Officer for Mohawk Oil from March 1988 to March 1999.

Mr. Buchamer holds an Executive Management Development Degree (Condensed EMBA) from Simon Fraser University and attended the University of Illinois, Chicago taking Business Administration (Marketing and Finance).

Anthony Knott

Mr. Knott is currently the President and Chief Executive Officer of Central Coast Power Corp., a position he has held since 1985. Central Coast Power Corp. is an electrical utility generating and distributing hydro generated power company. He is also the managing director of Spirit Trawl Corp. and Spirit Fishing Ltd. During 1996/1997, he was the President of International Power Corp. In addition to his position as a director of our company, Mr. Knott was a director of Muskox Minerals Corp., a public company traded on the TSX Venture Exchange, from November 30, 1999 to December 2003.

Family Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.	Compensation

None of our directors or executive officers was paid or earned compensation for performing their respective duties during the fiscal year ended November 30, 2005.

No cash compensation was paid to any of our directors for director's services as a director during the fiscal year ended November 30, 2005. We have no standard arrangement pursuant to which directors are compensated by us for their services in their capacity as directors except for the granting from time to time of incentive stock options.

As at the fiscal year ended November 30, 2005, we have no options outstanding. We do not have a formal stock option plan or any informal plan to pay compensation to directors, officers or employees by way of options. Despite having no formal stock option plan, we have historically issued stock options to our officers and directors in lieu of cash compensation and as an incentive to continue to achieve the objectives of our shareholders.

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

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board or a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board. Our board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments for the fiscal year ended November 30, 2005.

C.	Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on April 21, 2005, and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the British Columbia Business Corporations Act.

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

During the fiscal years ended November 30, 2005, 2004 and 2003, we did not have any employees other than our officers. We do not currently have any paid employees and we have not experienced a significant change in the number of people we employ.

E.	Share Ownership

As of May 10, 2006, there were 6,058,259 common shares of our company issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name Office Held	Number of Common Shares Beneficially Owned	Percentage
Richard Coglon President, Secretary and Director	2,900,000 (1)	34.3%
Randy Buchamer Chief Financial Officer and Director	Nil	Nil
Anthony Knott Director	98,497	1.6%

(1) Richard Coglon holds 500,000 common shares of our company and 2,400,000 share purchase warrants. The share purchase warrants were issued pursuant to a Subscription Agreement dated June 19, 2004, as part of a private placement offering of 5,000,000 units at a price per unit of $0.05. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of $0.10 per share until June 18, 2007.

ITEM 7	Major Shareholders and Related Party Transactions
A.	Major Shareholders

As of May 10, 2006, there were 6,058,259 common shares of our company issued and outstanding. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of May 10, 2006:

Name	Amount Owned	Percent of Class
Richard Coglon	2,900,000	34.3%

Richard Coglon holds 500,000 common shares and 2,400,000 share purchase warrants. During fiscal 2004, Mr. Coglon's percentage ownership of our company's common shares increased from 22.5% to 56.7% as a result of the acquisition of common shares and share purchase warrants in a private placement transaction. Mr. Coglon acquired 2,400,000 share purchase warrants pursuant to a Subscription Agreement dated June 19, 2004, as part of a private placement offering of 5,000,000 units at a price of $0.05 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of $0.10 per share until June 18, 2007. Subsequent to the issuance of the private placement, Mr. Coglon reduced his share ownership from 2,400,000 common shares to 500,000 common shares.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company's shares who are not major shareholders.

As of May 10, 2006, Computershare, our registrar and transfer agent, reported that of the company's 6,058,259 issued and outstanding common shares, 5,963,252 common shares were registered to Canadian residents (22 shareholders), 69,721 common shares were registered to residents of the United States (14 shareholders) and 25,286 common shares were registered to residents of other countries (2 shareholders).

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

1.       In fiscal 2005, our company paid or accrued $6,000 for office rent to a company with a common director, which is included in office and miscellaneous expenses. In fiscal 2004 and 2003, our company paid $3,000 and $Nil respectively for such expenses.

2.       In fiscal 2005, our company incurred $Nil for office rent to a company of which a former director of our company is the President, which is included in office and miscellaneous expenses. In fiscal 2004 and 2003, our company paid $Nil and $3,000 respectively for such expenses.

3.       In fiscal 2005, our company incurred $Nil in administration and accounting fees to a company of which a director of our company is President, which is included in office and miscellaneous expenses and professional fees. In fiscal 2004 and 2003, our company paid $Nil and $4,778 respectively for such expenses.

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

Financial Statements filed as part of this Annual Report

- Report of Independent Registered Public Accounting Firm dated March 22 2006, together with Comments by Auditor for US Readers in Canada – US Reporting Conflict;

- Balance Sheets at November 30, 2005 and 2004;

- Statements of Operations for the years ended November 30, 2005, 2004 and 2003 and for the period June 22, 1983 (Date of Inception) to November 30, 2005;

- Statements of Cash Flows for the years ended November 30, 2005, 2004 and 2003 and for the period June 22, 1983 (Date of Inception) to November 30, 2005;

- Statement of Shareholder's Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2005; and

- Notes to Financial Statements.

The audited financial statements for the years ended November 30, 2005, 2004 and 2003 can be found under Item 18 "Financial Statements".

Significant Changes

No significant change has occurred in our company's financial statements since the financial year ended November 30, 2005.

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

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

	TSX Venture Exchange		OTC Bulletin Board
Year Ended	High	Low	High	Low
November 30, 2001	$0.75	$0.28	N/A	N/A
November 30, 2002	N/A	N/A	US $0.30	US $0.05
November 30, 2003	N/A	N/A	US $0.07	US $0.04
November 30, 2004	N/A	N/A	US $1.70	US $0.05
November 30, 2005	N/A	N/A	US $1.00	US $0.25

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board
Quarter Ended	High	Low
February 28, 2004	US $0.05	US $0.05
May 31, 2004	US $0.25	US $0.05
August 31, 2004	US $1.70	US $0.25
November 30, 2004	US $0.25	US $0.25
February 28, 2005	US $0.25	US $0.25
May 31, 2005	US $1.00	US $0.25
August 31, 2005	US $0.25	US $0.25
November 30, 2005	US $0.25	US $0.25

The high and low market prices of our common shares for each of the most recent six months, from October, 2005 through March, 2006, on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board
Month Ended	High	Low
October 31, 2005	US $0.25	US $0.25
November 30, 2005	US $0.25	US $0.25
December 31, 2005	US $0.15	US $0.15
January 31, 2006	US $0.15	US $0.15
February, 2006	US $0.15	US $0.15
March, 2006	US $0.15	US $0.15

B.	Plan of Distribution

Not applicable.

C.	Markets

Since April 19, 2001, our common shares have been quoted exclusively on the Over-the-Counter Bulletin Board.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10	Additional Information
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are incorporated under the laws of the Province of British Columbia, Canada and have been assigned incorporation number 265693.

On March 29, 2004, the Business Corporations Act came into force in British Columbia. The new act impacts British Columbia companies by modernizing and streamlining company law in British Columbia. In order to take advantage of the provisions under the Business Corporations Act, our company sought and obtained shareholder approval at our shareholders meeting on April 21, 2005 for the removal of our pre-existing company provisions in our former Articles and the adoption of new Articles under the Business Corporations Act.

Our Articles do not contain a description of our objects and purposes.

Our Articles do not restrict a director's power to vote on a proposal, arrangement or contract in which the director is materially interested, vote compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. Under our Articles, there is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

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

Our Articles state that the rights attaching to our common shares and preference shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of our common and preference shares.

At each annual general meeting of our company, all of our directors retire and the shareholders elect a new board of directors. Each director holds office until our next annual general meeting, or until his office is earlier vacated in accordance with our Articles or with the provisions of the British Columbia Business Corporations Act. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our Articles provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our board of directors may from time to time determine.

Under our Articles, the holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition.

Under our Articles, and subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Our Articles state that our directors, the President, the Secretary, and any lawyer or auditor of our company are entitled to attend any meeting of our shareholders.

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents.

There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares, and United States Federal securities laws require the disclosure in our annual report on Form 20-F of holders who own more than 5% of our issued and outstanding shares.

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being November 30, 2005, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's President and our company's Chief Financial Officer. Based upon that evaluation, our company's President and our company's Chief Financial Officer concluded that our company's disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no significant changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the Securities and

Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our President and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16	Reserved
ITEM 16A	Audit Committee Financial Expert

Our board has determined that we do not have a member of our audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B. We believe that the members of our board of directors, who are the same members of our audit committee, are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

Our board of directors has determined that Anthony Knott qualifies as an "independent" member of our audit committee as that term is defined in Rule 4350(d) of the Marketplace Rules of the NASD. The two remaining members of our audit committee are not "independent" as defined in Rule 4350(d) of the Marketplace Rules of the NASD. We believe that having an audit committee financial expert and an audit committee that consists entirely of independent directors would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

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

Audit Fees

Our board appointed Amisano Hanson, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal years ended November 30, 2004 and November 30, 2005. The aggregate of fees billed by Amisano Hanson, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal years ended 2004 and 2005 were $11,600 and $5,000, respectively.

Audit Related Fees

For the fiscal years ended November 30, 2004 and November 30, 2005, the aggregate fees billed for assurance and related services by Amisano Hanson, Chartered Accountants, relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $Nil and $Nil, respectively.

Tax Fees

For the fiscal years ended November 30, 2004 and November 30, 2005, the aggregate fees billed for tax compliance, tax advice and tax planning by Amisano Hanson, Chartered Accountants, was $Nil and $Nil, respectively.

All Other Fees

For the fiscal year ended November 30, 2005, the aggregate fees billed by Amisano Hanson, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $Nil.

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

ITEM 16D.	Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E	Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17	Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18	Financial Statements

Financial Statements Filed as Part of this Annual Report:

-	Report of Independent Registered Public Accounting Firm dated March 22, 2006, together with Comments by Auditor for US Readers on Canada - US Reporting Conflict;
-	Balance Sheets at November 30, 2005 and 2004;
-	Statements of Operations for the years ended November 30, 2005, 2004 and 2003 and for the period June 22, 1983 (Date of Inception) to November 30, 2005;
-	Statements of Cash Flows for the years ended November 30, 2005, 2004 and 2003 and for the period June 22, 1983 (Date of Inception) to November 30, 2005;
-	Statement of Shareholders' Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2005; and

-	Notes to Financial Statements.

Bradner Ventures Ltd.

(A Development Stage Company)

Financial Statements

(Expressed in Canadian dollars)

November 30, 2005, 2004, 2003

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Bradner Ventures Ltd.

We have audited the balance sheets of Bradner Ventures Ltd. as at November 30, 2005 and 2004 and the statements of operations, cash flows and shareholders' equity (deficiency) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	"AMISANO HANSON"
March 22, 2006	Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the development stage and is searching for suitable business opportunities, which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated March 22, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	"AMISANO HANSON"
March 22, 2006	Chartered Accountants

750 West Pender Street, Suite 604	Telephone: 604-689-0188
Vancouver Canada	Facsimile: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

Bradner Ventures Ltd.

(A Development Stage Company)

Balance Sheets

November 30, 2005 and 2004

(Expressed in Canadian dollars)

ASSETS

Current Assets

Cash	78,276	145,372
Other current assets	1,844	401

Total Assets	80,120	145,773

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable and accrued liabilities	12,754	7,221

	12,754	7,221

Stockholders' Equity

Capital Stock (Notes 3 and 4) Authorized: 75,000,000 common shares, without par value 25,000,000 preferred shares, without par value Issued: 6,058,526 common shares	4,279,498	4,279,498

Deficit Accumulated During the Development Stage	(4,212,132)	(4,140,946)

Total Stockholders' Equity	67,366	138,552

Total Liabilities and Stockholders' Equity	80,120	145,773

Nature and Continuance of Operations (Note 1)

Commitments (Note 4)

Approved on behalf of the Board:

"Richard Coglon"	"Randy Buchamer"
Director	Director

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statements of Operations

For the years ended November 30, 2005, 2004 and 2003

And for the period June 22, 1983 (Date of Inception) to November 30, 2005

(Expressed in Canadian dollars)

	Accumulated from June 22, 1983 (Date of Inception) to November 30, 2005 $

		Years ended November 30,
		2005 $	2004 $	2003 $

EXPENSES
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Bank charges and interest (recovery)	63,270	221	280	(2,077)
Consulting and secretarial	205,016	–	–	–
Finders' fees	180,727	–	–	–
Management fees	337,781	–	–	–
Mineral property expenses	50,620	–	–	–
Office and miscellaneous (Note 3)	129,984	8,557	4,224	3,493
Professional fees (Note 3)	760,738	53,741	31,801	17,509
Shareholder information	88,265	3,101	3,024	2,622
Transfer agent and regulatory fees	157,603	5,553	10,245	6,277
Travel and promotion	76,952	–	–	–
Write-down of mineral property	1,456,807	–	–	–

	3,510,106	71,173	49,574	27,824

OTHER ITEMS
Interest income	(25,440)	–	–	–
Gain on settlement of debt	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Foreign exchange (gain) loss	(1,699)	13	23	16
Loss on sale of capital assets	344	–	–	–
Loss on sale of long-term investment	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of long-tem investment	649,459	–	–	–

	702,026	13	23	16

Net Loss for the Period	(4,212,132)	(71,186)	(49,597)	(27,840)

Net Loss Per Share – Basic and Diluted		(0.01)	(0.02)	(0.03)

Weighted Average Number of Shares Outstanding		6,058,256	3,304,832	1,058,256

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statements of Cash Flows

for the years ended November 30, 2005, 2004 and 2003

and for the period June 22, 1983 (Date of Inception) to November 30, 2005

(Expressed in Canadian dollars)

	Accumulated from June 22, 1983 (Date of Inception) to November, 2005 $

		Years ended November 30,
		2005 $	2004 $	2003 $
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(4,212,132)	(71,186)	(49,597)	(27,840)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Finders' fees	114,932	–	–	–
Gain on debt settlement	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Loss on sale of capital assets	344	–	–	–
Loss on sale of investments	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of mineral property	1,468,807	–	–	–
Write-down of long-term investment	649,459	–	–	–
Changes in non-cash working capital items related to operations:
Decrease (increase) in taxes recoverable	(1,378)	(729)	(309)	164
Decrease (increase) in prepaid expenses	(714)	(714)	–	500
Increase (decrease) in accounts payable and accrued liabilities	474,622	5,533	(14,923)	24,719
Decrease in due to related parties	(40,021)	–	(40,021)	–

Net cash used in operating activities	(1,464,376)	(67,096)	(104,850)	(2,457)

FINANCING
Advances to affiliate	(224,042)	–	–	–
Capital stock issued for cash	3,419,522	–	250,000	–

Net cash flows provided by financing activities	3,195,480	–	250,000	–

INVESTING
Purchase of capital assets	(3,038)	–	–	–
Expenditures on mineral properties	(1,121,172)	–	–	–
Proceeds from disposal of capital assets	600	–	–	–
Purchase of investments	(310,025)	–	–	–
Advances to affiliate	(584,304)	–	–	–
Proceeds on disposal of investments	365,111	–	–	–

Net cash flows used in investing activities	(1,652,828)	–	–	–

NET CASH INFLOW (OUTFLOW)	78,276	(67,096)	(145,150)	(2,457)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	–	145,372	222	2,679

CASH AND CASH EQUIVALENTS, END OF PERIOD	78,276	78,276	145,372	222

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Shareholders' Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2005

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – June 22, 1983 (Date of Inception)	–	–	–	–

Net loss for the period	–	–	–	–

Balance – November 30, 1983	–	–	–	–

Shares issued for cash:
- at $0.35 per share	21,429	7,500	–	7,500
- at $5.25 per share	6,286	33,000	–	33,000

Net loss for the year	–	–	–	–

Balance – November 30, 1984	27,714	40,500	–	40,500

Shares issued for cash at $14.175 per share	14,286	202,500	–	202,500

Shares allotted for cash at $10.50 per share	7,143	75,000	–	75,000

Shares issued for acquisition of mineral property at $5.25 per share	714	3,750	–	3,750

Net loss for the year	–	–	(60,415)	(60,415)

Balance – November 30, 1985	49,857	321,750	(60,415)	261,335

Share subscriptions refunded at $10.50 per share	(2,770)	(29,090)	–	(29,090)

Net loss for the year	–	–	–	–

Balance – November 30, 1986	47,087	292,660	(60,415)	232,245

Shares issued for cash at $15.75 per share	2,429	38,250	–	38,250

Net loss for the year	–	–	(146,697)	(146,697)

Balance – November 30, 1987	49,515	330,910	(207,112)	123,798

Net loss for the year	–	–	(140,613)	(140,613)

Balance – November 30, 1988	49,515	330,910	(347,725)	(16,815)

Shares issued for settlement of debt at $18.90 per share	1,286	24,300	–	24,300

Private placement at $10.50 per share	4,286	45,000	–	45,000

Exercise of options at $15.75 per share	343	5,400	–	5,400

Net loss for the year	–	–	(17,337)	(17,337)

Balance – November 30, 1989	55,430	405,610	(365,062)	40,548

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Shareholders' Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2005

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 1989	55,430	405,610	(365,062)	40,548

Shares issued for acquisition of mineral property at $70.00 per share	714	50,000	–	50,000

Shares issued for finder's fee:
- at $17.50 per share	1,429	25,000	–	25,000
- at $70.00 per share	571	40,000	–	40,000

Shares issued for exercise of options:
- at $12.25 per share	2,857	35,000	–	35,000
- at $17.50 per share	143	2,500	–	2,500
- at $24.50 per share	1,429	35,000	–	35,000
- at $26.50 per share	2,686	70,500	–	70,500
- at $38.85 per share	286	11,100	–	11,100

Net loss for the year	–	–	(118,112)	(118,112)

Balance – November 30, 1990	65,544	674,710	(483,174)	191,536

Shares issued for acquisition of mineral property:
- at $63.00 per share	2,857	180,000	–	180,000
- at $96.95 per share	881	85,366	–	85,366

Private placement at $54.60	657	35,880	–	35,880

Exercise of warrants at $14.00 per share	1,429	20,000	–	20,000

Shares issued for exercise of options:
- at $24.50 per share	571	14,000	–	14,000
- at $26.25 per share	857	22,500	–	22,500
- at $54.25 per share	1,691	91,760	–	91,760
- at $66.85 per share	1,171	78,310	–	78,310

Shares issued for finder's fee:
- at $52.50 per share	714	37,500	–	37,500
- at $58.8 per share	272	16,017	–	16,017
- at $96.95 per share	109	10,565	–	10,565

Net loss for the year	–	–	445,784	445,784

Balance – November 30, 1991	76,755	1,266,608	(37,390)	1,229,218

Shares issued for exercise of options:
- at $54.25 per share	594	32,240	–	32,240
- at $66.85 per share	134	8,977	–	8,977

Shares issued for finder's fees at $52.50 per share	714	37,500	–	37,500

Net loss for the year	–	–	(788,460)	(788,460)

Balance – November 30, 1992	78,197	1,345,325	(825,850)	519,475

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Shareholders' Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2005

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 1992	78,197	1,345,325	(825,850)	519,475

Shares issued for acquisition of mineral property:
- at $14.00 per share	714	10,000	–	10,000
- at $17.50 per share	1,429	25,000	–	25,000
- at $21.00 per share	714	15,000	–	15,000

Shares issued for finder's fee at $52.50 per share	1,271	13,350	–	13,350

Private placement at $10.50 per share	14,286	150,000	–	150,000

Shares issue for settlement of debt at $10.85 per share	7,296	79,166	–	79,166

Shares issued for exercise of options:
- at $11.20 per share	7,096	79,470	–	79,470
- at $21.7 per share	4,419	95,901	–	95,901

Net loss for the year	–	–	(754,698)	(754,698)

Balance – November 30, 1993	115,423	1,813,212	(1,580,548)	232,664

Shares issued for settlement of debt at $9.10 per share	12,368	112,553	–	112,553

Exercise of options at $10.15 per share	571	5,800	–	5,800

Exercise of warrants at $10.50 per share	829	8,700	–	8,700

Net loss for the year	–	–	(201,255)	(201,255)

Balance – November 30, 1994	129,191	1,940,265	(1,781,803)	158,462

Shares issued for exercise of options:
- at $8.40 per share	8,635	72,536	–	72,536
- at $10.15 per share	3,250	32,986	–	32,986
- at $10.85 per share	940	10,199	–	10,199
- at $11.55 per share	1,571	18,150	–	18,150
- at $14.70 per share	6,262	92,046	–	92,046
- at $17.50 per share	2,943	51,500	–	51,500

Shares issued for exercise of warrants:
- at $9.80 per share	8,571	84,000	–	84,000
- at $12.25 per share	14,729	180,425	–	180,425

Shares issued for private placements:
- at $9.80 per share	8,571	84,000	–	84,000
- at $15.75 per share	2,857	45,000	–	45,000

Shares issued for acquisition of mineral property at $15.75 per share	1,429	22,500	–	22,500

Net loss for the year	–	–	(304,564)	(304,564)

Balance – November 30, 1995	188,949	2,633,607	(2,086,367)	547,240

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Shareholders' Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2005

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 1995	188,949	2,633,607	(2,086,367)	547,240

Shares issued for acquisition of mineral property at $21.00 per share	571	12,000	–	12,000

Exercise of warrants at $15.75 per share	2,857	45,000	–	45,000

Private placement at $10.50 per share	4,286	52,500	–	52,500

Shares issued for exercise of options:
- at $17.50 per share	4,743	82,998	–	82,998
- at $18.55 per share	714	13,250	–	13,250
- at $20.65 per share	2,857	59,000	–	59,000

Net loss for the year	–	–	(102,055)	(102,055)

Balance – November 30, 1996	204,978	2,898,355	(2,188,422)	709,933

Shares issued for acquisition of mineral property at $8.75 per share	714	6,250	–	6,250

Shares issued for exercise of options:
- at $9.10 per share	7,571	68,900	–	68,900
- at $10.5 per share	1,429	15,000	–	15,000
- at $13.55 per share	4,286	46,500	–	46,500

Net loss for the year	–	–	(150,318)	(150,318)

Balance – November 30, 1997	218,978	3,035,005	(2,338,740)	696,265

Shares issued for cash at $5.25 per share	3,143	16,500	–	16,500

Shares issued for settlement of debt at $5.25 per share	10,123	53,144	–	53,144

Share issuance costs		(2,452)	–	(2,452)

Net loss for the year	–	–	(512,408)	(512,408)

Balance – November 30, 1998	232,243	3,102,197	(2,851,148)	251,049

Shares issued for settlement of debt at $5.25 per share	11,667	61,252	–	61,252

Net loss for the year	–	–	(369,731)	(369,731)

Balance – November 30, 1999	243,910	3,163,449	(3,220,879)	(57,430)

Shares issued for settlement of debt at $0.75 per share	123,441	92,581	–	92,581

Private placement at $0.95 per share	340,000	323,000	–	323,000

Share issuance costs		(1,498)	–	(1,498)

Net loss for the year	–	–	(91,248)	(91,248)

Balance – November 30, 2000	707,352	3,577,532	(3,312,127)	265,405

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Shareholders' Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2005

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 2000	707,352	3,577,532	(3,312,127)	265,405

Shares issued for cash at $1.60 per share	25,000	40,000	–	40,000

Exercise of warrants at $1.25 per share	155,958	194,947	–	194,947

Net loss for the year	–	–	(489,432)	(489,432)
				–
Balance – November 30, 2001	888,309	3,812,479	(3,801,559)	10,920

Shares issued for cash at $1.60 per share	25,000	39,435	–	39,435

Exercise of options at $1.05 per share	18,000	18,900	–	18,900

Exercise of warrants at $1.25 per share	126,947	158,684	–	158,684

Net loss for the year	–	–	(261,950)	(261,950)

Balance – November 30, 2002	1,058,256	4,029,498	(4,063,509)	(34,011)

Net loss for the year	–	–	(27,840)	(27,840)

Balance – November 30, 2003	1,058,256	4,029,498	(4,091,349)	(61,851)

5:1 rollback during period (retroactively stated)		–	–	–

Units issued for cash at $0.05 per unit	5,000,000	250,000	–	250,000

Net loss for the year	–	–	(49,597)	(49,597)

Balance – November 30, 2004	6,058,256	4,279,498	(4,140,946)	138,552

Net loss for the year	–	–	(71,186)	(71,186)

Balance – November 30, 2005	6,058,256	4,279,498	(4,212,132)	67,366

The accompanying notes are an integral part of these financial statements

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 22, 1983 and is currently in the business of seeking and identifying suitable business opportunities or business combinations in Canada. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statement of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to November 30, 2005.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2005 the Company had not yet achieved profitable operations, has accumulated losses of $4,212,132 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

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

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and are stated in Canadian dollars. Excepted as disclosed in Note 6, these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At November 30, 2005 and 2004, cash consisted of cash held at banks.

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

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock – Based Compensation

Effective for the fiscal years beginning on or after January 1, 2002, public companies were required to adopt the recommendation of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. That recommendation required that compensation costs attributable to stock options granted to employees, contractors, directors and officers be accounted for at fair value at the grant date and recorded to stock based compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. However, the standard permitted the Company to continue its policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company had voluntarily adopted this new policy for its year ended November 30, 2004. This application was applied prospectively.

There has been no effect on the financial statements as a result of this change in accounting policy as the Company has not granted any share purchase options subsequent to January 1, 2002.

Basic and Diluted Net Loss Per Share

Basic loss per share is computed by dividing net loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock by application of the treasury stock method and the effect of convertible securities by the "if-converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash and accounts payable and accrued liabilities, approximate their fair values due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

3.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are in the normal course of operations and are measured at the exchange amount.

a)	The Company paid or accrued $6,000 (2004 - $3,000; 2003 - $Nil) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

The Company incurred $Nil (2004 - $Nil; 2003 - $3,000) for office rent to a company of which a former director of the Company is the president, which is included in office and miscellaneous expenses.

b)

The Company incurred $Nil (2004 - $Nil; 2003 - $4,778) in administration and accounting fees to a company of which a director of the Company is president, which is included in office and miscellaneous expenses and professional fees.

c)

During the year ended November 30, 2004, the Company issued 2,400,000 units at $0.05 per unit, consisting of one share of common stock and one purchase warrant, to the President of the Company pursuant to a private placement.

These transactions are in the normal course of operations and are measured at the exchange amount.

4.	CAPITAL STOCK – Note 3

The following capital transactions occurred during the year ended November 30, 2005, 2004 and 2003:

a)

The Company declared a five-for-one reverse stock split, pursuant to a directors' resolution dated March 16, 2004. The Company has retroactively restated the number of shares outstanding in prior years to account for the reverse stock split. The weighted average number of shares outstanding for the year ended November 30, 2003, has been retroactively restated for the purposes of calculating basic and fully diluted loss per share.

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

4.	CAPITAL STOCK (continued)

The following is a summary of the activity of the stock option plan during the fiscal years ending 2005, 2004, and 2003:

	November 30, 2005		November 30, 2004		November 30, 2003
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Balance, beginning of year	–	–	50,000	$ 0.23	50,000	$ 0.23
Granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Forfeited / Cancelled	–	–	(50,000)	$ 0.23	–	–

Balance, end of year	–	–	–	–	50,000	$ 0.23

Warrants

During the year ended November 30, 2004, 125,000 warrants exercisable at US $0.25 per share expired unexercised.

During the year ended November 30, 2004, the Company issued 250,000 warrants pursuant to a private placement. Each warrant is exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share.

At November 30, 2005 the Company had 5,000,000 warrants outstanding, which are exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share.

5.	INCOME TAXES

As at November 30, 2005, the Company has accumulated Canadian exploration costs totaling $916,000, non-capital losses totaling $485,571 and capital losses totaling $734,000, which may be carried forward to apply against future years income for Canadian income tax purposes. Potential benefits of these losses and exploration costs have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize in future years. The non-capital losses expire as follows:

2007	$ 97,882
2008	72,024
2009	98,432
2010	68,646
2011	27,840
2014	49,574
2015	71,173

$ 485,571

5.	INCOME TAXES (continued)

A reconciliation of income taxes at statutory tax rates with reported taxes are as indicated below:

	2005 $	2004 $	2003 $

Losses before income taxes	71,173	49,574	27,840

Expected income tax recovery at statutory tax rates of 35.62% (2004 – 37.62%; 2003 – 37.62%)	25,356	18,658	10,473

Unrecognized benefit of non-capital losses	(25,356)	(18,658)	(10,473)

Unrecognized benefit of capital losses	–	–	–

	–	–	–

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

Details of future tax assets are as follows:

	2005 $	2004 $	2003 $

Future tax assets:

Non-capital loss carryforwards	172,960	195,804	233,200

Exploration expenses	326,279	344,519	344,519

Capital loss carryforwards	130,725	138,013	138,013

	629,964	678,336	715,732

Valuation allowance	(629,964)	(678,336)	(715,732)

	–	–	–

6.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

Dated : May 31, 2006