Form 20-F
period 2006-11-30
BRADNER VENTURES LTD
filed 2007-06-26
CIK 1123839

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2006

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

There were 6,058,256 common shares, without par value, issued and outstanding as of November 30, 2006.

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

☒ YES	[	NO

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

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended November 30, 2006. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. The information presented below for the five year period ended November 30, 2006 is derived from our audited financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects". The data is presented in Canadian dollars.

Selected Financial Data

(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended November 30 (Audited)

CANADIAN GAAP	2006	2005	2004	2003	2002
Net Sales or Operating Revenue	-	-	-	-	-
Total Expenses	58,119	$71,173	$49,574	$27,824	$70,206
Amortization and Asset Write-down(1)	-	-	-	-	$193,304
Income (Loss) From Operations	-	-	-	-	-
Other Income	-	-	-	-	$1,526
Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) for the year	$(58,145)	$(71,186)	$(49,597)	$(27,840)	$(261,950)
Net Income (Loss) from Operations per Common Share	$(0.01)	$(0.01)	$(0.02)	$(0.03)	$(0.26)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$18,020	$80,120	$145,773	$314	$3,435
Total Stockholders' Equity (Deficit)	$9,221	$67,366	$138,552	$(61,851)	$(34,011)
Capital Stock	$4,279,498	$4,279,498	$4,279,498	$4,029,498	$4,029,498
Number of Common Shares (adjusted to reflect changes in capital)	6,058,256	6,058,526	6,058,256	5,291,284	5,291,284
Diluted Net Income per Common Share	$(0.01)	$(0.01)	$(0.02)	$(0.03)	$(0.26)
Long-Term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

(1)             Reported as “Write-down of advances to affiliate” in the Statements of Operations for the years ended November 30, 2006, 2005 and 2004.

Selected Financial Data

(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended November 30 (Audited)

UNITED STATES GAAP	2006	2005	2004	2003	2002
Net Sales or Operating Revenue	-	-	-	-	-
Total Expenses	$58,119	$71,173	$49,574	$27,824	$70,206
Amortization and Asset Write-down(1)	-	-	-	-	$193,304
Income (Loss) From Operations	-	-	-	-	-
Other Income	-	-	-	-	$1,526
Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) for the year	$(58,145)	$(71,186)	$(49,597)	$(27,840)	$(261,950)

Net Income (Loss) from Operations per Common Share	$(0.01)	$(0.01)	$(0.02)	$(0.03)	$(0.26)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$18,020	$80,120	$145,773	$314	$3,435
Total Stockholders' Equity (Deficit)	$9,221	$67,366	$138,552	$(61,851)	$(34,011)
Capital Stock	$4,279,498	$4,279,498	$4,279,498	$4,029,498	$4,029,498
Number of Common Shares (adjusted to reflect changes in capital)	6,058,526	6,058,526	6,058,256	5,291,284	5,291,284
Diluted Net Income per Common Share	$(0.01)	$(0.01)	$(0.02)	$(0.03)	$(0.26)
Long-term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

(1)             Reported as “Write-down of advances to affiliate” in the Statements of Operations for the years ended November 30, 2006, 2005 and 2004.

Reconciliation to United States Generally Accepted Accounting Principles

There are no material differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles on the balance sheets and statements of operations and cash flows of our company.

Disclosure of Exchange Rate History

On June 1, 2007, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York was $1.0602.

For the past five fiscal years ended November 30, 2006 and for the monthly periods between December 1, 2006 and June 1, 2007, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars and based upon the exchange rate as determined above:

Year/Month End	Average	Low/High
November 30, 2002	$1.5703	not applicable
November 30, 2003	$1.3130	not applicable
November 30, 2004	$1.3094	not applicable
November 30, 2005	$1.2163	$1.607/$1.2703
November 30, 2006	$1.1347	$1.736/$1.0991
December 2006	$1.1532	$1.1652/$1.1415
January 2007	$1.1762	$1.1824/$1.1647
February 2007	$1.1709	$1.1852/$1.1586
March 2007	$1.1681	$1.1810/$1.1530
April 2007	$1.1349	$1.1583/$1.1068
May 2007	$1.095	$1.1136/$1.0701

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

In the past, we have incurred substantial net losses. For the year ended November 30, 2006, we incurred net losses of $58,145, and for the year ended November 30, 2005, we incurred net losses of $71,186. We also have an accumulated deficit of $4,270,277 as at November 30, 2006. At this time, our ability to generate any revenues is uncertain. As we do not have sufficient funds to finance our daily operating costs for the next twelve months, we will require additional funds to finance the acquisition of a suitable business opportunity or complete a business combination. We do not expect to generate any revenues for the foreseeable future. Accordingly, we will require additional funds, either from equity or debt financing, to maintain our daily operations in the future and to locate, acquire and develop a suitable business opportunity or complete a business combination. Obtaining additional financing is subject to a number of factors, including investor acceptance of any business we may acquire or combine with in the future and general investor sentiment. Financing, therefore, may not be available on acceptable terms, if at all. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital, however, will result in the dilution of existing shareholders. If we are unable to raise additional funds, we may be forced to delay our plan of operation and our entire business may fail.

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

While seeking to acquire a business opportunity, management anticipates devoting up to 100 hours per month to the business of our company. Our officers have not entered into written employment agreements with our company with respect to our proposed plan of operation and are not expected to do so in the foreseeable future. We have not obtained “key man” life insurance with regard to our officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect the development of our business and our continuing operations.

The loss of Richard Coglon and Randy Buchamer may affect our company's ability to identify a suitable business opportunity or enter into a suitable business operation.

We consider that any of our current management team, including Richard Coglon and Randy Buchamer, are vital to our continued operations. The loss of the services of any of these individuals, for any reason, may have a material adverse effect on our operations and our ability to locate, acquire and develop a suitable business opportunity or business combination. There can be no assurance that we will be able to find suitable replacements for such persons. Furthermore, we do not maintain "key man" life insurance on the lives of these individuals. To the extent that the services of any of these individuals become unavailable, we will be required to retain other qualified persons. There can be no assurance, however, that we will be able to find such persons, or to attract such persons to our company upon acceptable terms.

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

Over the twelve month period ending November 30, 2007, we anticipate that we will incur approximately $50,000 in operating costs and the continued pursuit of identifying a suitable business opportunity or combination. We do not have sufficient funds to cover our estimated daily operating costs during the next twelve months and as we have not generated any revenues to date, we will be required to raise additional funding through private placements of our equity securities and/or debt financing. In addition, any business combination or business opportunity that we may elect to enter into may require that we raise additional financing. We anticipate that we would secure any additional financing necessary through a private placement of our common shares.

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

B.	Business Overview

For the fiscal years ended November 30, 2006, 2005 and 2004, we incurred net losses of $58,145, $71,186 and $49,597, respectively. We did not generate any revenues during such periods.

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

Over the twelve month period ending November 30, 2007, we anticipate that we will incur approximately $50,000 in operating costs and the continued pursuit of identifying a suitable business opportunity or combination. We expect that any future funding requirements, if required, will be raised through private placements of our equity securities and/or debt financing.

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

Our company did not generate any revenues during fiscal 2006 or 2005. Our company continues to seek out a suitable business opportunity or business combination. Our management does not believe that we will be able to generate revenues until our company locates, acquires and develops a suitable business or until our company enters into a business combination with an entity that has a suitable pre-existing business.

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

Year ended November 30, 2006 Compared to Year ended November 30, 2005

The following table provides selected quarterly financial information for 2006 for our company:

	2006

	November 30	August 31	May 31	February 28
	(Unaudited)
Revenues	$Nil	$Nil	$Nil	$Nil

Net loss	(15,176)	(10,847)	(18,167)	(13,955)

Basic and Diluted earnings (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)

We incurred a loss for the year ended November 30, 2006 of $58,145 or $(0.01) per share compared to a loss of $71,186 or $(0.01) per share for the year ended November 30, 2005. The decrease in the net loss of fiscal 2006 as compared to fiscal 2005 was due to a decrease in professional fees.

Expenses were $58,119 for the fiscal year ended November 30, 2006, compared to $71,173 for fiscal 2005 and $49,574 for fiscal 2004. Expenses incurred in the fiscal year ended November 30, 2006 and in the quarter ended November 30, 2006 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash outflow for the year ended November 30, 2006 was $61,381 compared to a cash outflow of $67,096 for the year ended November 30, 2005. The decrease in cash outflow of our 2006 fiscal year end as compared to our 2005 fiscal year end was primarily attributed to lower operating expenses and a decrease in our net loss. In June, 2004, we completed a private placement of 5,000,000 units at a price of $0.05 per unit for aggregate gross proceeds of $250,000. Each unit consisted of one common share and one share purchase warrant with each warrant entitling the holder to purchase one additional common share at a price of $0.10 per common share until June 18, 2007.

Year ended November 30, 2005 Compared to Year ended November 30, 2004

The following table provides selected quarterly financial information for 2005 for our company:

	2005

	November 30	August 31	May 31	February 28
	(Unaudited)
Revenues	$Nil	$Nil	$Nil	$Nil

Net loss	(14,334)	(7,483)	(44,987)	(4,382)

Basic and Diluted earnings (loss) per share	(0.00)	(0.00)	(0.01)	(0.01)

We incurred a loss for the year ended November 30, 2005 of $71,186 or $(0.01) per share compared to a loss of $49,597 or $(0.02) per share for the year ended November 30, 2004. The increase in the net loss of fiscal 2005 as compared to fiscal 2004 was due to an increase in professional and office and miscellaneous expenses.

Expenses were $71,173 for the fiscal year ended November 30, 2005, compared to $49,574 for fiscal 2004. Expenses incurred in the fiscal year ended November 30, 2005 and in the quarter ended November 30, 2005 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash outflow for the year ended November 30, 2005 was $67,096 compared to a cash inflow of $145,150 for the year ended November 30, 2004. The decrease in cash flow for our 2005 fiscal year end as compared to our 2004 fiscal year end was primarily due to reduced financing activities by our company. In June, 2004, we completed a private placement of 5,000,000 units at a price of $0.05 per unit for aggregate gross proceeds of $250,000. Each unit consisted of one common share and one share purchase warrant with each warrant entitling the holder to purchase one additional common share at a price of $0.10 per common share until June 18, 2007.

B.	Liquidity and Capital Resources

We have cash of $16,895 as at November 30, 2006, compared to $78,276 and $145,372 as at November 30, 2005 and 2004, respectively. During the year ended November 30, 2006, we spent $61,381 on operating activities and had no cash inflows from financing activities, thereby decreasing our cash position from $78,276 at November 30, 2005 to $16,895 at November 30, 2006. Our company's normal operating expenses for the fiscal year ended November 30, 2006 of $58,119 included professional fees (accounting, administration and legal) of $35,232, transfer agent and regulatory fees of $5,888, management fees of $5,000, shareholder information fees of $1,877 and office and miscellaneous fees of $9,884.

We had cash of $78,276 as at November 30, 2005, compared to $145,372 and $222 as at November 30, 2004 and 2003, respectively. During the year ended November 30, 2005, we spent $67,096 on operating activities and had no cash inflows from financing activities, thereby decreasing our cash position from $145,372 at November 30, 2004 to $78,276 at November 30, 2005. Our company's normal operating expenses for the fiscal year ended November 30, 2005 of $71,173 included professional fees (accounting, administration and legal) of $53,741, transfer agent and regulatory fees of $5,553 and office and miscellaneous fees of $8,557.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2007, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during fiscal 2006 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Operating Activities

Operating activities used cash of $61,381 for the year ended November 30, 2006 compared to $67,096 for the year ended November 30, 2005.

Investing Activities

Investing activities provided cash of $Nil for the year ended November 30, 2006, compared to $Nil for the year ended November 30, 2005.

Financing Activities

Financing activities provided cash of $Nil for the year ended November 30, 2006, compared to $Nil for the year ended November 30, 2005.

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

This estimate may increase if we are required to carry out due diligence investigations in regards to any prospective business opportunity or if the costs of negotiating acquisition agreements are greater than anticipated. We have cash in the amount of $16,895 and a working capital surplus in the amount of $9,221 as of November 30, 2006. Presently, our revenue is not sufficient to meet our operating and capital expenses. We will require additional funding to carry out our plan of operation for the next twelve months.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2007, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during the year ended November 30, 2006 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity. It is not possible to estimate such funding requirements until our company enters into a definitive agreement to either acquire a business or to enter into a business combination and participate in the business.

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

Cash and Cash Equivalents

Our company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At November 30, 2006 and 2005, cash consisted of cash held at banks.

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

Development Stage Company

We comply with SFAS No. 7 and The Securities and Exchange Commission Exchange Act Guide 7 for its characterization of our company as development stage.

Stock-Based Compensation

Effective for the fiscal years beginning on or after January 1, 2002, public companies were required to adopt the recommendation of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. That recommendation required that compensation costs attributable to stock options granted to employees, contractors, directors and officers be accounted for at fair value at the grant date and recorded to stock based compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. However, the standard permitted our company to continue our policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. We had voluntarily adopted this new policy for our year ended November 30, 2004. This application was applied prospectively.

There has been no effect on the financial statements as a result of this change in accounting policy as our company has not granted any share purchase options subsequent to January 1, 2002.

Basic and Diluted Net Income (Loss) Per Share

Basic loss per share is computed by dividing net loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock by application of the treasury stock method and the effect of convertible securities by the “if-converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Financial Instruments

The carrying value of our company’s financial instruments consisting of cash and accounts payable and accrued liabilities, approximate their fair values due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that our company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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

F.	Contractual Obligations

We do not have any contractual obligations.

ITEM 6	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Name and Age	Present Position with our Company	Date of Commencement of Office with our Company
Richard Coglon(1) (47)	Director Secretary President	November 26, 2001 March 16, 2004 May 26, 2004
Randy Buchamer(1) (50)	Director Chief Financial Officer	March 16, 2004 March 16, 2004
Anthony Knott(1) (59)	Director	April 21, 2005

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

None of our directors or executive officers was paid or earned compensation for performing their respective duties during the fiscal year ended November 30, 2006.

No cash compensation was paid to any of our directors for director's services as a director during the fiscal year ended November 30, 2006. We have no standard arrangement pursuant to which directors are compensated by us for their services in their capacity as directors except for the granting from time to time of incentive stock options.

As at the fiscal year ended November 30, 2006, we have no options outstanding. We do not have a formal stock option plan or any informal plan to pay compensation to directors, officers or employees by way of options. Despite having no formal stock option plan, we have historically issued stock options to our officers and directors in lieu of cash compensation and as an incentive to continue to achieve the objectives of our shareholders.

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

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board or a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board. Our board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments for the fiscal year ended November 30, 2006.

C.	Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on May 18, 2007 and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the British Columbia Business Corporations Act.

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

During the fiscal years ended November 30, 2006, 2005 and 2004, we did not have any employees other than our officers. We do not currently have any paid employees and we have not experienced a significant change in the number of people we employ.

E.	Share Ownership

As of May 31, 2007, there were 6,058,259 common shares of our company issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name Office Held	Number of Common Shares Beneficially Owned	Percentage
Richard Coglon President, Secretary and Director	2,900,000 (1)	34.3%
Randy Buchamer Chief Financial Officer and Director	200,000	3.3%
Anthony Knott Director	98,497	1.6%

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

As of May 31, 2007, there were 6,058,259 common shares of our company issued and outstanding. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of May 31, 2007:

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

As of May 31, 2007, Computershare, our registrar and transfer agent, reported that of our company's 6,058,259 issued and outstanding common shares, 5,989,042 common shares were registered to Canadian residents (24 shareholders), 68,931 common shares were registered to residents of the United States (16 shareholders) and 286 common shares were registered to residents of other countries (1 shareholder).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2006 fiscal year to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1.       In fiscal 2006, our company paid or accrued $5,858 for office rent to a company with a common director, which is included in office and miscellaneous expenses. In fiscal 2005 and 2004, our company paid $6,000 and $3,700 respectively for such expenses.

2.       In fiscal 2006, our company paid or accrued $5,000 for management fees to a company with a common director. In fiscal 2005 and 2004, our company paid $Nil and $Nil respectively for such management fees.

These transactions were in the normal course of operations.

ITEM 8	Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of this Annual Report

- Report of Independent Registered Public Accounting Firm dated March 19, 2007, together with Comments by Auditor for US Readers in Canada – US Reporting Conflict;

- Balance Sheets at November 30, 2006 and 2005;

- Statements of Operations for the years ended November 30, 2006, 2005 and 2004 and for the period June 22, 1983 (Date of Inception) to November 30, 2006;

- Statements of Cash Flows for the years ended November 30, 2006, 2005 and 2004 and for the period June 22, 1983 (Date of Inception) to November 30, 2006;

- Statement of Shareholder's Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2006; and

- Notes to Financial Statements.

The audited financial statements for the years ended November 30, 2006, 2005 and 2004 can be found under Item 18 "Financial Statements".

Significant Changes

No significant change has occurred in our company's financial statements since the financial year ended November 30, 2006.

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

ITEM 9	The Offer and Listing
A.	Offer and Listing Details

Our common shares were traded on the TSX Venture Exchange until they were voluntarily delisted on June 20, 2001. Since April 19, 2001, our common shares have been quoted exclusively on the Over-the-Counter Bulletin Board under the symbol "BNVLF".

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

OTC Bulletin Board
Year Ended	High	Low
November 30, 2002	US $0.30	US $0.05
November 30, 2003	US $0.07	US $0.04
November 30, 2004	US $1.70	US $0.05
November 30, 2005	US $1.00	US $0.25
November 30, 2006	US $0.15	US $0.05

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board
Quarter Ended	High	Low
February 28, 2005	US $0.25	US $0.25
May 31, 2005	US $1.00	US $0.25
August 31, 2005	US $0.25	US $0.25
November 30, 2005	US $0.25	US $0.25
February 28, 2006	US $0.15	US $0.15
May 31, 2006	US $0.15	US $0.15
August 31, 2006	No Trades	No Trades
November 30, 2006	US $0.10	US $0.05

The high and low market prices of our common shares for each of the most recent six months, from December, 2006 through May 31, 2007, on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board
Month Ended	High	Low
December 31, 2006	US $0.15	US $0.15
January 31, 2007	US $0.15	US $0.15
February, 2007	US $0.15	US $0.15
March, 2007	US $0.15	US $0.15
April, 2007	US $0.15	US $0.10

May, 2007	No Trades	No Trades

B.	Plan of Distribution

Not applicable.

C.	Markets

Since April 19, 2001, our common shares have been quoted exclusively on the Over-the-Counter Bulletin Board.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10	Additional Information
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being November 30, 2006, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's President and our company's Chief Financial Officer. Based upon that evaluation, our company's President and our company's Chief Financial Officer concluded that our company's disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no significant changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

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

Our board of directors has determined that Anthony Knott qualifies as an "independent" member of our audit committee as that term is defined in Rule 4350(d) of the Marketplace Rules of the NASD. The two remaining members of our audit committee are not "independent" as defined in Rule 4200(a)(15) of the Marketplace Rules of the NASD. We believe that having an audit committee financial expert and an audit committee that consists entirely of independent directors would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

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

Audit Fees

Our board appointed Amisano Hanson, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal years ended November 30, 2005 and November 30, 2006. The aggregate of fees billed by Amisano Hanson, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal years ended 2005 and 2006 were $5,000 and $14,169, respectively.

Audit Related Fees

For the fiscal years ended November 30, 2005 and November 30, 2006, the aggregate fees billed for assurance and related services by Amisano Hanson, Chartered Accountants, relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $Nil and $Nil, respectively.

Tax Fees

For the fiscal years ended November 30, 2005 and November 30, 2006, the aggregate fees billed for tax compliance, tax advice and tax planning by Amisano Hanson, Chartered Accountants, was $Nil and $Nil, respectively.

All Other Fees

For the fiscal year ended November 30, 2006, the aggregate fees billed by Amisano Hanson, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $Nil.

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

ITEM 16D	Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E	Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17	Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18	Financial Statements

Financial Statements Filed as Part of this Annual Report:

-	Report of Independent Registered Public Accounting Firm dated March 19, 2007, together with Comments by Auditor for US Readers on Canada - US Reporting Conflict;
-	Balance Sheets at November 30, 2006 and 2005;
-	Statements of Operations for the years ended November 30, 2006, 2005 and 2004 and for the period June 22, 1983 (Date of Inception) to November 30, 2006;
-	Statements of Cash Flows for the years ended November 30, 2006, 2005 and 2004 and for the period June 22, 1983 (Date of Inception) to November 30, 2006;
-	Statement of Shareholders' Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2006; and
-	Notes to Financial Statements.

Bradner Ventures Ltd.

(A Development Stage Company)

Report and Audited Financial Statements

(Expressed in Canadian dollars)

November 30, 2006, 2005, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Bradner Ventures Ltd.

We have audited the balance sheets of Bradner Ventures Ltd. as at November 30, 2006 and 2005 and the statements of operations, cash flows and stockholders’ equity (deficiency) for the years ended November 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2006 and 2005 and the results of its operations and its cash flows for the years ended November 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	/s/ Amisano Hanson
March 19, 2007	Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the development stage, has not yet achieved profitable operations and is searching for suitable business opportunities, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our report to the shareholders dated March 19, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	/s/ Amisano Hanson
March 15, 2007	Chartered Accountants

Bradner Ventures Ltd.

(A Development Stage Company)

Balance Sheets

November 30, 2006 and 2005

(Expressed in Canadian dollars)

	November 30, 2006 $	November 30, 2005 $
ASSETS

Current Assets

Cash	16,895	78,276
Other current assets	1,125	1,844

Total Assets	18,020	80,120

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Accounts payable and accrued liabilities	8,799	12,754

	8,799	12,754

Stockholders’ Equity

Capital Stock (Note 4) Authorized: 75,000,000 common shares, without par value 25,000,000 preferred shares, without par value Issued: 6,058,256 common shares	4,279,498	4,279,498

Deficit Accumulated During the Development Stage	(4,270,277)	(4,212,132)

Total Stockholders’ Equity	9,221	67,366

Total Liabilities and Stockholders’ Equity	18,020	80,120

Nature and Continuance of Operations (Note 1)

Approved on behalf of the Board:

/s/ Richard Coglon	/s/ Randy Buchamer
Director	Director

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statements of Operations

For the years ended November 30, 2006, 2005 and 2004

And for the period June 22, 1983 (Date of Inception) to November 30, 2006

(Expressed in Canadian dollars)

	Accumulated from June 22, 1983 (Date of Inception) to November 30, 2006 $

		Years ended November 30,
		2006 $	2005 $	2004 $

EXPENSES
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Bank charges and interest	63,508	238	221	280
Consulting and secretarial	205,016	–	–	–
Finders’ fees	180,727	–	–	–
Management fees (Note 3)	342,781	5,000	–	–
Mineral property expenses	50,620	–	–	–
Office and miscellaneous (Note 3)	139,868	9,884	8,557	4,224
Professional fees	795,970	35,232	53,741	31,801
Shareholder information	90,142	1,877	3,101	3,024
Transfer agent and regulatory fees	163,491	5,888	5,553	10,245
Travel and promotion	76,952	–	–	–
Write-down of mineral property	1,456,807	–	–	–

	3,568,225	58,119	71,173	49,574

OTHER ITEMS
Interest income	(25,440)	–	–	–
Gain on settlement of debt	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Foreign exchange (gain) loss	(1,673)	26	13	23
Loss on sale of capital assets	344	–	–	–
Loss on sale of long-term investment	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of long-tem investment	649,459	–	–	–

	702,052	26	13	23

Net Loss for the Year	(4,270,277)	(58,145)	(71,186)	(49,597)

Net Loss Per Share – Basic and Diluted		(0.01)	(0.01)	(0.02)

Weighted Average Number of Shares Outstanding		6,058,256	6,058,256	3,304,832

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statements of Cash Flows

For the years ended November 30, 2006, 2005 and 2004

and for the period June 22, 1983 (Date of Inception) to November 30, 2006

(Expressed in Canadian dollars)

	Accumulated from June 22, 1983 (Date of Inception) to November 30, 2006 $

		Years ended November 30,
		2006 $	2005 $	2004 $
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(4,270,277)	(58,145)	(71,186)	(49,597)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Finders’ fees	114,932	–	–	–
Gain on debt settlement	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Loss on sale of capital assets	344	–	–	–
Loss on sale of investments	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of mineral property	1,468,807	–	–	–
Write-down of long-term investment	649,459	–	–	–
Changes in non-cash working capital items related to operations
Decrease (increase) in taxes recoverable	(1,373)	5	(729)	(309)
Decrease (increase) in prepaid expenses	–	714	(714)	–
Increase (decrease) in accounts payable and accrued liabilities	470,667	(3,955)	5,533	(14,923)
Decrease in due to related parties	(40,021)	–	–	(40,021)

Net cash used in operating activities	(1,525,757)	(61,381)	(67,096)	(104,850)

FINANCING
Advances to affiliate	(224,042)	–	–	–
Capital stock issued for cash	3,419,522	–	–	250,000

Net cash flows provided by financing activities	3,195,480	–	–	250,000

INVESTING
Purchase of capital assets	(3,038)	–	–	–
Expenditures on mineral properties	(1,121,172)	–	–	–
Proceeds from disposal of capital assets	600	–	–	–
Purchase of investments	(310,025)	–	–	–
Advances to affiliate	(584,304)	–	–	–
Proceeds on disposal of investments	365,111	–	–	–

Net cash flows used in investing activities	(1,652,828)	–	–	–

NET CASH INFLOW (OUTFLOW)	16,895	(61,381)	(67,096)	145,150

CASH AND CASH EQUIVALENTS, BEGINNING	–	78,276	145,372	222

CASH AND CASH EQUIVALENTS, ENDING	16,895	16,895	78,276	145,372

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2006

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

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2006

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 1989	55,430	405,610	(365,062)	40,548

Shares issued for acquisition of mineral property at $70.00 per share	714	50,000	–	50,000

Shares issued for finder’s fee:
- at $17,50 per share	1,429	25,000	–	25,000
- at $70.00 per share	571	40,000	–	40,000

Shares issued for exercise of options:
- at $12.25 per share	2,857	35,000	–	35,000
- at $17.50 per share	143	2,500	–	2,500
- at $24.50 per share	1,429	35,000	–	35,000
- at $26.50 per share	2,686	70,500	–	70,500
- at $38.85 per share	286	11,100	–	11,100

Net loss for the year	–	–	(118,112)	(118,112)

Balance – November 30, 1990	65,544	674,710	(483,174)	191,536

Shares issued for acquisition of mineral property:
- at $63.00 per share	2,857	180,000	–	180,000
- at $96.95 per share	881	85,366	–	85,366

Private placement at $54.60	657	35,880	–	35,880

Exercise of warrants at $14.00 per share	1,429	20,000	–	20,000

Shares issued for exercise of options:
- at $24.50 per share	571	14,000	–	14,000
- at $26.25 per share	857	22,500	–	22,500
- at $54.25 per share	1,691	91,760	–	91,760
- at $66.85 per share	1171	78,310	–	78,310

Shares issued for finder’s fee:
- at $52.50 per share	714	37,500	–	37,500
- at $58.80 per share	272	16,017	–	16,017
- at $96.95 per share	109	10,565	–	10,565

Net loss for the year	–	–	445,784	445,784

Balance – November 30, 1991	76,755	1,266,608	(37,390)	1,229,218

Shares issued for exercise of options:
- at $54.25 per share	594	32,240	–	32,240
- at $66.85 per share	134	8,977	–	8,977

Shares issued for finder’s fees at $52.50 per share	714	37,500	–	37,500

Net loss for the year	–	–	(788,460)	(788,460)

Balance – November 30, 1992	78,197	1,345,325	(825,850)	519,475

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2006

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 1992	78,197	1,345,325	(825,850)	519,475

Shares issued for acquisition of mineral property:
- at $14.00 per share	714	10,000	–	10,000
- at $17.50 per share	1,429	25,000	–	25,000
- at $21.00 per share	714	15,000	–	15,000

Shares issued for finder’s fee at $52.50 per share	1,271	13,350	–	13,350

Private placement at $10.50 per share	14,286	150,000	–	150,000

Shares issued for settlement of debt at $10.85 per share	7,296	79,166	–	79,166

Shares issued for exercise of options:
- at $11.20 per share	7,096	79,470	–	79,470
- at $21.70 per share	4,419	95,901	–	95,901

Net loss for the year	–	–	(754,698)	(754,698)

Balance – November 30, 1993	115,423	1,813,212	(1,580,548)	232,664

Shares issued for settlement of debt at $9.10 per share	12,368	112,553	–	112,553

Exercise of options at $10.15 per share	571	5,800	–	5,800

Exercise of warrants at $10.50 per share	829	8,700	–	8,700

Net loss for the year	–	–	(201,255)	(201,255)

Balance – November 30, 1994	129,191	1,940,265	(1,781,803)	158,462

Shares issued for exercise of options:
- at $8.40 per share	8,635	72,536	–	72,536
- at $10.15 per share	3,250	32,986	–	32,986
- at $10.85 per share	940	10,199	–	10,199
- at $11.55 per share	1,571	18,150	–	18,150
- at $14.70 per share	6,262	92,046	–	92,046
- at $17.50 per share	2,943	51,500	–	51,500

Shares issued for exercise of warrants:
- at $9.80 per share	8,571	84,000	–	84,000
- at $12.25 per share	14,729	180,425	–	180,425

Shares issued for private placements:
- at $9.80 per share	8,571	84,000	–	84,000
- at $15.75 per share	2,857	45,000	–	45,000

Shares issued for acquisition of mineral property at 15.75 per share	1,429	22,500	–	22,500

Net loss for the year	–	–	(304,564)	(304,564)

Balance – November 30, 1995	188,949	2,633,607	(2,086,367)	547,240

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2006

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 1995	188,949	2,633,607	(2,086,367)	547,240

Shares issued for acquisition of mineral property at $21.00 per share	571	12,000	–	12,000

Exercise of warrants at $15.75 per share	2,857	45,000	–	45,000

Private placement at $10.50 per share	4,286	52,500	–	52,500

Shares issued for exercise of options:
- at $17.50 per share	4,743	82,998	–	82,998
- at $18.55 per share	714	13,250	–	13,250
- at $20.65 per share	2,857	59,000	–	59,000

Net loss for the year	–	–	(102,055)	(102,055)

Balance – November 30, 1996	204,978	2,898,355	(2,188,422)	709,933

Shares issued for acquisition of mineral property at $8.75 per share	714	6,250	–	6,250

Shares issued for exercise of options:
- at $9.10 per share	7,571	68,900	–	68,900
- at $10.50 per share	1,429	15,000	–	15,000
- at $13.55 per share	4,286	46,500	–	46,500

Net loss for the year	–	–	(150,318)	(150,318)

Balance – November 30, 1997	218,978	3,035,005	(2,338,740)	696,265

Shares issued for cash at $5.25 per share	3,143	16,500	–	16,500

Shares issued for settlement of debt at $5.25 per share	10,123	53,144	–	53,144

Share issuance costs	–	(2,452)	–	(2,452)

Net loss for the year	–	–	(512,408)	(512,408)

Balance – November 30, 1998	232,243	3,102,197	(2,851,148)	251,049

Shares issued for settlement of debt at $5.25 per share	11,667	61,252	–	61,252

Net loss for the year	–	–	(369,731)	(369,731)

Balance – November 30, 1999	243,910	3,163,449	(3,220,879)	(57,430)

Shares issued for settlement of debt at $0.75 per share	123,441	92,581	–	92,581

Private placement at $0.95 per share	340,000	323,000	–	323,000

Share issuance costs	–	(1,498)	–	(1,498)

Net loss for the year	–	–	(91,248)	(91,248)

Balance – November 30, 2000	707,352	3,577,532	(3,312,127)	265,405

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2006

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 2000	707,352	3,577,532	(3,312,127)	265,405

Shares issued for cash at $1.60 per share	25,000	40,000	–	40,000

Exercise of warrants at $1.25 per share	155,958	194,947	–	194,947

Net loss for the year	–	–	(489,432)	(489,432)
				–
Balance – November 30, 2001	888,309	3,812,479	(3,801,559)	10,920

Shares issued for cash at $1.60 per share	25,000	39,435	–	39,435

Exercise of options at $1.05 per share	18,000	18,900	–	18,900

Exercise of warrants at $1.25 per share	126,947	158,684	–	158,684

Net loss for the year	–	–	(261,950)	(261,950)

Balance – November 30, 2002	1,058,256	4,029,498	(4,063,509)	(34,011)

Net loss for the year	–	–	(27,840)	(27,840)

Balance – November 30, 2003	1,058,256	4,029,498	(4,091,349)	(61,851)

5:1 rollback during period (retroactively stated)		–	–	–

Units issued for cash at $0.05 per unit	5,000,000	250,000	–	250,000

Net loss for the year	–	–	(49,597)	(49,597)

Balance – November 30, 2004	6,058,256	4,279,498	(4,140,946)	138,552

Net loss for the year	–	–	(71,186)	(71,186)

Balance – November 30, 2005	6,058,256	4,279,498	(4,212,132)	67,366

Net loss for the year	–	–	(58,145)	(58,145)

Balance – November 30, 2006	6,058,256	4,279,498	(4,270,277)	9,221

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Notes to the Financial Statements

November 30, 2006, 2005 and 2004

(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 22, 1983 and is currently in the business of seeking and identifying suitable business opportunities or business combinations in Canada. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statements of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to November 30, 2006.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $4,270,277 since its inception, and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

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

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars. As disclosed in Note 6, these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At November 30, 2006 and 2005, cash consisted of cash held at banks.

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

November 30, 2006, 2005 and 2004

(Expressed in Canadian dollars)

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

Basic and Diluted Net Income (Loss) Per Share

Basic loss per share is computed by dividing net loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock by application of the treasury stock method and the effect of convertible securities by the “if-converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Financial Instruments

The carrying value of the Company’s financial instruments consisting of cash and accounts payable and accrued liabilities, approximate their fair values due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

3.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are in the normal course of operations and are measured at the exchange amount.

a)	The Company incurred $5,858 (2005 - $6,000; 2004 - $3,700) for office rent to a company with a common director, which is included in office and miscellaneous expenses.
b)	The Company incurred $5,000 (2005 - $nil; 2004 - $nil) for management fees to a company with a common director.
4.	CAPITAL STOCK

The following capital transactions occurred during the years ended November 30, 2006, 2005 and 2004:

a)

The Company declared a five-for-one reverse stock split, pursuant to a directors’ resolution dated March 16, 2004. The Company has retroactively restated the number of shares outstanding in prior years to account for the reverse stock split.

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

November 30, 2006, 2005 and 2004

(Expressed in Canadian dollars)

4.	CAPITAL STOCK (continued)

Stock-Based Compensation

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant.

The following is a summary of the activity of the stock option plan during the fiscal years ending 2006, 2005, and 2004:

	November 30, 2006		November 30, 2005		November 30, 2004
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Balance, beginning of year	–	–	–	–	50,000	$ 0.23
Granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Forfeited / Cancelled	–	–	–	–	(50,000)	$ 0.23

Balance, end of year	–	–	–	–	–	–

Warrants

The following is a summary of the activity of the warrants issued for the fiscal years ending 2006, 2005, and 2004:

	November 30, 2006		November 30, 2005		November 30, 2004
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price

Balance, beginning of year	5,000,000	$0.10	5,000,000	$0.10	125,000	$ 0.25
Granted	–	–	–	–	5,000,000	0.10
Exercised	–	–	–	–	–	–
Forfeited / Cancelled	–	–	–	–	(125,000)	0.25

Balance, end of year	5,000,000	$0.10	5,000,000	$0.10	5,000,000	$ 0.10

At November 30, 2006 the Company had 5,000,000 warrants outstanding, which are exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share.

Bradner Ventures Ltd.

(A Development Stage Company)

Notes to the Financial Statements

November 30, 2006, 2005 and 2004

(Expressed in Canadian dollars)

5.	INCOME TAXES

As at November 30, 2006, the Company has accumulated Canadian and foreign exploration costs totaling $813,310, non-capital losses totaling $543,752, and capital losses totaling $734,000, which may be carried forward to apply against future years’ income for Canadian income tax purposes. Potential benefits of these losses and exploration costs have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize in future years. The non-capital losses expire as follows:

2007	$97,882
2008	72,024
2009	98,432
2010	68,646
2011	27,840
2014	49,597
2015	71,186
2026	58,145

$543,752

A reconciliation of income taxes at statutory tax rates with reported taxes are as indicated below:

	2006 $	2005 $	2004 $

Losses before income taxes	58,145	71,186	49,597

Expected income tax recovery at statutory tax rates of 34.12% (2005 – 35.62%; 2004 – 37.62%)	19,839	25,356	18,658

Unrecognized benefit of non-capital losses	(19,839)	(25,356)	(18,658)

Unrecognized benefit of capital losses	–	–	–

	–	–	–

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

Details of future tax assets are as follows:

	2006 $	2005 $	2004 $

Future tax assets:

Non-capital loss carry-forwards	185,512	172,960	195,804

Exploration expenses	277,501	326,279	344,519

Capital loss carry-forwards	125,220	130,725	138,013

	588,233	629,964	678,336

Valuation allowance	(588,233)	(629,964)	(678,336)

	–	–	–

Bradner Ventures Ltd.

(A Development Stage Company)

Notes to the Financial Statements

November 30, 2006, 2005 and 2004

(Expressed in Canadian dollars)

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

ITEM 19	Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

10.	Articles of Incorporation and By-laws:

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

11.	Code of Ethics

11.1        Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).

31.	302 Certification
31.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Richard Coglon.
31.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Randy Buchamer.
32.	906 Certification
32.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Richard Coglon.

32.2            Section 906 Certification under Sarbanes-Oxley Act of 2002 for Randy Buchamer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRADNER VENTURES LTD.

Per:	/s/ Richard Coglon

Richard L. Coglon

President and Secretary

Dated :June 26, 2007

CW1269545.1