Form 20-F
period 2007-11-30
BRADNER VENTURES LTD
filed 2008-05-28
CIK 1123839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to ____________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 000-30972

BRADNER VENTURES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1680, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Not Applicable
Title of Each Class

Not Applicable
Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 6,058,256 common shares, without par value, issued and outstanding as of November 30, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] YES [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[ ] YES [ X ] NO

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
[X] YES [ ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [ ]           Accelerated filer [ ]           Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
[X] Item 17 [ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[X] YES [ ] NO

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

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended November 30, 2007. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. The information presented below for the five year period ended November 30, 2007 is derived from our audited financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects". The data is presented in Canadian dollars.

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended November 30 (Audited)

CANADIAN GAAP	2007	2006	2005	2004	2003

Net Sales or Operating Revenue	-	-	-	-	-
Total Expenses	61,980	58,145	$71,186	$49,574	$27,824
Income (Loss) From Operations	-	-	-	-	-
Other Income	-	-	-	-	-
Income (Loss) from
Continuing Operations	-	-	-	-	-
Net Loss for the year	$(61,980)	$(58,145)	$(71,186)	$(49,597)	$(27,840)
Net Loss from
Operations per Common Share	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.03)
Loss from Continuing
Operations per Common Share	-	-	-	-	-
Total Assets	$6,236	$18,020	$80,120	$145,773	$314
Total Stockholders' Equity
(Deficit)	$(52,759)	$9,221	$67,366	$138,552	$(61,851)
Capital Stock	$4,279,498	$4,279,498	$4,279,498	$4,279,498	$4,029,498
Number of Common Shares
(adjusted to reflect changes
in capital)	6,058,256	6,058,256	6,058,256	6,058,256	5,291,284
Diluted Net Loss per
Common Share	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.03)
Long-Term Debt	-	-	-	-	-
Cash Dividends per Common
Share	-	-	-	-	-

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended November 30 (Audited)

UNITED STATES GAAP	2007	2006	2005	2004	2003

Net Sales or Operating Revenue	-	-	-	-	-
Total Expenses	$61,980	$58,145	$71,186	$49,574	$27,824
Income (Loss) From Operations	-	-	-	-	-
Other Income	-	-	-	-	-
Income (Loss) from
Continuing Operations	-	-	-	-	-
Net Loss for the year	$(61,980)	$(58,145)	$(71,186)	$(49,597)	$(27,840)
Net Loss from
Operations per Common Share	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.03)
Loss from Continuing
Operations per Common Share	-	-	-	-	-
Total Assets	$6,236	$18,020	$80,120	$145,773	$314
Total Stockholders' Equity
(Deficit)	$(52,759)	$9,221	$67,366	$138,552	$(61,851)
Capital Stock	$4,279,498	$4,279,498	$4,279,498	$4,279,498	$4,029,498

UNITED STATES GAAP	2007	2006	2005	2004	2003
Number of Common Shares
(adjusted to reflect changes
in capital)	6,058,256	6,058,256	6,058,256	6,058,256	5,291,284
Diluted Net Income per
Common Share	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.03)
Long-term Debt	-	-	-	-	-
Cash Dividends per Common
Share	-	-	-	-	-

Reconciliation to United States Generally Accepted Accounting Principles

There are no material differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles on the balance sheets and statements of operations and cash flows of our company.

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On May 15, 2008 , the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $0.9996. For the past five fiscal years ended November 30, and for the six monthly periods between November, 2007 and April, 2008, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
November 30, 2003	$1.3130
November 30, 2004	$1.3094
November 30, 2005	$1.2163
November 30, 2006	$1.1347
November 30, 2007	$0.9661

Month Ended	Low/High
November 2007	$0.9168/$1.0007
December 2007	$0.9784/$1.0216
January 2008	$0.9905/$1.0294
February 2008	$0.9717/$1.0188
March 2008	$0.9841/$0.9974
April 2008	$1.0021/$1.0268

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

It is unlikely that we will generate any revenues while we seek a suitable business opportunity. Our short and long-term prospects depend upon our ability to select and secure a suitable business opportunity. In order for our company to generate revenues, we will incur substantial expenses in the location, acquisition and development of a suitable business opportunity. We therefore expect to incur significant losses for the foreseeable future. We recognize that if we are unable to generate significant revenues from our business activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in acquiring a suitable business opportunity or completing a business combination, and we can provide no assurance to investors that we will generate any operating revenues or achieve profitable operations.

We have not generated any revenues and our ability to generate revenues is uncertain.

In the past, we have incurred substantial net losses. For the year ended November 30, 2007, we incurred net losses of $61,980, and for the year ended November 30, 2006, we incurred net losses of $58,145. We also have an accumulated deficit of $4,332,257 as at November 30, 2007. At this time, our ability to generate any revenues is uncertain. As we do not have sufficient funds to finance our daily operating costs for the next twelve months, we will require additional funds to finance the acquisition of a suitable business opportunity or complete a business combination. We do not expect to generate any revenues for the foreseeable future. Accordingly, we will require additional funds, either from equity or debt financing, to maintain our daily operations in the future and to locate, acquire and develop a suitable business opportunity or complete a business combination. Obtaining additional financing is subject to a number of factors, including investor acceptance of any business we may acquire or combine with in the future and general investor sentiment. Financing, therefore, may not be available on acceptable terms, if at all. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital, however, will result in the dilution the shareholdings of existing shareholders. If we are unable to raise additional funds, we may be forced to delay our plan of operation and our entire business may fail.

Due to the uncertainty of our ability to meet our current operating expenses and the capital expenses noted above, our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

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

We have not conducted or received results of market research indicating that there is a demand for the acquisition of a business opportunity or business combination as contemplated by our company. Even if there is demand for the acquisition of a business opportunity or combination, there is no assurance that we will successfully complete such an acquisition or combination.

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

Over the twelve month period ending November 30, 2008, we anticipate that we will incur approximately $50,000 in operating costs and the continued pursuit of identifying a suitable business opportunity or combination. We do not have sufficient funds to cover our estimated daily operating costs during the next twelve months and as we have not generated any revenues to date, we will be required to raise additional funding through private placements of our equity securities and/or debt financing. In addition, any business combination or business opportunity that we may elect to enter into may require that we raise additional financing. We anticipate that we would secure any additional financing necessary through a private placement of our common shares.

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

Our Articles contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them in a civil, criminal or administrative action or proceeding to which they are made a party by reason of their being or having been a director or officer of our company.

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

The United States Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

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

Our corporate offices are located at Suite 1680, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6. Our telephone number is 604.693.0177 and our facsimile number is 604.638.3525.

B.	Business Overview

For the fiscal years ended November 30, 2007, 2006 and 2005, we incurred net losses of $61,980, $58,145 and $71,186, respectively. We did not generate any revenues during such periods.

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

  available technical, financial and managerial resources;

  working capital and other financial requirements;

  history of operations;

  future prospects;

  present and expected competition;

  quality and experience of management services available and the depth of management;

  potential for research, development or exploration, if applicable;

  specific risk factors or unforeseen and probable risk factors which may impact our proposed activities;

  potential for growth or expansion;

  potential for profit;

  perceived public recognition or acceptance of products, services or trades; and

  name identification.

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

As part of our investigation, officers and directors of our company may:

  meet personally with management and key personnel;

  visit and inspect material facilities;

  obtain independent analysis or verification of certain information provided;

  check references of management and key personnel; and

  take other reasonable investigative measures, to the extent allowed by our limited financial resources and management expertise.

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

  providing liquidity for the principals of a business;

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

  distracting management's attention from the daily operations of our company;

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

Over the twelve month period ending November 30, 2008, we anticipate that we will incur approximately $50,000 in operating costs and the continued pursuit of identifying a suitable business opportunity or combination. We expect that any future funding requirements, if required, will be raised through private placements of our equity securities and/or debt financing.

C.	Organizational Structure

As of the date of this annual report, we do not have any subsidiaries.

D.	Property, Plant and Equipment

We currently rent office space located at Suite 1680, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6 for the sum of $500 per month. We believe that our current office arrangements provide adequate space for our foreseeable future needs.

ITEM 4A	Unresolved Staff Comments

Not applicable.

ITEM 5	Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles and has not been reconciled to United States generally accepted accounting principles.

A.	Operating Results

Our company did not generate any revenues during fiscal 2007 or 2006. Our company continues to seek out a suitable business opportunity or business combination. Our management does not believe that we will be able to generate revenues until our company locates, acquires and develops a suitable business or until our company enters into a business combination with an entity that has a suitable pre-existing business.

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

Year ended November 30, 2007 Compared to Year ended November 30, 2006

The following table provides selected quarterly financial information for 2007 for our company:

		2007

		November 30		August 31		May 31		February 28
				(Unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(14,988)		(19,860)		(19,589)		(7,543)

Basic and Diluted earnings (loss)
per share		(0.00)		(0.00)		(0.00)		(0.00)

We incurred a loss for the year ended November 30, 2007 of $61,980 or $(0.01) per share compared to a loss of $58,145 or $(0.01) per share for the year ended November 30, 2006. The increase in the net loss of fiscal 2007 as compared to fiscal 2006 was due to an increase in professional fees, mineral property exploration and office and miscellaneous.

Expenses were $61,980 for the fiscal year ended November 30, 2007, compared to $58,145 for fiscal 2006 and $71,186 for fiscal 2005. Expenses incurred in the fiscal year ended November 30, 2007 and in the quarter ended November 30, 2007 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash outflow for the year ended November 30, 2007 was $15,993 compared to a cash outflow of $61,381 for the year ended November 30, 2006 and a cash outflow of $67,096 for the year ended November 30, 2005. The decrease in cash outflow of our 2007 fiscal year end as compared to our 2006 fiscal year end was due primarily to a short term advance of $50,000 we received from a director during

2007. The decrease in cash outflow from our 2006 fiscal year to our fiscal 2005 was due to lower operating expenses.

Year ended November 30, 2006 Compared to Year ended November 30, 2005

The following table provides selected quarterly financial information for 2006 for our company:

		2006

		November 30		August 31		May 31		February 28
				(Unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(15,176)		(10,847)		(18,167)		(13,955)

Basic and Diluted earnings
(loss) per share		(0.00)		(0.00)		(0.00)		(0.00)

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

We have cash of $902 as at November 30, 2007, compared to $16,895 as at November 30, 2006. During the year ended November 30, 2007, we spent $60,993 on operating activities, received $50,000 from a director as an advance and used $5,000 as a deposit in connection with the general acquisition of an exploration permit, thereby decreasing our cash position from $16,895 at November 30, 2006 to $902 at November 30, 2007. Our company’s operating expenses of $61,980 for the fiscal year ended November 30, 2007 included professional fees (accounting, administration and legal) of $39,996, mineral property exploration of $3,921, transfer agent and regulatory fees of $5,790 and office and miscellaneous fees of $9,757.

We had cash of $16,895 as at November 30, 2006, compared to $78,276 as at November 30, 2005. During the year ended November 30, 2006, we spent $58,145 on operations and had no cash inflows from financing activities, thereby decreasing our cash position from $78,276 at November 30, 2005 to $16,895 at November 30, 2006. Our company’s operating expenses for the fiscal year ended November 30, 2006 of $58,145 included professional fees (accounting, administration and legal) of $35,232, transfer agent and regulatory fees of $5,888 and office and miscellaneous fees of $9,884.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2008, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during fiscal 2007 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Operating Activities

Operating activities used cash of $60,993 for the year ended November 30, 2007 compared to $61,381 for the year ended November 30, 2006.

Investing Activities

Investing activities used cash of $5,000 for the year ended November 30, 2007, compared to $Nil for the year ended November 30, 2006.

Financing Activities

Financing activities provided cash of $50,000 for the year ended November 30, 2007, compared to $Nil for the year ended November 30, 2006.

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

This estimate may increase if we are required to carry out due diligence investigations in regards to any prospective business opportunity or if the costs of negotiating acquisition agreements are greater than anticipated. We had cash in the amount of $902 and a working capital deficiency in the amount of $52,759 as of November 30, 2007. Presently, we are in the process of seeking a business opportunity and do not receive any revenue to meet our operating and capital expenses. We will require additional funding to carry out our plan of operation for the next twelve months. Due to the uncertainty of our ability to meet our current operating expenses and the capital expenses, our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2008, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during the year ended November 30, 2007 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity. It is not possible to estimate such funding requirements until our company enters into a definitive agreement to either acquire a business or to enter into a business combination and participate in the business.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests and the determination of reclamation obligations. Actual results could differ from those estimates. By their nature, such estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below.

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

Stock-Based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of our company’s stock, the expected lives of awards of stock-based compensation, the fair value of our company’s stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation is charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

Mineral Properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property costs will be written-off to operations.

Mineral properties exploration costs are expensed when incurred. Recorded costs of mineral properties are not intended to reflect present or future values of mineral properties.

Change in Accounting Policies

On December 1, 2006, our company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement” and Section 3861, “Financial Instruments – Disclosure and Presentation”. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.

Under adoption of these new standards, our company designated accounts payable and accrued liabilities and short term loan as other financial liabilities, which are measured at amortized cost.

The adoption of these Handbook Sections had no impact on opening deficit.

New Accounting Standards under United States Generally Accepted Accounting Principles

In July 2006, FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes”. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation applies to all tax positions related to income taxes subject to FASB Statement No. 109. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. Our company does not believe the adoption of FIN 48 will have a material impact on its financial statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” in order to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. This statement only applies when other standards require or permit the fair value measurement of assets and liabilities. This statement is effective for fiscal periods commencing after November 15, 2007 and our company does not expect the adoption of this statement to have a significant effect on our results of operations or financial position.

On February 15, 2007, FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal periods commencing after November 15, 2008. Our company is currently evaluating the impact that the adoption of SFAS No. 159 might have on our financial position or results of operations.

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

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Date of
Commencement of
Office with our
Name and Age	Present Position with our Company	Company

Richard Coglon(1) (48)	Director Secretary President	November 26, 2001 March 16, 2004 May 26, 2004

Randy Buchamer(1) (51)	Director Chief Financial Officer	March 16, 2004 March 16, 2004

Anthony Knott(1) (60)	Director	April 21, 2005

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

In 1995, Mr. Coglon co-founded Velvet Exploration Ltd., a start-up oil exploration and production company. Velvet was listed on the Toronto Stock Exchange and sold in August of 2001 in a "friendly takeover transaction" with El Paso Energy. Mr. Coglon was the president and a director of Heartland Oil and Gas Corp., a company that has a class of shares registered under the Securities Exchange Act of 1934, during its exploration phase, from September 18, 2002 until January 1, 2006, when Heartland matured from the exploration of its Kansas CBM projects into commercial production.

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

None of our directors or executive officers was paid or earned compensation for performing their respective duties during the fiscal year ended November 30, 2007.

No cash compensation was paid to any of our directors for services as a director during the fiscal year ended November 30, 2007. We have no plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board or a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board. Our board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments for the fiscal year ended November 30, 2007.

As at the fiscal year ended November 30, 2007, we have no options outstanding. We do not have a formal stock option plan or any informal plan to pay compensation to directors, officers or employees by way of options. Despite having no formal stock option plan, we have historically issued stock options to our officers and directors in lieu of cash compensation and as an incentive to continue to achieve the objectives of our shareholders.

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

During the fiscal years ended November 30, 2007, 2006 and 2005, we did not have any employees other than our officers. We do not currently have any paid employees and we have not experienced a significant change in the number of people we employ.

E.	Share Ownership

As of May 16, 2008, there were 6,058,256 common shares of our company issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name	Number of Common Shares	Percentage
Office Held	Beneficially Owned
Richard Coglon President, Secretary and Director	2,663,629(1)	44%

Randy Buchamer Chief Financial Officer and Director	200,000	3.3%

Anthony Knott Director	98,497	1.6%

(1) 712,663 of these shares are held directly by Richard Coglon, 25,966 of these shares are held by Rainmaker Enterprises, a company wholly-owned by Richard Coglon and 1,925,000 of these shares are held in Richard Coglon’s RRSP account.

ITEM 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of May 16, 2008, there were 6,058,256 common shares of our company issued and outstanding. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of May 16, 2008:

	Number of Common Shares
Name	Beneficially Owned	Percentage

Richard Coglon President, Secretary and Director	2,663,629 (1)	44%

(1) 712,663 of these shares are held directly by Richard Coglon, 25,966 of these shares are held by Rainmaker Enterprises, a company wholly-owned by Richard Coglon and 1,925,000 of these shares are held in Richard Coglon’s RRSP account.

The voting rights of our major shareholder do not differ from the voting rights of holders of our company's shares who are not major shareholders.

As of May 16, 2008, Computershare, our registrar and transfer agent, reported that of our company's 6,058,256 issued and outstanding common shares, 5,989,042 common shares were registered to Canadian residents (24 shareholders), 68,931 common shares were registered to residents of the United States (16 shareholders) and 286 common shares were registered to residents of other countries (1 shareholder).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2007 fiscal year to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. In fiscal 2007, our company incurred $5,245 for office rent to a company with a common director, which is included in office and miscellaneous expenses. In fiscal 2005 and 2004, our company paid $5,858 and $6,000 respectively for such expenses.

2. In fiscal 2007, our company paid or accrued $Nil for management fees to a company with a common director. In fiscal 2006 and 2005, our company paid $5,000 and $Nil respectively for such management fees.

3. Our company received a short term loan of $50,000 from a director of our company, which is unsecured, without interest or fixed terms of repayment.

These transactions were in the normal course of operations.

ITEM 8	Financial Information

A. Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of this Annual Report

- Independent Auditor’s Report of BDO Dunwoody LLP dated March 10, 2008 on the Consolidated Financial Statements as at November 30, 2007;

- Report of Independent Registered Public Accounting Firm, Amisano Hanson, dated February 26, 2007, together with Comments by Auditor for US Readers in Canada – US Reporting Conflict;

- Balance Sheets at November 30, 2007 and 2006;

- Statements of Operations for the years ended November 30, 2007, 2006 and 2005 and for the period June 22, 1983 (Date of Inception) to November 30, 2007;

- Statements of Cash Flows for the years ended November 30, 2007, 2006 and 2005 and for the period June 22, 1983 (Date of Inception) to November 30, 2007;

- Statement of Shareholder's Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2007; and

- Notes to Financial Statements.

The audited financial statements for the years ended November 30, 2007, 2006 and 2005 can be found under Item 18 "Financial Statements".

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

B. Significant Changes

No significant change has occurred in our company's financial statements since the financial year ended November 30, 2007.

ITEM 9	The Offer and Listing

A.	Offer and Listing Details

Our common shares were traded on the TSX Venture Exchange until they were voluntarily delisted on June 20, 2001. Since April 19, 2001, our common shares have been quoted exclusively on the Over-the-Counter Bulletin Board under the symbol "BNVLF".

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

OTC Bulletin Board
Year Ended	High	Low
November 30, 2003	US $0.07	US $0.04
November 30, 2004	US $1.70	US $0.05
November 30, 2005	US $1.00	US $0.25
November 30, 2006	US $0.15	US $0.05
November 30, 2007	US $0.50	US $0.03

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board
Quarter Ended	High	Low
February 28, 2006	US $0.15	US $0.15
May 31, 2006	US $0.15	US $0.15
August 31, 2006	No Trades	No Trades
November 30, 2006	US $0.10	US $0.05
February 28, 2007	US $0.50	US $0.05
May 31, 2007	US $0.50	US $0.10
August 31, 2007	US $0.45	US $0.07
November 30, 2007	US $0.07	US $0.03

The high and low market prices of our common shares for each of the most recent six months, from November, 2007 through May 16, 2008, on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board
Month Ended	High	Low
December 31, 2007	US $0.015	US $0.01
January 31, 2008	No trades
February, 2008	US $0.015	US $0.015
March, 2008	No trades
April, 2008	US $0.015	US $0.015
May 16, 2008	No trades

B.	Plan of Distribution

Not applicable.

C.	Markets

Since April 19, 2001, our common shares have been quoted exclusively on the Over-the-Counter Bulletin Board.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are incorporated under the laws of the Province of British Columbia, Canada and have been assigned incorporation number 265693.

On March 29, 2004, the Business Corporations Act came into force in British Columbia. The new act impacted British Columbia companies by modernizing and streamlining company law in British Columbia. In order to take advantage of the provisions under the Business Corporations Act, our company sought and obtained shareholder approval at our shareholders meeting on April 21, 2005 for the removal of our pre-existing company provisions in our former Articles and the adoption of new Articles under the Business Corporations Act.

Our Articles do not contain a description of our objects and purposes.

Our Articles do not restrict a director's power to (a) vote on a proposal, arrangement or contract in which the director is materially interested, (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum, or (c) exercise borrowing powers. Under our Articles, there is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

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

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty"). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

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

  the non-resident holder;

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

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be "unqualified dividend income" and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

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

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being November 30, 2007, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's president and our company's chief financial officer. Based upon that evaluation, our company's president and our company's chief financial officer concluded that our company's disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no significant changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our president and chief financial officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16	[Reserved]

ITEM 16A	Audit Committee Financial Expert

Our board has determined that we do not have a member of our audit committee that qualifies as an "audit committee financial expert" as defined in Item 16A(b) of Form 20-F. We believe that the members of our board of directors, who are the same members of our audit committee, are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

Our board of directors has determined that Anthony Knott qualifies as an "independent" member of our audit committee as that term is defined in Rule 4350(d) of the Marketplace Rules of the FINRA. The two remaining members of our audit committee are not "independent" as defined in Rule 4200(a)(15) of the Marketplace Rules of the FINRA. We believe that having an audit committee financial expert and an audit committee that consists entirely of independent directors would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

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

Our Code of Business Conduct and Ethics requires, among other things, that all of our company's personnel shall be accorded full access to our president and chief financial officer with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company's personnel are to be accorded full access to our company's board if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or chief financial officer.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal , provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company's president or chief financial officer. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president or secretary, the incident must be reported to any member of our board. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Business Conduct and Ethics by another.

We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to the company's offices at Suite 1680, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

ITEM 16C	Principal Accountant Fees and Services

Audit Fees

Our board appointed Amisano Hanson, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal years ended November 30, 2006 and November 30, 2007. The aggregate of fees billed by Amisano Hanson, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal years ended 2006 and 2007 were $14,169 and $6,875, respectively. Amisano Hanson, Chartered Accountants, merged with BDO Dunwoody LLP, effective January 1, 2008.

Audit Related Fees

For the fiscal years ended November 30, 2006 and November 30, 2007, the aggregate fees billed for assurance and related services by Amisano Hanson, Chartered Accountants, relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $Nil and $Nil, respectively.

Tax Fees

For the fiscal years ended November 30, 2006 and November 30, 2007, the aggregate fees billed for tax compliance, tax advice and tax planning by Amisano Hanson, Chartered Accountants, was $Nil and $Nil, respectively.

All Other Fees

For the fiscal years ended November 30, 2006 and November 30, 2007, the aggregate fees billed by Amisano Hanson, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $Nil and $Nil, respectively.

Pre-Approval Policies and Procedures

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Amisano Hanson, Chartered Accountants, is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

  approved by our audit committee; or

  entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

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

Financial Statements Filed as Part of this Annual Report:

  Independent Auditor’s Report of BDO Dunwoody LLP dated March 10, 2008 on the Consolidated Financial Statements as at November 30, 2007;

  Report of Independent Registered Public Accounting Firm, Amisano Hanson, dated February 26, 2007, together with Comments by Auditor for US Readers on Canada - US Reporting Conflict;

  Balance Sheets at November 30, 2007 and 2006;

  Statements of Operations for the years ended November 30, 2007, 2006 and 2005 and for the period June 22, 1983 (Date of Inception) to November 30, 2007;

  Statements of Cash Flows for the years ended November 30, 2007, 2006 and 2005 and for the period June 22, 1983 (Date of Inception) to November 30, 2007;

  Statement of Shareholders' Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2007; and

  Notes to Financial Statements.

Bradner Ventures Ltd.
(A Development Stage Company)

Audited Financial Statements
(Expressed in Canadian dollars)

November 30, 2007, 2006, 2005

BDO Dunwoody LLP Chartered Accountants	#604 – 750 West Pender Street Vancouver, BC, Canada V6C 2T7 Telephone: (604) 689-0188 Fax: (604) 689-9773

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Bradner Ventures Ltd.
(A Development Stage Company)

We have audited the balance sheets of Bradner Ventures Ltd. as at November 30, 2007 and 2006 and the statements of operations, cash flows and stockholders’ equity (deficiency) for the years ended November 30, 2007, 2006 and 2005 and for the cumulative period from June 22, 1983 (Date of Inception) to November 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of its operations and its cash flows for the years ended November 30, 2007, 2006 and 2005 and for the cumulative period from June 22, 1983 (Date of Inception) to November 30, 2007 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
March 10, 2008

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the development stage, has yet to identify suitable business opportunities and has a working capital deficiency, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our report to the shareholders dated March 10, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
March 10, 2008

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

Bradner Ventures Ltd.
(A Development Stage Company)
Balance Sheets
November 30, 2007 and 2006
(Expressed in Canadian dollars)

ASSETS
Current Assets
Cash	902	16,895
GST receivable	334	1,125
	1,236	18,020
Deposit (Note 3)	5,000	–
Total Assets	6,236	18,020

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current Liabilities
Accounts payable and accrued liabilities	8,995	8,799
Advance payable (Note 4(c))	50,000	–
Total liabilities	58,995	8,799
Stockholders’ Equity (Deficiency)
Capital Stock (Note 5)
Authorized: 75,000,000 common shares, without par value
25,000,000 preferred shares, without par value
Issued: 6,058,256 common shares	4,279,498	4,279,498
Deficit Accumulated During the Development Stage	(4,332,257)	(4,270,277)
Total Stockholders’ Equity (Deficiency)	(52,759)	9,221
Total Liabilities and Stockholders’ Equity (Deficiency)	6,236	18,020

Nature of Operations and Ability to Continue as a Going Concern (Note 1)

Approved on behalf of the Board:

“Richard Coglon”	“Randy Buchamer”
Director	Director

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statements of Operations
For the years ended November 30, 2007, 2006 and 2005
And for the period June 22, 1983 (Date of Inception) to November 30, 2007
(Expressed in Canadian dollars)

	Accumulated from
	June 22, 1983
	(Date of Inception)	Years ended November 30,
	to November 30,
	2007	2007	2006	2005
	$	$	$	$

EXPENSES
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Bank charges and interest	63,800	292	238	221
Consulting and secretarial fees	205,016	–	–	–
Finders’ fees	180,727	–	–	–
Foreign exchange (gain) loss	(1,667)	6	26	13
Management fees (Note 4)	342,781	–	5,000	–
Mineral property exploration (Note 3)	54,541	3,921	–	–
Office and miscellaneous (Note 4)	149,624	9,757	9,884	8,557
Professional fees	835,966	39,996	35,232	53,741
Shareholder information	91,280	1,138	1,877	3,101
Transfer agent and regulatory fees	169,282	5,790	5,888	5,553
Travel and promotion	78,032	1,080	–	–
Write-down of mineral property	1,456,807	–	–	–

	3,628,532	61,980	58,145	71,186

OTHER ITEMS
Interest income	(25,440)	–	–	–
Gain on settlement of debt	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Loss on sale of capital assets	344	–	–	–
Loss on sale of long-term investment	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of long-tem investment	649,459	–	–	–

	703,725	-	-	-

Net Loss for the Period	(4,332,257)	(61,980)	(58,145)	(71,186)

Net Loss Per Share – Basic and Diluted		(0.01)	(0.01)	(0.01)

Weighted Average Number of Shares Outstanding		6,058,256	6,058,256	6,058,256

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statements of Cash Flows
For the years ended November 30, 2007, 2006 and 2005
And for the period June 22, 1983 (Date of Inception) to November 30, 2007
(Expressed in Canadian dollars)

	Accumulated from
	June 22, 1983
	(Date of Inception)	Years ended November 30,
	to November 30,
	2007	2007	2006	2005
	$	$	$	$
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(4,332,257)	(61,980)	(58,145)	(71,186)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Finders’ fees	114,932	–	–	–
Gain on debt settlement	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Loss on sale of capital assets	344	–	–	–
Loss on sale of investments	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of mineral property	1,468,807	–	–	–
Write-down of long-term investment	649,459	–	–	–
Changes in non-cash working capital items
related to operations
Decrease (increase) in GST receivable	(582)	791	5	(729)
Decrease (increase) in prepaid expenses	–	–	714	(714)
Increase (decrease) in accounts payable and accrued liabilities	430,842	196	(3,955)	5,533

Net cash used in operating activities	(1,586,750)	(60,993)	(61,381)	(67,096)

INVESTING
Purchase of capital assets	(3,038)	–	–	–
Expenditures on mineral properties	(1,121,172)	–	–	–
Proceeds from disposal of capital assets	600	–	–	–
Purchase of investments	(310,025)	–	–	–
Deposit	(5,000)	(5,000)	–	–
Advances to affiliate	(808,346)	–	–	–
Proceeds on disposal of investments	365,111	–	–	–

Net cash flows used in investing activities	(1,881,870)	(5,000)	–	–

FINANCING
Advance payable	50,000	50,000	–	–
Capital stock issued for cash	3,419,522	–	–	–

Net cash flows provided by financing activities	3,469,522	50,000	–	–

NET CASH INFLOW (OUTFLOW)	902	(15,993)	(61,381)	(67,096)

CASH, BEGINNING	–	16,895	78,276	145,372

CASH, ENDING	902	902	16,895	78,276

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2007
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
From June 22, 1983 (Date of Inception) to November 30, 2007
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
From June 22, 1983 (Date of Inception) to November 30, 2007
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
From June 22, 1983 (Date of Inception) to November 30, 2007
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

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2007
(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$
Balance – November 30, 2000	707,352	3,577,532	(3,312,127)	265,405
Shares issued for cash at $1.60 per share	25,000	40,000	–	40,000
Exercise of warrants at $1.25 per share	155,958	194,947	–	194,947
Net loss for the year	–	–	(489,432)	(489,432)
				–
Balance – November 30, 2001	888,309	3,812,479	(3,801,559)	10,920
Shares issued for cash at $1.60 per share	25,000	39,435	–	39,435
Exercise of options at $1.05 per share	18,000	18,900	–	18,900
Exercise of warrants at $1.25 per share	126,947	158,684	–	158,684
Net loss for the year	–	–	(261,950)	(261,950)
Balance – November 30, 2002	1,058,256	4,029,498	(4,063,509)	(34,011)
Net loss for the year	–	–	(27,840)	(27,840)
Balance – November 30, 2003	1,058,256	4,029,498	(4,091,349)	(61,851)
5:1 reverse stock split during year (retroactively stated)		–	–	–
Units issued for cash at $0.05 per unit	5,000,000	250,000	–	250,000
Net loss for the year	–	–	(49,597)	(49,597)
Balance – November 30, 2004	6,058,256	4,279,498	(4,140,946)	138,552
Net loss for the year	–	–	(71,186)	(71,186)
Balance – November 30, 2005	6,058,256	4,279,498	(4,212,132)	67,366
Net loss for the year	–	–	(58,145)	(58,145)
Balance – November 30, 2006	6,058,256	4,279,498	(4,270,277)	9,221
Net loss for the year	–	–	(61,980)	(61,980)
Balance – November 30, 2007	6,058,256	4,279,498	(4,332,257)	(52,759)

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2007, 2006 and 2005
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated on June 22, 1983 and is currently seeking and identifying suitable business opportunities or business combinations in Canada. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statements of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to November 30, 2007.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2007, the Company had not yet identified a suitable business, has accumulated losses of $4,332,257 since its inception, had a working capital deficiency of $57,759 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to raise funds through debt financing, complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms. The financial statements contain no adjustments which reflect the outcome of this uncertainty.

2.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests and the determination of reclamation obligations. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Monetary items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains and losses arising from the remeasurements are included in operations.

Income Taxes

The Company follows the asset and liability method for determining income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between the carrying amounts for financial statement purposes and the tax basis for certain assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be settled. The tax effects of changes in these temporary differences are recognized in income in the period in which they occur.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2007, 2006 and 2005
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock – Based Compensation

The Company uses the fair value based method for all stock-based awards granted on or after December 1, 2004 and to account for the grants as compensation expense in its financial statements.

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognizes expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation, as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the years ended November 30, 2007, 2006 and 2005, potentially dilutive common shares (relating to warrants outstanding at the year-end) totalling Nil (2006: 5,000,000; 2005: 5,000,000) were not included in the computation of loss per share because their effect was anti-dilutive.

Mineral Properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property costs that are not recoverable will be written-off to operations.

Mineral properties exploration costs are expensed when incurred. Recorded costs of mineral properties are not intended to reflect present or future values of mineral properties.

Change in Accounting Policies

On December 1, 2006, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement” and Section 3861, “Financial Instruments – Disclosure and Presentation”. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to- maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured initially and subsequently on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured subsequently on the balance sheet at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2007, 2006 and 2005
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Change in Accounting Policies (continued)

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.

Under adoption of these new standards, the Company designated accounts payable and accrued liabilities and short term loan as other financial liabilities, which are measured at amortized cost.

The adoption of these Handbook Sections had no impact on opening deficit.

3.	MINERAL PROPERTY

During the year ended November 30, 2007, the Company was in the process of acquiring an exploration permit to a mineral claim located in British Columbia, Canada for a term expiring on November 30, 2008. The Company paid a $5,000 security deposit and incurred $3,921 in exploration costs on the mineral claim.

Subsequent to November 30, 2007, the Company abandoned the mineral claim and has applied for a refund of the security deposit.

4.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are in the normal course of operations and are measured at the exchange amount:

	a)	The Company incurred $5,245 (2006 - $5,858; 2005 - $6,000) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

	b)	The Company incurred $nil (2006 - $5,000; 2005 - $nil) for management fees to a company with a common director.

	c)	The Company received an advance of $50,000 from a director of the Company, which is unsecured, without interest and payable on demand.

5.	CAPITAL STOCK

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non- voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at November 30, 2007 and 2006.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options to be granted will expire no later than 10 years from the grant date and generally vest on the date of grant. These options will be granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at November 30, 2007, 2006 and 2005.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2007, 2006 and 2005
(Expressed in Canadian dollars)

5.	CAPITAL STOCK (Continued)

Warrants

The following is a summary of the activity of the warrants issued for the fiscal years ending 2007, 2006, and 2005:

	November 30, 2007		November 30, 2006		November 30, 2005
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number	Price	Number	Price	Number	Price

Balance, beginning of year	5,000,000	$0.10	5,000,000	$0.10	5,000,000	$0.10
Granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Expired	(5,000,000)	$(0.10)	–	–	–	–

Balance, end of year	–	–	5,000,000	$0.10	5,000,000	$0.10

6.	INCOME TAXES

As at November 30, 2007, the Company has accumulated Canadian and foreign exploration costs totaling $813,310, non-capital losses totaling $507,850, and capital losses totaling $734,000, which may be carried forward to apply against future years’ income for Canadian income tax purposes. Potential benefits of these losses and exploration costs have not been recognized in these financial statements because the Company cannot be assured it is more-likely-than- not it will utilize them in future years. The non-capital losses expire as follows:

2008	$72,024
2009	98,432
2010	68,646
2011	27,840
2014	49,597
2015	71,186
2026	58,145
2027	61,980
$507,850

A reconciliation of income taxes at statutory tax rates with reported taxes are as indicated below:

	2007	2006	2005
	$	$	$
Losses before income taxes	61,980	58,145	71,186
Expected income tax recovery at statutory tax rates of
34.12% (2006 – 34.12%; 2005 – 35.62%)	21,000	20,000	25,000
Change in tax rates	(118,000)	-	-
Change in valuation allowance	97,000	(20,000)	(25,356)
	–	–	–

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2007, 2006 and 2005
(Expressed in Canadian dollars)

6.	INCOME TAXES (Continued)

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

Details of future tax assets are as follows:

	2007	2006
	$	$
Future tax assets:
Non-capital loss carry-forwards	140,000	185,000
Exploration expenses	224,000	278,000
Capital loss carry-forwards	101,000	125,000
	465,000	588,000
Valuation allowance	(465,000)	(588,000)
	–	–

7.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operation, cash flows and stockholders’ equity (deficiency) for 2007, 2006 and 2005.

	a)	Development Stage Company

The Company complies with SFAS No. 7 and The Securities and Exchange Commission Exchange Act Guide 7 for its characterization of the Company as development stage.

	b)	New Accounting Standards

In July 2006, FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes”. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation applies to all tax positions related to income taxes subject to FASB Statement No. 109. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company does not believe the adoption of FIN 48 will have a material impact on its financial statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” in order to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. This statement only applies when other standards require or permit the fair value measurement of assets and liabilities. This statement is effective for fiscal periods commencing after November 15, 2007 and the Company does not expect the adoption of this statement to have a significant effect on the Company’s results of operations or financial position.

On February 15, 2007, FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal periods commencing after November 15, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

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

BRADNER VENTURES LTD.

/s/ Richard Coglon
Richard L. Coglon
President and Secretary
(Principal Executive Officer)

Date: May 28, 2008

/s/ Randy Buchamer
Randy Buchamer
Chief Financial Officer
(Principal Financial Officer)

Date: May 28, 2008