Form 20-F
period 2008-11-30
BRADNER VENTURES LTD
filed 2009-05-29
CIK 1123839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2008.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the period from December 1, 2007 to November 30, 2008

Commission file number 000-30972

BRADNER VENTURES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1680, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive offices)

Richard Coglon, President,
604 693-0177
richard@rlcstrategic.com
Suite 1680, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 6,058,256 common shares, without par value, issued and outstanding as of November 30, 2008.

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
[X] YES [ ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued
	by the International Accounting Standards Board[X ]	Other[X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

This annual report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors”, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms “we”, “us”, “our”, “company” and “Bradner” mean Bradner Ventures Ltd., unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1 Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A.	Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended November 30, 2008. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. The information presented below for the five year period ended November 30, 2008 is derived from our audited financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”. The data is presented in Canadian dollars.

Selected Financial Data
(Stated in Canadian Dollars –Calculated in accordance with Canadian GAAP)

Fiscal Year Ended November 30 (Audited)

CANADIAN GAAP	2008	2007	2006	2005	2004

Net Sales or Operating Revenue	$-	$-	$-	$-	$-
Total Expenses	$47,508	$61,980	$58,145	$71,186	$49,574
Other Income	$-	$-	$-	$-	$-
Income (Loss) from
Continuing Operations	$(47,508)	$(61,980)	$(58,145)	$(71,186)	$(49,597)
Net Loss and Comprehensive Loss for
the Year	$(47,508)	$(61,980)	$(58,145)	$(71,186)	$(49,597)
Net Loss and comprehensive loss per
Common Share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Total Assets	$4,733	$6,236	$18,020	$80,120	$145,773
Total Stockholders’ Equity
(Deficiency)	$(95,267)	$(52,759)	$9,221	$67,366	$138,552
Capital Stock	$4,279,498	$4,279,498	$4,279,498	$4,279,498	$4,279,498

CANADIAN GAAP	2008	2007	2006	2005	2004
Number of Common Shares
(adjusted to reflect changes
in capital)	6,058,256	6,058,256	6,058,256	6,058,256	6,058,256
Basic and Diluted Net Loss per
Common Share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Long-Term Debt	$-	$-	$-	$-	$-
Cash Dividends per Common
Share	$-	$-	$-	$-	$-

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended November 30 (Audited)

UNITED STATES GAAP	2008	2007	2006	2005	2004

Net Sales or Operating Revenue	-	-	-	-	-
Total Expenses	$47,508	$61,980	$58,145	$71,186	$49,574
Income (Loss) From Operations	$-	$-	$-	$-	$-
Other Income	$-	$-	$-	$-	$-
Income (Loss) from
Continuing Operations	$(47,508)	$(61,980)	$(58,145)	$(71,186)	$(49,597)
Net loss and comprehensive loss for
the year	$(47,508)	$(61,980)	$(58,145)	$(71,186)	$(49,597)
Basic and Diluted Loss per Common
Share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Total Assets	$4,733	$6,236	$18,020	$80,120	$145,773
Total Stockholders’ Equity
(Deficiency)	$(95,267)	$(52,759)	$9,221	$67,366	$138,552
Capital Stock	$4,279,498	$4,279,498	$4,279,498	$4,279,498	$4,279,498
Number of Common Shares
(adjusted to reflect changes
in capital)	6,058,256	6,058,256	6,058,256	6,058,256	6,058,256
Diluted Net Income per
Common Share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Long-term Debt	$-	$-	$-	$-	$-
Cash Dividends per Common
Share	$-	$-	$-	$-	$-

Reconciliation to United States Generally Accepted Accounting Principles

There are no material differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles on the balance sheets and statements of operations and cash flows of our company.

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On May 7, 2008, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates listed with the Bank of Canada) was $0.8537. For the past five fiscal years ended November 30, and for the five monthly periods between November 2008 and December 2008, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York). As the Federal Reserve Bank has discontinued the publication of foreign exchange rates on December 31, 2008 the rates for listed after December 31, 2008 are based on the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the intra-day high/low rates between 08:00 (ET) and 16:00 (ET) listed with the Bank of Canada):

Year Ended	Average
November 30, 2004	$1.3094
November 30, 2005	$1.2163
November 30, 2006	$1.1347
November 30, 2007	$0.9661
November 30, 2008	$1.2360

Month Ended	Low/High
November 2008	$1.207/$1.231
December 2008	$1.225/$1.245
January 2009	$1.1761/$1.2765
February 2009	$1.2160/1.2731
March 2009	$1.2192/$1.3066

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other “forward looking statements”. Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

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

The common shares of our company are considered speculative during the period of time that we are seeking to identify a new business opportunity. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks.

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

Our auditors’ opinion on our November 30, 2008 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $4,379,765 for the period from June 22, 1983 (inception) to November 30, 2008. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described in the Comments for US Readers on Canada – US Reporting Differences by our auditors with respect to the financial statements for the year ended November 30, 2008. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Our plans to deal with this uncertainty include raising additional capital or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

We have not generated any revenues and our ability to generate revenues is uncertain.

In the past, we have incurred substantial net losses. For the year ended November 30, 2008, we incurred net losses of $47,508, and for the year ended November 30, 2007, we incurred net losses of $61,980. We also have an accumulated deficit of $4,379,765 as at November 30, 2008. At this time, our ability to generate any revenues is uncertain. As we do not have sufficient funds to finance our daily operating costs for the next twelve months, we will require additional funds to finance the acquisition of a suitable business opportunity or complete a business combination. We do not expect to generate any revenues for the foreseeable future. Accordingly, we will require additional funds, either from equity or debt financing, to maintain our daily operations in the future and to locate, acquire and develop a suitable business opportunity or complete a business combination. Obtaining additional financing is subject to a number of factors, including investor acceptance of any business we may acquire or combine with in the future and general investor sentiment. Financing, therefore, may not be available on acceptable terms, if at all. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital, however, will result in the dilution the shareholdings of existing shareholders. If we are unable to raise additional funds, we may be forced to delay our plan of operation and our entire business may fail.

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

We are dependent upon management’s personal abilities to evaluate business opportunities and the loss of the services of any of these individuals may adversely affect the development of our business.

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

We do not consider that our current management team is vital to our continued operations. The loss of the services of any of these individuals, for any reason, is unlikely to have a material adverse effect on our operations and our ability to locate, acquire and develop a suitable business opportunity or business combination. There can be no assurance that we will be able to find suitable replacements for such persons. Furthermore, we do not maintain “key man” life insurance on the lives of these individuals. To the extent that the services of any of these individuals become unavailable, we will be required to retain other qualified persons. There can be no assurance, however, that we will be able to find such persons, or to attract such persons to our company upon acceptable terms.

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

In all likelihood, our proposed operations, even if successful, may result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity’s business. Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry, thereby increasing the risks associated with our operations.

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

Over the twelve month period ending November 30, 2009, we anticipate that we will incur approximately $30,000 in operating costs and the continued pursuit of identifying a suitable business opportunity or combination. We do not have sufficient funds to cover our estimated daily operating costs during the next twelve months and as we have not generated any revenues to date, we will be required to raise additional funding through private placements of our equity securities and/or debt financing. In addition, any business combination or business opportunity that we may elect to enter into may require that we raise additional financing. We anticipate that we would secure any additional financing necessary through a private placement of our common shares.

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

Securities class-action litigation has often been instituted following periods of volatility in the market price of a company’s securities. Such litigation, if instituted against our company, could result in substantial costs for our company and a diversion of management’s attention and resources.

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

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of 75,000,000 common shares and 25,000,000 preference shares. In the event that we are required to issue additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Trading of our stock may be restricted by the Securities and Exchange Commission’s “Penny Stock” regulations which may limit a stockholder’s ability to buy and sell our stock.

The United States Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

ITEM 4 Information on Bradner Ventures Ltd.

A.	History and Development of Bradner Ventures Ltd.

Our company was incorporated pursuant to the laws of the Province of British Columbia under the British Columbia Company Act in June 1983 under the name “Bradner Resources Ltd.”. On December 13, 1999, our name was changed to our present legal and commercial name “Bradner Ventures Ltd.”. On March 29, 2004, the British Columbia Business Corporations Act came into effect, replacing the British Columbia Company Act. As required by the Business Corporations Act, our company was “transitioned” under the Business Corporations Act, effective March 31, 2004.

Our company is currently a reporting issuer under the securities laws of British Columbia and Alberta.

Our corporate offices are located at Suite 1680, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6. Our telephone number is (604) 682-0588 and our facsimile number is (604) 638.3525.

B.	Business Overview

For the fiscal years ended November 30, 2008, 2007 and 2006, we incurred net losses of $47,508, $61,980, and $58,145 respectively. We did not generate any revenues during such periods.

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

If a business opportunity is identified, we will investigate and evaluate the business opportunity and carry out due diligence on the identified entity and its management. In selecting a suitable business opportunity, management of our company intends to focus on the potential for future profits and the strength of the entity’s management team. Management believes that the greatest potential lies in resource based companies. Nevertheless, this shall not preclude any other category of business or industry from being investigated and evaluated by our company as opportunities arise.

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

The manner in which we participate in an opportunity with a target company will depend on the nature of the opportunity, the requirements of our company and other parties, the management of the business entity and our relative negotiating strength in the particular transaction. With respect to any mergers or acquisitions, our management intends to focus negotiations with the target company’s management on the percentage of our company that the target company’s shareholders would acquire in exchange for their shareholdings in the target company. Depending upon the target company’s financial position, our shareholders will, in all likelihood, hold a lesser percentage ownership interest in our company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event we acquire a target company with substantial assets. Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our existing shareholders immediately prior to such a transaction.

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

  distracting management’s attention from the daily operations of our company;

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

Over the twelve month period ending November 30, 2009, we anticipate that we will incur approximately $50,000 in operating costs and the continued pursuit of identifying a suitable business opportunity or combination. We expect that any future funding requirements, if required, will be raised through private placements of our equity securities and/or debt financing.

C.	Organizational Structure

As of the date of this annual report, we do not have any subsidiaries.

D.	Property, Plant and Equipment

We currently a records admin office located at Suite 1680, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6. We believe that our current office arrangements provide adequate space for our foreseeable future needs.

ITEM 4A Unresolved Staff Comments

Not applicable.

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles and has not been reconciled to United States generally accepted accounting principles.

A.	Operating Results

Our company did not generate any revenues during fiscal 2008 or 2007. Our company continues to seek out a suitable business opportunity or business combination. Our management does not believe that we will be able to generate revenues until our company locates, acquires and develops a suitable business or until our company enters into a business combination with an entity that has a suitable pre-existing business.

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

Year ended November 30, 2008 Compared to Year ended November 30, 2007

The following table provides selected quarterly financial information for 2008 for our company:

		November 30		August 31		May 31		February 29
				(Unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(17,315)		(10,356)		(12,135)		(7,702)

Basic and Diluted earnings (loss) per
share		(0.01)		(0.00)		(0.00)		(0.00)

We incurred a loss for the year ended November 30, 2008 of $47,508 or $(0.01) per share compared to a loss of $61,980 or $(0.01) per share for the year ended November 30, 2007. The decrease in the net loss of fiscal 2008 as compared to fiscal 2007 was due to a decrease in professional fees, mineral property exploration and office and miscellaneous.

Expenses were $47,508 for the fiscal year ended November 30, 2008, compared to $61,980 for fiscal 2007 and $58,145 for fiscal 2006. Expenses incurred in the fiscal year ended November 30, 2008 and in the quarter ended November 30, 2008 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash inflow for the year ended November 30, 2008 was $3,721 compared to a cash outflow of $15,993 for the year ended November 30, 2007 and a cash outflow of $61,381 for the year ended November 30, 2006. The increase in cash inflow of our 2008 fiscal year end as compared to our 2007 fiscal year end was due primarily to a short term advance of $25,000 we received from a director during 2008, $15,000 from a shareholder and $5,000 deposit refund for mineral claim exploration. The decrease in cash outflow from our 2007 fiscal year to our fiscal 2006 was due to lower operating expenses.

Year ended November 30, 2007 Compared to Year ended November 30, 2006

The following table provides selected quarterly financial information for 2007 for our company:

				2007

		November 30		August 31		May 31		February 28
				(Unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(14,988)		(19,860)		(19,589)		(7,543)

Basic and Diluted earnings (loss) per
share		(0.00)		(0.01)		(0.00)		(0.00)

We incurred a loss for the year ended November 30, 2007 of $61,980 or $(0.01) per share compared to a loss of $58,145 or $(0.01) per share for the year ended November 30, 2006. The increase in the net loss of fiscal 2007 as compared to fiscal 2006 was due to an increase in professional fees, mineral property exploration and office and miscellaneous.

Expenses were $61,980 for the fiscal year ended November 30, 2007, compared to $58,145 for fiscal 2006. Expenses incurred in the fiscal year ended November 30, 2007 and in the quarter ended November 30, 2007 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash outflow for the year ended November 30, 2007 was $15,993 compared to a cash outflow of $61,381 for the year ended November 30, 2006. The decrease in cash outflow of our 2007 fiscal year end as compared to our 2006 fiscal year end was due primarily to a short term advance of $50,000 we received from a director during 2007.

B.	Liquidity and Capital Resources

We have cash of $4,623 as at November 30, 2008, compared to $902 as at November 30, 2007. During the year ended November 30, 2008, we spent $47,508 on operating activities, received $25,000 from a director and $15,000 from a shareholder as advances and received a refund of $5,000 that was used as a deposit in connection with the general acquisition of an exploration permit, thereby increasing our cash position from $902 at November 30, 2007 to $4,623 at November 30, 2008. Our company’s operating expenses of $47,508 for the fiscal year ended November 30, 2008 included professional fees (accounting, administration and legal) of $34,665, transfer agent and regulatory fees of $6,576, office and miscellaneous fees of $5,015 and other expenses of $1,252.

We had cash of $902 as at November 30, 2007, compared to $16,895 as at November 30, 2006. During the year ended November 30, 2008, we spent $47,508 on operations and had no cash inflows from financing activities, thereby decreasing our cash position from $16,895 at November 30, 2006 to $902 at November 30, 2007. Our company’s operating expenses of $61,980 for the fiscal year ended November 30, 2007 included professional fees (accounting, administration and legal) of $39,996, mineral property exploration of $3,921, transfer agent and regulatory fees of $5,790, office and miscellaneous fees of $9,757 and other expenses of $2,516..

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2009, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during fiscal 2008 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Operating Activities

Operating activities used cash of $41,279 for the year ended November 30, 2008 compared to $60,993 for the year ended November 30, 2007.

Investing Activities

Investing activities provided cash of $5,000 for the year ended November 30, 2008 due to refund of deposit in mineral properties, compared to cash used of $5,000 for the year ended November 30, 2007.

Financing Activities

Financing activities provided cash of $40,000 for the year ended November 30, 2008, compared to $50,000 for the year ended November 30, 2007.

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

This estimate may increase if we are required to carry out due diligence investigations in regards to any prospective business opportunity or if the costs of negotiating acquisition agreements are greater than anticipated. We had cash in the amount of $4,623 and a working capital deficiency in the amount of $95,267 as of November 30, 2008. Presently, we are in the process of seeking a business opportunity and do not receive any revenue to meet our operating and capital expenses. We will require additional funding to carry out our plan of operation for the next twelve months. Due to the uncertainty of our ability to meet our current operating expenses and the capital expenses, our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2009, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during the year ended November 30, 2008 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity. It is not possible to estimate such funding requirements until our company enters into a definitive agreement to either acquire a business or to enter into a business combination and participate in the business.

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

Change in Accounting Policies

The Company follows Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3861 “Financial Instruments – Disclosure and Presentation”. Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured initially and subsequently on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured subsequently on the balance sheet at amortized cost.

The Company adopted the CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

Financial instruments issued by the Company are treated as equity only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments.

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

The Company classifies and measures its financial instruments as follows:

  Cash are classified as “held-for-trading”. They are measured at fair value and changes in fair value are recognized in the statements of operations.

  Accounts payable and accrued liabilities and advances payable are classified as other financial liabilities and are measured at fair value at inception. They are measured at amortized cost using the effective interest rate at subsequent periods. Change in fair value is recognized in the statements of comprehensive loss.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages credit risk by investing its cash with a Canadian Chartered bank. The Company’s other asset is Goods and Services Tax recoverable from the Federal Government of Canada. The maximum exposure to credit risk at at minimal at this time.

b)	Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. The Company may seek additional financing through equity offerings and advances from related parties, but there can be no assurance that such financing will be available on terms acceptable to the Company.

c)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As the Company has no interest-bearing investments or debt, it is not exposed to interest rate risk at this time. In respect of financial liabilities, the advances payable are not subject to interest rate risk because they are non-interest bearing payable.

d)	Foreign Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As significant transactions of the Company are denominated in Canadian dollars, the Company is not significantly exposed to foreign currency exchange risk at this time.

Accounting Changes

The Company adopted CICA Handbook Section 1506 “Accounting Changes” which revises the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

Cash Distributions

The Company follows the CICA Handbook Section 1540, Cash Flow Statements, which has been amended to require additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions. The adoption of this section has not resulted in any changes on the disclosure within the financial statements.

Capital Disclosures

Effective December 1, 2007, the Company adopted the new CICA guidelines of Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

In the management of capital, the Company includes cash in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to seek and identify suitable business opportunities or business combinations in Canada. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company places its cash with institutions of high credit worthiness. At November 30, 2008, the Company had cash of $4,623 (2007: $902).

The Company currently has not identified business opportunities; as such the Company has historically relied on the equity markets and advances from related parties to fund its activities. In order to carry out identifying business opportunities and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new opportunities and seek to acquire business if it feels there are sufficient benefits to the Company and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

Recently New Accounting Standards under United States Generally Accepted Accounting Principles

In July 2006, Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes”. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation applies to all tax positions related to income taxes subject to FASB Statement No. 109. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” in order to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. This statement only applies when other standards require or permit the fair value measurement of assets and liabilities. This statement is effective for fiscal periods commencing after November 15, 2007. The adoption of SFAS No. 157 did not have a material impact on the Company’s financial statements.

On February 15, 2007, FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal periods commencing after November 15, 2008. The adoption of SFAS No. 159 is not expected to have a material impact on the Company’s financial statements.

In May 2008, FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”. This statement amends ARB 51 to establish accounting and reporting standards for the Noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

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

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Date of
Commencement of
Office with our
Name and Age	Present Position with our Company	Company

Richard Coglon(1) (49)	Director Secretary President	November 26, 2001 March 16, 2004 May 26, 2004

Anthony Knott(1) (61)	Director	April 21, 2005

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

In 1995, Mr. Coglon co-founded Velvet Exploration Ltd., a start-up oil exploration and production company. Velvet was listed on the Toronto Stock Exchange and sold in August of 2001 in a “friendly takeover transaction” with El Paso Energy. Mr. Coglon was the president and a director of Heartland Oil and Gas Corp., a company that has a class of shares registered under the Securities Exchange Act of 1934, during its exploration phase, from September 18, 2002 until January 1, 2006, when Heartland matured from the exploration of its Kansas CBM projects into commercial production. Mr. Coglon currently carries on business under a privately owned investment company which comprises most of his active business undertaking.

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

None of our directors or executive officers was paid or earned compensation for performing their respective duties during the fiscal year ended November 30, 2008.

No cash compensation was paid to any of our directors for services as a director during the fiscal year ended November 30, 2008. We have no plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board or a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board. Our board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments for the fiscal year ended November 30, 2008.

As at the fiscal year ended November 30, 2008, we have no options outstanding. We do not have a formal stock option plan or any informal plan to pay compensation to directors, officers or employees by way of options. Despite having no formal stock option plan, we have historically issued stock options to our officers and directors in lieu of cash compensation and as an incentive to continue to achieve the objectives of our shareholders.

As of the date of this annual report, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer’s employment with our company, from a change in control of our company or a change in such officer’s responsibilities following a change in control.

C.	Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on July 29, 2008 and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the British Columbia Business Corporations Act.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

As of the date of this annual report, our entire board functions as our audit committee. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits. The audit committee also recommends the selection of independent auditors.

This annual report does not include an attestation report of our company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit our company to provide only management’s report in this annual report.

D.	Employees

During the fiscal years ended November 30, 2008, 2007 and 2006, we did not have any employees other than our officers. We do not currently have any paid employees and we have not experienced a significant change in the number of people we employ.

E.	Share Ownership

As of March 27, 2009, there were 6,058,256 common shares of our company issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

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

As of May XX, 2009, there were 6,058,256 common shares of our company issued and outstanding. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of May XX, 2009:

	Number of Common Shares
Name	Beneficially Owned	Percentage

Richard Coglon President, Secretary and Director	2,663,629 (1)	44%

(1) 712,663 of these shares are held directly by Richard Coglon, 25,966 of these shares are held by Rainmaker Enterprises, a company wholly-owned by Richard Coglon and 1,925,000 of these shares are held in Richard Coglon’s RRSP account.

The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of March 27, 2009, Computershare, our registrar and transfer agent, reported that of our company’s 6,058,256 issued and outstanding common shares, 5,989,042 common shares were registered to Canadian residents (24 shareholders), 68,931 common shares were registered to residents of the United States (16 shareholders) and 286 common shares were registered to residents of other countries (1 shareholder).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2008 fiscal year to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

(a) The Company incurred $nil (2007 - $5,245; 2006 - $5,858) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

(b) The Company incurred $2,000 (2007 - $nil; 2006 - $5,000) for management fees to a company with a common director.

(c) The Company incurred $3,000 (2007 - $nil; 2006 - $nil) for bookkeeping fees to a company with a common director.

(d) As at November 30, 2008, the Company owes $50,000 (2007 - $50,000) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

(e) As at November 30, 2008, the Company owes $15,000 (2007 - $Nil) to a company owned by a shareholder for advances, which is unsecured, non-interest bearing and payable on demand.

(f) As at November 30, 2008, the Company owes $25,000 (2007 - $Nil) to a company owned by the President of the Company for advances, which are unsecured, non-interest bearing and no fixed term of repayments.

These transactions were in the normal course of operations.

ITEM 8 Financial Information

A. Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of this Annual Report

- Independent Auditor’s Report of BDO Dunwoody LLP dated March 27, 2009 on the Financial Statements as at November 30, 2008, together with Comments by Auditor for US Readers in Canada – US Reporting Conflict

- Independent Auditor’s Report of BDO Dunwoody LLP dated March 10, 2008 on the Financial Statements as at November 30, 2007, together with Comments by Auditor for US Readers in Canada – US Reporting Conflict

Report of Independent Registered Public Accounting Firm, BDO Dunwoody LLP (Amisano Hanson, Chartered Accountants, merged with BDO Dunwoody LLP, effective January 1, 2008), dated March 27, 2009, together with Comments by Auditor for US Readers in Canada – US Reporting Conflict;

- Balance Sheets at November 30, 2008 and 2007;

- Statements of Operations and Comprehensive Loss for the years ended November 30, 2008, 2007 and 2006 and for the period June 22, 1983 (Date of Inception) to November 30, 2008;

- Statements of Cash Flows for the years ended November 30, 2008, 2007 and 2006 and for the period June 22, 1983 (Date of Inception) to November 30, 2008;

- Statement of Shareholder’s Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2008; and

- Notes to the Audited Financial Statements.

The audited financial statements for the years ended November 30, 2008, 2007 and 2006 can be found under Item 18 “Financial Statements”.

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

B. Significant Changes

No significant change has occurred in our company’s financial statements since the financial year ended November 30, 2008.

ITEM 9 The Offer and Listing

A.	Offer and Listing Details

Our common shares were traded on the TSX Venture Exchange until they were voluntarily delisted on June 20, 2001. Since April 19, 2001, our common shares have been quoted exclusively on the Over-the-Counter Bulletin Board under the symbol “BNVLF”.

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

OTC Bulletin Board
Year Ended	High	Low
November 30, 2004	US $1.70	US $0.05
November 30, 2005	US $1.00	US $0.25
November 30, 2006	US $0.15	US $0.05

OTC Bulletin Board

Year Ended	High	Low
November 30, 2007	US $0.50	US $0.03
November 30, 2008	US $0.015	US $0.001

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board
Quarter Ended	High	Low
February 28, 2007	US $0.50	US $0.05
May 31, 2007	US $0.50	US $0.10
August 31, 2007	US $0.45	US $0.07
November 30, 2007	US $0.07	US $0.03
February 28, 2008	US $0.015	US $0.01
May 31, 2008	US $0.015	US $0.011
August 31, 2008	US $0.012	US $0.012
November 30, 2008	US $0.012	US $0.012

The high and low market prices of our common shares for each of the most recent six months, from November, 2008 through May 7 2009, on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board –(highlights are last
years figures)

Month Ended	High	Low
December 31, 2008	US $0.0001	US $0.0005
January 31, 2009	US $0.0005	US $0.0002
February, 2009	No trades
March, 2009	No trades
April, 2009	No trades
May 7, 2009	No trades

B.	Plan of Distribution

Not applicable.

C.	Markets

Since April 19, 2001, our common shares have been quoted exclusively on the Over-the-Counter Bulletin Board.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10 Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Our Articles do not restrict a director’s power to (a) vote on a proposal, arrangement or contract in which the director is materially interested, (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum, or (c) exercise borrowing powers. Under our Articles, there is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Our authorized capital consists of 75,000,000 common shares without par value and 25,000,000 preference shares without par value. Our preference shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series.

Holders of our common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by our company’s board of directors and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.

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

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E.	Taxation

Certain Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of our company in connection with carrying on a business in Canada (a ”non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

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

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

  the non-resident holder;

  persons with whom the non-resident holder did not deal at arm’s length; or

  the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

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

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “unqualified dividend income” and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

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

ITEM 11Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12 Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Controls and Procedures

See item 15T below.

ITEM 15T. CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures

An evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by us under the supervision and with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).

Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures are ineffective to ensure that (i) information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms and (ii) that such information is accumulated and communicated to our management, including our CEO and CFO in order to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our Board has overall responsibility for reviewing our disclosure to ensure we provide full and plain disclosure to shareholders and other stakeholders. Our Board discharges its responsibilities through its committees, specifically with respect to financial disclosure. The Audit Committee is responsible for reviewing our financial reporting procedures and internal controls to ensure full and accurate disclosure of our financial position.

Our CEO and CFO are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Our CEO and CFO have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of the end of the period covered by this Annual Report (the “Evaluation Date”) are ineffective.

Based on such evaluation, they have concluded that as of the Evaluation Date, certain weaknesses exist in our disclosure controls and procedures, however, our CEO and CFO believe that these weaknesses would not prevent them from becoming aware, on a timely basis, of material information relating to us required to be included in our reports filed or submitted under the Exchange Act of 1933 due to their involvement in all of our operations. Such weaknesses are:

     i) Due to our limited number of staff, it is not feasible to achieve complete segregation of incompatible duties.

     ii) Due to our limited number of staff, we do not have a sufficient number of finance personnel with all the technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.

     iii) We did not have a Whistle Blower Policy or Code of Conduct in place during the period.

These weaknesses in our internal controls over financial reporting result in a remote likelihood that a material misstatement would not be prevented or detected. Management and our Board work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

(c) Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

(d) Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

ITEM 16 [Reserved]

ITEM 16A Audit Committee Financial Expert

Our board has determined that we do not have a member of our audit committee that qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F. We believe that the members of our board of directors, who are the same members of our audit committee, are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

Our board of directors has determined that Anthony Knott qualifies as an “independent” member of our audit committee as that term is defined in Rule 4350(d) of the Marketplace Rules of the FINRA. The two remaining members of our audit committee, Richard Coglon and Anthony Knott are not “independent” as defined in Rule 4200(a)(15) of the Marketplace Rules of the FINRA. We believe that having an audit committee financial expert and an audit committee that consists entirely of independent directors would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

ITEM 16B Code of Ethics

Effective May 27, 2004, our company’s board adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company’s president, being our principal executive officer, and our company’s chief financial officer, as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

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

Our Code of Business Conduct and Ethics requires, among other things, that all of our company’s personnel shall be accorded full access to our president and chief financial officer with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company’s personnel are to be accorded full access to our company’s board if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or chief financial officer.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company’s president or chief financial officer. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president or secretary, the incident must be reported to any member of our board. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company’s Code of Business Conduct and Ethics by another.

We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to the company’s offices at Suite 1680, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

ITEM 16C Principal Accountant Fees and Services

Audit Fees

Our board appointed BDO Dunwoody LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal years ended November 30, 2007 and November 30, 2008. The aggregate of fees billed by BDO Dunwoody LLP, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal years ended 2007 and 2008 were $10,769.60 and $14,784.00, respectively.

Audit Related Fees

For the fiscal years ended November 30, 2007 and November 30, 2008, the aggregate fees billed for assurance and related services by BDO Dundwoody LLP, Chartered Accountants, relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $Nil for both years.

Tax Fees

For the fiscal years ended November 30, 2007 and November 30, 2008, the aggregate fees billed for tax compliance, tax advice and tax planning by BDO Dunwoody LLP, Chartered Accountants, was $Nil for both years.

All Other Fees

For the fiscal years ended November 30, 2007 and November 30, 2008, the aggregate fees billed by BDO Dunwoody LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $Nil and $Nil, respectively.

Pre-Approval Policies and Procedures

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before BDO Dunwoody LLP, Chartered Accountants, is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

  approved by our audit committee; or

  entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management.

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

The audit committee has considered the nature and amount of the fees billed by BDO Dunwoody LLP, Chartered Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of BDO Dunwoody LLP, Chartered Accountants.

ITEM 16D. Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17 Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18 Financial Statements

Financial Statements Filed as Part of this Annual Report:

  Independent Auditor’s Report of BDO Dunwoody LLP dated March 27, 2009 on the Financial Statements as at November 30, 2008 and 2007; together with Comments by Auditor for US Readers on Canada – US Reporting Conflict;

  Report of Independent Registered Public Accounting Firm, Amisano Hanson (merged with BDO Dunwoody LLP in January 2008), dated February 26, 2007, together with Comments by Auditor for US Readers on Canada - US Reporting Conflict;

  Balance Sheets at November 30, 2008 and 2007;

  Statements of Operations and Comprehensive Loss for the years ended November 30, 2008, 2007 and 2006 and for the period June 22, 1983 (Date of Inception) to November 30, 2008;

  Statements of Cash Flows for the years ended November 30, 2008, 2007 and 2006 and for the period June 22, 1983 (Date of Inception) to November 30, 2008;

  Statement of Shareholders’ Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2008; and

  Notes to Audited Financial Statements.

Bradner Ventures Ltd.
(A Development Stage Company)

Audited Financial Statements
(Expressed in Canadian dollars)

November 30, 2008, 2007, 2006

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC V6C 3L2 Telephone: (604) 688-5421 Fax: (604) 688-5132

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Bradner Ventures Ltd.
(A Development Stage Company)

We have audited the balance sheets of Bradner Ventures Ltd. as at November 30, 2008 and 2007 and the statements of operations and comprehensive loss, cash flows and stockholders’ equity (deficiency) for the years ended November 30, 2008, 2007 and 2006 and for the cumulative period from June 22, 1983 (Date of Inception) to November 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2008 and 2007 and the results of its operations and its cash flows for the years ended November 30, 2008, 2007 and 2006 and for the cumulative period from June 22, 1983 (Date of Inception) to November 30, 2008 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
March 27, 2009

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

Our report to the shareholders dated March 27, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
March 27, 2009

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

Bradner Ventures Ltd.
(A Development Stage Company)
Balance Sheets
November 30, 2008 and 2007
(Expressed in Canadian dollars)

ASSETS
Current Assets
Cash	4,623	902
GST recoverable	110	334
	4,733	1,236
Deposit (Note 4)	–	5,000
Total Assets	4,733	6,236

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current Liabilities
Accounts payable and accrued liabilities	10,000	8,995
Advance payable (Note 5)	90,000	50,000
Total Liabilities	100,000	58,995
Stockholders’ Deficiency
Capital Stock (Note 6)
Authorized: 75,000,000 common shares, without par value
25,000,000 preferred shares, without par value
Issued: 6,058,256 common shares	4,279,498	4,279,498
Contributed Surplus (Note 8)	5,000	-
Deficit Accumulated During the Development Stage	(4,379,765)	(4,332,257)
Total Stockholders’ Deficiency	(95,267)	(52,759)
Total Liabilities and Stockholders’ Deficiency	4,733	6,236

Nature of operations and ability to continue as a going concern (Note 1)

Approved on behalf of the Board:

/s/ Richard Coglon	/s/ Anthony Knott
Director	Director

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statements of Operations and Comprehensive Loss
For the years ended November 30, 2008, 2007 and 2006
And for the period June 22, 1983 (Date of Inception) to November 30, 2008
(Expressed in Canadian dollars)

	Accumulated from
	June 22, 1983
	(Date of Inception)	Years ended November 30,
	to November 30,
	2008	2008	2007	2006
	$	$	$	$

EXPENSES
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Bank charges and interest	64,090	290	292	238
Consulting and secretarial	205,016	–	–	–
Finders’ fees	180,727	–	–	–
Foreign exchange (gain) loss	(1,652)	15	6	26
Management fees (Note 5(b))	342,781	–	–	5,000
Mineral property expenses	54,541	–	3,921	–
Office and miscellaneous (Note 5(a))	154,639	5,015	9,757	9,884
Professional fees (Notes 5(c))	870,631	34,665	39,996	35,232
Shareholder information	92,227	947	1,138	1,877
Transfer agent and regulatory fees	175,858	6,576	5,790	5,888
Travel and promotion	78,032	–	1,080	–
Write-down of mineral property	1,456,807	–	–	–

	3,676,040	47,508	61,980	58,145

OTHER ITEMS
Interest income	(25,440)	–	–	–
Gain on settlement of debt	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Loss on sale of computer equipment	344	–	–	–
Loss on sale of long-term investment	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of long-tem investment	649,459	–	–	–

	703,725	–	–	–

Net Loss and Comprehensive Loss for the Period	(4,379,765)	(47,508)	(61,980)	(58,145)

Net Loss Per Share – Basic and Diluted		(0.01)	(0.01)	(0.01)

Weighted Average Number of Shares Outstanding		6,058,256	6,058,256	6,058,256

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statements of Cash Flows
For the years ended November 30, 2008, 2007 and 2006
And for the period June 22, 1983 (Date of Inception) to November 30, 2008
(Expressed in Canadian dollars)

	Accumulated from
	June 22, 1983
	(Date of Inception)		Years ended November 30,
	to November 30,
	2008		2008		2007		2006
	$		$		$		$
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(4,379,765)		(47,508)		(61,980)		(58,145)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	2,095		–		–		–
Bad debts	248		–		–		–
Donated rent and services	5,000		5,000		–		–
Finders’ fees	114,932		–		–		–
Gain on debt settlement	(1,303)		–		–		–
Gain on option	(1,187,500)		–		–		–
Loss on sale of computer equipment	344		–		–		–
Loss on sale of investments	630,397		–		–		–
Write-down of advances to affiliate	637,768		–		–		–
Write-down of mineral property	1,468,807		–		–		–
Write-down of long-term investment	649,459		–		–		–
Changes in non-cash working capital items
related to operations
Decrease (increase) in GST recoverable	(358)		224		791		5
Decrease in prepaid expenses	–		–		–		714
Increase (decrease) in accounts payable and accrued liabilities	431,847		1,005		196		(3,955)

Net cash used in operating activities	(1,628,029)		(41,279)		(60,993)		(61,381)

INVESTING
Purchase of office equipment	(3,038)		–		–		–
Expenditures on mineral properties	(1,121,172)		–		–		–
Proceeds from disposal of office equipment	600		–		–		–
Purchase of investments	(310,025)		–		–		–
Mineral property deposit	–		5,000		(5,000)		–
Advances to affiliate	(808,346)		–		–		–
Proceeds on disposal of investments	365,111		–		–		–

Net cash flows provided by (used in) investing activities	(1,876,870)		5,000		(5,000)		–

FINANCING
Proceeds from advance payable	90,000		40,000		50,000		–
Capital stock issued for cash	3,419,522		–		–		–

Net cash flows provided by financing activities	3,509,522		40,000		50,000		–

NET CASH INFLOWS (OUTFLOWS)	4,623		3,721		(15,993)		(61,381)

CASH, BEGINNING OF PERIOD	–		902		16,895		78,276

CASH, ENDING OF PERIOD	4,623		4,623		902		16,895

Cash paid for income taxes during the year		$	Nil	$	Nil	$	Nil
Cash paid for interest expense during the year		$	Nil	$	Nil	$	Nil

Non-cash transactions – Note 10

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2008
(Expressed in Canadian dollars)

				Deficit
				Accumulated
				During the
			Contributed	Development
	Shares	Amount	Surplus	Stage	Total
	#	$	$	$	$

Balance – June 22, 1983 (Date of Inception)	–	–	–	–	–
Net loss for the period	–	–	–	–	–
Balance – November 30, 1983	–	–	–	–	–
Shares issued for cash:
- at $0.35 per share	21,429	7,500	–	–	7,500
- at $5.25 per share	6,286	33,000	–	–	33,000
Net loss for the year	–	–	–	–	–
Balance – November 30, 1984	27,715	40,500	–	–	40,500
Shares issued for cash at $14.175 per share	14,286	202,500	–	–	202,500
Shares allotted for cash at $10.50 per share	7,143	75,000	–	–	75,000
Shares issued for acquisition of mineral property at
$5.25 per share	714	3,750	–	–	3,750
Net loss for the year	–	–	–	(60,415)	(60,415)
Balance – November 30, 1985	49,858	321,750	–	(60,415)	261,335
Share subscriptions refunded at $10.50 per share	(2,770)	(29,090)	–	–	(29,090)
Net loss for the year	–	–	–	–	–
Balance – November 30, 1986	47,088	292,660	–	(60,415)	232,245
Shares issued for cash at $15.75 per share	2,429	38,250	–	–	38,250
Net loss for the year	–	–	–	(146,697)	(146,697)
Balance – November 30, 1987	49,517	330,910	–	(207,112)	123,798
Net loss for the year	–	–	–	(140,613)	(140,613)
Balance – November 30, 1988	49,517	330,910	–	(347,725)	(16,815)
Shares issued for settlement of debt at $18.90 per share	1,286	24,300	–	–	24,300
Private placement at $10.50 per share	4,286	45,000	–	–	45,000
Exercise of options at $15.75 per share	343	5,400	–	–	5,400
Net loss for the year	–	–	–	(17,337)	(17,337)
Balance – November 30, 1989	55,432	405,610	–	(365,062)	40,548

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2008
(Expressed in Canadian dollars)

				Deficit
				Accumulated
				During the
			Contributed	Development
	Shares	Amount	Surplus	Stage	Total
	#	$	$	$	$

Balance – November 30, 1989	55,432	405,610	–	(365,062)	40,548

Shares issued for acquisition of mineral property at
$70.00 per share	714	50,000	–	–	50,000

Shares issued for finder’s fee:
- at $17,50 per share	1,429	25,000	–	–	25,000
- at $70.00 per share	571	40,000	–	–	40,000

Shares issued for exercise of options:
- at $12.25 per share	2,857	35,000	–	–	35,000
- at $17.50 per share	143	2,500	–	–	2,500
- at $24.50 per share	1,429	35,000	–	–	35,000
- at $26.50 per share	2,686	70,500	–	–	70,500
- at $38.85 per share	286	11,100	–	–	11,100

Net loss for the year	–	–	–	(118,112)	(118,112)
			–
Balance – November 30, 1990	65,547	674,710	–	(483,174)	191,536

Shares issued for acquisition of mineral property:
- at $63.00 per share	2,857	180,000	–	–	180,000
- at $96.95 per share	881	85,366	–	–	85,366

Private placement at $54.60	657	35,880	–	–	35,880

Exercise of warrants at $14.00 per share	1,429	20,000	–	–	20,000

Shares issued for exercise of options:
- at $24.50 per share	571	14,000	–	–	14,000
- at $26.25 per share	857	22,500	–	–	22,500
- at $54.25 per share	1,691	91,760	–	–	91,760
- at $66.85 per share	1,171	78,310	–	–	78,310

Shares issued for finder’s fee:
- at $52.50 per share	714	37,500	–	–	37,500
- at $58.80 per share	272	16,017	–	–	16,017
- at $96.95 per share	109	10,565	–	–	10,565

Net loss for the year	–	–	–	445,784	445,784

Balance – November 30, 1991	76,756	1,266,608	–	(37,390)	1,229,218

Shares issued for exercise of options:
- at $54.25 per share	594	32,240	–	–	32,240
- at $66.85 per share	134	8,977	–	–	8,977

Shares issued for finder’s fees at $52.50 per share	714	37,500	–	–	37,500

Net loss for the year	–	–	–	(788,460)	(788,460)

Balance – November 30, 1992	78,198	1,345,325	–	(825,850)	519,475

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2008
(Expressed in Canadian dollars)

				Deficit
				Accumulated
				During the
			Contributed	Development
	Shares	Amount	Surplus	Stage	Total
	#	$	$	$	$

Balance – November 30, 1992	78,198	1,345,325	–	(825,850)	519,475

Shares issued for acquisition of mineral property:
- at $14.00 per share	714	10,000	–	–	10,000
- at $17.50 per share	1,429	25,000	–	–	25,000
- at $21.00 per share	714	15,000	–	–	15,000

Shares issued for finder’s fee at $52.50 per share	1,271	13,350	–	–	13,350

Private placement at $10.50 per share	14,286	150,000	–	–	150,000

Shares issued for settlement of debt at $10.85 per			–
share	7,296	79,166		–	79,166

Shares issued for exercise of options:
- at $11.20 per share	7,096	79,470	–	–	79,470
- at $21.70 per share	4,419	95,901	–	–	95,901

Net loss for the year	–	–	–	(754,698)	(754,698)

Balance – November 30, 1993	115,423	1,813,212	–	(1,580,548)	232,664

Shares issued for settlement of debt at $9.10 per share	12,368	112,553	–	–	112,553

Exercise of options at $10.15 per share	571	5,800	–	–	5,800

Exercise of warrants at $10.50 per share	829	8,700	–	–	8,700

Net loss for the year	–	–	–	(201,255)	(201,255)

Balance – November 30, 1994	129,191	1,940,265	–	(1,781,803)	158,462

Shares issued for exercise of options:
- at $8.40 per share	8,635	72,536	–	–	72,536
- at $10.15 per share	3,250	32,986	–	–	32,986
- at $10.85 per share	940	10,199	–	–	10,199
- at $11.55 per share	1,571	18,150	–	–	18,150
- at $14.70 per share	6,262	92,046	–	–	92,046
- at $17.50 per share	2,943	51,500	–	–	51,500

Shares issued for exercise of warrants:
- at $9.80 per share	8,571	84,000	–	–	84,000
- at $12.25 per share	14,729	180,425	–	–	180,425

Shares issued for private placements:
- at $9.80 per share	8,571	84,000	–	–	84,000
- at $15.75 per share	2,857	45,000	–	–	45,000

Shares issued for acquisition of mineral property at
15.75 per share	1,429	22,500	–	–	22,500

Net loss for the year	–	–	–	(304,564)	(304,564)

Balance – November 30, 1995	188,949	2,633,607	–	(2,086,367)	547,240

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2008
(Expressed in Canadian dollars)

				Deficit
				Accumulated
				During the
			Contributed	Development
	Shares	Amount	Surplus	Stage	Total
	#	$	$	$	$

Balance – November 30, 1995	188,949	2,633,607	–	(2,086,367)	547,240
Shares issued for acquisition of mineral property at
$21.00 per share	571	12,000	–	–	12,000
Exercise of warrants at $15.75 per share	2,857	45,000	–	–	45,000
Private placement at $10.50 per share	4,286	52,500	–	–	52,500
Shares issued for exercise of options:
- at $17.50 per share	4,743	82,998	–	–	82,998
- at $18.55 per share	714	13,250	–	–	13,250
- at $20.65 per share	2,857	59,000	–	–	59,000
Net loss for the year	–	–	–	(102,055)	(102,055)
Balance – November 30, 1996	204,977	2,898,355	–	(2,188,422)	709,933
Shares issued for acquisition of mineral property at
$8.75 per share	714	6,250	–	–	6,250
Shares issued for exercise of options:
- at $9.10 per share	7,571	68,900	–	–	68,900
- at $10.50 per share	1,429	15,000	–	–	15,000
- at $13.55 per share	4,286	46,500	–	–	46,500
Net loss for the year	–	–	–	(150,318)	(150,318)
Balance – November 30, 1997	218,977	3,035,005	–	(2,338,740)	696,265
Shares issued for cash at $5.25 per share	3,143	16,500	–	–	16,500
Shares issued for settlement of debt at $5.25 per share	10,123	53,144	–	–	53,144
Share issuance costs	–	(2,452)	–	–	(2,452)
Net loss for the year	–	–	–	(512,408)	(512,408)
Balance – November 30, 1998	232,243	3,102,197	–	(2,851,148)	251,049
Shares issued for settlement of debt at $5.25 per share	11,667	61,252	–	–	61,252
Net loss for the year	–	–	–	(369,731)	(369,731)
Balance – November 30, 1999	243,910	3,163,449	–	(3,220,879)	(57,430)
Shares issued for settlement of debt at $0.75 per share	123,441	92,581	–	–	92,581
Private placement at $0.95 per share	340,000	323,000	–	–	323,000
Share issuance costs	–	(1,498)	–	–	(1,498)
Net loss for the year	–	–	–	(91,248)	(91,248)
Balance – November 30, 2000	707,351	3,577,532	–	(3,312,127)	265,405

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2008
(Expressed in Canadian dollars)

				Deficit
				Accumulated
				During the
			Contributed	Development
	Shares	Amount	Surplus	Stage	Total
	#	$	$	$	$

Balance – November 30, 2000	707,351	3,577,532	–	(3,312,127)	265,405
Shares issued for cash at $1.60 per share	25,000	40,000	–	–	40,000
Exercise of warrants at $1.25 per share	155,958	194,947	–	–	194,947
Net loss for the year	–	–	–	(489,432)	(489,432)
					–
Balance – November 30, 2001	888,309	3,812,479	–	(3,801,559)	10,920
Shares issued for cash at $1.60 per share	25,000	39,435	–	–	39,435
Exercise of options at $1.05 per share	18,000	18,900	–	–	18,900
Exercise of warrants at $1.25 per share	126,947	158,684	–	–	158,684
Net loss for the year	–	–	–	(261,950)	(261,950)
Balance – November 30, 2002	1,058,256	4,029,498	–	(4,063,509)	(34,011)
Net loss for the year	–	–	–	(27,840)	(27,840)
Balance – November 30, 2003	1,058,256	4,029,498	–	(4,091,349)	(61,851)
5:1 rollback during period (retroactively stated)		–	–	–	–
Units issued for cash at $0.05 per unit	5,000,000	250,000	–	–	250,000
Net loss for the year	–	–	–	(49,597)	(49,597)
Balance – November 30, 2004	6,058,256	4,279,498	–	(4,140,946)	138,552
Net loss for the year	–	–	–	(71,186)	(71,186)
Balance – November 30, 2005	6,058,256	4,279,498	–	(4,212,132)	67,366
Net loss for the year	–	–	–	(58,145)	(58,145)
Balance – November 30, 2006	6,058,256	4,279,498	–	(4,270,277)	9,221
Net loss for the year	–	–	–	(61,980)	(61,980)
Balance – November 30, 2007	6,058,256	4,279,498	–	(4,332,257)	(52,759)
Net loss for the year	–	–	–	(47,508)	(47,508)
Donated services (Note 8)	–	–	5,000	–	5,000
Balance – November 30, 2008	6,058,256	4,279,498	5,000	(4,379,765)	(95,267)

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2008, 2007 and 2006
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated on June 22, 1983, and is currently in the business of seeking and identifying suitable business opportunities or business combinations in Canada. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statements of operations and comprehensive loss, and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to November 30, 2008.

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2008, the Company had not yet identified a suitable business, has accumulated losses of $4,379,765 since its inception, had a working capital deficiency of $95,267 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

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
November 30, 2008, 2007 and 2006
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock – Based Compensation

The Company uses the fair value based method for all stock-based awards granted on or after December 1, 2004 and to account for the grants as compensation expense in its financial statements. As at December 1, 2004, there were no stock options outstanding.

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

For the years ended November 30, 2008, 2007 and 2006, potentially dilutive common shares (relating to warrants outstanding at the year-end) totalling Nil (2007: nil; 2006: 5,000,000) were not included in the computation of loss per share because their effect was anti-dilutive.

Mineral Properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If mineral properties are put into production, the costs of acquisition will be amortized over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property costs that are not recoverable will be written-off to operations.

Mineral properties exploration costs are expensed when incurred. Recorded costs of mineral properties are not intended to reflect present or future values of mineral properties.

Comprehensive Income

The Company follows CICA Handbook Section 1530 “Comprehensive Income” which establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. At November 30, 2008, the Company does not have transactions and events which require the recognition of comprehensive income.

Financial Instruments

The Company follows Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3861 “Financial Instruments – Disclosure and Presentation”. Section 3855 prescribes when a financial asset, financial liability or non- financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured initially and subsequently on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured subsequently on the balance sheet at amortized cost. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2008, 2007 and 2006
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments (continued)

The Company adopted the CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

Financial instruments issued by the Company are treated as equity only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments.

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

The Company classifies and measures its financial instruments as follows:

  Cash are classified as “held-for-trading”. They are measured at fair value and changes in fair value are recognized in the statements of operations.

  Accounts payable and accrued liabilities and advances payable are classified as other financial liabilities and are measured at fair value at inception. They are measured at amortized cost using the effective interest rate at subsequent periods. Change in fair value is recognized in the statements of comprehensive loss.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages credit risk by investing its cash with a Canadian Chartered bank. The Company’s other asset is Goods and Services Tax recoverable from the Federal Government of Canada. The maximum exposure to credit risk is minimal at this time.

b)	Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. The Company may seek additional financing through equity offerings and advances from related parties, but there can be no assurance that such financing will be available on terms acceptable to the Company.

c)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As the Company has no interest-bearing investments or debt, it is not exposed to interest rate risk at this time. In respect of financial liabilities, the advances payable are not subject to interest rate risk because they are non-interest bearing payable.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2008, 2007 and 2006
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments (continued)

d)	Foreign Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As significant transactions of the Company are denominated in Canadian dollars, the Company is not significantly exposed to foreign currency exchange risk at this time.

Accounting Changes

The Company adopted CICA Handbook Section 1506 “Accounting Changes” which revises the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

Cash Distributions

The Company follows the CICA Handbook Section 1540, Cash Flow Statements, which has been amended to require additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions. The adoption of this section has not resulted in any changes on the disclosure within the financial statements.

Recent Accounting Pronouncements

The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400 – “Assessing Going Concern”, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this Section is not expected to result in any changes on the disclosure within the financial statements.

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The standard is effective for annual and interim periods beginning on or after October 1, 2008. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2012. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company is currently assessing the impact of the above new accounting standards on the Company’s financial positions and results of operations.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2008, 2007 and 2006
(Expressed in Canadian dollars)

3.	CAPITAL DISCLOSURES

Effective December 1, 2007, the Company adopted the new CICA guidelines of Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

In the management of capital, the Company includes cash in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to seek and identify suitable business opportunities or business combinations in Canada. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company places its cash with institutions of high credit worthiness. At November 30, 2008, the Company had cash of $4,623 (2007: $902).

The Company currently has not identified business opportunities; as such the Company has historically relied on the equity markets and advances from related parties to fund its activities. In order to carry out identifying business opportunities and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new opportunities and seek to acquire business if it feels there are sufficient benefits to the Company and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

4.	MINERAL PROPERTY

During the year ended November 30, 2007, the Company was in the process of acquiring an exploration permit to a mineral claim located in British Columbia, Canada for a term which expired on November 30, 2008. The Company paid a $5,000 security deposit and incurred $3,921 in exploration costs on the mineral claim.

During the year ended November 30, 2008, the Company abandoned the mineral claim and received a refund for the security deposit of $5,000.

5.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are in the normal course of operations and are measured at the exchange amount.

(a) The Company incurred $nil (2007 - $5,245; 2006 - $5,858) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

(b) The Company incurred $2,000 (2007 - $nil; 2006 - $5,000) for management fees to a company with a common director.

(c) The Company incurred $3,000 (2007 - $nil; 2006 - $nil) for bookkeeping fees to a company with a common director.

(d) As at November 30, 2008, the Company owes $50,000 (2007 - $50,000) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

(e) As at November 30, 2008, the Company owes $15,000 (2007 - $Nil) to a company owned by a shareholder for advances, which is unsecured, non-interest bearing and payable on demand.

(f)

As at November 30, 2008, the Company owes $25,000 (2007 - $Nil) to a company owned by the President of the Company for advances, which are unsecured, non-interest bearing and no fixed term of repayments.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2008, 2007 and 2006
(Expressed in Canadian dollars)

6.	CAPITAL STOCK

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at November 30, 2008, 2007 and 2006.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at November 30, 2008, 2007 and 2006.

Warrants

The following is a summary of the activity of the warrants issued for the fiscal years ended 2008, 2007, and 2006:

	November 30, 2008		November 30, 2007		November 30, 2006
		Exercise		Exercise		Exercise
	Number	Price	Number	Price	Number	Price

Balance, beginning of year	–	–	5,000,000	$0.10	5,000,000	$0.10
Expired	–	–	(5,000,000)	$0.10	–	–

Balance, end of year	–	–	–	–	5,000,000	$0.10

7.	INCOME TAXES

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

	2008	2007	2006

Basic statutory and provincial income tax rate	31.30%	34.12%	34.12%

Net loss	$(47,508)	$(61,980)	$(58,145)

Expected income tax recovery on net loss,
before income tax	$15,000	$21,000	$(20,000)
Differences due to recognition of items for tax purposes:
Effects of reduction in statutory rate	(2,000)	(118,000)	-
Permanent differences	(2,000)
Expiry of non-capital loss carry forward	(19,000)		-
Increase in valuation allowance	8,000	97,000	20,000
Total income tax recovery	$-	$-	$-

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2008, 2007 and 2006
(Expressed in Canadian dollars)

7.	INCOME TAXES (Continued)

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2008	2007

Future estimated income tax assets:
Non-capital losses carried forward	$124,000	$132,000
Exploration expenses	238,000	238,000
Capital loss carry-forwards	95,000	95,000
	457,000	465,000
Valuation allowance	(457,000)	(465,000)
Net future estimated income tax assets	$-	$-

As at November 30, 2008, the Company has accumulated Canadian and foreign exploration costs totaling $916,000 non-capital losses totaling $478,000. The Company also has $734,000 of capital losses which may be applied to future capital gains, which may be carried forward to apply against future years’ income for Canadian income tax purposes. Potential benefits of these losses and exploration costs have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize in future years. The non-capital losses expire as follows:

2009	98,000
2010	69,000
2011	28,000
2014	50,000
2015	71,000
2026	58,000
2027	62,000
2028	42,000
$478,000

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

8.	Contributed Surplus

During the year ended November 30, 2008, a Company with a common director provides bookkeeping services and management services at no cost. The fair value of the bookkeeping services of $3,000 and the fair value of the management services of $2,000 have been recorded in the statement of operations and in contributed surplus.

9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and comprehensive loss, cash flows and stockholders’ equity (deficiency) for 2008, 2007 and 2006.

Development Stage Company

The Company complies with SFAS No. 7 and The Securities and Exchange Commission Exchange Act Guide 7 for its characterization of the Company as development stage.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2008, 2007 and 2006
(Expressed in Canadian dollars)

9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recently Adopted Accounting Standards

In July 2006, Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes”. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation applies to all tax positions related to income taxes subject to FASB Statement No. 109. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” in order to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. This statement only applies when other standards require or permit the fair value measurement of assets and liabilities. This statement is effective for fiscal periods commencing after November 15, 2007. The adoption of SFAS No. 157 did not have a material impact on the Company’s financial statements.

On February 15, 2007, FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal periods commencing after November 15, 2008. The adoption of SFAS No. 159 is not expected to have a material impact on the Company’s financial statements.

Recently Pronounced Accounting Standards

In December 2007, the FASB issued SFAS No. 141R, which is a revision of previously existing guidance on accounting for business combinations. SFAS 141R retains the fundamental concept of the purchase method of accounting and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and non-controlling interests. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company will adopt SFAS 141R for any business combinations entered into, where applicable, on or after December 1, 2009.

In May 2008, FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2008, 2007 and 2006
(Expressed in Canadian dollars)

9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recently Pronounced Accounting Standards (continued)

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”. This statement amends ARB 51 to establish accounting and reporting standards for the Noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

10.	NON-CASH TRANSACTIONS

	Accumulated from
	June 22, 1983
	(Date of Inception)	Years ended November 30,
	to November 30,
	2008	2008	2007	2006
	$	$	$	$
Shares issued for settlement of debt	422,996	–	–	–
Shares issued for finder’s fee	179,932	–	–	–
Shares issued for acquisition of mineral property	409,866	–	–	–
Donated services (note 8)	5,000	5,000	–	–

ITEM 19 Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

10.	Articles of Incorporation and By-laws:
1.1	Articles of Incorporation, effective June 22, 1983 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001).
1.2	Altered Memorandum, dated December 13, 1999 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001).
1.3	Certificate of Change of Name, dated December 13, 1999 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001).
1.4	Notice of Alteration of Articles, effective March 31, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).
1.5	Notice of Alteration of Articles, effective March 31, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).
11.	Code of Ethics
11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).
12.	302 Certification
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Richard Coglon.
13.	906 Certification
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Richard Coglon.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRADNER VENTURES LTD.

/s/ Richard Coglon
Richard L. Coglon
President and Secretary
(Principal Executive Officer
and Principal Financial Officer)

Date: May 29, 2009