Form 20-F
HIP ENERGY Corp
filed 2010-04-05
CIK 1123839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 30, 2010

For the transition period from ____________ to ____________

Commission file number 000-30972

HIP ENERGY CORPORATION
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 404 – 999 World Trade Centre
Vancouver, British Columbia, Canada V6E 3E2
(Address of principal executive offices)

Richard Coglon, President,
604.641.1367
richard@hipenergycorp.com
Suite 404 – 999 World Trade Centre
Vancouver, British Columbia, Canada V6E 3E2
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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 56,211,660 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] YES    [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] YES    [   ] NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] YES    [   ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post
such files). [   ] YES    [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [X]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[X] Item 17    [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).
[   ] YES    [   ] NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or
15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[   ] YES    [   ] NO

GENERAL

This Form 20-F is filed as a “Form 20-F Shell Company Report” by HIP Energy Corporation following the completion of the acquisition of certain assets and technology on March 30, 2010, as a result of which HIP Energy Corporation ceased to be a “shell company”, as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

In this Form 20-F, references to:

“Asset Purchase Agreement” means the asset purchase agreement among HIP, HIP Texas, EEL, and HIP Resources dated March 14, 2010;

“EEL” means Equi Energy LLC, a Texas corporation;

“HIP Resources” means HIP Energy Resource Limited, a British Virgin Island corporation;

“HIP Nevada” means HIP Energy (Nevada) Corporation, a Nevada corporation and a wholly owned subsidiary of HIP;

“HIP Tech” means HIP Technology Limited, a British Virgin Islands corporation;

“HIP Texas” means HIP Energy (Texas), Inc., a Texas corporation and a wholly owned subsidiary of HIP;

“HIP Downhole Process Technology” means the technology relating to the hydrogen inducement down hole oil and gas recovery process acquired by HIP Texas pursuant to the License Agreement, which is described in more detail under the heading “Business Overview - HIP Downhole Process Technology”;

“Group Rich” means Group Rich Development Limited, a British Virgin Islands corporation;

“License Agreement” means the license agreement among HIP Tech, Group Rich, HIP Nevada and HIP dated March 14, 2010;

“We”, “us”, “our”, the “Company”, and “HIP” means HIP Energy Corporation, a British Columbia corporation; and

“Well Bores” means the rights acquired to various well bores by HIP Nevada pursuant to the Asset Purchase Agreement.

Certain statements in this shell company report are not historical and are forward-looking statements. These statements relate to expectations, beliefs, intentions, plans, objectives, assumptions or future events or performance of HIP. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “potential”, or “continue” or the negative of these terms or other comparable terminology. In particular, this registration statement contains forward-looking statements pertaining to the following:

  the quantity of potential oil and gas reserves;

  potential oil and gas production levels;

  potential production and operating activities and timing of such activities;

  capital expenditure programs;

  our ability to raise capital;

  projections of market prices and costs;

  discussion regarding any future joint venture agreements;

  the acquisition of future well bores;

  the viability of the HIP Downhole Process Technology; and

  treatment under governmental regulatory regimes and tax laws.

Readers should read these forward-looking statements carefully because they discuss future expectations, contain projections of future results of operations or of financial condition or state other forward-looking information. Readers should be aware that these forward-looking statements involve known and unknown risks, uncertainties and contingencies and are based on assumptions that may not materialize or occur in the manner assumed. Consequently, actual results may vary from the estimates or predictions stated in the materials and these variations may be material.

These risks, uncertainties and contingencies which may affect the assumptions underlying these forward-looking statements include, among others:

  risks and uncertainties associated with estimating potential oil and gas reserves including interpreting engineering and geological data;

  risks and uncertainties associated with our ability to establish the economic viability of the HIP Downhole Process Technology;

  incorrect assessment that the Well Bores are suited for the HIP Downhole Process Technology;

  geological, technical, drilling and processing problems;

  liabilities inherent in oil and gas operations;

  inability of HIP Resources to transfer the Louisiana Well Bores;

  volatility in market prices for oil and gas and foreign currency exchange rates;

  possible adverse effects of governmental regulations including changes in environmental and other regulations that may impose restrictions in areas where we operate;

  competition for capital, acquisitions of reserves, undeveloped lands and skilled personnel;

  investors becoming unwilling or unable to complete future private placements;

  risks and uncertainties associated our ability to raise additional capital; and

  the risks described under the heading “Risk Factors”.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

PART I

ITEM 1               Identity of Directors, Senior Management and Advisers

A               Directors and Senior Management

The names, business addresses and functions of our directors and senior management are as follows.

Name	Business Address	Function
Richard Coglon	Suite 404 – 999 World Trade Centre	President, Secretary,
	Vancouver, British Columbia, Canada V6E 3E2	Chief Executive
Officer, and Director,

Peter Noonan	Suite 404 – 999 World Trade Centre	Director (Chairman)
Vancouver, British Columbia, Canada V6E 3E2

James Chui	Suite 404 – 999 World Trade Centre	Director, Executive
	Vancouver, British Columbia, Canada V6E 3E2	VP Business
Development

Carlos Contreras	Suite 404 – 999 World Trade Centre	Director, Executive
	Vancouver, British Columbia, Canada V6E 3E2	VP Operations

B              Advisers

Not Applicable.

C               Auditors

The name, address, and membership in professional bodies of our auditor for the preceding three years are as follows.

Name and Address	Governing Professional Body	Period

BDO Canada LLP	Institute of Chartered Accountants of British	Auditor for Financial
600-925 West Georgia Street	Columbia Registered with the Canadian Public	statements ended
Vancouver, BC V6C 3L2	Accountability Board (Canada) and the Public	November 30, 2009,
	Company Accounting Oversight Board (US)	2008, and 2007

ITEM 2               Offer Statistics and Expected Timetable

Not applicable.

ITEM 3               Key Information

A.               Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended November 30, 2009. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. The information presented below for the five year period ended November 30, 2009 is derived from our audited financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this shell company report and with the information appearing under the heading “Item 5 Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars –Calculated in accordance with Canadian GAAP)

Fiscal Year Ended November 30 (Audited)

CANADIAN GAAP	2009	2008	2007	2006	2005

Net Sales or Operating Revenue	$-	$-	$-	$-	$-
Total Expenses	$66,143	$47,508	$61,980	$58,145	$71,186
Other Income	$-	$-	$-	$-	$-
Loss from Continuing Operations	$(66,143)	$(47,508)	$(61,980)	$(58,145)	$(71,186)
Net Loss and Comprehensive Loss for the Year	$(66,143)	$(47,508)	$(61,980)	$(58,145)	$(71,186)
Net Loss and comprehensive loss per Common Share	$(0.02)	$(0.04)	$(0.05)	$(0.05)	$(0.05)
Total Assets	$13,588	$4,733	$6,236	$18,020	$80,120
Total Stockholders’ Equity (Deficiency)	$(98,119)	$(95,267)	$(52,759)	$9,221	$67,366
Capital Stock	$4,337,789	$4,279,498	$4,279,498	$4,279,498	$4,279,498
Weighted Average Number of Common Shares (adjusted to reflect changes in capital)	3,978,774	1,211,651	1,211,651	1,211,651	1,211,651
Basic and Diluted Net Loss per Common Share	$(0.02)	$(0.04)	$(0.05)	$(0.05)	$(0.05)
Long-Term Debt	$-	$-	$-	$-	$-
Cash Dividends per Common Share	$-	$-	$-	$-	$-

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended November 30 (Audited)

UNITED STATES GAAP	2009	2008	2007	2006	2005

Net Sales or Operating Revenue	$-	$-	$-	$-	$-
Total Expenses	$66,143	$47,508	$61,980	$58,145	$71,186
Income (Loss) From Operations	$-	$-	$-	$-	$-
Other Income	$-	$-	$-	$-	$-
Loss from Continuing Operations	$(66,143)	$(47,508)	$(61,980)	$(58,145)	$(71,186)
Net loss and comprehensive loss for the year	$(66,143)	$(47,508)	$(61,980)	$(58,145)	$(71,186)
Basic and Diluted Loss per Common Share	$(0.02)	$(0.05)	$(0.05)	$(0.05)	$(0.05)
Total Assets	$13,588	$4,733	$6,236	$18,020	$80,120
Total Stockholders’ Equity (Deficiency)	$(98,119)	$(95,267)	$(52,759)	$9,221	$67,366
Capital Stock	$4,337,789	$4,279,498	$4,279,498	$4,279,498	$4,279,498
Weighted Average Number of Common Shares (adjusted to reflect changes in capital)	3,978,774	1,211,651	1,211,651	1,211,651	1,211,651
Diluted Net Income per Common Share	$(0.02)	$(0.05)	$(0.05)	$(0.05)	$(0.05)
Long-term Debt	$-	$-	$-	$-	$-
Cash Dividends per Common Share	$-	$-	$-	$-	$-

Reconciliation to United States Generally Accepted Accounting Principles

There are no material differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles on the balance sheets and statements of operations and comprehensive loss and cash flows of our company.

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On March 31, 2010, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates listed with the Bank of Canada) was $1.0156. For the past five fiscal years ended November 30, 2009 and for the six monthly periods between October 2009 and March 2010, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York). As the Federal Reserve Bank has discontinued the publication of foreign exchange rates on December 31, 2008 the rates for listed after December 31, 2008 are based on the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the intra-day high/low rates between 08:00 (ET) and 16:00 (ET) listed with the Bank of Canada):

Year Ended	Average
November 30, 2005	$1.2163
November 30, 2006	$1.1347
November 30, 2007	$0.9661
November 30, 2008	$1.2360
November 30, 2009	$1.1644

Month Ended	Low/High
October 2009	$1.0292/$1.0845
November 2009	$1.0460/$1.0774
December 2009	$1.0445/$1.0748
January 2010	$1.0278/$1.0695
February 2010	$1.0420/$1.0692
March 2010	$1.0113/$1.0421

B.               Capitalization and Indebtedness

As at November 30, 2009 the Company has no guaranteed or secured indebtedness. As at November 30, 2009, the Company owes $50,000 (2008 - $50,000) to a director for advances, which is unsecured, non-interest bearing and payable on demand. A statement of the Company’s capitalization is included in the accompanying audited financial statements for the year ended November 30, 2009. Also see “ITEM 10 Additional Information – Capitalization”, below.

C.               Reasons for the Offer and Use of Proceeds

Not applicable

D.               Risk Factors

Much of the information included in this shell company report includes or is based upon estimates, projections or other “forward looking statements”. Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

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

The common shares of our company are considered speculative. You should carefully consider the following risks and uncertainties in addition to other information in this shell company report in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks.

Risks Relating to our Business

We are an early-stage oil and gas development company without revenues. Our ability to continue in business depends upon our continued ability to obtain significant financing from external sources and the success of the HIP Downhole Process Technology and any production resulting therefrom, none of which can be assured.

We are an early-stage oil and gas technology development company without any revenues, and there can be no assurance of our ability to develop and operate our projects profitably. We have historically depended entirely upon capital infusion from the issuance of equity securities and loans from insiders to provide the cash needed to fund our operations, but we cannot assure you that we will be able to continue to do so. Our ability to continue in business depends upon our continued ability to obtain significant financing from external sources and the success of our development efforts and any production efforts resulting therefrom. Any reduction in our ability to raise equity capital in the future would force us to reallocate funds from other planned uses and could have a significant negative effect on our business plans and operations, including our ability to continue our current development activities.

Our auditors’ opinion on our November 30, 2009 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $4,445,908 for the period from June 22, 1983 (inception) to November 30, 2009. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described by our auditors with respect to the financial statements for the year ended November 30, 2009. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

We will require significant capital to complete the ongoing development of the HIP Downhole Process Technology and any resulting application of the HIP Downhole Process Technology on the Well Bores.

We anticipate that we will have to seek additional financing to fund the development of the HIP Downhole Process Technology and any resulting application of the HIP Downhole Process Technology on any of the Well Bores. We cannot assure you that our actual cash requirements will not exceed our estimates, and in any case we will require additional financing to bring our interests into commercial operation, finance working capital, and pay for operating expenses and capital requirements until we achieve a positive cash flow. Additional capital also may be required in the event we incur any significant unanticipated expenses.

In light of our operating history, and under the current capital and credit market conditions, we may not be able to obtain additional equity or debt financing on acceptable terms if and when we need it. Even if financing is available, it may not be available on terms that are favorable to us or in sufficient amounts to satisfy our requirements.

If we require, but are unable to obtain, additional financing in the future, we may be unable to implement our business plan and our growth strategies, respond to changing business or economic conditions, withstand adverse operating results, and compete effectively. More importantly, if we are unable to raise further financing when required, our planned development of the Well Bores may have to be scaled down or even ceased, and our ability to generate revenues in the future would be negatively affected.

The economic viability of the HIP Downhole Process Technology is unproven and may not achieve commercialization, widespread market acceptance or economic viability. If the HIP Downhole Process Technology does not prove to be economically viably, our business will suffer and may fail in its entirety.

Although we have performed initial testing on the viability of the HIP Downhole Process Technology, our assessment of the HIP Downhole Process Technology is primarily based upon historical data provided by the vendors relating to past test results. Further, the HIP Downhole Process Technology has not been proven in a commercial context over any significant period of time. Even if our HIP Downhole Process Technology is proven to be economically viable, it may not achieve widespread market acceptance. Our success will depend on our ability to prove that the HIP Downhole Process Technology is economically viable. We believe that the economic viability of the HIP Downhole Process Technology will depend on many factors, including:

  the effectiveness of the HIP Downhole Process Technology to enhance oil or gas recovery on any one or a series of wells or well bores;

  the safety and efficacy of the HIP Downhole Process Technology generally and on a well or series of well bores;

  direct cost savings resulting from the use or application of the HIP Downhole Process Technology has not been proven on a sustained and ongoing well or well bore;

  direct affect of any long term application of the HIP Downhole Process Technology on a well or series of well bore;

  the pricing and cost effectiveness of the HIP Downhole Process Technology; and

  our ability to respond to changes in regulations.

We are dependent on a single technology, and if it cannot compete or find market acceptance, our business will suffer.

Our strategy is dependent on the success of a single technology. Our strategy will be to focus our development on the HIP Downhole Process Technology and the commercialization of the technology on a well or series of well bores. Focus on this single technology leaves us vulnerable to competing products and alternative secondary oil and gas enhancement methods. If the HIP Downhole Process Technology is not proven to be commercially viable or we cannot find market acceptance or cannot compete against other technologies, our business will suffer and may fail in its entirety.

We rely on patents and proprietary rights to protect our technology.

We rely on a combination of trade secrets, confidentiality agreements and procedures and patents to protect our proprietary technologies. We have been granted a patent in the U.S. covering the HIP Downhole Process Technology. Additional patent applications will need to be made the U.S. from time to time. The claims contained in any patent application may not be allowed, or any patent or our patents collectively may not provide adequate protection for our products and technology. In the absence of patent protection, we may be vulnerable to competitors who attempt to copy our products or gain access to our trade secrets and know-how. In addition, the laws of foreign countries may not protect our proprietary rights to this technology to the same extent as the laws of the U.S.

The HIP Downhole Process Technology may infringe or be challenged for infringement on other technology.

We have attempted to ensure that our products do not infringe the proprietary rights of others. If a dispute arises concerning our technology, we could become involved in litigation that might involve substantial cost. Such litigation might also divert substantial management attention away from our operations and into efforts to enforce our patents, protect our trade secrets or know-how or determine the scope of the proprietary rights of others. If a proceeding resulted in adverse findings, we could be subject to significant liabilities to third parties. We might also be required to seek licenses from third parties in order to manufacture or sell our products. Our ability to manufacture and sell our products might also be adversely affected by other unforeseen factors relating to the proceeding or its outcome.

Our lack of diversification increases the risk of an investment in us, and our financial condition and results of operations may deteriorate if we fail to diversify.

Our business focus is solely related to the ongoing development and application of the HIP Downhole Process Technology on oil and gas wells or well bores. As a result, we lack diversification, in terms of the nature of our business. We will likely be impacted more acutely by factors affecting our industry in which we operate than we would if our business were more diversified. If we cannot diversify our operations, our financial condition and results of operations could deteriorate.

The potential profitability of oil and gas operations and ventures depends upon factors beyond the control of our company.

The potential profitability of oil and gas projects on which the HIP Downhole Process Technology is applied and the oil and gas industry generally is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to world-wide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance and the continued economic viability of our Company .

Adverse weather conditions can also hinder or affect the application or continued ability of the HIP Downhole Process Technology to operate or remain viable. A well on which the HIP Downhole Process Technology is applied may be productive but may become uneconomic as a result of severe or unseasonable weather conditions. The marketability of oil and gas which may be acquired or discovered will be affected by numerous factors beyond our control, including the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted but the combination of these factors may result in our company not receiving an adequate return on invested capital.

Primary and secondary drilling or enhancement of oil and gas wells involves many risks and we may become liable for well abandonment, plugging, pollution or other liabilities which may have an adverse effect on our financial position.

Any enhanced recovery or drilling for oil and gas generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labour disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

Oil and gas operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our company. Further, development and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuance of our operations.

Oil and gas operations in the United States and Canada are subject to federal, state and provincial laws and regulations relating to the protection of the environment, including, but not limited to, laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Oil and gas operations in the United States and Canada are also subject to federal, state and provincial laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling and or enhanced recovery methods and equipment. Various permits from government bodies are required for drilling or secondary well enhancement operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, state and provincial authorities will not be changed or that any such changes would not have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. Our current and anticipated development and enhancement recovery activities are subject to the aforementioned environment regulations. When and if we enter into production we will become subject to additional regulations which do not currently pertain to us or affect our current operations.

Specifically, we are subject to legislation regarding emissions into the environment, water discharges and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of federal, state and provincial authorities. Such laws and regulations are frequently changed and we are unable to predict the ultimate cost of compliance.

We may not effectively manage the growth necessary to execute our business plan.

Any growth will place significant strain on our current personnel, systems and resources. We expect that we will be required to hire qualified consultants and employees to help us manage our growth effectively. We believe that we will also be required to improve our management, technical, information and accounting systems, controls and procedures. We may not be able to maintain the quality of our operations, control our costs, continue complying with all applicable regulations and expand our internal management, technical information and accounting systems to support our desired growth. If we fail to manage our anticipated growth effectively, our business could be adversely affected.

Risks Relating to our Management

As a majority of our directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against our company, directors and officers.

A majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our company, officers, and directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or share pricing.

Our company's financial condition and the success of the HIP Downhole Process Technology on our oil and gas enhanced recovery operations is dependent on our ability to hire and retain highly skilled and qualified personnel. We face competition for qualified personnel from numerous industry sources, and there can be no assurance that we will be able to attract and retain qualified personnel on acceptable terms. The loss of service of any of our key personnel could have a material adverse effect on our operations or financial condition. We do not have key-man insurance on any of our employees.

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

Risks Relating to Our Stock

Our common stock is illiquid and shareholders may be unable to sell their shares.

Our common stock is currently quoted on the Over-the-Counter Bulletin Board and is thinly traded. In the past, our trading price has fluctuated widely, depending on many factors that may have little to do with our operations or business prospects. There is currently a limited market for our common stock and we can provide no assurance to investors that a market will develop. If a market for our common stock does not develop, our shareholders may not be able to re-sell the shares of our common stock that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, the Over-the-Counter Bulletin Board is not an exchange and, because trading of securities on the Over-the-Counter Bulletin Board is often more sporadic than the trading of securities listed on an exchange, you may have difficulty reselling any of the shares you purchase from our selling shareholders.

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

Our constating documents authorize the issuance of an unlimited number of common shares and an unlimited number of preference shares. In the event that we are required to issue additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future.

There can be no assurance that our board of directors will ever declare cash dividends, which action is exclusively within our discretion. Shareholders cannot expect to receive a dividend on our common shares in the foreseeable future, if at all.

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

ITEM 4               Information on HIP Energy Corporation

A.               History and Development of HIP Energy Corporation

Name

Our legal and commercial name is “HIP Energy Corporation”.

Principal Office

In connection with our new business plan, we have recently moved our principal office from Suite 1680, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6 to Suite 404, 999 World Trade Centre, Vancouver, British Columbia, V6E 3E2. Our telephone number is 604.641.1367 and our facsimile number is 604.641.1214.

Corporate Information

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

Important Events

On December 13, 1999, our name was changed from “Bradner Resources Ltd.” to “Bradner Ventures Ltd.”

On December 17, 2001, we entered into a share exchange agreement (the “Bestshot Agreement”) with Bestshot.com Inc., Bestshot.com Corp., John Davis, Richard Coglon and Mark Morrill, pursuant to which, we were to acquire 100% of the issued and outstanding shares (a total of 20,515,942 common shares) of Bestshot.com Inc. in exchange for 24,618,590 common shares in the capital of our company. We elected not to proceed with the completion of the share exchange due to the fact that Bestshot.com Inc. was unable to obtain shareholder approval with respect to its continuation from Wyoming, its current jurisdiction of incorporation, to the province of Alberta. Our obligation to consummate the transactions contemplated by the Bestshot Agreement was subject to the fulfilment of a number of conditions precedent, including the continuation of Bestshot.com Inc.

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

On November 17, 2009, we changed our name from “Bradner Ventures Ltd.” to “HIP Energy Corporation” and effected a five (5) for one (1) reverse stock split of our issued and outstanding common stock. The name change and reverse stock split were effected with the OTC Bulletin Board on November 19, 2009. Our trading symbol was changed from “BNVLF” to “HIPCF”. Also effective October 20, 2009 we effected an increase in our authorized capital to an unlimited number of common shares and an unlimited number of preferred shares. We received approval for the increase in authorized capital, reverse split and name change at our annual general meeting of shareholders held on July 31, 2009.

On March 30, 2010, pursuant to the Asset Purchase Agreement, HIP Texas, a wholly-owned subsidiary of HIP, acquired from HIP Resources ownership of the Well Bores. The Well Bores are described in detail under the heading “Asset Purchase Agreement”. The consideration for the sale and transfer of the Well Bores was the issuance of 20 million common shares of HIP to EEL.

On March 30, 2010, pursuant to the License Agreement, HIP Nevada, a wholly-owned subsidiary of HIP, acquired from HIP Tech an exclusive worldwide license for use of the HIP Downhole Process Technology. The HIP Downhole Process Technology is described in detail under the heading “Business Overview - HIP Downhole Process Technology”. The consideration for the acquisition of the HIP Downhole Process Technology was the issuance of 30 million common shares of HIP to Group Rich and a royalty payment, which is described in detailed under the heading “Business Overview - License Agreement”.

The acquisition of the Well Bores by HIP Texas and the exclusive worldwide right to the HIP Downhole Process Technology by HIP Nevada caused us to cease to be a “shell company”, as defined in Rule 12b-2 of the Exchange Act.

Capital Expenditures

During the period from last three fiscal years ended November 30, 2009, we did not undertake any capital expenditures.

Our planned capital expenditures for the next twelve months are summarized below under the heading “Plan of Operation – Use of Funding”. These anticipated expenditures relate to the development of the Well Bores and the implementation of the HIP Downhole Process Technology. Our planned capital expenditures are primarily located in Texas and Lousiana, the location of the Well Bores.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.               Business Overview

For the fiscal years ended November 30, 2009, 2008 and 2007, we incurred net losses of $66,143, $47,508, and $61,980 respectively. We did not generate any revenues during such periods.

Overview

Prior to the acquisition of the Well Bores and the exclusive worldwide license to the HIP Downhole Process Technology, our company did not have an operating business. Our sole business was to identify a suitable business opportunity or a suitable business with which to enter into a business combination. Our current business is to increase the recovery from oil wells using the HIP Downhole Process Technology.

Traditional oil exploration involves acquiring exploration or drilling rights, conducting seismic and other subsurface studies to estimate if oil and gas is present, and then drilling of the properties in order to attempt to discover and extract the oil and gas. The process can be extremely expensive and time consuming. Costs for drilling a single well have escalated dramatically and can run into the hundreds of thousands of dollars, Further, a significant percentage of all traditional exploration wells drilled each year end-up being dry holes. Our business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology.

Our initial focus will be to concentrate our operations on applying the HIP Downhole Process Technology to existing and proven well bores and reservoirs that have become non-commercial, uneconomic, depleted or damaged. We intend to demonstrate the value of the HIP Downhole Process Technology by improving the recovery of oil from well bores, after which we intend to acquire additional well bores that we believe could have an increase in production if the HIP Downhole Process Technology was applied to the well bores. We believe we can generate more revenues by participating in the development of the well bores, rather than by licensing the HIP Downhole Process Technology to third parties. We believe the Company will benefit from increased industry recognition of the HIP Downhole Process Technology, while generating an ongoing and sustained cash flow from the increased recovery of hydrocarbons.

HIP Downhole Process Technology

The HIP Downhole Process Technology was developed over a period of 28 years by Mr. Peter Noonan, who worked extensively with chemical engineers, scientists and oil and gas reservoirs and its associated field applications in the development of the areas in enhanced oil recovery systems. Over time, certain oil and gas wells will experience significant production decreases, as the remaining hydrocarbon molecules become heavier and attracts unwanted elements. The HIP Downhole Process stops and reverse the formation of these heavier molecules and prevents the production decrease.

When material from an oil or gas well is removed too rapidly or when too much material has been removed by production, the remaining hydrocarbon material in the reservoir can change in such a way to become heavier and more resistant to flow. The result is the formation of paraffinic and asphaltic compounds that cause solidification or increase in pour-point temperatures. The viscosity of the hydrocarbon material increases tremendously, as electrochemical potential differences increase molecular attraction. Increased viscosity attracts other elements and compounds, such as entrained water, salts, metallic and foreign materials (silicates, carbonates and oxides), which further increases resistance to flow and leads to decreased production. As the reservoir pressure decreases over time, many wells become blocked and the remaining hydrocarbon compounds become very large molecules that are heavier in weight. As a result, there is a build-up of large molecular structure material which consists of paraffinic, asphaltenes, salt residuals, calcites, sulfites and metallic residuals, which further reduces production output. In many instances the resultant build up of viscous material will completely shut down production before the full availability of proven recoverable reserves is recovered.

The HIP Process utilizes a constant injection of formulized heated gaseous fluids through a proprietary method of delivery This process causes a physical reaction of molecular exchange in such a way that promotes formation of simple hydrogen molecular relationships and eliminates large electrochemical potential differences. This inhibits formation of heavier hydrocarbon molecules. The process works best when the pressure, volume, and temperature of the well are maintained as constant as possible. Elemental and salt residues of the process remain in place in a reservoir since the technology is instrumental in producing molecular exchange to form lighter hydrocarbon molecules similar to those that have been removed from the reservoir formation by production.

The HIP Process is intended to increase both oil and gas production and decrease the lifting costs of the well. The decrease in lifting costs which is intended to result in an increased revenue stream.

The Well Bores

On March 30, 2010, following the closing of the Asset Purchase Agreement, HIP acquired all of HIP Resources rights, title and interest to 50 well bores located in West Texas and 1 well bore located in Opal Ward (collectively, the “Texas Well Bores”). Figure 1 – Location of Well Bores shows the general location of the Texas Well Bores.

Figure 1- Location of Well Bores

Figure 1 – Location of Well Bores

In addition, under the terms of the Asset Purchase Agreement, HIP Resources agreed to transfer to HIP, all of HIP Resources rights, title and interest in 101 well bores located in East Texas and Louisiana (the “Louisiana Well Bores” together with the Texas Well Bores, the “Well Bores”).

The following is a list of the Texas Well Bores including Oil Lease numbers, number of wells and total depth:

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
West Texas
Cluster 1
Texaco 9-1 (Texaco "9")	33329	Section 9 Block 56 Range 3	1	3,700
Texaco 9-2	33329	Section 9 Block 56 Range 3	1	3,700
Texaco 9-3	33329	Section 9 Block 56 Range 3	1	3,700
Texaco 9-4	33329	Section 9 Block 56 Range 3	1	3,700
Texaco 9-5	33329	Section 9 Block 56 Range 3	1	3,700
Phillips 66 #2 (Phillips 66)	32571	Section 18 Block 56 Range 3	1	3,700
Phillips 66 #3 (Phillips 66 3A)	33149	Section 18 Block 56 Range 3	1	3,700
Cluster 2
Arco State 14-1	33585	Section 14 Block 56 Range 3	1	3,700
Arco State 14 #5	33585	Section 14 Block 56 Range 3	1	3,700
Arco State 14 #2 (Arco State 14)	33585	Section 14 Block 56 Range 3	1	3,700
Arco State 14 #4	33585	Section 14 Block 56 Range 3	1	3,700
Arco State 14 - A #1 (Arco State 14A)	34155	Section 14 Block 56 Range 3	1	3,700
Arco State 14 - A #2 (Arco State 14A)	34155	Section 14 Block 56 Range 3	1	3,700
Arco State 14 - A #3 (Arco State 14A)	34155	Section 14 Block 56 Range 3	1	3,700
Arco State 14 - A #4 (Arco State 14A)	34155	Section 14 Block 56 Range 3	1	3,700
Arco State #2 Injection (dual Well)	25126	Section 14 Block 56 Range 3	1	3,700
Arco State #3	25126	Section 14 Block 56 Range 3	1	3,700
Arco State #4	25126	Section 14 Block 56 Range 3	1	3,700
Arco State #5	25126	Section 14 Block 56 Range 3	1	3,700
Arco State 24 #2 (Arco State 24)	069586	Section 24 Block 57 Range 3	1	3,400
Arco State 24 #3 (Arco State 24)	069779	Section 24 Block 57 Range 3	1	3,400
Arco State 24 #4 (Arco State 24)	069912	Section 24 Block 57 Range 3	1	3,400
Cluster 3
Reeves BK HD - 1 (Horizontal)	36100	Section 15 Block 56 Range 3	1	4,900
Reeves BK FEE # 1	32288	Section 15 Block 56 Range 3	1	3,700
Reeves BK # 2 (Reeves-BK-FEE)	32288	Section 15 Block 56 Range 3	1	3,700
Reeves BK # 3	32288	Section 15 Block 56 Range 3	1	3,700
Reeves BK FEE # 5	32288	Section 15 Block 56 Range 3	1	3,700
BK # 4 (Texaco Reeves BK)	33947	Section 15 Block 56 Range 3	1

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
				3,700
Texaco 23 #1 (Texaco "23")	33670	Section 23 Block 56 Range 3	1	3,700
Texaco 23 #2	33670	Section 23 Block 56 Range 3	1	3,700
Texaco 23 #3	33670	Section 23 Block 56 Range 3	1	3,700
Texaco 13-1 HD Horizontal (Penwell)	12345	Section 13 Block 56 Range 3	1	4,987
Cluster 4 - Regular 57
Anadarko State 14 #5 (Anadarko State A)	34376	Section 14 Block 57 Range 3	1	3,200
Anadarko State 14 #6 (Anadarko State R)	34463	Section 14 Block 57 Range 3	1	3,200
Anadarko State 14 #1 (Anadarko State 14)	072948	Section 14 Block 57 Range 3	1	3,200
Anadarko State 14 #2 (Anadarko State 14)	074167	Section 14 Block 57 Range 3	1	3,200
Anadarko State 14 #3 (Anadarko State 14)	075491	Section 14 Block 57 Range 3	1	3,200
Anadarko State 14 #4 (Anadarko State 14)	075724	Section 14 Block 57 Range 3	1	3,200
Anadarko State 23 #4 (Anadarko State)	34313	Section 14 Block 57 Range 3	1	3,200
Stack State 1	34366	Section 14 Block 57 Range 3	1	3,200
Stack State 2	34366	Section 14 Block 57 Range 3	1	3,200
Cluster 5
Reeves AM 25 #1 (AM Reeves)	34146	Section 25 Block 57 Range 3	1	6,200
Reeves AM 25 #1 (Reeves -AM- Fee)	036114	Section 25 Block 57 Range 3	1	3,200
Reeves AM 25 #2 (Reeves -AM- Fee)	036115	Section 25 Block 57 Range 3	1	3,200
State of Texas 23 # 5 (State 26)	34312	Section 23 Block 56 Range 3	1	3,100
State of Texas 26 # 5 (State 23)	34464	Section 26 Block 57 Range 3	1	3,100
State of Texas 26 # 1 (State of Texas 26)	066070	Section 26 Block 57 Range 3	1	3,100
State of Texas 26 # 3 (State of Texas 26)	069567	Section 26 Block 57 Range 3	1	3,100
State of Texas 26 # 4 (State of Texas 26)	069568	Section 26 Block 57 Range 3	1	3,100
State of Texas 26 # 7 (Robinson)	36098	Section 26 Block 57 Range 3	1	3,100
Cluster 6
Meeker 15 -1	30942	Section 15 Block 21 Range 3	1	3,700
Opal Ward # 1	1 Leon		1	9,475
TOTAL			52

The following is a list of the Louisiana Well Bores including Oil Lease numbers, number of wells and total depth:

Lease Name East Texas	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth

Cluster 1

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
Cowherd # 1	129107		2	6,180
Cowherd # 2	12629		2	6,622
Cowherd # 3			1	2,500
Peggy Ashley 1	129114		1	6,174
Chevron # 1			1	6,088
Chevron # 3			1	6,150
Panola # 1			1	2,500
Panola # 2			1	2,500
Panola # 3			1	2,500
Panola # 4			1	2,500
Panola # 5			1	2,500
Panola # 6			1	2,500
Elysian # 1			1	2,700
Elysian # 2			1	2,700
Elysian # 3			1	2,700
Elysian # 4			1	2,700
Elysian # 5			1	2,700
Elysian # 6			1	2,700
Elysian # 7			1	2,700
Elysian # 8			1	2,700
Elysian # 9			1	2,700
Elysian # 10			1	2,700
Elysian # 11			1	2,700
Elysian # 12			1	2,700
Elysian # 13			1	2,700
Elysian # 14			1	2,700
Elysian # 15			1	2,700
Elysian # 16			1	2,700
Elysian # 17			1	2,700
Elysian # 18			1	2,700
Elysian # 19			1	2,700
Elysian # 20			1	2,700
Elysian # 21			1	2,700

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
Elysian # 22			1	2,700
Laeke A-1			1	2,700
Laeke A-2			1	2,700
Laeke B-1			1	2,700
Laeke B-2			1	2,700
Laeke B-3			1	2,700
		East Texas Total	41
Louisiana
Abney J. D. Lease	1 Harrison		1	2,475
Abney J. D. Lease	2 Harrison		1	2,475
Abney J. D. Lease	3 Harrison		1	2,475
Abney J. D. Lease	4 Harrison		1	2,475
Abney J. D. Lease	5 Harrison		1	2,475
Abney J. D. Lease	6 Harrison		1	2,475
Abney J. D. Lease	7 Harrison		1	2,475
Abney J. D. Lease	8 Harrison		1	2,475
Abney J. D. Lease	9 Harrison		1	2,475
Abney J. D. Lease	10Harrison		1	2,475
Abney J. D. Lease	11Harrison		1	2,475
Abney J. D. Lease	12 Harrison		1	2,475
Abney #1 (460)	103405		1	2,500
Abney #3	105607		1	2,500
Abney #4	105839		1	2,500
Abney #5	106853		1	2,500
Abney #6	107873		1	2,500
Abney #7	109040		1	2,500
Abney #8	110360		1	2,500
Abney #9	110361		1	2,500
Abney #10	113026		1	2,500
Abney #11	131636		1	2,500
Abney #12	129650		1	2,500
Abney #13	130786		1	2,500
Abney #14	133367		1	2,500

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
Abney #15	133412		1	2,500
Abney #16	131635		1	2,500
Abney #17	130887		1	2,500
Abney #18	127779		1	2,500
Abney #19	131605		1	2,500
Abney #20	128716		1	2,500
Abney #21	127217		1	2,500
Abney #22	127385		1	2,500
Abney D #2 (150)	130119		1	2,500
Abney D #3	130138		1	2,500
Abney D #4	130640		1	2,500
Abney D #5	130752		1	2,500
Abney D #6	130923		1	2,500
Abney D #7	131025		1	2,500
Abney D #8	131104		1	2,500
Abney D #9	133427		1	2,500
Abney D #10	136179		1	2,500
Abney D #11	133466		1	2,500
Abney D #12	136343		1	2,500
Abney D #14	136702		1	2,500
Atkinson A #001			1	2,500
Atkinson A #002			1	2,500
Atkinson A #003			1	2,500
Atkinson B #001			1	2,500
Atkinson B #002			1	2,500
Atkinson B #003			1	2,500
Abney Kirk #001			1	2,500
Abney Kirk #002			1	2,500
Abney Kirk #003			1	2,500
Abney Kirk #004			1	2,500
Abney Kirk #005			1	2,500
Abney Kirk #006			1	2,500
Abney Kirk #007			1	2,500

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
Abney Kirk #008			1	2,500
Abney Kirk #009			1	2,500
Total			101

In consideration for the Well Bores, HIP issued 20,000,000 of its common shares to EEL at a deemed price of $0.001 per share. As a condition of the Asset Purchase Agreement, on January 12, 2010, HIP, HIP Texas, and HIP Nevada entered into a joint operating agreement with TexLa Operating Company, whereby TexLa Operating Company (“TexLa”) agreed to develop the Well Bores using the HIP Downhole Process Technology. In consideration for their services, TexLa was granted a 10% working interest in any of the Well Bores that the HIP Downhole Process Technology is applied to. This structure is intended to ensure that TexLa’s interest is aligned with HIP, as TexLa will have an operating interest in the Well Bores. Also as a condition of the Asset Purchase Agreement, the parties agreed to enter into a Non-Competition Agreement dated March 14, 2010 pursuant to which EEL and HIP Resources agreed, among other things, not to compete against the business of the Company for a period of four years from the date of the agreement. In addition, as the License Agreement grants HIP a worldwide exclusive license to the HIP Downhole Process Technology, EEL and HIP Resources will not be able to use the HIP Downhole Process Technology on any well or well bores, except as provided under the License Agreement.

Current Operations

According to data provided to us by HIP Tech under the License Agreement, the HIP Downhole Process Technology has dissipated the barrier of 23 impediments that restricted or shut in the reservoirs located in the West Texas field, where the Texas Well Bores are located. According to data provided to us by HIP Tech, the HIP Process was applied on several of the Well Bores during the period from 1998 through 2004. These Well Bores experienced an increase in production after the HIP Downhole Process Technology was applied.

More recently, during 2008 to the present, the HIP Downhole Process has been applied on a single Well Bore, namely the Opal Ward 1 well, (the “Opal Well”) located in Opal Ward, Texas. The Opal Well was chosen specifically for its use as a “central process unit”, which, when fully operational, would serve as the central control and processing facility for an offset of up to 15 or more oil and gas wells located within the same reservoir. As at February 2010, the Opal Well was being operated for its increased production on a continuous flow basis using the HIP Downhole Process. The HIP Downhole Process has increased the down hole pressure to 3361 psi compared to down hole pressures of 431 psi in March 1993 when the Opal Well was shut in. If we are successful in replication these pressure and expected production increases as we expand out to offsetting wells, then we will be in a position to aggressively pursue the acquisition or leasing of additional well bores on which to apply the HIP Downhole Process Technology. Our ability to prove the commercial viability of the HIP Downhole Process Technology is the key to our business.

Plan of Operation

Financing

We plan to focus on those areas that will result in the production of oil and gas in the shortest time frame. In pursuing this objective, we plan to raise funds as required with the intent of minimizing dilution and maximizing return on funds deployed. Until such time as the HIP Downhole Process Technology is further developed and results in revenues from production of oil and gas from applied wells, we plan to primarily rely on traditional equity markets and if available, debt instruments to raise our required funding.

Use of Funding

Any funds received will, at the discretion of management, be allocated in part to establishing 5 to 8 test wells, which may include the expansion from the central unit at the Opal Well into 5 additional offset well locations within the same reservoir or development of any of the Well Bores. If oil and gas production is attained from these low production or problematic wells using the HIP Process, we will then continue to expand our commercialization of the HIP Downhole Process Technology.

We plan on deploying monies in those prospect areas where we have the greatest understanding of the existing well bores and reservoirs. To this end, we plan to focus our initial efforts on using the HIP Process in well bores and basins in such regions as the Woodbine and Austin Chalk region of the U.S. These regions are low-risk and long-term energy producers. We will participate in such regions with landowners or companies that have access to leases located in geological trends that have demonstrated substantial historical production and have potential remaining reserves that can be exploited in a low-risk, systematic fashion.

We have an initial project plan and budget that envisages an investment approximately $1 million to fund a capital project and operating costs and are expected to be deployed as set out in the following table:

Project 1 - Budget for First Financing

Summarized Statement of Changes in Cash

		Year 1
	1st QTR	2nd QTR	3rd OTR	4th OTR	Total YR 1
Gross Revenue	95,580	511,560	950,040	1,096,200	2,653,380
Royality Fees	17,520	93,769	174,142	200,933	486,365
Net Revenue	78,060	417,791	775,898	895,267	2,167,015

Operating Costs:
- License to HIP(T)	19,515	104,448	193,974	223,817	541,754
- Field opertating costs	50,700	28,350	26,850	35,250	141,150
- Field Labor Costs	3,600	3,600	3,600	36,000	46,800
- Admin Operatings Costs	231,601	246,302	235,302	103,100	816,305
- Admin CDN Costs	129,900	192,800	192,800	192,800	708,300
Total costs	435,316	575,500	652,526	590,967	2,254,309

Cash Flow from Operations	(357,256)	(157,709)	123,371	304,300	(87,293)

- Bonus = 10% of EBITDA	-	-	12,337	30,430	42,767
- Deferred Bouns and Payment		-	(12,337)	(30,430)	(42,767)

Capital Assets
- Project Capital Costs	(575,500)	(250,000)			(825,500)
					-

Investment Capital	1,452,793		-		1,452,793

Change in Cash	520,037	(407,709)	123,371	(235,700)	(0)

Beginning Cash	-	520,037	112,328	235,700	-
Ending Cash	520,037	112,328	235,700	(0)	(0)

Our sole tangible assets consist of the Well Bores and the exclusive worldwide license to the HIP Downhole Process Technology. It is however a requirement of the application of the HIP Downhole Process Technology that certain equipment and other fixed or other tangible assets be acquired or leased in order that any potential commercialization of the HIP Tech on any of the well bores can be realized. The equipment required as part of the HIP Downhole Process in part forms the basis of the application patent relating to the HIP Downhole Process Technology and in other cases is readily available oilfield equipment. The availability of any specific equipment may affect our ability to carry out its operations in a timely and cost effective manner. As stated earlier, our short-term plan is to apply and test the HIP Downhole Process Technology on a number of wells and wellbores acquired from HIP Resources. The results of these tests and the ongoing development and application of the HIP Downhole Process Technology will directly affect the Companies ability to generate revenue and raise additional capital to further expand its programs and acquire any ongoing plant and equipment. As with any new technology applications there is inherent risk that the technology itself may not prove commercially viable or result in any economic production.

China Joint Venture

We have been in preliminary discussions with China Jianghan Oilfield Company (“JOC”) to form a joint venture (a “China Joint Venture”). Our discussion to-date have focussed on the development of an initial pilot program to prove the economic viability of the HIP Downhole Process Technology on an agreed number of “beta” test well bores within the Jianghan Oilfield in China. After the economic viability of the HIP Downhole Process Technology has been proven, the HIP Downhole Process Technology applied on a large scale. As of the date of this report, we have not signed any definitive agreements with JOC and they may cease discussions at any time. Further, although we are at an advanced stage of negotiations and agreement as to the financial terms, number of wells and contribution of the respective parties, we have not signed any letters of intent or memorandums of understanding regarding same at this time.

License Agreement

Under the License Agreement, HIP Nevada was granted a worldwide exclusive license to the HIP Downhole Process Technology for the purpose of developing, producing, using, selling or otherwise commercially exploiting all subject matter encompassed within the scope of the HIP Downhole Process Technology. The consideration for the acquisition of the HIP Downhole Process Technology was the issuance of 30 million common shares of HIP to Group Rich and the grant of an agreed royalty structure on certain non-China ventures by HIP.

The royalty payment varies depending on the project. HIP Tech and HIP, collectively, will split any proceeds from a non-China Joint Venture as follows:

(i)           On all Non-China joint venture related projects or operations on which the HIP Downhole Process Technology are being applied, HIP agrees subject to (ii) below, pay to Group

Rich and HIP Tech (together the “Licensor”) a royalty fee equal to 25% of the gross revenue received by HIP from oil and gas wells where cumulative gross production per well exceeds more than 20 barrels of oil equivalences per day (Bblsoepd) for each monthly period. In the event cumulative production per well is equal to or less than 20 Bblsoepd for each monthly period, then the royalty will be reduced to 20% of the gross revenue received by HIP for all such wells.

Gross Average Production Per Well Per Day, calculated commencing from the day immediately after Well bore Commercialization	Percentage Payable to Licensor
Up to 20 barrels per well per day	20% Gross Revenue
Greater than 20 barrels per well per day	25% Gross Revenue

(ii).           Immediately upon HIP completing an equity or debt financing of US$1,000,000 or more, the gross royalty set out in (i) will be reduced to a flat 25% of all net revenue derived by HIP from projects on which the HIP Downhole Process Technology is being applied.

C.           Organizational Structure

Our organizational structure is as follows:

HIP Energy (Texas) Corp. (“HIP Texas”) is a wholly owned subsidiary that is governed by the laws of the state of Texas. HIP Texas was incorporated for the purposes of holding title to the Well Bores.

HIP Energy (Nevada) Corp. (“HIP Nevada”) is a wholly owned subsidiary that is governed by the laws of the state of Nevada. HIP Nevada was incorporated for the purposes of holding our license to the HIP Downhole Process Technology.

D.           Property, Plant and Equipment

We currently have an office located at Suite 404 – 999 World Trade Centre, Vancouver, British Columbia, Canada V6E 3E26. We believe that our current office arrangements provide adequate space for our foreseeable future needs.

We also have an interest in the Well Bores, as described in more detail under the heading “Business Overview - The Well Bores”.

ITEM 4A        Unresolved Staff Comments

Not applicable.

ITEM 5           Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles and has not been reconciled to United States generally accepted accounting principles.

A.           Operating Results

Our company did not generate any revenues during fiscal 2009 or 2008 as, during this period, our company’s business was to seek out a suitable business opportunity or business combination.

Quarterly Financial Information

The following table provides selected quarterly financial information for 2009 for our company:

		2009

		November 30		August 31		May 31		February 29
		(Unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(33,861)		(10,174)		(13,280)		(8,828)

Basic and Diluted loss per share		(0.01)		(0.00)		(0.00)		(0.01)

The following table provides selected quarterly financial information for 2008 for our company:

		2008

		November 30		August 31		May 31		February 29
		(Unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(17,315)		(10,356)		(12,135)		(7,702)

Basic and Diluted loss per share		(0.01)		(0.01)		(0.01)		(0.01)

Yearly Financial Information

The following table provides selected yearly financial information for the last three years of our company:

		2009		2008		2007

Revenues	$	Nil	$	Nil	$	Nil

Net loss		(66,143)		(47,508)		(61,980)

Basic and Diluted loss per share		(0.02)		(0.04)		(0.05)

Expenses		(66,143)		(47,508)		(61,980)

Cash Flow		7,606		3,721		(15,993)

The increase in the net loss of fiscal 2009 as compared to fiscal 2008 was due to an increase in professional fees and office and miscellaneous due to increased expenses associated with our public reporting obligations in Canada and the U.S.

Expenses incurred in the fiscal year ended November 30, 2009 and in the fiscal year ended November 30, 2008 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

The increase in cash inflow of our 2009 fiscal year end as compared to our 2008 fiscal year end was due primarily to $58,291 of private placement proceeds we received from a director during 2009.

B.           Liquidity and Capital Resources

We have cash of $12,229 as at November 30, 2009, compared to $4,623 as at November 30, 2008. During the year ended November 30, 2009, we spent $25,685 on operating activities, repaid $25,000 of advance payable, and received $58,291 from a private placement with the President of the Company, thereby increasing our cash position from $4,623 at November 30, 2008 to $12,229 at November 30, 2009. Our company’s operating expenses of $66,143 for the fiscal year ended November 30, 2009 included professional fees (accounting, administration and legal) of $50,575, transfer agent and regulatory fees of $5,191, office and miscellaneous fees of $7,172 and other expenses of $3,205.

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

We presently believe that subject to obtaining additional financing of $1 million, we will have sufficient capital resources to fund our initial plan of operations for the next twelve months, as described in Item 4.B of this Form 20-F. However, if we are not successful in generating revenues from any associated or increased oil and gas production on the tested well bores during the initial period or we do not receive all the funds from equity financings we complete, then we will require additional funds to continue advanced development of the Well Bores and to undertake any additional operations.

Cash on hand is currently our only source of liquidity. We do not have any lending arrangements in place with banking or financial institutions and we do not anticipate that we will be able to secure these funding arrangements in the near future.

Operating Activities

Operating activities used cash of $25,685 for the year ended November 30, 2009 compared to $41,279 for the year ended November 30, 2008. This decrease was due to slower payment of the accounts payable and accrued liabilities balances.

Investing Activities

Investing activities provided cash of $nil for the year ended November 30, 2009, compared to providing cash $5,000 for the year ended November 30, 2008. This decrease was due to the refund of deposit in mineral properties that the Company received in 2008. There was no equivalent amount in fiscal 2009.

Financing Activities

Financing activities provided net cash of $33,291 for the year ended November 30, 2009, compared to $40,000 for the year ended November 30, 2008. This decrease in net cash was due to repayment of the advance payable in the year. We used part of the $58,291 proceeds from issuance of our common shares to repay $25,000 of advanced payable.

Capital Resources

We anticipate that we will incur approximately $2,254,309 for operating expenses over the next twelve months. These expenses include professional legal and accounting expenses associated with our company being a reporting issuer in the United States under the Securities Exchange Act of 1934 and a reporting issuer in British Columbia.

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

In the management of capital, the Company includes cash in the definition of capital.The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to seek and identify suitable business opportunities or business combinations in Canada. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company places its cash with institutions of high credit worthiness. At November 30, 2009, the Company had cash of $12,229 compared to $4,623 as at November 30, 2008.

The Company has historically relied on the equity markets and advances from related parties to fund its activities. In order to carry out identifying business opportunities and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes made to the capital management policy during the year.

Recently Adopted Accounting Pronouncements

The Canadian Accounting Standards Board (“AcSB”) issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Effective December 1, 2008, the Company has applied this standard and the adoption of this did not have material impact on the financial statements.

The amended Section 1400 provides guidance related to management’s assessment of the Company’s ability to continue as a going concern. The additional requirement requires management to make an assessment of the Company’s ability to continue as a going concern and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. Note 1 addresses the additional disclosure as required.

The CICA handbook Section 1000 has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle. The revised requirements are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The amendment has not resulted in any changes on the financial position or results of the Company.

Recent Accounting Pronouncements

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company is currently assessing the impact of the above new accounting standards on the Company’s financial positions and results of operations.

The CICA handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, replaces Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting, for a non-controlling interest in a subsidiary in consolidated financial statements, subsequent to a business combination. Section 1602 is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements”. These standards are effective for the Company for interim and annual financial statements beginning on January 1, 2011. Early adoption is permitted. The Company has not yet determined the impact of the adoption of these changes on its financial statements.

The CICA handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, establishes standards for the accounting for a business combination. It is the Canadian GAAP equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations”. This standard is effective for interim and annual financial statements beginning on January 1, 2011. Early adoption is permitted. The Company has not yet determined the impact of the adoption of these changes on its financial statements.

Recent New Accounting Standards under United States Generally Accepted Accounting Principles

In June 2009, FASB issued “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”. The FASB Accounting Standards Codification (“Codification”) will become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission “SEC” under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 30, 2009. Effective December 1, 2008, references made to FASB guidance throughout these financial statements have been updated for the Codification.

Effective December 1, 2008, the Company adopted a new accounting standard included in ASC 805, Business Combinations. The new standard applies to all transactions or other events in which an entity obtains control of one or more businesses. Additionally, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement date for all assets acquired and liabilities assumed; and requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination. The Company’s adoption of the new accounting standard did not have a material effect on the Company’s financial statements.

In January 2010, FASB issued an Accounting Standard Update, ASU No. 2010-06, on codification, Fair value Measurements and Disclosures (Topic 820-10), improving disclosures about fair value measurements. This update provides amendments to Topic 820 that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The standard adds new disclosure and clarifies existing disclosure requirements. The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end. The provisions of the new standard are effective for the interim periods ending after June 15, 2009. The adoption of the new standard did not have a material on the Company’s financial statements.

In September 2009, FASB issued an Accounting Standards Update, ASU No. 2009-06, “Income Taxes (Topic 740) – Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities. This update is to address the need for additional implementation guidance on accounting for uncertainty in income taxes. The implementation guidance will apply to financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. The effective date is for entities that are currently applying the standards for accounting for uncertainty in income taxes, the guidance and disclosure amendments are effective for financial statements issued for interim and annual periods ending after September 15, 2009. For those entities that have deferred the application of accounting for uncertainty in income taxes in accordance with paragraph 740-10-65-1(e), the guidance and disclosure amendments are effective upon adoption of those standards. The adoption of the new standard did not have a material on the Company’s financial statements.

In May 2009, FASB issued ASC 855, “Subsequent Events”, which establishes general standards of for the evaluation, recognition and disclosure of events and transactions that occur after the balance sheet date. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855 did not have a material effect on the Company’s financial statements.

In August 2009, FASB issued an Accounting Standards Update, ASU No. 2009-5 “Fair Value of Measurements and Disclosure (Topic 820) – Measuring Liabilities at Fair Value”. The new guidance, which is now part of ASC 820, provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a company is required to measure fair value using one or more of the following valuation techniques: the quoted price of the identical liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of fair value measurements. The new guidance clarifies that a company is not required to include an adjustment for restrictions that prevent the transfer of the liability and if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement. The new guidance is effective for interim and annual periods beginning after August 27, 2009. The adoption of this standard did not have a material effect on the Company’s financial statements.

Accounting Standards Not Yet Effective

FASB issued a new accounting standard included in ASC 820, The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end. The provisions of the new standard were effective for the interim periods ending after December 15, 2009. The adoption of this standard is not expected to have a material effect on the Company’s financial statements.

In September 2009, FASB issued an Accounting Standards Update, ASU No. 2009-12, “Fair Value Measurement and Disclosures, Topic (820)”. This amendments to Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The amendments in this Update also require disclosures by major category of investment about the attributes of investments within the scope of the amendments in this Update. The amendments in this Update are effective for interim and annual periods ending after December 15, 2009. Early application is permitted in financial statements for earlier interim and annual periods that have not been issued. If an entity elects to early adopt the measurement amendments in this Update, the entity is permitted to defer the adoption of the disclosure provisions of paragraph 820-10-50-6A until periods ending after December 15, 2009. The Company is evaluating the impact it would have to the Company’s financial statements.

C.           Research and Development, Patents and Licenses etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, no funds were expended by our company on research and development activities.

D.           Trend Information

As we have just implemented a new business plan, we do not currently know of any trends that would be material to our operations.

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

ITEM 6          Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Date of
Commencement of
Office with our
Name and Age	Present Position with our Company	Company

Richard Coglon(1) (49)	Director, President, and Chief Executive Officer	November 26, 2001 May 26, 2004

Peter Noonan(1) (68)	Director (Chairman)	March 30, 2010

James Chui(1) (46)	Director, and Executive Vice President, Business Development	November 19, 2009

Carlos Contreras(1) (61)	Director, and Executive VP Operations	March 30, 2010

(1) Member of our audit committee.

Richard Coglon

Mr. Coglon graduated from the University of Alberta in 1982 with a Bachelor of Commerce degree. In 1983, he attended the University of Victoria and received his Bachelor of Laws degree in 1986. Mr. Coglon was called to the Bar in British Columbia, Canada in 1987 and practiced in the areas of corporate finance and securities law until January 1, 2003 when Mr. Coglon ceased the active practice of law to concentrate on his other business ventures.

From 2003 to present, Mr. Coglon carries on business under a privately owned venture capital firm which is involved in initiating and funding early stage growth companies in energy, mining, technology and real estate sector. Over the past 10 years, Mr. Coglon has raised or assisted in raising in excess of $100 million for private and public early stage companies. During 1995 to 2006, Mr. Coglon served as a director and officer of various reporting issuers including TransGlobe Energy Corp. where he was responsible for initiating TransGlobe’s transition in 1995 to 1997 from a junior mining company to an international oil exploration and production company. In 1999, Mr. Coglon co-founded and served as president and chief executive officer of Heartland Oil and Gas Corp. From September 18, 2002 to January 1, 2006, Mr. Coglon serves as president and a director of Heartland. During this period, Heartland turned its Kansas CBM projects into commercial production. In 1995, Mr. Coglon co-founded Velvet Exploration Ltd., a start-up oil exploration and production company. Velvet was listed on the Toronto Stock Exchange and sold for US$430 million in August of 2001 in a “friendly takeover transaction” with El Paso Energy.

Peter Noonan

Mr. Noonan went through private schools and graduated from one of the finest college preparatory schools in the United States. He continued his education in pre-mechanical engineering by attending South Texas College. He attended the U.S. Naval Academy and presently holds a position of inactive service as an Officer in the US Navy due to an injury that was suffered in the line of duty. He is a life-time alumnus with USNAA and the Disable American Veterans. He continued his education at the University of Houston, University of Texas of Austin and Nichols State University. Mr. Noonan has achieve numerous certificates from University of South Carolina in Management Seminars and Executive Management Seminars

Mr. Noonan has been working in the oil and gas sector for over 40 years on the ongoing development of various industry inventions with particular focus on the Hydrogen Inducement (HIP™) Process, which was originally referred to as the NooPar™ Process.

Mr. Noonan has been successful in developing technologies, such as a “system’s controller program” for the merchandising inventory purchase control system for light manufacturing; the development and completion of an offshore logistics supply system for world-wide operation on 26 rigs; a vapor recovery system for oil and gas recovery; a high intensity heating and control unit for well, a innovated new gas lift injection system and/or pipelines operations; a desalinization unit, waste treatment units, and surface process in the primary cleanse of crude oil to very extreme high quality value, and a technical application program for spill prevention used by the EPA for oil field use. Mr. Noonan has acted as a director and officer of various private companies in the oil and gas sector and has been a consultant in this sector for some 35 years in the areas of building and construction of roads, bridges, well site locations, workover, coil tubing units, land and off- shore drilling units which includes the drilling of numerous wells and there operations thereof.

Mr. Noonan holds the US Methods Patent to the HIP Processes and in addition to his vast oilfield experience, Mr. Noonan has been a presenter and speaker before the US Department of Energy Technology Centre, and the US Congress on hearings relating to various issues in the Oil and Gas sector as well a lecturer to market group at the University of Texas.

James Chui

Mr. Chui graduated from the Shanghai University of Science and Technology in 1985 with a bachelor’s degree in Applied Technology. In addition, he attended courses during 2004 to 2006 towards an Executive MBA from Beijing University and continues to attend numerous ongoing courses in “Continuing Education” from the University of British Columbia in the areas of law and business.

Mr. Chui currently serves as the co-founder and chief executive officer of HIP Energy Resource Limited and HIP Technology Limited. He is also currently the president and chief executive officer of HRJC Enterprises Inc. Mr Chui also served as the president and chief executive officer of various successful internationally based companies in the high-tech manufacturing and software design and application sectors. From 1988 to 1996, Mr. Chui was the president and chief executive officer of “James-Contact Limited” with offices in Hong Kong, Germany and Japan. From 1996 to 2006, he served as president of “World Trade Development Limited (HK)” and “World Trade Electronics Limited” with offices in Hong Kong and Japan. From 2006 to 2008, Mr. Chui served as the chief financial officer of “Global Microgene Holdings Group Limited (HK)” and as vice president of “Digital Video Systems Inc. (USA).”.

Carlos Contreras

Mr. Contreras graduated from the University of Tulsa in 1970 with a Bachelor of Science Degree in Chemical Engineering. Mr. Contreras also holds an associate degree in Engineering (Honors) from Middle George College. Mr. Contreras has done graduate work in Macromolecular Science at Case Western Reserve University. Mr. Contreras’ specialized field of study was the Masters Program in Polymer Science. He has completed the Executive Program in Management at the University of California. In addition, Mr. Contreras has successfully completed numerous formal courses including Performance Management, Executive Decision-Making, Professional Presentations and he is certified for Offshore Survival.

Mr. Contreras has been in the oil and gas industry for over 35 years. Since June 2009, Mr. Contreras has been our chief operating officer . Mr. Contreras has acted as the director and chief operating officer of World GTL Trinidad Limited from February 2007 to August 2008 and he served as a Minister of Energy and Hydrocarbons in La Paz (Bolivia) from 1999-2001. During the mid 1970’s until 1999 Mr. Contreras was employed with Occidental Petroleum in which he served in many executive roles such as president, vice-president and general manager at Occidental’s company’s in various locations such as the Philippines, Columbia and California.

Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.           Compensation

None of our directors or executive officers was paid or earned compensation for performing their respective duties during the fiscal year ended November 30, 2009.

No cash compensation was paid to any of our directors for services as a director during the fiscal year ended November 30, 2009. We have no plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board or a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board. Our board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments for the fiscal year ended November 30, 2009.

As at the fiscal year ended November 30, 2009, we have no options outstanding. We do not have a formal stock option plan or any informal plan to pay compensation to directors, officers or employees by way of options. Despite having no formal stock option plan, we have historically issued stock options to our officers and directors in lieu of cash compensation and as an incentive to continue to achieve the objectives of our shareholders.

As of the date of this shell company report, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer’s employment with our company, from a change in control of our company or a change in such officer’s responsibilities following a change in control.

C.           Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on July 31, 2009 and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the British Columbia Business Corporations Act.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

As of the date of this shell company report, our entire board functions as our audit committee. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits. The audit committee also recommends the selection of independent auditors.

This shell company report does not include an attestation report of our company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit our company to provide only management’s report in this shell company report.

D.           Employees

During the fiscal years ended November 30, 2009, 2008 and 2007, we did not have any employees other than our officers. We do not currently have any paid employees and we have not experienced a significant change in the number of people we employ.

E.           Share Ownership

As of March 31, 2010, and after giving effect to the issuance of the 50,000,000 common shares under each of the Asset Purchase Agreement and the License Agreement there are56,211,660 common shares of our company issued and outstanding. Upon the closing of the HIP Asset Agreement and the HIP License Agreement, and the resulting issuance of the shares required thereunder, as the case may be, our directors and officers owned, directly or indirectly, the following common shares:

Name and Office Held	Number of Common Shares Beneficially Owned	Percentage(1)

Richard Coglon President, Chief Executive Officer	5,484,511	9.8%

Peter Noonan Director (Chairman)	50,000,000(2)	88.9%(2)

James Chui Executive Vice-President Business Development and Director	50,000,000(2)	88.9%(2)

Carlos Contreras Executive Vice-President and Director	40,000	*

Notes

*	Less than 1%.
(1)

Based on 56,211,660 shares of common stock issued and outstanding as of March 31, 2010. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2)

In connection with the Asset Purchase Agreement, EEL received 20,000,000 shares of the Company and under the License Agreement Group Rich received 30,000,000 shares of the Company. EEL is owned 100% by HIP Energy Resources Limited (HIP Resources) and Group Rich is owned 100% by HIP Technology Limited (HIP Tech). Peter Noonan beneficially owns 40% of the voting securities of each of HIP Tech and HIP Resources. Speedy Growth Holding Limited owns 40% of the voting securities of each HIP Tech and HIP Resources. Mr. Chui has sole investment and voting power of with respect to the securities of Speedy Growth Holding Limited. Mr. Chui has 35% voting and investment power over the shares of the Company owned by EEL and Group Rich and Mr. Noonan has 45% voting and investment power over the shares of the Company owned by EEL and Group Rich.

ITEM 7           Major Shareholders and Related Party Transactions

A.           Major Shareholders

As of March 31, 2010, there were 56,211,660 common shares of our company issued and outstanding, after giving effect to the Asset Purchase Agreement and the License Agreement. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of March 31, 2010:

Number of Common Shares
Name	Beneficially Owned	Percentage(1)
Richard Coglon	5,484,511(1)	9.8%
Equi Energy LLC	20,000,000(2)	35.6%(2)
Group Rich Development Limited	30,000,000(2)	53.4%(2)

Notes

(1)

Based on 56,211,660 shares of common stock issued and outstanding as of March 31, 2010. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2)

In connection with the Asset Purchase Agreement, EEL received 20,000,000 shares of the Company and under the License Agreement Group Rich received 30,000,000 shares of the Company. EEL is owned 100% by HIP Energy Resources Limited (HIP Resources) and Group Rich is owned 100% by HIP Technology Limited (HIP Tech). Peter Noonan beneficially owns 40% of the voting securities of each of HIP Tech and HIP Resources. Speedy Growth Holding Limited owns 40% of each HIP Tech and HIP Resources. Mr. Chui has sole investment and voting power of with respect to the securities of Speedy Growth Holding Limited. Mr. Chui has 35% voting and investment power over the shares of the Company owned by EEL and Group Rich and Mr. Noonan has 45% voting and investment power over the shares of the Company owned by EEL and Group Rich.

The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of March 31, 2010, Computershare Trust Company, our registrar and transfer agent, reported that of our company’s 56,211,660 common shares are held as follows:

			Number of Registered
Location	Number of Shares	Percentage of Shares	Shareholders of Record
Canada	6,197,651	11%	23
United States	20,013,951	35.6%	14
British Virgin Islands	30,000,000	53.4%	1
Other	58	*	1
Total	56,211,660	100%	39

* Less than 1%.

We are directly controlled by Group Rich and EEL, as they are affiliated and collectively own 89% of our issued and outstanding common shares.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.           Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from November 30, 2007 up to the date of this shell company report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1.	During the year ended November 30, 2009, the Company incurred $2,000 (2008 - $2,000; 2007 - $nil) for management fees to a company with a common director.

2.	During the year ended November 30, 2009, the Company incurred $3,000 (2008 - $3,000; 2007 - $nil) for bookkeeping fees to a company with a common director.

3.	As at November 30, 2009, the Company owes $50,000 (2008 - $50,000) to a director for advances, which is unsecured, non-interest bearing and payable on demand.

4.	As at November 30, 2009, the Company owes $15,000 (2008 - $15,000) to a company owned by a shareholder for advances, which is unsecured, non-interest bearing and payable on demand.

5.

As at November 30, 2009, the Company owes $nil (2008 - $25,000) to a company owned by the President of the Company for advances, which are unsecured, non-interest bearing and no fixed term of repayments.

6.	The Company incurred $nil (2008 - $nil; 2007 - $5,245) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

These transactions were in the normal course of operations.

ITEM 8           Financial Information

A.           Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. In this shell company report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of this Shell Company Report

1.

Independent Auditor’s Report of BDO Canada LLP dated March 30, 2010 on the Financial Statements as at November 30, 2009, together with Comments by Auditor for US Readers in Canada – US Reporting Conflict

2.	Balance Sheets at November 30, 2009 and 2008;

3.	Statements of Operations and Comprehensive Loss for the years ended November 30, 2009, 2008 and 2007 and for the period June 22, 1983 (Date of Inception) to November 30, 2009;

4.	Statements of Cash Flows for the years ended November 30, 2009, 2008 and 2007 and for the period June 22, 1983 (Date of Inception) to November 30, 2009;

5.	Statement of Shareholder’s Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2009; and

6.	Notes to the Audited Financial Statements.

The audited financial statements for the years ended November 30, 2009, 2008 and 2007 can be found under Item 17 “Financial Statements”.

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

B.           Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Form 20-F except as disclosed in this Form 20-F.

ITEM 9           The Offer and Listing

A.           Offer and Listing Details

Our common shares were traded on the TSX Venture Exchange until they were voluntarily delisted on June 20, 2001. Since April 19, 2001, our common shares have been quoted exclusively on the Over-the-Counter Bulletin Board, under the symbol “BNVLF”. On November 19, 2009, our symbol changed from “BNVLF” to “HIPCF”.

Our authorized capital consists of unlimited common shares without par value and unlimited preference shares without par value. Our preference shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series.

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

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

OTC Bulletin Board

Year Ended	High	Low
November 30, 2005*	US $5.00	US $1.25
November 30, 2006*	US $0.75	US $0.25
November 30, 2007*	US $2.50	US $0.15
November 30, 2008*	US $0.075	US $0.005
November 30, 2009*	US $0.05	US $0.0005

* After giving effect to the five (5) for one (1) reverse stock split of our issued and outstanding common stock on November 19, 2009

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board
Quarter Ended	High	Low
February 28, 2008	US $0.075	US $0.05
May 31, 2008	US $0.075	US $0.055
August 31, 2008	US $0.060	US $0.060
November 30, 2008	US $0.060	US $0.060
February 29, 2009	US $0.0025	US $0.0025
May 31, 2009	No trades
August 31, 2009	US $0.0005	US $0.0005
November 30, 2009	US $0.0102	US $0.01

The high and low market prices of our common shares for each of the most recent six months, from August, 2009 through January, 2010, on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board
Month	High	Low
September, 2009	No trades
October, 2009	US $0.01	US $0.01
November, 2009	US $0.0102	US $0.0102
December, 2009	No trades
January, 2010	US $0.02	US $0.05
February	No trades

B.           Plan of Distribution

Not applicable.

C.           Markets

Since April 19, 2001, our common shares have been quoted exclusively on the Over-the-Counter Bulletin Board.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10           Additional Information

A.           Share Capital

Our authorized capital consists of unlimited common shares without par value and unlimited preference shares without par value. Our preference shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series.

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

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options or warrants outstanding as at November 30, 2009 and 2008.

A summary of the changes to our share capital over the last three fiscal years to the date of this shell company report is as follows:

	Number of Shares	Amount of Capital	Contributed
			Surplus
Balance as at November 30, 2007	1,211,651	$4,279,498	$0
Balance as at November 30, 2008	1,211,651	$4,279,798	$5,000
Balance as at November 30, 2009	6,211,660	$4,337,789	$10,000
Issued in connection with acquisition of HIP Downhole Process Technology	30,000,000	$30,000	-
Issued in connection with acquisition of Well Bores	20,000,000	$20,000	-
Balance as at March 31, 2010	56,211,660	$4,387,789	$15,000

We have not issued any preferred shares.

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

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preference shares without par value. Our preference shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series.

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

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares, and United States Federal securities laws require the disclosure in our shell company report on Form 20-F of holders who own more than 5% of our issued and outstanding shares.

C.           Material Contracts

The material contracts to which we are a party which were entered into during the last two years are as follows:

1.

The Asset Purchase Agreement dated March 14, 2010 among HIP, HIP Texas, HIP Resources, and EEL, whereby HIP Texas, a wholly-owned subsidiary of HIP, acquired the Well Bores in consideration for the issuance of 20 million of our common shares. The Well Bores are described in detail under the heading “The Well Bores”

2.

The License Agreement dated March 14, 2010 among HIP, HIP Nevada, HIP Tech, and Great Rich, whereby HIP Nevada, a wholly-owned subsidiary of HIP, acquired the exclusive worldwide license for the HIP Downhole Process Technology in consideration for the issuance of 30 million of our common shares. The HIP Downhole Process Technology is described in detail under the heading “Business Overview - HIP Downhole Process Technology”.

3.

Joint operating agreement dated January 12, 2010 among TexLa Operating Company, HIP, HIP Texas, and HIP Nevada, whereby TexLa will provide services relating to the application of the HIP Downhole Process Technology to the Well Bores and HIP’s oil and gas leases in consideration for a 10% operating working interest in the Well Bores and oil and gas leases.

4.

Non-Competition Agreement between HIP Resources, EEL, HIP and HIP Texas dated March 14, 2010 pursuant to which EEL and HIP Resources agreed, among other things, not to compete against the business of the Company for a period of four years from the date of the agreement.

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

E.           Taxation Certain Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of our company in connection with carrying on a business in Canada (a “non-resident holder”).

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

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

-	the non-resident holder;

-	persons with whom the non-resident holder did not deal at arm’s length; or

-	the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statements by Experts

Not applicable.

H.           Documents on Display

Documents concerning our company referred to in this shell company report may be viewed by appointment during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1.

I.           Subsidiary Information

Not applicable.

ITEM 11           Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12           Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13           Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14           Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15           Controls and Procedures

Not Applicable.

ITEM 15T        Controls and Procedures

Not Applicable.

ITEM 16           [Reserved]

ITEM 16A        Audit Committee Financial Expert

Not Applicable.

ITEM 16B        Code of Ethics

Not Applicable.

ITEM 16C        Principal Accountant Fees and Services

Not Applicable

ITEM 16D.       Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E         Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

Item 16F         Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G         Corporate Governance

Not Applicable

ITEM 17           Financial Statements

Financial Statements Filed as Part of this Report:

-

Independent Auditor’s Report of BDO Canada LLP dated March 31, 2010 on the Financial Statements as at November 30, 2009 and 2008; together with Comments by Auditor for US Readers on Canada – US Reporting Conflict;

-	Balance Sheets at November 30, 2009 and 2008;

-	Statements of Operations and Comprehensive Loss for the years ended November 30, 2009, 2008 and 2007 and for the period June 22, 1983 (Date of Inception) to November 30, 2009;

-	Statements of Cash Flows for the years ended November 30, 2009, 2008 and 2007 and for the period June 22, 1983 (Date of Inception) to November 30, 2009;

-	Statement of Shareholders’ Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2009; and

-	Notes to Audited Financial Statements.

HIP ENERGY CORPORATION
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)

Audited Financial Statements
(Expressed in Canadian dollars)

November 30, 2009, 2008, 2007

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)

We have audited the balance sheets of HIP Energy Corporation as at November 30, 2009 and 2008 and the statements of operations and comprehensive loss, cash flows and stockholders’ equity (deficiency) for the years ended November 30, 2009, 2008 and 2007 and for the cumulative period from June 22, 1983 (Date of Inception) to November 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2009 and 2008 and the results of its operations and its cash flows for the years ended November 30, 2009, 2008 and 2007 and for the cumulative period from June 22, 1983 (Date of Inception) to November 30, 2009 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Canada LLP”

Chartered Accountants

Vancouver, Canada
March 30, 2010

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

Our report to the shareholders dated March 30, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

(signed) “BDO Canada LLP”

Chartered Accountants

Vancouver, Canada
March 30, 2010

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Balance Sheets
November 30, 2009 and 2008
(Expressed in Canadian dollars)

	November 30,	November 30,
	2009	2008
	$	$

ASSETS

Current Assets

Cash	12,229	4,623
GST recoverable	1,359	110

Total Assets	13,588	4,733

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Current Liabilities

Accounts payable and accrued liabilities	46,707	10,000
Advance payable (Note 5)	65,000	90,000

Total Liabilities	111,707	100,000

Stockholders’ Deficiency

Capital Stock (Note 6)
Authorized: unlimited common shares, without par value unlimited preferred shares, without par value
Issued: 6,211,660 common shares (2008: 1,211,660)	4,337,789	4,279,498

Contributed Surplus (Note 8)	10,000	5,000

Deficit Accumulated During the Development Stage	(4,445,908)	(4,379,765)

Total Stockholders’ Deficiency	(98,119)	(95,267)

Total Liabilities and Stockholders’ Deficiency	13,588	4,733

Nature of operations and ability to continue as a going concern (Note 1)
Subsequent events (Note 12)

Approved on behalf of the Board:

“Richard Coglon”	“James Chui”
Director	Director

The accompanying notes are an integral part of these financial statements

HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Statements of Operations and Comprehensive Loss
For the years ended November 30, 2009, 2008 and 2007
And for the period June 22, 1983 (Date of Inception) to November 30, 2009
(Expressed in Canadian dollars)

	Accumulated from
	June 22, 1983
	(Date of Inception)	Years ended November 30,
	to November 30,
	2009	2009	2008	2007
	$	$	$	$

EXPENSES
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Bank charges and interest	64,557	467	290	292
Consulting and secretarial	205,016	–	–	–
Finders’ fees	180,727	–	–	–
Foreign exchange (gain) loss	(1,631)	21	15	6
Management fees (Note 5(a))	346,781	2,000	2,000	–
Mineral property expenses	54,541	–	–	3,921
Office and miscellaneous (Note 5(f))	161,811	7,172	5,015	9,757
Professional fees (Note 5(b))	919,206	50,575	32,665	39,996
Shareholder information	92,944	717	947	1,138
Transfer agent and regulatory fees	181,049	5,191	6,576	5,790
Travel and promotion	78,032	–	–	1,080
Write-down of mineral property	1,456,807	–	–	–

	3,742,183	66,143	47,508	61,980

OTHER ITEMS
Interest income	(25,440)	–	–	–
Gain on settlement of debt	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Loss on sale of computer equipment	344	–	–	–
Loss on sale of long-term investment	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of long-tem investment	649,459	–	–	–

	703,725	–	–	–

Net Loss and Comprehensive Loss for the Period	(4,445,908)	(66,143)	(47,508)	(61,980)

Net Loss Per Share – Basic and Diluted		(0.02)	(0.04)	(0.05)

Weighted Average Number of Shares Outstanding		3,978,774	1,211,651	1,211,651

The accompanying notes are an integral part of these financial statements

HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Statements of Cash Flows
For the years ended November 30, 2009, 2008 and 2007
And for the period June 22, 1983 (Date of Inception) to November 30, 2009
(Expressed in Canadian dollars)

	Accumulated from
	June 22, 1983
	(Date of Inception)		Years ended November 30,
	to November 30,
	2009		2009		2008		2007
	$		$		$		$
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(4,445,908)		(66,143)		(47,508)		(61,980)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	2,095		–		–		–
Bad debts	248		–		–		–
Donated rent and services	10,000		5,000		5,000		–
Finders’ fees	114,932		–		–		–
Gain on debt settlement	(1,303)		–		–		–
Gain on option	(1,187,500)		–		–		–
Loss on sale of computer equipment	344		–		–		–
Loss on sale of investments	630,397		–		–		–
Write-down of advances to affiliate	637,768		–		–		–
Write-down of mineral property	1,468,807		–		–		–
Write-down of long-term investment	649,459		–		–		–
Changes in non-cash working capital items related to operations
Decrease (increase) in GST recoverable	(1,607)		(1,249)		224		791
Increase in accounts payable and accrued liabilities	468,554		36,707		1,005		196

Net cash used in operating activities	(1,653,714)		(25,685)		(41,279)		(60,993)

INVESTING
Purchase of office equipment	(3,038)		–		–		–
Expenditures on mineral properties	(1,121,172)		–		–		–
Proceeds from disposal of office equipment	600		–		–		–
Purchase of investments	(310,025)		–		–		–
Mineral property deposit	–		–		5,000		(5,000)
Advances to affiliate	(808,346)		–		–		–
Proceeds on disposal of investments	365,111		–		–		–

Net cash flows provided by (used in) investing activities	(1,876,870)		–		5,000		(5,000)

FINANCING
Advance payable	65,000		(25,000)		40,000		50,000
Capital stock issued for cash	3,477,813		58,291		–		–

Net cash flows provided by financing activities	3,542,813		33,291		40,000		50,000

NET CASH INFLOWS (OUTFLOWS)	12,229		7,606		3,721		(15,993)

CASH, BEGINNING OF PERIOD	–		4,623		902		16,895

CASH, ENDING OF PERIOD	12,229		12,229		4,623		902

Cash paid for income taxes during the year		$	Nil	$	Nil	$	Nil
Cash paid for interest during the year		$	Nil	$	Nil	$	Nil

Non-cash transactions – Note 10

The accompanying notes are an integral part of these financial statements

HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2009
(Expressed in Canadian dollars)

				Deficit
				Accumulated
				During the
			Contributed	Development
	Shares	Amount	Surplus	Stage	Total
	#	$	$	$	$
Balance – June 22, 1983 (Date of Inception)	–	–	–	–	–
Net loss for the period	–	–	–	–	–
Balance – November 30, 1983	–	–	–	–	–
Shares issued for cash:
- at $1.75 per share	4,289	7,500	–	–	7,500
- at $26.25 per share	1,257	33,000	–	–	33,000
Net loss for the year	–	–	–	–	–
Balance – November 30, 1984	5,546	40,500	–	–	40,500
Shares issued for cash at $70.90 per share	2,856	202,500	–	–	202,500
Shares allotted for cash at $52.52 per share	1,428	75,000	–	–	75,000
Shares issued for acquisition of mineral property at $26.41 per share	142	3,750	–	–	3,750
Net loss for the year	–	–	–	–	(60,415)
Balance – November 30, 1985	9,972	321,750	–	(60,415)	261,335
Share subscriptions refunded at $52.51 per share	(554)	(29,090)	–	–	(29,090)
Net loss for the year	–	–	–	–	–
Balance – November 30, 1986	9,418	292,660	–	(60,415)	232,245
Shares issued for cash at $15.75 per share	2,429	38,250	–	–	38,250
Net loss for the year	–	–		(146,697)	(146,697)
Balance – November 30, 1987	9,903	330,910	–	(207,112)	123,798
Net loss for the year	–	–	–	(140,613)	(140,613)
Balance – November 30, 1988	9,903	330,910	–	(347,725)	(16,815)
Shares issued for settlement of debt at $94.55 per share	257	24,300	–	–	24,300
Private placement at $52.45 per share	858	45,000	–	–	45,000
Exercise of options at $78.26 per share	69	5,400	–	–	5,400
Net loss for the year	–	–	–	(17,337)	(17,337)
Balance – November 30, 1989	11,087	405,610	–	(365,062)	40,548

The accompanying notes are an integral part of these financial statements

HIP Energy Corp.
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2009
(Expressed in Canadian dollars)

				Deficit
				Accumulated
				During the
			Contributed	Development
	Shares	Amount	Surplus	Stage	Total
	#	$	$	$	$

Balance – November 30, 1989	11,087	405,610	–	(365,062)	40,548

Shares issued for acquisition of mineral property at $349.65 per share	143	50,000	–	–	50,000

Shares issued for finder’s fee:
- at $87.41 per share	286	25,000	–	–	25,000
- at $347.83 per share	115	40,000	–	–	40,000

Shares issued for exercise of options:
- at $61.19 per share	572	35,000	–	–	35,000
- at $87.21 per share	29	2,500	–	–	2,500
- at $122.38 per share	286	35,000	–	–	35,000
- at $131.28 per share	537	70,500	–	–	70,500
- at $194.74 per share	57	11,100	–	–	11,100

Net loss for the year	–	–	–	(118,112)	(118,112)

Balance – November 30, 1990	13,112	674,710	–	(483,174)	191,536

Shares issued for acquisition of mineral property:
- at $314.69 per share	572	180,000	–	–	180,000
- at $485.03 per share	176	85,366	–	–	85,366

Private placement at $273.00	131	35,880	–	–	35,880

Exercise of warrants at $70.00 per share	286	20,000	–	–	20,000

Shares issued for exercise of options:
- at $122.81 per share	114	14,000	–	–	14,000
- at $130.81 per share	172	22,500	–	–	22,500
- at $271.48 per share	338	91,760	–	–	91,760
- at $334.66 per share	234	78,310	–	–	78,310

Shares issued for finder’s fee:
- at $262.24 per share	143	37,500	–	–	37,500
- at $291.22 per share	55	16,017	–	–	16,017
- at $480.23 per share	22	10,565	–	–	10,565

Net income for the year	–	–	–	445,784	445,784

Balance – November 30, 1991	15,355	1,266,608	–	(37,390)	1,229,218

Shares issued for exercise of options:
- at $270.92 per share	119	32,240	–	–	32,240
- at $332.48 per share	27	8,977	–	–	8,977

Shares issued for finder’s fees at $262.50 per share	143	37,500	–	–	37,500

Net loss for the year	–	–	–	(788,460)	(788,460)

Balance – November 30, 1992	15,644	1,345,325	–	(825,850)	519,475

The accompanying notes are an integral part of these financial statements

HIP Energy Corp.
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2009
(Expressed in Canadian dollars)

				Deficit
				Accumulated
				During the
			Contributed	Development
	Shares	Amount	Surplus	Stage	Total
	#	$	$	$	$

Balance – November 30, 1992	15,644	1,345,325	–	(825,850)	519,475

Shares issued for acquisition of mineral property:
- at $69.93 per share	143	10,000	–	–	10,000
- at $87.41 per share	286	25,000	–	–	25,000
- at $104.90 per share	143	15,000	–	–	15,000

Shares issued for finder’s fee at $52.56 per share	254	13,350	–	–	13,350

Private placement at $52.50 per share	2,857	150,000	–	–	150,000

Shares issued for settlement of debt at $54.22 per share	1,460	79,166	–	–	79,166

Shares issued for exercise of options:
- at $56.00 per share	1,419	79,470	–	–	79,470
- at $108.49 per share	884	95,901	–	–	95,901

Net loss for the year	–	–	–	(754,698)	(754,698)

Balance – November 30, 1993	23,090	1,813,212	–	(1,580,548)	232,664

Shares issued for settlement of debt at $45.49 per share	2,474	112,553	–	–	112,553

Exercise of options at $50.43 per share	115	5,800	–	–	5,800

Exercise of warrants at $52.73 per share	165	8,700	–	–	8,700

Net loss for the year	–	–	–	(201,255)	(201,255)

Balance – November 30, 1994	25,844	1,940,265	–	(1,781,803)	158,462

Shares issued for exercise of options:
- at $42.00 per share	1,727	72,536	–	–	72,536
- at $50.75 per share	650	32,986	–	–	32,986
- at $54.25 per share	188	10,199	–	–	10,199
- at $57.62 per share	315	18,150	–	–	18,150
- at $73.52 per share	1,252	92,046	–	–	92,046
- at $87.44 per share	589	51,500	–	–	51,500

Shares issued for exercise of warrants:
- at $49.00 per share	1,714	84,000	–	–	84,000
- at $61.25 per share	2,946	180,425	–	–	180,425

Shares issued for private placements:
- at $49.01 per share	1,714	84,000	–	–	84,000
- at $78.81 per share	571	45,000	–	–	45,000

Shares issued for acquisition of mineral property at 78.67 per share	286	22,500	–	–	22,500

Net loss for the year	–	–	–	(304,564)	(304,564)

Balance – November 30, 1995	37,796	2,633,607	–	(2,086,367)	547,240

The accompanying notes are an integral part of these financial statements

HIP Energy Corp.
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2009
(Expressed in Canadian dollars)

				Deficit
				Accumulated
				During the
			Contributed	Development
	Shares	Amount	Surplus	Stage	Total
	#	$	$	$	$
Balance – November 30, 1995	37,796	2,633,607	–	(2,086,367)	547,240
Shares issued for acquisition of mineral property at $105.26 per share	114	12,000	–	–	12,000
Exercise of warrants at $78.81 per share	571	45,000	–	–	45,000
Private placement at $61.26 per share	857	52,500	–	–	52,500
Shares issued for exercise of options:
- at $87.55 per share	948	82,998	–	–	82,998
- at $92.66 per share	143	13,250	–	–	13,250
- at $103.15 per share	572	59,000	–	–	59,000
Net loss for the year	–	–	–	(102,055)	(102,055)
Balance – November 30, 1996	41,001	2,898,355	–	(2,188,422)	709,933
Shares issued for acquisition of mineral property at $43.75 per share	143	6,250	–	–	6,250
Shares issued for exercise of options:
- at $45.71 per share	1,514	68,900	–	–	68,900
- at $52.45 per share	286	15,000	–	–	15,000
- at $54.26 per share	857	46,500	–	–	46,500
Net loss for the year	–	–	–	(150,318)	(150,318)
Balance – November 30, 1997	43,801	3,035,005	–	(2,338,740)	696,265
Shares issued for cash at $26.23 per share	629	16,500	–	–	16,500
Shares issued for settlement of debt at $26.24 per share	2,025	53,144	–	–	53,144
Share issuance costs	–	(2,452)	–	–	(2,452)
Net loss for the year	–	–	–	(512,408)	(512,408)
Balance – November 30, 1998	46,455	3,102,197	–	(2,851,148)	251,049
Shares issued for settlement of debt at $26.25 per share	2,333	61,252	–	–	61,252
Net loss for the year	–	–	–	(369,731)	(369,731)
Balance – November 30, 1999	48,788	3,163,449	–	(3,220,879)	(57,430)
Shares issued for settlement of debt at $3.75 per share	24,689	92,581	–	–	92,581
Private placement at $4.75 per share	68,000	323,000	–	–	323,000
Share issuance costs	–	(1,498)	–	–	(1,498)
Net loss for the year	–	–	–	(91,248)	(91,248)
Balance – November 30, 2000	141,477	3,577,532	–	(3,312,127)	265,405

The accompanying notes are an integral part of these financial statements

HIP Energy Corp.
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2009
(Expressed in Canadian dollars)

				Deficit
				Accumulated
				During the
			Contributed	Development
	Shares	Amount	Surplus	Stage	Total
	#	$	$	$	$
Balance – November 30, 2000	141,477	3,577,532	–	(3,312,127)	265,405
Shares issued for cash at $8.00 per share	5,000	40,000	–	–	40,000
Exercise of warrants at $6.25 per share	31,193	194,947	–	–	194,947
Net loss for the year	–	–	–	(489,432)	(489,432)
Balance – November 30, 2001	177,670	3,812,479	–	(3,801,559)	10,920
Shares issued for cash at $7.89 per share	5,000	39,435	–	–	39,435
Exercise of options at $5.25 per share	3,600	18,900	–	–	18,900
Exercise of warrants at $6.25 per share	25,390	158,684	–	–	158,684
Net loss for the year	–	–	–	(261,950)	(261,950)
Balance – November 30, 2002	211,660	4,029,498	–	(4,063,509)	(34,011)
Net loss for the year	–	–	–	(27,840)	(27,840)
Balance – November 30, 2003	211,660	4,029,498	–	(4,091,349)	(61,851)
Units issued for cash at $0.25 per unit	1,000,000	250,000	–	–	250,000
Net loss for the year	–	–	–	(49,597)	(49,597)
Balance – November 30, 2004	1,211,660	4,279,498	–	(4,140,946)	138,552
Net loss for the year	–	–	–	(71,186)	(71,186)
Balance – November 30, 2005	1,211,660	4,279,498	–	(4,212,132)	67,366
Net loss for the year	–	–	–	(58,145)	(58,145)
Balance – November 30, 2006	1,211,660	4,279,498	–	(4,270,277)	9,221
Net loss for the year	–	–	–	(61,980)	(61,980)
Balance – November 30, 2007	1,211,660	4,279,498	–	(4,332,257)	(52,759)
Net loss for the year	–	–	–	(47,508)	(47,508)
Donated services	–	–	5,000	–	5,000
Balance – November 30, 2008	1,211,660	4,279,498	5,000	(4,379,765)	(95,267)
Private placement at $0.01 per share	5,000,000	58,291	–	–	58,291
Donated services (Note 8)	–	–	5,000	–	5,000
Net loss for the year	–	–	–	(66,143)	(66,143)
Balance – November 30, 2009	6,211,660	4,337,789	10,000	(4,445,908)	(98,119)

The accompanying notes are an integral part of these financial statements

HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2009, 2008 and 2007
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated on June 22, 1983, and is currently in the business of seeking and identifying suitable business opportunities or business combinations in Canada. On November 17, 2009, the Company changed its name from Bradner Ventures Ltd. to HIP Energy Corporation. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "HIPCF". The Company is a development stage company and accordingly, the statements of operations and comprehensive loss, and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to November 30, 2009.

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2009, the Company had not yet identified a suitable business, has accumulated losses of $4,445,908 since its inception, had a working capital deficiency of $98,119 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

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

HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2009, 2008 and 2007
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Stock – Based Compensation

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

For the years ended November 30, 2009, 2008 and 2007, there were no potentially dilutive common shares relating to stock options and warrants outstanding at the year-end.

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

Comprehensive Income

The Company follows CICA Handbook Section 1530 “Comprehensive Income” which establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. At November 30, 2009, the Company does not have transactions and events which require the recognition of comprehensive income.

HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2009, 2008 and 2007
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments – Recognition and Measurement

This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the Statements of Operations or Comprehensive Loss.

In accordance with this standard, the Company has classified its financial instruments as follows:

The Company classifies and measures its financial instruments as follows:

•	Cash is classified as “held-for-trading” which is measured at fair value initially and in subsequent periods;

•

Accounts payable, accrued liabilities and advances payable are classified as other financial liabilities and are measured at fair value at inception. Subsequent valuations are recorded at amortized cost using the effective interest rate method.

Financial Instruments – Presentation and Disclosures

Handbook Section 3862, Financial Instruments – Disclosures, was amended in June 2009. It establishes revised standards for the disclosure of financial instruments. The standard establishes a three-tier hierarchy as a framework for disclosing fair value of financial instruments based on inputs used to value the Company’s investments. The amended standard has no impact on the Company’s financial statements.

See additional disclosures on financial instruments on Note 11.

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

Cash Distributions

The Company follows the CICA Handbook Section 1540, “Cash Flow Statements”, which has been amended to require additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions. The adoption of this section has not resulted in any changes on the disclosure within the financial statements.

Capital Disclosures

CICA Handbook Section 1535 “Capital Disclosures”: The new standard is effective for annual and interim periods beginning on or after October 1, 2007 and requires disclosure of the Company’s objectives, policies, and processes for managing capital; quantitative data about what the Company regards as capital; whether the Company has complied with any capital requirements; and, if the Company has not complied, the consequences of such noncompliance. The new accounting standard covers disclosure only and had no effect on the financial position or results of the Company.

HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2009, 2008 and 2007
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Adopted Accounting Pronouncements

The Canadian Accounting Stardards Board (“AcSB”) issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Effective December 1, 2008, the Company has applied this standard and the adoption of this did not have material impact on the financial statements.

The amended Section 1400 provides guidance related to management’s assessment of the Company’s ability to continue as a going concern. The additional requirement requires management to make an assessment of the Company’s ability to continue as a going concern and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. Note 1 addresses the additional disclosure as required.

The CICA handbook Section 1000 has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle. The revised requirements are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The amendment has not resulted in any changes on the financial position or results of the Company.

Recent Accounting Pronouncements

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company is currently assessing the impact of the above new accounting standards on the Company’s financial positions and results of operations.

The CICA handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, replaces Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting, for a non-controlling interest in a subsidiary in consolidated financial statements, subsequent to a business combination. Section 1602 is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements”. These standards are effective for the Company for interim and annual financial statements beginning on January 1, 2011. Early adoption is permitted. The Company has not yet determined the impact of the adoption of these changes on its financial statements.

The CICA handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, establishes standards for the accounting for a business combination. It is the Canadian GAAP equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations”. This standard is effective for interim and annual financial statements beginning on January 1, 2011. Early adoption is permitted. The Company has not yet determined the impact of the adoption of these changes on its financial statements.

HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2009, 2008 and 2007
(Expressed in Canadian dollars)

3.	CAPITAL DISCLOSURES

Effective December 1, 2007, the Company adopted the new CICA guidelines of Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non- compliance.

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

The Company places its cash with institutions of high credit worthiness. At November 30, 2009, the Company had cash of $12,229 (2008: $4,623).

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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes made to the capital management policy during the year.

4.	MINERAL PROPERTY

During the year ended November 30, 2007, the Company was in the process of acquiring an exploration permit to a mineral claim located in British Columbia, Canada for a term which expired on November 30, 2008. The Company paid a $5,000 security deposit and incurred $3,921 in exploration costs on the mineral claim.

During the year ended November 30, 2008, the Company abandoned the mineral claim and received a refund for the security deposit of $5,000.

5.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are measured at the exchange amount.

	a)	During the year ended November 30, 2009, the Company incurred $2,000 (2008 - $2,000; 2007 - $nil) for management fees to a company with a common director.

	b)	During the year ended November 30, 2009, the Company incurred $3,000 (2008 - $3,000; 2007 - $nil) for bookkeeping fees to a company with a common director.

	c)	As at November 30, 2009, the Company owes $50,000 (2008 - $50,000) to a director for advances, which is unsecured, non-interest bearing and payable on demand.

	d)	As at November 30, 2009, the Company owes $15,000 (2008 - $15,000) to a company owned by a shareholder for advances, which is unsecured, non-interest bearing and payable on demand.

e)

As at November 30, 2009, the Company owes $nil (2008 - $25,000) to a company owned by the President of the Company for advances, which were unsecured, non-interest bearing and no fixed term of repayments. The advances were repaid in cash during the current fiscal year.

	f)	The Company incurred $nil (2008 - $nil; 2007 - $5,245) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2009, 2008 and 2007
(Expressed in Canadian dollars)

6.	CAPITAL STOCK

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

On May 12, 2009, the Company completed a private placement with a director of the Company for the purchase of 5,000,000 common shares for proceeds of $58,291 (US$50,000).

On November 19, 2009, the Company effected a 5:1 reverse stock split of the authorized, issued and outstanding common and preferred stock. The issued and outstanding common stock decreased from 31,058,255 shares to 6,211,660 shares. All share amounts have been retroactively adjusted for all periods presented.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at November 30, 2009, 2008 and 2007.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at November 30, 2009, 2008 and 2007.

Warrants

The following is a summary of the activity of the warrants issued for the fiscal years ended 2009, 2008, and 2007:

	November 30, 2009		November 30, 2008		November 30, 2007
	Exercise			Exercise		Exercise
	Number	Price	Number	Price	Number	Price

Balance, beginning of year	–	–	–	–	5,000,000	$0.10
Expired	–	–	–	–	(5,000,000)	$0.10

Balance, end of year	–	–	–	–	–	–

HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2009, 2008 and 2007
(Expressed in Canadian dollars)

7.	INCOME TAXES

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

	2009	2008	2007

Basic statutory and provincial income tax rate	30.04%	31.30%	34.12%

Net loss	$(66,143)	$(47,508)	$(61,980)

Expected income tax recovery on net loss, before income tax	$20,000	$15,000	$21,000
Differences due to recognition of items for tax purposes:
Effects of reduction in statutory rate	(21,000)	(2,000)	(118,000)
Permanent differences	(2,000)	(2,000)	-
Expiry of non-capital loss carry forward	(42,000)	(19,000)	-
Change in valuation allowance	45,000	8,000	97,000

Total income tax recovery	$-	$-	$-

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2009	2008

Future estimated income tax assets:
Non-capital losses carried forward	$93,000	$126,000
Exploration expenses	229,000	238,000
Capital loss carry-forwards	92,000	95,000
	414,000	459,000
Valuation allowance	(414,000)	(459,000)
Net future estimated income tax assets	$-	$-

As at November 30, 2009, the Company has accumulated Canadian and foreign exploration costs totaling $916,000 and non-capital losses totaling $373,000. The Company also has $734,000 of capital losses which may be applied to future capital gains, which may be carried forward to apply against future years’ income for Canadian income tax purposes. Potential benefits of these losses and exploration costs have not been recognized in these financial statements because the Company cannot be assured it is more likely than not they will be utilized in future years. The non-capital losses expire as follows:

2011	28,000
2014	50,000
2015	71,000
2026	58,000
2027	62,000
2028	43,000
2029	61,000
$373,000

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2009, 2008 and 2007
(Expressed in Canadian dollars)

8.	CONTRIBUTED SURPLUS

During the year ended November 30, 2009, a Company with a common director provides bookkeeping services and management services at no cost. The fair value of the bookkeeping services of $3,000 (2008: $3,000) and the fair value of the management services of $2,000 (2008: $2,000) have been recorded in the statement of operations and in contributed surplus.

9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and comprehensive loss, cash flows and stockholders’ equity (deficiency) for 2009, 2008 and 2007.

Recent Accounting Pronouncement

In June 2009, FASB issued “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”. The FASB Accounting Standards Codification (“Codification”) will become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission “SEC” under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non- grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 30, 2009. Effective December 1, 2008, references made to FASB guidance throughout this financial statements have been updated for the Codification.

Effective December 1, 2008, the Company adopted a new accounting standard included in ASC 805, Business Combinations. The new standard applies to all transactions or other events in which an entity obtains control of one or more businesses. Additionally, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement date for all assets acquired and liabilities assumed; and requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination. The Company’s adoption of the new accounting standard did not have a material effect on the Company’s financial statements.

In January 2010, FASB issued an Accounting Standard Update, ASU No. 2010-06, on codification, Fair value Measurements and Disclosures (Topic 820-10), improving disclosures about fair value measurements. This update provides amendments to Topic 820 that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The standard adds new disclosure and clarifies existing disclosure requirements. The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end. The provisions of the new standard are effective for the interim periods ending after June 15, 2009. The adoption of the new standard did not have a material on the Company’s financial statements.

In September 2009, FASB issued an Accounting Standards Update, ASU No. 2009-06, “Income Taxes (Topic 740) – Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities. This update is to address the need for additional implementation guidance on accounting for uncertainty in income taxes. The implementation guidance will apply to financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. The effective date is for entities that are currently applying the standards for accounting for uncertainty in income taxes, the guidance and disclosure amendments are effective for financial statements issued for interim and annual periods ending after September 15, 2009. For those entities that have deferred the application of accounting for uncertainty in income taxes in accordance with paragraph 740-10-65-1(e), the guidance and disclosure amendments are effective upon adoption of those standards. The adoption of the new standard did not have a material on the Company’s financial statements.

HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2009, 2008 and 2007
(Expressed in Canadian dollars)

9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Pronouncement (Continued)

In May 2009, FASB issued ASC 855, “Subsequent Events”, which establishes general standards of for the evaluation, recognition and disclosure of events and transactions that occur after the balance sheet date. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855 did not have a material effect on the Company’s financial statements.

In August 2009, FASB issued an Accounting Standards Update, ASU No. 2009-5 “Fair Value of Measurements and Disclosure (Topic 820) – Measuring Liabilities at Fair Value”. The new guidance, which is now part of ASC 820, provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a company is required to measure fair value using one or more of the following valuation techniques: the quoted price of the identical liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of fair value measurements. The new guidance clarifies that a company is not required to include an adjustment for restrictions that prevent the transfer of the liability and if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement. The new guidance is effective for interim and annual periods beginning after August 27, 2009. The adoption of this standard did not have a material effect on the Company’s financial statements.

Accounting Standards Not Yet Effective

FASB issued a new accounting standard included in ASC 820, The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end. The provisions of the new standard were effective for the interim periods ending after December 15, 2009. The adoption of this standard is not expected to have a material effect on the Company’s financial statements.

In September 2009, FASB issued an Accounting Standards Update, ASU No. 2009-12, “Fair Value Measurement and Disclosures, Topic (820)”. This amendments to Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The amendments in this Update also require disclosures by major category of investment about the attributes of investments within the scope of the amendments in this Update. The amendments in this Update are effective for interim and annual periods ending after December 15, 2009. Early application is permitted in financial statements for earlier interim and annual periods that have not been issued. If an entity elects to early adopt the measurement amendments in this Update, the entity is permitted to defer the adoption of the disclosure provisions of paragraph 820-10-50- 6A until periods ending after December 15, 2009. The Company is evaluating the impact it would have to the Company’s financial statements.

HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2009, 2008 and 2007
(Expressed in Canadian dollars)

10.	NON-CASH TRANSACTIONS

	Accumulated from
	June 22, 1983
	(Date of Inception)	Years ended November 30,
	to November 30,
	2009	2009	2008	2007
	$	$	$	$

Shares issued for settlement of debt	422,996	–	–	–
Shares issued for finder’s fee	179,932	–	–	–
Shares issued for acquisition of mineral property	409,866	–	–	–
Donated services (note 8)	10,000	5,000	5,000	–

11.	FINANCIAL INSTRUMENTS

Financial Instrument Risk Exposure and Risk Management

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments. This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks.

Financial instruments issued by the Company are treated as equity only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies as set out herein:

Credit Risk

The Company is primarily exposed to credit risk on its bank accounts. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash. The Company believes that these sources will be sufficient to cover the expected short and long term cash requirements.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is not exposed to significant interest rate risk on its cash.

Foreign Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As significant transactions of the Company are denominated in Canadian dollars, the Company is not significantly exposed to foreign currency exchange risk at this time.

HIP Energy Corporation
(Formerly Bradner Ventures Ltd.)
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2009, 2008 and 2007
(Expressed in Canadian dollars)

12.	SUBSEQUENT EVENTS

• In March 2010, the Company incorporated two subsidiaries, Hip Energy (Nevada) Corporation and HIP Energy (Texas), Inc., to facilitate the following Asset Purchase Agreement and License Agreement:

In March 2010, the Company entered into an agreement with HIP Energy Resource Limited, a British Virgin Island corporation and Equi Energy LLC, a Texas limited liability company, whereby the Company will acquire all right title and interest in and to various oil and gas assets in Texas and Louisiana (“Asset Agreement”). The purchase price for the properties shall consist of 20,000,000 shares of the Company’s Common Stock at a price of $0.001 per share. The closing date of the Asset Agreement was March 30, 2010.

Concurrent with the closing of the Asset Agreement noted above, the Company through its subsidiary will also acquire the worldwide exclusive right to the proprietary “HIP Down Hole Oil and Gas Enhancement Technology” under a separate licensing agreement (the “License Agreement”) with Hip Technology Limited. The purchase price for the license consists of the issuance of 30,000,000 common shares of the Company’s common stock at a price of $0.001 per share. In addition to the share consideration, the Company is to pay Hip Technology Limited royalties equal to 25% of the gross revenue from oil and gas wells where cumulative gross production per well exceeds more than twenty barrels of oil equivalences per day for each monthly period. In the event that the cumulative production per well is equal to or less than twenty barrels of oil equivalences per day, then the royalty payment will be reduced to 20% of gross revenue received. Immediately after the Company completes an equity or debt financing of US$1,000,000 or more, the gross royalty will be reduced to a flat 25% of all net revenue derived by the Company from projects that the licensed technology is being applied.

•

Subsequent to November 30, 2009, the Company entered into a joint operating agreement with TexLa Operating Company (“TexLa”). TexLa agrees to develop well bores using “HIP Down Hole Oil and Gas Enhancement Technology”. In consideration for their services, TexLa will be granted a 10% working interest in any of the well bores that the “HIP Down Hole Oil and Gas Enhancement Technology” is applied to.

• Subsequent to November 30, 2009, the Company received $235,000 to be applied to the two private placements, each private placement for $500,000 at $0.25 per share.

•

Subsequent to November 30, 2009, the Company received a $25,000 from a company owned by the President of the Company for advances, which are unsecured, non-interest bearing and no fixed term of repayments.

13.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

ITEM 18           Financial Statements

Refer to Item 17 Financial Statements.

ITEM 19           Exhibits

The following exhibits are being filed as part of this shell company report, or are incorporated by reference where indicated:

1.	Articles of Incorporation and By-laws:

1.1	Articles of Incorporation, effective June 22, 1983 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001).

1.2	Altered Memorandum, dated December 13, 1999 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001).

1.3	Certificate of Change of Name, dated December 13, 1999 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001).

1.4	Notice of Alteration of Articles, effective March 31, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).

1.5	Notice of Alteration of Articles, effective March 31, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).

1.6	Notice of Articles, effective October 20, 2009.

4.	Material Agreements

4.1	Asset Purchase Agreement dated March 14, 2010 among HIP Energy Corporation, HIP Energy (Texas), Inc., HIP Energy Resource Limited, and Equi Energy LLC.

4.2	License Agreement dated March 14, 2010 among HIP Energy Corporation, HIP Energy (Nevada) Corporation, HIP Technology Limited, and Group Rich Development Limited.

4.3.	Joint operating agreement dated January 12, 2010 among TexLa Operating Company, HIP Energy Corporation, HIP Energy (Texas), Inc., and HIP Energy (Nevada) Corporation.

4.4	Non-Competition Agreement dated March 14, 2010 among HIP Energy Corporation, HIP Energy (Texas), Inc., HIP Energy Resource Limited and Equi Energy LLC.

11.	Code of Ethics

11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this shell company report on its behalf.

HIP ENERGY CORPORATION

/s/ Richard L. Coglon
______________________________________________
Richard L. Coglon
Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer
and Principal Financial Officer)

Date: April 1, 2010