Form 20-F
period 2009-11-30
HIP ENERGY Corp
filed 2010-04-23
CIK 1123839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2009.

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________

For the transition period from ____________________ to ____________________

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

There were 6,211,660, common shares, without par value, issued and outstanding as of November 30, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] YES    [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] YES    [X] NO

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
[X] YES    [   ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)
[   ] YES    [   ] NO

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
[X] Item 17   [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
[   ] YES    [X] NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[   ] YES    [   ] NO

PART I

GENERAL

In this Annual Report on Form 20-F, references to:

“Asset Purchase Agreement” means the asset purchase agreement among HIP, HIP Texas, EEL, and HIP Resources dated March 14, 2010;

“EEL” means Equi Energy LLC, a Texas corporation;

“HIP Resources” means HIP Energy Resource Limited, a British Virgin Islands corporation;

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

Certain statements in this annual report are not historical and are forward-looking statements. These statements relate to expectations, beliefs, intentions, plans, objectives, assumptions or future events or performance of HIP. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “potential”, or “continue” or the negative of these terms or other comparable terminology. In particular, this annual report contains forward-looking statements pertaining to the following:

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

  risks and uncertainties associated with our ability to raise additional capital; and

  the risks described under the heading “Risk Factors”.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1              Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2              Offer Statistics and Expected Timetable

Not applicable.

ITEM 3              Key Information

A.              Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended November 30, 2009. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. The information presented below for the five year period ended November 30, 2009 is derived from our audited financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading “Item 5 Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars –Calculated in accordance with Canadian GAAP)

Fiscal Year Ended November 30 (Audited)

CANADIAN GAAP	2009	2008	2007	2006	2005

Net Sales or Operating Revenue	$-	$-	$-	$-	$-
Total Expenses	$66,143	$47,508	$61,980	$58,145	$71,186
Other Income	$-	$-	$-	$-	$-
Loss from Continuing Operations	$(66,143)	$(47,508)	$(61,980)	$(58,145)	$(71,186)
Net Loss and Comprehensive Loss for the Year	$(66,143)	$(47,508)	$(61,980)	$(58,145)	$(71,186)
Net Loss and comprehensive loss per Common Share	$(0.02)	$(0.04)	$(0.05)	$(0.05)	$(0.05)
Total Assets	$13,588	$4,733	$6,236	$18,020	$80,120
Total Stockholders’ Equity (Deficiency)	$(98,119)	$(95,267)	$(52,759)	$9,221	$67,366
Capital Stock	$4,337,789	$4,279,498	$4,279,498	$4,279,498	$4,279,498
Weighted Average Number of Common Shares (adjusted to reflect changes in capital)	3,978,774	1,211,651	1,211,651	1,211,651	1,211,651
Basic and Diluted Net Loss per Common Share	$(0.02)	$(0.04)	$(0.05)	$(0.05)	$(0.05)
Long-Term Debt	$-	$-	$-	$-	$-
Cash Dividends per Common Share	$-	$-	$-	$-	$-

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended November 30 (Audited)

UNITED STATES GAAP	2009	2008	2007	2006	2005

Net Sales or Operating Revenue	$-	$-	$-	$-	$-
Total Expenses	$66,143	$47,508	$61,980	$58,145	$71,186
Income (Loss) From Operations	$66,143	$47,508	$61,980	$58,145	$71,186
Other Income	$-	$-	$-	$-	$-
Loss from Continuing Operations	$(66,143)	$(47,508)	$(61,980)	$(58,145)	$(71,186)
Net loss and comprehensive loss for the year	$(66,143)	$(47,508)	$(61,980)	$(58,145)	$(71,186)
Basic and Diluted Loss per Common Share	$(0.02)	$(0.05)	$(0.05)	$(0.05)	$(0.05)
Total Assets	$13,588	$4,733	$6,236	$18,020	$80,120
Total Stockholders’ Equity (Deficiency)	$(98,119)	$(95,267)	$(52,759)	$9,221	$67,366
Capital Stock	$4,337,789	$4,279,498	$4,279,498	$4,279,498	$4,279,498
Weighted Average Number of Common Shares (adjusted to reflect changes in capital)	3,978,774	1,211,651	1,211,651	1,211,651	1,211,651
Diluted Net Income per Common Share	$(0.02)	$(0.04)	$(0.05)	$(0.05)	$(0.05)
Long-term Debt	$-	$-	$-	$-	$-
Cash Dividends per Common Share	$-	$-	$-	$-	$-

Reconciliation to United States Generally Accepted Accounting Principles

There are no material differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles on the balance sheets and statements of operations and comprehensive loss and cash flows of our company.

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On March 31, 2010, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates listed with the Bank of Canada) was $1.0156. For the past five fiscal years ended November 30, 2009 and for the six monthly periods between October 2009 and March 2010, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York). As the Federal Reserve Bank has discontinued the publication of foreign exchange rates on December 31, 2008 the rates listed after December 31, 2008 are based on the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the intra-day high/low rates between 08:00 (ET) and 16:00 (ET) listed with the Bank of Canada):

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

B.              Capitalization and Indebtedness

Not applicable

C.              Reasons for the Offer and Use of Proceeds

Not applicable

D.              Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements.

The common shares of our company are considered speculative. You should carefully consider the following risks and uncertainties in addition to other information in this annul report in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks.

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

We have incurred a net loss of $4,445,908 for the cumulative period from June 22, 1983 (inception) to November 30, 2009. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described by our auditors with respect to the financial statements for the year ended November 30, 2009. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

The economic viability of the HIP Downhole Process Technology is unproven and may not achieve commercialization, widespread market acceptance or economic viability. If the HIP Downhole Process Technology does not prove to be economically viable, our business will suffer and may fail in its entirety.

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

  direct affect of any long term application of the HIP Downhole Process Technology on a well or series of well bores;

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

We rely on a combination of trade secrets, confidentiality agreements and procedures and patents to protect our proprietary technologies. We have been granted a patent in the U.S. covering the HIP Downhole Process Technology. Additional patent applications will need to be made in the U.S. from time to time. The claims contained in any patent application may not be allowed, or any patent or our patents collectively may not provide adequate protection for our products and technology. In the absence of patent protection, we may be vulnerable to competitors who attempt to copy our products or gain access to our trade secrets and know-how. In addition, the laws of foreign countries may not protect our proprietary rights to this technology to the same extent as the laws of the U.S.

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

The potential profitability of oil and gas projects on which the HIP Downhole Process Technology is applied and the oil and gas industry generally is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to world-wide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance and the continued economic viability of our company.

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

A majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our company, officers, and directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or share pricing.

Our company’s financial condition and the success of the HIP Downhole Process Technology on our oil and gas enhanced recovery operations is dependent on our ability to hire and retain highly skilled and qualified personnel. We face competition for qualified personnel from numerous industry sources, and there can be no assurance that we will be able to attract and retain qualified personnel on acceptable terms. The loss of service of any of our key personnel could have a material adverse effect on our operations or financial condition. We do not have key-man insurance on any of our employees.

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

On March 31, 2004, our authorized and issued shares of common stock and preferred stock were consolidated on the basis of one (1) post-consolidated common share for each five (5) pre-consolidated common shares so that our authorized capital consisted of 15,000,000 common shares and 5,000,000 preferred shares with 1,058,256 common shares issued and no preferred shares issued. Our authorized capital was then increased to 75,000,000 common shares and 25,000,000 preferred shares with 1,058,256 common shares issued and no preferred shares issued. The share consolidation was effective with the OTC Bulletin Board on April 21, 2004 and our trading symbol was changed to “BNVLF”.

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

On March 30, 2010, pursuant to the Asset Purchase Agreement, HIP Texas, a wholly-owned subsidiary of HIP, acquired from HIP Resources ownership of the Well Bores. The Well Bores are described in detail under the heading “Business Overview - The Well Bores”. The consideration for the sale and transfer of the Well Bores was the issuance of 20 million common shares of HIP to EEL.

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

Capital Expenditures

During the period from the last three fiscal years ended November 30, 2009, we did not undertake any capital expenditures.

Our planned capital expenditures for the next twelve months are summarized below under the heading “Buiness Overview - Plan of Operation – Use of Funding”. These anticipated expenditures relate to the development of the Well Bores and the implementation of the HIP Downhole Process Technology. Our planned capital expenditures are primarily located in Texas and Lousiana, the location of the Well Bores.

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

Traditional oil exploration involves acquiring exploration or drilling rights, conducting seismic and other subsurface studies to estimate if oil and gas is present, and then drilling of the properties in order to attempt to discover and extract the oil and gas. The process can be extremely expensive and time consuming. Costs for drilling a single well have escalated dramatically and can run into the hundreds of thousands of dollars. Further, a significant percentage of all traditional exploration wells drilled each year end-up being dry holes. Our business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology.

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

HIP Downhole Process Technology

The HIP Downhole Process Technology was developed over a period of 28 years by Mr. Peter Noonan, who worked extensively with chemical engineers, scientists and oil and gas reservoirs and its associated field applications in the development of the areas in enhanced oil recovery systems. Over time, certain oil and gas wells will experience significant production decreases, as the remaining hydrocarbon molecules become heavier and attract unwanted elements. The HIP Downhole Process stops and reverses the formation of these heavier molecules and prevents the production decrease.

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

The HIP Downhole Process utilizes a constant injection of formulized heated gaseous fluids through a proprietary method of deliver. This process causes a physical reaction of molecular exchange in such a way that promotes formation of simple hydrogen molecular relationships and eliminates large electrochemical potential differences. This inhibits formation of heavier hydrocarbon molecules. The process works best when the pressure, volume, and temperature of the well are maintained as constant as possible. Elemental and salt residues of the process remain in place in a reservoir since the technology is instrumental in producing molecular exchange to form lighter hydrocarbon molecules similar to those that have been removed from the reservoir formation by production.

The HIP Downhole Process is intended to increase both oil and gas production and decrease the lifting costs of the well. The decrease in lifting costs is intended to result in an increased revenue stream.

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

The following is a list of the Texas Well Bores including Oil Lease numbers, number of wells and total depth:

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
West Texas
Cluster 1
Texaco 9-1 (Texaco “9”)	33329	Section 9 Block 56 Range 3	1	3,700
Texaco 9-2	33329	Section 9 Block 56 Range 3	1	3,700
Texaco 9-3	33329	Section 9 Block 56 Range 3	1	3,700
Texaco 9-4	33329	Section 9 Block 56 Range 3	1	3,700
Texaco 9-5	33329	Section 9 Block 56 Range 3	1	3,700
Phillips 66 #2 (Phillips 66)	32571	Section 18 Block 56 Range 3	1	3,700
Phillips 66 #3 (Phillips 66 3A)	33149	Section 18 Block 56 Range 3	1	3,700
Cluster 2
Arco State 14-1	33585	Section 14 Block 56 Range 3	1	3,700
Arco State 14 #5	33585	Section 14 Block 56 Range 3	1	3,700
Arco State 14 #2 (Arco State 14)	33585	Section 14 Block 56 Range 3	1	3,700
Arco State 14 #4	33585	Section 14 Block 56 Range 3	1	3,700
Arco State 14 - A #1 (Arco State 14A)	34155	Section 14 Block 56 Range 3	1	3,700
Arco State 14 - A #2 (Arco State 14A)	34155	Section 14 Block 56 Range 3	1	3,700
Arco State 14 - A #3 (Arco State 14A)	34155	Section 14 Block 56 Range 3	1	3,700
Arco State 14 - A #4 (Arco State 14A)	34155	Section 14 Block 56 Range 3	1	3,700
Arco State #2 Injection (dual Well)	25126	Section 14 Block 56 Range 3	1	3,700
Arco State #3	25126	Section 14 Block 56 Range 3	1	3,700
Arco State #4	25126	Section 14 Block 56 Range 3	1	3,700
Arco State #5	25126	Section 14 Block 56 Range 3	1	3,700
Arco State 24 #2 (Arco State 24)	069586	Section 24 Block 57 Range 3	1	3,400
Arco State 24 #3 (Arco State 24)	069779	Section 24 Block 57 Range 3	1	3,400
Arco State 24 #4 (Arco State 24)	069912	Section 24 Block 57 Range 3	1	3,400
Cluster 3
Reeves BK HD - 1 (Horizontal)	36100	Section 15 Block 56 Range 3	1	4,900
Reeves BK FEE # 1	32288	Section 15 Block 56 Range 3	1	3,700
Reeves BK # 2 (Reeves-BK-FEE)	32288	Section 15 Block 56 Range 3	1	3,700
Reeves BK # 3	32288	Section 15 Block 56 Range 3	1	3,700
Reeves BK FEE # 5	32288	Section 15 Block 56 Range 3	1	3,700
BK # 4 (Texaco Reeves BK)	33947	Section 15 Block 56 Range 3	1	3,700
Texaco 23 #1 (Texaco “23”)	33670	Section 23 Block 56 Range 3	1	3,700
Texaco 23 #2	33670	Section 23 Block 56 Range 3	1	3,700
Texaco 23 #3	33670	Section 23 Block 56 Range 3	1	3,700
Texaco 13-1 HD Horizontal (Penwell)	12345	Section 13 Block 56 Range 3	1	4,987

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
Cluster 4 - Regular 57
Anadarko State 14 #5 (Anadarko State A)	34376	Section 14 Block 57 Range 3	1	3,200
Anadarko State 14 #6 (Anadarko State R)	34463	Section 14 Block 57 Range 3	1	3,200
Anadarko State 14 #1 (Anadarko State 14)	072948	Section 14 Block 57 Range 3	1	3,200
Anadarko State 14 #2 (Anadarko State 14)	074167	Section 14 Block 57 Range 3	1	3,200
Anadarko State 14 #3 (Anadarko State 14)	075491	Section 14 Block 57 Range 3	1	3,200
Anadarko State 14 #4 (Anadarko State 14)	075724	Section 14 Block 57 Range 3	1	3,200
Anadarko State 23 #4 (Anadarko State)	34313	Section 14 Block 57 Range 3	1	3,200
Stack State 1	34366	Section 14 Block 57 Range 3	1	3,200
Stack State 2	34366	Section 14 Block 57 Range 3	1	3,200
Cluster 5
Reeves AM 25 #1 (AM Reeves)	34146	Section 25 Block 57 Range 3	1	6,200
Reeves AM 25 #1 (Reeves -AM- Fee)	036114	Section 25 Block 57 Range 3	1	3,200
Reeves AM 25 #2 (Reeves -AM- Fee)	036115	Section 25 Block 57 Range 3	1	3,200
State of Texas 23 # 5 (State 26)	34312	Section 23 Block 56 Range 3	1	3,100
State of Texas 26 # 5 (State 23)	34464	Section 26 Block 57 Range 3	1	3,100
State of Texas 26 # 1 (State of Texas 26)	066070	Section 26 Block 57 Range 3	1	3,100
State of Texas 26 # 3 (State of Texas 26)	069567	Section 26 Block 57 Range 3	1	3,100
State of Texas 26 # 4 (State of Texas 26)	069568	Section 26 Block 57 Range 3	1	3,100
State of Texas 26 # 7 (Robinson)	36098	Section 26 Block 57 Range 3	1	3,100
Cluster 6
Meeker 15 -1	30942	Section 15 Block 21 Range 3	1	3,700
Opal Ward # 1	1 Leon		1	9,475
Total			52

The following is a list of the Louisiana Well Bores including Oil Lease numbers, number of wells and total depth:

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
East Texas
Cluster 1
Cowherd # 1	129107		2	6,180
Cowherd # 2	12629		2	6,622
Cowherd # 3			1	2,500
Peggy Ashley 1	129114		1	6,174
Chevron # 1			1	6,088
Chevron # 3			1	6,150
Panola # 1			1	2,500
Panola # 2			1	2,500
Panola # 3			1	2,500

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
Panola # 4			1	2,500
Panola # 5			1	2,500
Panola # 6			1	2,500
Elysian # 1			1	2,700
Elysian # 2			1	2,700
Elysian # 3			1	2,700
Elysian # 4			1	2,700
Elysian # 5			1	2,700
Elysian # 6			1	2,700
Elysian # 7			1	2,700
Elysian # 8			1	2,700
Elysian # 9			1	2,700
Elysian # 10			1	2,700
Elysian # 11			1	2,700
Elysian # 12			1	2,700
Elysian # 13			1	2,700
Elysian # 14			1	2,700
Elysian # 15			1	2,700
Elysian # 16			1	2,700
Elysian # 17			1	2,700
Elysian # 18			1	2,700
Elysian # 19			1	2,700
Elysian # 20			1	2,700
Elysian # 21			1	2,700
Elysian # 22			1	2,700
Laeke A-1			1	2,700
Laeke A-2			1	2,700
Laeke B-1			1	2,700
Laeke B-2			1	2,700
Laeke B-3			1	2,700
		East Texas Total	41
Louisiana
Abney J. D. Lease	1 Harrison		1	2,475
Abney J. D. Lease	2 Harrison		1	2,475
Abney J. D. Lease	3 Harrison		1	2,475
Abney J. D. Lease	4 Harrison		1	2,475
Abney J. D. Lease	5 Harrison		1	2,475
Abney J. D. Lease	6 Harrison		1	2,475
Abney J. D. Lease	7 Harrison		1	2,475

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
Abney J. D. Lease	8 Harrison		1	2,475
Abney J. D. Lease	9 Harrison		1	2,475
Abney J. D. Lease	10 Harrison		1	2,475
Abney J. D. Lease	11 Harrison		1	2,475
Abney J. D. Lease	12 Harrison		1	2,475
Abney #1 (460)	103405		1	2,500
Abney #3	105607		1	2,500
Abney #4	105839		1	2,500
Abney #5	106853		1	2,500
Abney #6	107873		1	2,500
Abney #7	109040		1	2,500
Abney #8	110360		1	2,500
Abney #9	110361		1	2,500
Abney #10	113026		1	2,500
Abney #11	131636		1	2,500
Abney #12	129650		1	2,500
Abney #13	130786		1	2,500
Abney #14	133367		1	2,500
Abney #15	133412		1	2,500
Abney #16	131635		1	2,500
Abney #17	130887		1	2,500
Abney #18	127779		1	2,500
Abney #19	131605		1	2,500
Abney #20	128716		1	2,500
Abney #21	127217		1	2,500
Abney #22	127385		1	2,500
Abney D #2 (150)	130119		1	2,500
Abney D #3	130138		1	2,500
Abney D #4	130640		1	2,500
Abney D #5	130752		1	2,500
Abney D #6	130923		1	2,500
Abney D #7	131025		1	2,500
Abney D #8	131104		1	2,500
Abney D #9	133427		1	2,500
Abney D #10	136179		1	2,500
Abney D #11	133466		1	2,500
Abney D #12	136343		1	2,500
Abney D #14	136702		1	2,500

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
Atkinson A #001			1	2,500
Atkinson A #002			1	2,500
Atkinson A #003			1	2,500
Atkinson B #001			1	2,500
Atkinson B #002			1	2,500
Atkinson B #003			1	2,500
Abney Kirk #001			1	2,500
Abney Kirk #002			1	2,500
Abney Kirk #003			1	2,500
Abney Kirk #004			1	2,500
Abney Kirk #005			1	2,500
Abney Kirk #006			1	2,500
Abney Kirk #007			1	2,500
Abney Kirk #008			1	2,500
Abney Kirk #009			1	2,500
Total			101

In consideration for the Well Bores, HIP issued 20,000,000 of its common shares to EEL at a deemed price of $0.001 per share. As a condition of the Asset Purchase Agreement, on January 12, 2010, HIP, HIP Texas, and HIP Nevada entered into a joint operating agreement with TexLa Operating Company ("TexLa"), whereby TexLa agreed to develop the Well Bores using the HIP Downhole Process Technology. In consideration for their services, TexLa was granted a 10% working interest in any of the Well Bores that the HIP Downhole Process Technology is applied to. This structure is intended to ensure that TexLa’s interest is aligned with HIP, as TexLa will have an operating interest in the Well Bores. Also as a condition of the Asset Purchase Agreement, the parties agreed to enter into a Non-Competition Agreement dated March 14, 2010 pursuant to which EEL and HIP Resources agreed, among other things, not to compete against the business of HIP for a period of four years from the date of the agreement. In addition, as the License Agreement grants HIP a worldwide exclusive license to the HIP Downhole Process Technology, EEL and HIP Resources will not be able to use the HIP Downhole Process Technology on any well or well bores, except as provided under the License Agreement.

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

Use of Funding

Any funds received will, at the discretion of management, be allocated in part to establishing 5 to 8 test wells, which may include the expansion from the central unit at the Opal Well into 5 additional offset well locations within the same reservoir or development of any of the Well Bores. If oil and gas production is attained from these low production or problematic wells using the HIP Downhole Process, we will then continue to expand our commercialization of the HIP Downhole Process Technology.

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

Based on our initial project plan and budget, we anticipate that we will require an investment of approximately $1.45 million to fund a capital project and operating costs and are expected to be deployed as set out in the following table:

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

Our sole tangible assets consist of the Well Bores and the exclusive worldwide license to the HIP Downhole Process Technology. It is however a requirement of the application of the HIP Downhole Process Technology that certain equipment and other fixed or other tangible assets be acquired or leased in order that any potential commercialization of the HIP Tech on any of the well bores can be realized. The equipment required as part of the HIP Downhole Process in part forms the basis of the application patent relating to the HIP Downhole Process Technology and in other cases is readily available oilfield equipment. The availability of any specific equipment may affect our ability to carry out its operations in a timely and cost effective manner. As stated earlier, our short-term plan is to apply and test the HIP Downhole Process Technology on a number of wells and wellbores acquired from HIP Resources. The results of these tests and the ongoing development and application of the HIP Downhole Process Technology will directly affect the company’s ability to generate revenue and raise additional capital to further expand its programs and acquire any ongoing plant and equipment. As with any new technology applications there is inherent risk that the technology itself may not prove commercially viable or result in any economic production.

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

(ii)    Immediately upon HIP completing an equity or debt financing of US$1,000,000 or more, the gross royalty set out in (i) will be reduced to a flat 25% of all net revenue derived by HIP from projects on which the HIP Downhole Process Technology is being applied.

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

Quarterly Financial Information

The following table provides selected quarterly financial information for 2009 for our company:

				2009

		November 30		August 31		May 31		February 29
				(Unaudited)

Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(33,861)		(10,174)		(13,280)		(8,828)

Basic and Diluted loss per share		(0.01)		(0.00)		(0.00)		(0.01)

The following table provides selected quarterly financial information for 2008 for our company:

				2008

		November 30		August 31		May 31		February 29
				(Unaudited)

Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(17,315)		(10,356)		(12,135)		(7,702)

Basic and Diluted loss per share		(0.01)		(0.01)		(0.01)		(0.01)

Yearly Financial Information

The following table provides selected yearly financial information for the last three years of our company:

		2009		2008		2007

Revenues	$	Nil	$	Nil	$	Nil

Net loss		(66,143)		(47,508)		(61,980)

Basic and Diluted loss per share		(0.02)		(0.04)		(0.05)

Expenses		(66,143)		(47,508)		(61,980)

Net Cash Inflow (Outflow) for the year		7,606		3,721		(15,993)

The increase in the net loss of fiscal 2009 as compared to fiscal 2008 was due to an increase in professional fees and office and miscellaneous due to increased expenses associated with our public reporting obligations in Canada and the U.S.

Expenses incurred in the fiscal year ended November 30, 2009 and in the fiscal year ended November 30, 2008 were primarily those required to maintain our continuous disclosure requirements as a public company while we sought to identify a suitable business opportunity or business combination during the year.

The increase in cash inflow of our 2009 fiscal year end as compared to our 2008 fiscal year end was due primarily to $58,291 of private placement proceeds we received from a director during 2009.

B.           Liquidity and Capital Resources

We had cash of $12,229 as at November 30, 2009, compared to $4,623 as at November 30, 2008. During the year ended November 30, 2009, we spent $25,685 on operating activities, repaid $25,000 of advance payable, and received $58,291 from a private placement with the President of the Company, thereby increasing our cash position from $4,623 at November 30, 2008 to $12,229 at November 30, 2009. Our company’s operating expenses of $66,143 for the fiscal year ended November 30, 2009 included professional fees (accounting, administration and legal) of $50,575, transfer agent and regulatory fees of $5,191, office and miscellaneous fees of $7,172 and other expenses of $3,205.

We had cash of $4,623 as at November 30, 2008, compared to $902 as at November 30, 2007. During the year ended November 30, 2008, we spent $47,508 on operating activities, received $25,000 from a director and $15,000 from a shareholder as advances and received a refund of $5,000 that was used as a deposit in connection with the general acquisition of an exploration permit, thereby increasing our cash position from $902 at November 30, 2007 to $4,623 at November 30, 2008. Our company’s operating expenses of $47,508 for the fiscal year ended November 30, 2008 included professional fees (accounting, administration and legal) of $34,665, transfer agent and regulatory fees of $6,576, office and miscellaneous fees of $5,015 and other expenses of $1,252.

We presently believe that subject to obtaining additional financing of $1.45 million, we will have sufficient capital resources to fund our initial plan of operations for the next twelve months, as described in detail under the heading "Business Overview - Plan of Operation". However, if we are not successful in generating revenues from any associated or increased oil and gas production on the tested well bores during the initial period or we do not receive all the funds from equity financings we complete, then we will require additional funds to continue advanced development of the Well Bores and to undertake any additional operations.

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

In September 2009, FASB issued an Accounting Standards Update, ASU No. 2009-12, “Fair Value Measurement and Disclosures, Topic (820)”. This amendment to Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The amendments in this Update also require disclosures by major category of investment about the attributes of investments within the scope of the amendments in this Update. The amendments in this Update are effective for interim and annual periods ending after December 15, 2009. Early application is permitted in financial statements for earlier interim and annual periods that have not been issued. If an entity elects to early adopt the measurement amendments in this Update, the entity is permitted to defer the adoption of the disclosure provisions of paragraph 820-10-50-6A until periods ending after December 15, 2009. The Company is evaluating the impact it would have to the Company’s financial statements.

C.           Research and Development, Patents and Licenses etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, no funds were expended by our company on research and development activities.

D.           Trend Information

As we have just implemented a new business plan, we do not currently know of any trends that would be material to our operations other than the risks and uncertainties set out above under the heading “Risk Factors”.

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

Peter Noonan

Mr. Noonan went through private schools and graduated from one of the finest college preparatory schools in the United States. He continued his education in pre-mechanical engineering by attending South Texas College. He attended the US Naval Academy and presently holds a position of inactive service as an Officer in the US Navy due to an injury that was suffered in the line of duty. He is a life-time alumnus with USNAA and the Disable American Veterans. He continued his education at the University of Houston, University of Texas of Austin and Nichols State University. Mr. Noonan has achieve numerous certificates from University of South Carolina in Management Seminars and Executive Management Seminars Mr. Noonan has been working in the oil and gas sector for over 40 years on the ongoing development of various industry inventions with particular focus on the Hydrogen Inducement (HIP™) Process, which was originally referred to as the NooPar™ Process.

Mr. Noonan has been successful in developing technologies, such as a “system’s controller program” for the merchandising inventory purchase control system for light manufacturing; the development and completion of an offshore logistics supply system for world-wide operation on 26 rigs; a vapor recovery system for oil and gas recovery; a high intensity heating and control unit for wells, a innovated new gas lift injection system and/or pipelines operations; a desalinization unit, waste treatment units, and surface process in the primary cleanse of crude oil to very extreme high quality value, and a technical application program for spill prevention used by the EPA for oil field use. Mr. Noonan has acted as a director and officer of various private companies in the oil and gas sector and has been a consultant in this sector for some 35 years in the areas of building and construction of roads, bridges, well site locations, workover, coil tubing units, land and off- shore drilling units which includes the drilling of numerous wells and there operations thereof.

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

Mr. Chui currently serves as the co-founder and chief executive officer of HIP Energy Resource Limited and HIP Technology Limited. He is also currently the president and chief executive officer of HRJC Enterprises Inc. Mr Chui also served as the president and chief executive officer of various successful internationally based companies in the high-tech manufacturing and software design and application sectors. From 1988 to 1996, Mr. Chui was the president and chief executive officer of “James-Contact Limited” with offices in Hong Kong, Germany and Japan. From 1996 to 2006, he served as president of “World Trade Development Limited (HK)” and “World Trade Electronics Limited” with offices in Hong Kong and Japan. From 2006 to 2008, Mr. Chui served as the chief financial officer of “Global Microgene Holdings Group Limited (HK)” and as vice president of “Digital Video Systems Inc. (USA)”.

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

Mr. Contreras has been in the oil and gas industry for over 35 years. Since June 2009, Mr. Contreras has been our chief operating officer. Mr. Contreras has acted as the director and chief operating officer of World GTL Trinidad Limited from February 2007 to August 2008 and he served as a Minister of Energy and Hydrocarbons in La Paz (Bolivia) from 1999-2001. During the mid 1970’s until 1999, Mr. Contreras was employed with Occidental Petroleum in which he served in many executive roles such as president, vice-president and general manager at Occidental’s companies in various locations such as the Philippines, Columbia and California.

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

E.           Share Ownership

As of March 31, 2010, and after giving effect to the issuance of the 50,000,000 common shares under each of the Asset Purchase Agreement and the License Agreement there are 56,211,660 common shares of our company issued and outstanding. Upon the closing of the HIP Asset Agreement and the HIP License Agreement, and the resulting issuance of the shares required thereunder, as the case may be, our directors and officers owned, directly or indirectly, the following common shares:

Name and Office Held	Number of Common Shares	Percentage(1)
	Beneficially Owned

Richard Coglon President, Chief Executive Officer	5,484,511	9.8%

Peter Noonan Director (Chairman)	50,000,000(2)	88.9%(2)

James Chui Executive Vice-President Business Development and Director	50,000,000(2)	88.9%(2)

Carlos Contreras Executive Vice-President and Director	40,000	*

Notes

*	Less than 1%.
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

(2)

In connection with the Asset Purchase Agreement, EEL received 20,000,000 shares of HIP and under the License Agreement Group Rich received 30,000,000 shares of HIP. EEL is owned 100% by HIP Energy Resources Limited (HIP Resources) and Group Rich is owned 100% by HIP Technology Limited (HIP Tech). Peter Noonan beneficially owns 40% of the voting securities of each of HIP Tech and HIP Resources. Speedy Growth Holding Limited owns 40% of the voting securities of each HIP Tech and HIP Resources. Mr. Chui has sole investment and voting power of with respect to the securities of Speedy Growth Holding Limited. Mr. Chui has 35% voting and investment power over the shares of HIP owned by EEL and Group Rich and Mr. Noonan has 45% voting and investment power over the shares of HIP owned by EEL and Group Rich.

ITEM 7             Major Shareholders and Related Party Transactions

As of March 31, 2010, there were 56,211,660 common shares of our company issued and outstanding, after giving effect to the Asset Purchase Agreement and the License Agreement. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of March 31, 2010:

	Number of Common Shares
Name	Beneficially Owned	Percentage(1)
Richard Coglon	5,484,511	9.8%
Equi Energy LLC	20,000,000(2)	35.6%(2)

Number of Common Shares
Name	Beneficially Owned	Percentage(1)
Group Rich Development Limited	30,000,000(2)	53.4%(2)

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

(2)

In connection with the Asset Purchase Agreement, EEL received 20,000,000 shares of HIP and under the License Agreement Group Rich received 30,000,000 shares of HIP. EEL is owned 100% by HIP Energy Resources Limited (HIP Resources) and Group Rich is owned 100% by HIP Technology Limited (HIP Tech). Peter Noonan beneficially owns 40% of the voting securities of each of HIP Tech and HIP Resources. Speedy Growth Holding Limited owns 40% of the voting securities of each HIP Tech and HIP Resources. Mr. Chui has sole investment and voting power of with respect to the securities of Speedy Growth Holding Limited. Mr. Chui has 35% voting and investment power over the shares of HIP owned by EEL and Group Rich and Mr. Noonan has 45% voting and investment power over the shares of HIP owned by EEL and Group Rich.

The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of March 31, 2010, Computershare Trust Company, our registrar and transfer agent, reported that our company’s 56,211,660 common shares are held as follows:

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

B.           Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from November 30, 2007 up to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1.	During the year ended November 30, 2009, we incurred $2,000 (2008 - $2,000; 2007 - $nil) for management fees to a company with a common director.

2.	During the year ended November 30, 2009, we incurred $3,000 (2008 - $3,000; 2007 - $nil) for bookkeeping fees to a company with a common director.

3.	As at November 30, 2009, we owe $50,000 (2008 - $50,000) to a director for advances, which is unsecured, non-interest bearing and payable on demand.

4.	As at November 30, 2009, we owe $15,000 (2008 - $15,000) to a company owned by a shareholder for advances, which is unsecured, non-interest bearing and payable on demand.

5.	As at November 30, 2009, we owe $nil (2008 - $25,000) to a company owned by our President for advances, which are unsecured, non-interest bearing and no fixed term of repayments.

6.	We incurred $nil (2008 - $nil; 2007 - $5,245) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

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

2.	Balance Sheets at November 30, 2009 and 2008;

3.	Statements of Operations and Comprehensive Loss for the years ended November 30, 2009, 2008 and 2007 and for the period June 22, 1983 (Date of Inception) to November 30, 2009;

4.	Statements of Cash Flows for the years ended November 30, 2009, 2008 and 2007 and for the period June 22, 1983 (Date of Inception) to November 30, 2009;

5.	Statement of Shareholder’s Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2009; and

6.	Notes to the Financial Statements.

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

B.           Significant Changes

Since the date of the financial statements included with this Form 20-F, we acquired the Well Bores and the exclusive worldwide license for use of the HIP Downhole Process Technology, which is discussed in detail under the heading “Item 4. Information on HIP Energy Corporation”.

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

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

OTC Bulletin Board

Year Ended	High	Low
November 30, 2005	US $5.00	US $1.25
November 30, 2006	US $0.75	US $0.25
November 30, 2007	US $2.50	US $0.15
November 30, 2008	US $0.075	US $0.005
November 30, 2009*	US $0.05	US $0.0005

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

The high and low market prices of our common shares for each of the most recent six months, from October, 2009 through March, 2010, on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board

Month	High	Low
October, 2009	US $0.01	US $0.01
November, 2009	US $0.0102	US $0.0102
December, 2009	No trades
January, 2010	US $0.02	US $0.05
February, 2010	No trades
March, 2010	No trades

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

C.           Material Contracts

The material contracts to which we are a party which were entered into during the last two years are as follows:

1.

The Asset Purchase Agreement dated March 14, 2010 among HIP, HIP Texas, HIP Resources, and EEL, whereby HIP Texas, a wholly-owned subsidiary of HIP, acquired the Well Bores in consideration for the issuance of 20 million of our common shares. The Well Bores are described in detail under the heading “The Well Bores”.

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

None.

PART II

ITEM 13           Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14           Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15           Controls and Procedures

Not applicable.

ITEM 15T.        CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company’s reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2009. This evaluation was carried out by our CEO (being our principal executive officer) and CFO (being our principal financial officer).

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

Our CEO and CFO are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Our CEO and CFO have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Exchange Act as of the end of the period covered by this Annual Report (the “Evaluation Date”) are ineffective.

Based on such evaluation, they have concluded that as of the Evaluation Date, certain material weaknesses exist in our internal controls and procedures, however, our CEO and CFO believe that these material weaknesses would not prevent them from becoming aware, on a timely basis, of material information relating to us required to be included in our reports filed or submitted under the Exchange Act due to their involvement in all of our operations. Such weaknesses are:

(i)	Due to our limited number of staff, it is not feasible to achieve complete segregation of incompatible duties.

(ii)

Due to our limited number of staff, we do not have a sufficient number of finance personnel with all the technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.

(iii)	We did not have a Whistle Blower Policy in place during the period.

These weaknesses in our internal controls over financial reporting greatly increase the likelihood that a material misstatement would not be prevented or detected. Management and our Board work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

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

ITEM 16           [Reserved]

ITEM 16A        Audit Committee Financial Expert

Our board has determined that we do not have a member of our audit committee that qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F. We believe that the members of our audit committee, are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

Our board of directors has determined that Peter Noonan qualifies as an “independent” member of our audit committee as that term is defined in Rule 4350(d) of the Marketplace Rules of the FINRA. Richard Coglon, James Chui and Carlos Contreras are not “independent” as defined in Rule 4200(a)(15) of the Marketplace Rules of the FINRA. We believe that having an audit committee financial expert and an audit committee that consists entirely of independent directors would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

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

We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to the company’s offices at Suite 404 – 999 World Trade Centre, Vancouver, British Columbia, Canada V6C 3H1.

ITEM 16C        Principal Accountant Fees and Services

Audit Fees

Our board appointed BDO Canada LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal years ended November 30, 2008 and November 30, 2009. The aggregate of fees billed by BDO Canada LLP, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this annual report for the fiscal years ended 2008 and 2009 were $12,192 and $16,900, respectively.

Audit Related Fees

For the fiscal years ended November 30, 2008 and November 30, 2009, the aggregate fees billed for assurance and related services by BDO Canada LLP, Chartered Accountants, relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $Nil for both years.

Tax Fees

For the fiscal years ended November 30, 2008 and November 30, 2009, the aggregate fees billed for tax compliance, tax advice and tax planning by BDO Canada LLP, Chartered Accountants, was $Nil for both years.

All Other Fees

For the fiscal years ended November 30, 2008 and November 30, 2009, the aggregate fees billed by BDO Canada LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $Nil and $Nil, respectively.

Pre-Approval Policies and Procedures

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before BDO Canada LLP, Chartered Accountants, is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

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

The audit committee has considered the nature and amount of the fees billed by BDO Canada LLP, Chartered Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of BDO Canada LLP, Chartered Accountants.

ITEM 16D.      Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E        Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

ITEM 16F        Change in Registrant’s Certifying Account

None.

ITEM 16G        Corporate Governance

Not Applicable.

PART III

ITEM 17           Financial Statements

Financial Statements Filed as Part of this Annual Report:

-

Independent Auditor’s Report of BDO Canada LLP dated March 30, 2010 on the Financial Statements as at November 30, 2009 and 2008; together with Comments by Auditor for US Readers on Canada – US Reporting Conflict;

-	Balance Sheets at November 30, 2009 and 2008;

-	Statements of Operations and Comprehensive Loss for the years ended November 30, 2009, 2008 and 2007 and for the period June 22, 1983 (Date of Inception) to November 30, 2009;

-	Statements of Cash Flows for the years ended November 30, 2009, 2008 and 2007 and for the period June 22, 1983 (Date of Inception) to November 30, 2009;

-	Statement of Shareholders’ Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2009; and

-	Notes to Financial Statements.

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

ITEM 18           Financial Statements

Refer to Item 17 - Financial Statements.

ITEM 19           Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.1	Articles of Incorporation, effective June 22, 1983 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001).

1.2	Altered Memorandum, dated December 13, 1999 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001).

1.3	Certificate of Change of Name, dated December 13, 1999 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001).

1.4	Notice of Alteration of Articles, effective March 31, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).

1.5	Notice of Alteration of Articles, effective March 31, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).

1.6	Notice of Articles, effective October 20, 2009 (incorporated by reference from our Registration Statement on Form 20-F, filed on April 5, 2010).

4.	Material Agreements

4.1

Asset Purchase Agreement dated March 14, 2010 among HIP Energy Corporation, HIP Energy (Texas), Inc., HIP Energy Resource Limited, and Equi Energy LLC (incorporated by reference from our Registration Statement on Form 20-F, filed on April 5, 2010).

4.2

License Agreement dated March 14, 2010 among HIP Energy Corporation, HIP Energy (Nevada) Corporation, HIP Technology Limited, and Group Rich Development Limited (incorporated by reference from our Registration Statement on Form 20-F, filed on April 5, 2010).

4.3.

Joint operating agreement dated January 12, 2010 among TexLa Operating Company, HIP Energy Corporation, HIP Energy (Texas), Inc., and HIP Energy (Nevada) Corporation (incorporated by reference from our Registration Statement on Form 20-F, filed on April 5, 2010).

4.4

Non-Competition Agreement dated March 14, 2010 among HIP Energy Corporation, HIP Energy (Texas), Inc., HIP Energy Resource Limited and Equi Energy LLC (incorporated by reference from our Registration Statement on Form 20-F, filed on April 5, 2010).

11.	Code of Ethics

11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).

31.	302 Certification

31.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Richard Coglon.

2

32.	906 Certification

32.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Richard Coglon.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HIP ENERGY CORPORATION

/s/ Richard L. Coglon
Richard L. Coglon
Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer
and Principal Financial Officer)

Date: April 22, 2010