Form 20-F
period 2010-11-30
HIP ENERGY Corp
filed 2011-05-05
CIK 1123839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________

For the transition period from ____________to ____________________

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

There were 60,727,660 common shares, without par value, issued and outstanding as of November 30, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] YES    [ x ] NO

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
[ x ] YES    [ ] NO

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
[ ] YES    [ ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ x ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ x ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[ x ] Item 17    [ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] YES    [ x ] NO

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

Unless otherwise indicated, all dollar amounts referred to herein are in United States dollars. All references to CDN$ are to Canadian dollars and all references to US$ are to United States dollars.

ITEM 1 Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended November 30, 2010. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. Prior to March 30, 2010, our functional currency was the Canadian dollar and the reporting currency was the Canadian dollar. Effective March 30, 2010, our functional and reporting currency is the US dollar. This results in all foreign currency impacts of holding non-US dollar denominated financial assets and liabilities being recorded through the statement of earnings. We accounted for this change prospectively. The information presented below for the five year period ended November 30, 2010 is derived from our audited financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading “Item 5 Operating and Financial Review and Prospects”.

Selected Financial Data
(Calculated in accordance with Canadian GAAP)

Fiscal Year Ended November 30 (Audited)

	2010	2009	2008	2007	2006
CANADIAN GAAP	(US$)	(US$)	(CDN$)	(CDN$)	(CDN$)

Net Sales or Operating Revenue	$-	$-	$-	$-	$-
Total Expenses	$759,312	$57,419	$47,508	$61,980	$58,145
Other Income (Loss)	$-	$(12,588)	$-	$-	$-
Income (Loss) from Continuing Operations	$(759,312)	$(57,419)	$(47,508)	$(61,980)	$(58,145)
Net Income (Loss) and Comprehensive (Loss) for the Year	$(759,312)	$(70,007)	$(47,508)	$(61,980)	$(58,145)
Total Assets	$417,654	$12,795	$4,733	$6,236	$18,020
Total Stockholders’ Equity (Deficiency)	$283,414	$(92,389)	$(95,267)	$(52,759)	$9,221
Capital Stock	$4,409,168	$3,275,168	$4,279,498	$4,279,498	$4,279,498
Weighted Average Number of Common Shares (adjusted to reflect changes in capital)	42,650,696	3,978,774	1,211,651	1,211,651	1,211,651
Basic and Diluted Net Loss per Common Share	$(0.02)	$(0.01)	$(0.04)	$(0.05)	$(0.05)
Long-Term Debt	$-	$-	$-	$-	$-
Cash Dividends per Common Share	$-	$-	$-	$-	$-

Selected Financial Data
(Calculated in accordance with US GAAP)

Fiscal Year Ended November 30 (Audited)

	2010	2009	2008	2007	2006
UNITED STATES GAAP	(US$)	(US$)	(CDN$)	(CDN$)	(CDN$)

Net Sales or Operating Revenue	$-	$-	$-	$-	$-
Total Expenses	$759,312	$57,419	$47,508	$61,980	$58,145
Income (Loss) From Operations	($759,312)	$(57,419)	$47,508	$61,980	$58,145
Other Income	$-	$(12,588)	$-	$-	$-
Loss from Continuing Operations	$(759,312)	$(57,419)	$(47,508)	$(61,980)	$(58,145)
Net loss and comprehensive loss for the year	$(759,312)	$(70,007)	$(47,508)	$(61,980)	$(58,145)
Total Assets	$417,654	$12,795	$4,733	$6,236	$18,020
Total Stockholders’ Equity (Deficiency)	$283,414	$(92,389)	$(95,267)	$(52,759)	$9,221
Capital Stock	$4,409,168	$3,275,168	$4,279,498	$4,279,498	$4,279,498
Weighted Average Number of Common Shares (adjusted to reflect changes in capital)	42,650,696	3,978,774	1,211,651	1,211,651	1,211,651
Diluted Net Income per Common Share	$(0.02)	$(0.01)	$(0.04)	$(0.05)	$(0.05)
Long-term Debt	$-	$-	$-	$-	$-
Cash Dividends per Common Share	$-	$-	$-	$-	$-

Reconciliation to United States Generally Accepted Accounting Principles

There are no material differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles on the balance sheets and statements of operations and comprehensive loss and cash flows of our company.

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 21, 2011, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates listed with the Bank of Canada) was $.9519. For the past five fiscal years ended November 30, 2010 and for the six monthly periods between November 2010 and April 2011, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York). As the Federal Reserve Bank has discontinued the publication of foreign exchange rates on December 31, 2008 the rates listed after December 31, 2008 are based on the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the intra-day high/low rates between 08:00 (ET) and 16:00 (ET) listed with the Bank of Canada):

Year Ended	Average
November 30, 2006	$1.1347
November 30, 2007	$0.9661
November 30, 2008	$1.2360
November 30, 2009	$1.1644
November 30, 2010	$1.0336

Month Ended	Low/High
November 2010	$1.0001/$1.0266
December 2010	$1.0004/$1.0176
January 2011	$0.9864/$1.0020
February 2011	$0.9737/$0.9955
March 2011	$0.9671/$0.9974
April 2011	$0.9450/$0.9722

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

Our auditors’ opinion on our November 30, 2010 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $4,024,165 for the cumulative period from June 22, 1983 (inception) to November 30, 2010. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described by our auditors with respect to the financial statements for the year ended November 30, 2010. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

In light of our operating history, and under the current capital and credit market conditions, we may not be able to obtain additional equity or debt financing on acceptable terms if and when we need it. Even if financing is available, it may not be available on terms that are favourable to us or in sufficient amounts to satisfy our requirements.

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

Principal Office

Our head office is located at Suite 404, 999 World Trade Centre, Vancouver, British Columbia, V6E 3E2. Our telephone number is 604.641.1367 and our facsimile number is 604.641.1214.

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

On March 30, 2010, pursuant to the Asset Purchase Agreement, HIP Texas, a wholly-owned subsidiary of HIP, acquired from HIP Resources ownership of the Well Bores. The Well Bores are described in detail under the heading “Business Overview – The Well Bores”. The consideration for the sale and transfer of the Well Bores was the issuance of 20 million common shares of HIP to EEL.

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

Current Period Operations

During the past year, our focus has been to undertake ongoing testing of our HIP Downhole Process Technology on the Opal Ward #1 Well (the “Opal Well”), which is located in central Texas. We have been making the necessary design changes and modifications to the HIP Control Unit located on the Opal Well. These design modifications were successful in stimulating the well bore and during such testing periods resulted in the production of oil and gas from the Opal Well, which had been a dead or dormant wellbore. Having been encouraged by the testing results using the HIP Downhole Process Technology on the Opal Well, our management proceeded to assemble a larger scale “test” project around various wellbores which it holds and has acquired in East Texas.

We have assembled a larger control area in which to test the scalability of the HIP Downhole Process Technology, which is comprised of oil and gas leases on approximately 6400 acres covering rights from the surface to the base of the Travis Peak formation. Within this larger control area, we also assembled 10 historically producing but dormant wellbores on which to test the HIP Downhole Process Technology. Of these wellbores, three were acquired previously from HIP Resource, and seven were purchased for $60,000 from Peak Energy Corp. of Dallas, Texas. We have completed construction of our 3 acre central facilities site on which the equipment necessary to test the HIP Downhole Process Technology (the “HIP Control Unit”) is being assembled. Pipeline connections of the HIP Control Unit to the 10 test wells are ongoing. To date, 8 of the 10 test wells have been piped to the HIP Control Unit, but we are waiting for the agreement of the Texas Parks and Wildlife Department before the well bore modifications and final hook-up of the wells can be completed. All of the wellheads required for each wellbore are also onsite and awaiting final modifications required for the HIP Down Hole Process. Phase 1 of the our program will be to complete and to test at least five of the 10 wells within the next 12 months.

Capital Expenditures

Opal and other Well Bores

On March 30, 2010, we acquired all rights, title and interest in and to 51 well bores located in West Texas, and 1 well bore (the “Opal Well”) located in Central Texas and an additional 41 wells and well bores located in East Texas and 60 wells and well bores located in West Louisiana. We issued 20,000,000 shares of common stock as consideration for the sale and transfer of the initial 52 well bores in West and Central Texas and the 41 East Texas and 60 Louisiana well bores. $5,000 was assigned as the purchase price of the well bores using carryover basis of accounting. In consideration of the transfer of the Opal Well, we agreed to pay consideration totalling $250,000 plus an additional “audited and agreed” amount to be provided by HIPER consisting of accrued development, equipment and lease operating costs incurred by HIPER on the Opal Well. We paid $62,500 and the balance of these costs will be paid on a declining basis from any oil and gas production revenues received by us as generated on the Opal Well in excess of 20 bbl oil or gas equivalent per day, using the HIP Downhole Process Technology. We have not recorded an accrued liability for the balance of the costs owed given that they are contingent on oil and gas production produced from the Opal well.

Peak Well Bores

On January 1, 2010, we entered into a joint operating agreement with a company to operate and develop the Well Bores using the HIP Downhole Technology. We forwarded $60,000 as a deposit.

Exploration Advances

As at November 30, 2010, we had advanced $210,000 to the well bores operator for specific property use but which had yet to be spent as of that date. Our planned capital expenditures for the next twelve months are summarized below under the heading “Business Overview – Plan of Operation – Use of Funding”. These anticipated expenditures relate to the development of the Well Bores and the implementation of the HIP Downhole Process Technology. Our planned capital expenditures are primarily located in Texas and Louisiana, the location of the Well Bores.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B. Business Overview

For the fiscal years ended November 30, 2010, 2009 and 2008, we incurred net losses of US$759,312, US$57,419 and US$45,589 respectively. We did not generate any revenues during such periods.

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

Our initial focus will be to concentrate our operations on applying the HIP Downhole Process Technology to existing and proven well bores and reservoirs that have become non-commercial, uneconomic, depleted or damaged. We intend to demonstrate the value of the HIP Downhole Process Technology by improving the recovery of oil from well bores, after which we intend to acquire additional well bores that we believe, could have an increase in production if the HIP Downhole Process Technology was applied to the well bores. We believe we can generate more revenues by participating in the development of the well bores, rather than by licensing the HIP Downhole Process Technology to third parties. We believe we will benefit from increased industry recognition of the HIP Downhole Process Technology, while generating an ongoing and sustained cash flow from the increased recovery of hydrocarbons.

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

The HIP Downhole Process utilizes a constant injection of formulized heated gaseous fluids through a proprietary method of delivery. This process causes a physical reaction of molecular exchange in such a way that promotes formation of simple hydrogen molecular relationships and eliminates large electrochemical potential differences. This inhibits formation of heavier hydrocarbon molecules. The process works best when the pressure, volume, and temperature of the well are maintained as constant as possible. Elemental and salt residues of the process remain in place in a reservoir since the technology is instrumental in producing molecular exchange to form lighter hydrocarbon molecules similar to those that have been removed from the reservoir formation by production.

The HIP Downhole Process is intended to increase both oil and gas production and decrease the lifting costs of the well. The decrease in lifting costs is intended to result in an increased revenue stream.

The Well Bores

On March 30, 2010, following the closing of the Asset Purchase Agreement, HIP acquired all of HIP Resources rights, title and interest to 51 well bores located in West Texas and 1 well bore located in Opal Ward (collectively, the “Texas Well Bores”). Figure 1 – Location of Well Bores shows the general location of the Texas Well Bores.

Figure 1- Location of Well Bores

Figure 1- Location of Well Bores

In addition, under the terms of the Asset Purchase Agreement, HIP Resources agreed to transfer to HIP, all of HIP Resources rights, title and interest in 101 well bores located in East Texas and Louisiana (the “Louisiana Well Bores” together with the Texas Well Bores, the “Well Bores”).

The following is a list of the Texas Well Bores including Oil Lease numbers, number of wells and total depth:

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
West Texas
Cluster 1
Texaco 9-1 (Texaco “9”)	33329	Section 9 Block 56 Range 3	1	3,700
Texaco 9-2	33329	Section 9 Block 56 Range 3	1	3,700
Texaco 9-3	33329	Section 9 Block 56 Range 3	1	3,700
Texaco 9-4	33329	Section 9 Block 56 Range 3	1	3,700
Texaco 9-5	33329	Section 9 Block 56 Range 3	1	3,700
Phillips 66 #2 (Phillips 66)	32571	Section 18 Block 56 Range 3	1	3,700
Phillips 66 #3 (Phillips 66 3A)	33149	Section 18 Block 56 Range 3	1	3,700
Cluster 2
Arco State 14-1	33585	Section 14 Block 56 Range 3	1	3,700
Arco State 14 #5	33585	Section 14 Block 56 Range 3	1	3,700
Arco State 14 #2 (Arco State 14)	33585	Section 14 Block 56 Range 3	1	3,700
Arco State 14 #4	33585	Section 14 Block 56 Range 3	1	3,700
Arco State 14 - A #1 (Arco State 14A)	34155	Section 14 Block 56 Range 3	1	3,700
Arco State 14 - A #2 (Arco State 14A)	34155	Section 14 Block 56 Range 3	1	3,700
Arco State 14 - A #3 (Arco State 14A)	34155	Section 14 Block 56 Range 3	1	3,700
Arco State 14 - A #4 (Arco State 14A)	34155	Section 14 Block 56 Range 3	1	3,700
Arco State #2 Injection (dual Well)	25126	Section 14 Block 56 Range 3	1	3,700
Arco State #3	25126	Section 14 Block 56 Range 3	1	3,700
Arco State #4	25126	Section 14 Block 56 Range 3	1	3,700
Arco State #5	25126	Section 14 Block 56 Range 3	1	3,700
Arco State 24 #2 (Arco State 24)	069586	Section 24 Block 57 Range 3	1	3,400
Arco State 24 #3 (Arco State 24)	069779	Section 24 Block 57 Range 3	1	3,400
Arco State 24 #4 (Arco State 24)	069912	Section 24 Block 57 Range 3	1	3,400
Cluster 3
Reeves BK HD - 1 (Horizontal)	36100	Section 15 Block 56 Range 3	1	4,900
Reeves BK FEE # 1	32288	Section 15 Block 56 Range 3	1	3,700
Reeves BK # 2 (Reeves-BK-FEE)	32288	Section 15 Block 56 Range 3	1	3,700
Reeves BK # 3	32288	Section 15 Block 56 Range 3	1	3,700
Reeves BK FEE # 5	32288	Section 15 Block 56 Range 3	1	3,700
BK # 4 (Texaco Reeves BK)	33947	Section 15 Block 56 Range 3	1	3,700
Texaco 23 #1 (Texaco “23”)	33670	Section 23 Block 56 Range 3	1	3,700
Texaco 23 #2	33670	Section 23 Block 56 Range 3	1	3,700
Texaco 23 #3	33670	Section 23 Block 56 Range 3	1	3,700
Texaco 13-1 HD Horizontal (Penwell)	12345	Section 13 Block 56 Range 3	1	4,987
Cluster 4 - Regular 57
Anadarko State 14 #5 (Anadarko State A)	34376	Section 14 Block 57 Range 3	1	3,200

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
Anadarko State 14 #6 (Anadarko State R)	34463	Section 14 Block 57 Range 3	1	3,200
Anadarko State 14 #1 (Anadarko State 14)	072948	Section 14 Block 57 Range 3	1	3,200
Anadarko State 14 #2 (Anadarko State 14)	074167	Section 14 Block 57 Range 3	1	3,200
Anadarko State 14 #3 (Anadarko State 14)	075491	Section 14 Block 57 Range 3	1	3,200
Anadarko State 14 #4 (Anadarko State 14)	075724	Section 14 Block 57 Range 3	1	3,200
Anadarko State 23 #4 (Anadarko State)	34313	Section 14 Block 57 Range 3	1	3,200
Stack State 1	34366	Section 14 Block 57 Range 3	1	3,200
Stack State 2	34366	Section 14 Block 57 Range 3	1	3,200
Cluster 5
Reeves AM 25 #1 (AM Reeves)	34146	Section 25 Block 57 Range 3	1	6,200
Reeves AM 25 #1 (Reeves -AM- Fee)	036114	Section 25 Block 57 Range 3	1	3,200
Reeves AM 25 #2 (Reeves -AM- Fee)	036115	Section 25 Block 57 Range 3	1	3,200
State of Texas 23 # 5 (State 26)	34312	Section 23 Block 56 Range 3	1	3,100
State of Texas 26 # 5 (State 23)	34464	Section 26 Block 57 Range 3	1	3,100
State of Texas 26 # 1 (State of Texas 26)	066070	Section 26 Block 57 Range 3	1	3,100
State of Texas 26 # 3 (State of Texas 26)	069567	Section 26 Block 57 Range 3	1	3,100
State of Texas 26 # 4 (State of Texas 26)	069568	Section 26 Block 57 Range 3	1	3,100
State of Texas 26 # 7 (Robinson)	36098	Section 26 Block 57 Range 3	1	3,100
Cluster 6
Meeker 15 -1	30942	Section 15 Block 21 Range 3	1	3,700
Opal Ward # 1	1 Leon		1	9,475
Total			52

The following is a list of the Louisiana Well Bores including Oil Lease numbers, number of wells and total depth:

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
East Texas
Cluster 1
Cowherd # 1	129107		2	6,180
Cowherd # 2	12629		2	6,622
Cowherd # 3			1	2,500
Peggy Ashley 1	129114		1	6,174
Chevron # 1			1	6,088
Chevron # 3			1	6,150
Panola # 1			1	2,500
Panola # 2			1	2,500
Panola # 3			1	2,500
Panola # 4			1	2,500
Panola # 5			1	2,500

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
Panola # 6			1	2,500
Elysian # 1			1	2,700
Elysian # 2			1	2,700
Elysian # 3			1	2,700
Elysian # 4			1	2,700
Elysian # 5			1	2,700
Elysian # 6			1	2,700
Elysian # 7			1	2,700
Elysian # 8			1	2,700
Elysian # 9			1	2,700
Elysian # 10			1	2,700
Elysian # 11			1	2,700
Elysian # 12			1	2,700
Elysian # 13			1	2,700
Elysian # 14			1	2,700
Elysian # 15			1	2,700
Elysian # 16			1	2,700
Elysian # 17			1	2,700
Elysian # 18			1	2,700
Elysian # 19			1	2,700
Elysian # 20			1	2,700
Elysian # 21			1	2,700
Elysian # 22			1	2,700
Laeke A-1			1	2,700
Laeke A-2			1	2,700
Laeke B-1			1	2,700
Laeke B-2			1	2,700
Laeke B-3			1	2,700
		East Texas Total	41
Louisiana
Abney J. D. Lease	1 Harrison		1	2,475
Abney J. D. Lease	2 Harrison		1	2,475
Abney J. D. Lease	3 Harrison		1	2,475
Abney J. D. Lease	4 Harrison		1	2,475
Abney J. D. Lease	5 Harrison		1	2,475
Abney J. D. Lease	6 Harrison		1	2,475
Abney J. D. Lease	7 Harrison		1	2,475
Abney J. D. Lease	8 Harrison		1	2,475
Abney J. D. Lease	9 Harrison		1	2,475

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
	10
Abney J. D. Lease	Harrison		1	2,475
	11
Abney J. D. Lease	Harrison		1	2,475
	12
Abney J. D. Lease	Harrison		1	2,475
Abney #1 (460)	103405		1	2,500
Abney #3	105607		1	2,500
Abney #4	105839		1	2,500
Abney #5	106853		1	2,500
Abney #6	107873		1	2,500
Abney #7	109040		1	2,500
Abney #8	110360		1	2,500
Abney #9	110361		1	2,500
Abney #10	113026		1	2,500
Abney #11	131636		1	2,500
Abney #12	129650		1	2,500
Abney #13	130786		1	2,500
Abney #14	133367		1	2,500
Abney #15	133412		1	2,500
Abney #16	131635		1	2,500
Abney #17	130887		1	2,500
Abney #18	127779		1	2,500
Abney #19	131605		1	2,500
Abney #20	128716		1	2,500
Abney #21	127217		1	2,500
Abney #22	127385		1	2,500
Abney D #2 (150)	130119		1	2,500
Abney D #3	130138		1	2,500
Abney D #4	130640		1	2,500
Abney D #5	130752		1	2,500
Abney D #6	130923		1	2,500
Abney D #7	131025		1	2,500
Abney D #8	131104		1	2,500
Abney D #9	133427		1	2,500
Abney D #10	136179		1	2,500
Abney D #11	133466		1	2,500
Abney D #12	136343		1	2,500
Abney D #14	136702		1	2,500
Atkinson A #001			1	2,500
Atkinson A #002			1	2,500

Lease Name	Oil Lease Gas ID No.	Location	Number of Wells	Total Depth
Atkinson A #003			1	2,500
Atkinson B #001			1	2,500
Atkinson B #002			1	2,500
Atkinson B #003			1	2,500
Abney Kirk #001			1	2,500
Abney Kirk #002			1	2,500
Abney Kirk #003			1	2,500
Abney Kirk #004			1	2,500
Abney Kirk #005			1	2,500
Abney Kirk #006			1	2,500
Abney Kirk #007			1	2,500
Abney Kirk #008			1	2,500
Abney Kirk #009			1	2,500
Total			101

In consideration for the Well Bores, HIP issued 20,000,000 of its common shares to EEL for $5,000 based on the carryover cost. As a condition of the Asset Purchase Agreement, on January 12, 2010, HIP, HIP Texas, and HIP Nevada entered into a joint operating agreement with TexLa Operating Company (“TexLa”), whereby TexLa agreed to develop the Well Bores using the HIP Downhole Process Technology. In consideration for their services, TexLa was granted a 10% working interest in any of the Well Bores that the HIP Downhole Process Technology is applied to. This structure is intended to ensure that TexLa’s interest is aligned with HIP, as TexLa will have an operating interest in the Well Bores. Also as a condition of the Asset Purchase Agreement, the parties agreed to enter into a Non-Competition Agreement dated March 14, 2010 pursuant to which EEL and HIP Resources agreed, among other things, not to compete against the business of HIP for a period of four years from the date of the agreement. In addition, as the License Agreement grants HIP a worldwide exclusive license to the HIP Downhole Process Technology, EEL and HIP Resources will not be able to use the HIP Downhole Process Technology on any well or well bores, except as provided under the License Agreement.

Current Operations

During the past year, our focus has been to undertake ongoing testing of our HIP Downhole Process Technology on the Opal Ward #1 Well (the “Opal Well”), which is located in central Texas. We have been making the necessary design changes and modifications to the HIP Control Unit located on the Opal Well. These design modifications were successful in stimulating the well bore and during such testing periods resulted in the production of oil and gas from the Opal Well, which had been a dead or dormant wellbore. Having been encouraged by the testing results using the HIP Downhole Process Technology on the Opal Well, our management proceeded to assemble a larger scale “test” project around various wellbores which it holds and has acquired in East Texas.

We have assembled a larger control area in which to test the scalability of the HIP Downhole Process Technology, which is comprised of oil and gas leases on approximately 6400 acres covering rights from the surface to the base of the Travis Peak formation. Within this larger control area, we also assembled 10 historically producing but dormant wellbores on which to test the HIP Downhole Process Technology. Of these wellbores, three were acquired previously from HIP Resource, and seven were purchased for $60,000 from Peak Energy Corp. of Dallas, Texas. We have completed construction of our 3 acre central facilities site on which the equipment necessary to test the HIP Downhole Process Technology (the “HIP Control Unit”) is being assembled. Pipeline connections of the HIP Control Unit to the 10 test wells are ongoing. To date, 8 of the 10 test wells have been piped to the HIP Control Unit, but we are waiting for the agreement of the Texas Parks and Wildlife Department before the well bore modifications and final hook-up of the wells can be completed. All of the wellheads required for each wellbore are also onsite and awaiting final modifications required for the HIP Down Hole Process. Phase 1 of the our program will be to complete and to test at least five of the 10 wells within the next 12 months.

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

Use of Funding

Any funds received will, at the discretion of management, be allocated in part to testing the HIP Tech at the Opal Well and then expand the test to additional well locations in other areas testing the scalability of the HIP Tech.. If oil and gas production is attained from these low production or problematic wells using the HIP Downhole Process, we will then continue to expand our commercialization of the HIP Downhole Process Technology.

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

Based on our initial project plan and budget, we anticipate that we will require an investment of approximately $500,000 - $1 million to fund a capital project and operating costs over the next 12 months.

We estimate that we will require approximately $500,000 to complete construction and assembly of the HIP Tech Unit at the Central Facility in East Texas and to connect and finish modifications to the 5 phase 1 wells. Once completed, we expect that the cost of adding each of the remaining 5 wells will be approx $40,000 per well.

Our sole tangible assets consist of the Well Bores and the exclusive worldwide license to the HIP Downhole Process Technology. It is however a requirement of the application of the HIP Downhole Process Technology that certain equipment and other fixed or other tangible assets be acquired or leased in order that any potential commercialization of the HIP Tech on any of the well bores can be realized. The equipment required as part of the HIP Downhole Process in part forms the basis of the application patent relating to the HIP Downhole Process Technology and in other cases is readily available oilfield equipment. The availability of any specific equipment may affect our ability to carry out its operations in a timely and cost effective manner. As stated earlier, our short-term plan is to apply and test the HIP Downhole Process Technology on a number of wells and wellbores acquired from HIP Resources. The results of these tests and the ongoing development and application of the HIP Downhole Process Technology will directly affect our ability to generate revenue and raise additional capital to further expand its programs and acquire any ongoing plant and equipment. As with any new technology applications there is inherent risk that the technology itself may not prove commercially viable or result in any economic production.

China Joint Venture

We have had preliminary discussions with China Jianghan Oilfield Company (“JOC”) to form a joint venture (a “China Joint Venture”). Our discussion to-date have focussed on the development of an initial pilot program to prove the economic viability of the HIP Downhole Process Technology on an agreed number of “beta” test well bores within the Jianghan Oilfield in China. After the economic viability of the HIP Downhole Process Technology has been proven, the HIP Downhole Process Technology applied on a large scale. As of the date of this report, we have not signed any definitive agreements with JOC and they may cease discussions at any time. Further, although we are at an advanced stage of negotiations and agreement as to the financial terms, number of wells and contribution of the respective parties, we have not signed any letters of intent or memorandums of understanding regarding same at this time.

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

A. Operating Results

Quarterly Financial Information

The following table provides selected quarterly financial information for 2010 for our company:

				2010
		November 30		August 31		May 31		February 28
				(Unaudited – US$)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil
Net loss		(192,806)		(354,099)		(203,575)		(8,832)
Basic and Diluted loss per share		(0.00)		(0.01)		(0.00)		(0.00)

The following table provides selected quarterly financial information for 2009 for our company:

			2009
		November 30	August 31		May 31		February 28
			(Unaudited – US$)
Revenues	$	Nil	Nil	$	Nil	$	Nil
Net loss		(18,355)	(9,321)		(21,231)		(8,512)
Basic and Diluted loss per share		(0.00)	(0.00)		(0.00)		(0.00)

Yearly Financial Information

The following table provides selected yearly financial information for the last three years of our company:

		2010		2009		2008
		(Audited – US$)
Revenues	$	Nil	$	Nil	$	Nil
Net loss		(759,312)		(57,419)		(45,589)
Basic and Diluted loss per share		(0.02)		(0.01)		(0.04)
Expenses		(759,312)		(57,419)		(45,589)
Net Cash Inflow (Outflow) for the year		23,775		7,787		2,817

Narrative Discussion

We did not generate any revenues during the fiscal years of 2010, 2009 and 2008. Our increase in net loss and expenses in the fiscal year ended November 30, 2010 were primarily due to costs associated with the acquisition of the HIP Technology, the implementation and testing of the HIP Downhole Process Technology at the Opal well; and our continued review of additional oil and gas well bore and leasing opportunities.

Net loss was $759,312 or $(0.02) per share for the fiscal year ended November 30, 2010, compared to $57,419 or $(0.01) per share in the same period in 2009 and $45,589 or $(0.04) per share in the same period in 2008. The increase in the net loss of fiscal 2010 as compared to fiscal 2009 was due to increased activities in 2010 as a result of the acquisition of the oil wells. Consulting fees increased to $151,278 in fiscal 2010 as compared to $nil in fiscal 2009, as we hired consultants to work with our interests in the well bore technologies. Management fees increased to $169,644 in fiscal 2010 as compared to $1,736 in fiscal 2009, as we commenced paying monthly fees to directors, officers and private companies controlled by them, upon the commencement of the current business utilizing the HIP Downhole Process Technology. We entered into several management and consulting agreements with directors and officers in which we agreed to pay aggregate monthly fees of $24,166. The monthly fees will increase to an aggregate of $56,666 within 30 days of us completing a private placement of $4,000,000 or having achieved 30 days of continuous production of an average of 20 bbls of oil per day per well, or a combined oil and gas equivalent, from a minimum of 10 wells forming part of a 10 well unit on which we successfully applied the HIP Downhole Process Technology. The term of all the agreements is 2 years, with the exception with the President’s agreement, which is 3 years.

B. Liquidity and Capital Resources

Overview

We had cash of $35,290 as at November 30, 2010, compared to $11,515 as at November 30, 2009. We estimate that we will require $500,000 - $ 1 million in the next 12 months (for additional information on our projected budget for the next 12 months, please see “Plan of Operation — Use of Funding”.)

We presently believe that subject to obtaining additional financing of $1 million, we will have sufficient capital resources to fund our initial plan of operations for the next twelve months, as described in detail under the heading “Business Overview – Plan of Operations”. However, if we are not successful in generating revenues from any associated or increased oil and gas production on the tested well bores during the initial period or we do not receive all the funds from equity financings we complete, then we will require additional funds to continue advanced development of the Well Bores and to undertake any additional operations.

On April 30, 2010, we closed two separate private placements each at the offering price of $0.25 per share for total combined aggregate proceeds of $1,129,000. The first placement was for $629,000 representing 2,516,000 common shares and the second for $500,000 representing 2,000,000 common shares. As a condition of the second $500,000 placement, the placee contractually committed and agreed to provide additional funding to our company of $2,000,000 at a price of $0.50 per share if we achieve 30 consecutive days of average daily oil production (or gas equivalent) of an average of 100 bbl oil per day for 30 consecutive days from five well bores using the HIP Downhole Process Technology; and $4,000,000 at $1.00 per share if we achieve 30 consecutive days of average daily oil production (or gas equivalent) of 200 bbl per day from 10 wells using the HIP Downhole Process Technology excluding any production from the production wells. We will have to undertake an additional equity financing to meet its ongoing development plans.

Cash on hand is currently our only source of liquidity. We do not have any lending arrangements in place with banking or financial institutions and we do not anticipate that we will be able to secure these funding arrangements in the near future.

Operating Activities

Operating activities used cash of $733,725 for the year ended November 30, 2010 compared to $18,673 for the year ended November 30, 2009. This increase was due to increased activities related to the acquisition of the oil wells and the HIP Downhole Process Technology.

Investing Activities

Investing activities used cash of $371,500 for the year ended November 30, 2010, compared to providing no cash for the year ended November 30, 2009. This increase was due to purchase of equipment, acquisition of the oil and gas properties and exploration advances.

Financing Activities

Financing activities provided net cash of $1,129,000 for the year ended November 30, 2010, compared to $26,460 for the year ended November 30, 2009. This increase in net cash was due to the completion of two private placements, as discussed above under “Overview”.

Capital Resources

We anticipate that we will incur approximately $250,000 for operating expenses over the next twelve months. These expenses include professional legal and accounting expenses associated with our company being a reporting issuer in the United States under the Securities Exchange Act of 1934 and a reporting issuer in British Columbia.

Going Concern

We have incurred a net loss of $4,024,165 for the cumulative period from June 22, 1983 (inception) to November 30, 2010. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described by our auditors with respect to the financial statements for the year ended November 30, 2010. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence.

There are no assurances that we will be able to obtain further funds required for our continued operations. We are pursuing various financing alternatives to meet our immediate and long-term financial requirements. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will be forced to scale down or perhaps even cease the operation of our business.

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

Change in Functional Currency

On March 30, 2010, we completed the acquisition of certain Well Bores and a Technology License, both of which are located in the United States. Subsequent to the acquisitions, the Company’s operations, fundraising activities, and any future revenues will be denominated in United States (“US”) dollars. As a result of this change in circumstances, the Company undertook a review of the functional currency exposures of all of its business units according to CICA Section 1651 Foreign Currency Translation and concluded that the currency exposures of its Canadian and foreign operations are now predominately in US dollars. Prior to March 30, 2010, the Company’s functional currency was the Canadian dollar and the reporting currency was the Canadian dollar. Effective March 30, 2010, the Company’s functional and reporting currency is the US dollar. This results in all foreign currency impacts of holding non-US dollar denominated financial assets and liabilities being recorded through the statement of earnings. The Company accounted for this change prospectively. The translated amounts on March 29, 2010 become the historical basis for all balance sheet items as at March 30, 2009, except for shareholders’ equity at historical cost.

Change in reporting currency

Prior year’s financial statements and all comparative financial information contained herein have been recast to reflect the Company’s results as if they had been historically reported in U.S. dollars. All revenues, expenses and cash flows for each period were translated into the reporting currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the applicable balance sheet dates and stockholders’ equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income.

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into US dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains and losses arising from the translations are included in operations.

Stock – Based Compensation

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. The Company does not estimate stock option forfeitures but rather, accounts for forfeitures as they occur. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus are recorded in share capital.

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

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to seek and identify suitable business opportunities or business combinations in Canada or the United States of America. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company places its cash with institutions of high credit worthiness. At November 30, 2010, the Company had cash of $35,290 (2009 – $11,515).

The Company has identified business opportunities as noted in Section B – Business Overview. The Company will continue to assess new opportunities and seek to acquire business if it feels there are sufficient benefits to the Company and if it has adequate financial resources to do so.

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

Recent New Accounting Standards under United States Generally Accepted Accounting Principles Not Yet Effective

In April 2010, the FASB issued Accounting Standards Update 2010-13, “Compensation – Stock Compensation (Topic 718). The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The Company is currently evaluating the impact of this update on the financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-09, “Subsequent Events”. This Update clarifies the financial statement issuance dates that potentially conflict with some of the Securities and Exchange Commission’s guidance. The amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of this guidance had no material effect on the consolidated financial statements.

In January 2010, FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements.” This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Accounting Standards Codification (“ASC”) 820. ASU 2010-06 amends ASC 820 to now require: (1) a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of existing disclosures. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The Company will comply with the additional disclosures required by this guidance upon its adoption in fiscal 2012.

In January 2010, the FASB issued ASU 2010-03, “Extractive Activities - Oil and Gas - Oil and Gas Reserve Estimation and Disclosures.” This ASU amends the “Extractive Industries - Oil and Gas” Topic of the Codification to align the oil and gas reserve estimation and disclosure requirements in this Topic with the SEC's Release No. 33-8995, “Modernization of Oil and Gas Reporting Requirements (Final Rule),” discussed below. The amendments are effective for annual reporting periods ending on or after December 31, 2009. The adoption of these provisions did not have a material impact on the consolidated financial statements.

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

F. Contractual Obligations

As at November 30, 2010, our contractual obligations included $25,762 payable to related parties in respect of accrued fees for management services and $63,714 in respect of advances from a director and a company owned by a shareholder. All of the contractual obligations are payable within the next fiscal year.

ITEM 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Date of
Commencement of
Office with our
Name and Age	Present Position with our Company	Company

	Director,	November 26, 2001
	President, and	May 26, 2004
Richard Coglon(1) (50)	Chief Executive Officer

Peter Noonan(1) (69)	Director (Chairman)	March 30, 2010

	Director,	November 19, 2009
Executive Vice President, Business Development
James Chui(1) (47)	and Chief Operating Officer	June 15, 2010

Carlos Contreras(1) (62)	Director	March 30, 2010

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

From 2003 to present, Mr. Coglon carries on business under a privately owned venture capital firm which is involved in initiating and funding early stage growth companies in energy, mining, technology and real estate sector. Over the past 10 years, Mr. Coglon has raised or assisted in raising in excess of $100 million for private and public early stage companies. During 1995 to 2006, Mr. Coglon served as a director and officer of various reporting issuers including TransGlobe Energy Corp. where he was responsible for initiating TransGlobe’s transition in 1995 to 1997 from a junior mining company to an international oil exploration and production company. In 1999, Mr. Coglon co-founded and served as president and chief executive officer of Heartland Oil and Gas Corp. From September 18, 2002 to January 1, 2006, Mr. Coglon served as president and a director of Heartland. During this period, Heartland turned its Kansas CBM projects into commercial production. In 1995, Mr. Coglon co-founded Velvet Exploration Ltd., a start-up oil exploration and production company. Velvet was listed on the Toronto Stock Exchange and sold for US$430 million in August of 2001 in a “friendly takeover transaction” with El Paso Energy.

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

B. Compensation

Pursuant to various compensation agreements entered into with our directors and officers, we paid the following cash compensation to the following individuals for their services during the year ended November 30, 2010:

Chairman – Peter J. Noonan	$58,331
CEO – Richard Coglon	58,331
VP Business Development – James Chui	52,500
Total – Management fees	$169,644
Consultant – EHS Administrative Services	$8,240

In addition to the cash paid to the directors during the year ended November 30, 2010, such directors are expected in the future to receive stock options to purchase common shares as awarded by our board or a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board. Our board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

As at the fiscal year ended November 30, 2010, we have no options outstanding. We do not have a formal stock option plan or any informal plan to pay compensation to directors, officers or employees by way of options. Despite having no formal stock option plan, we have historically issued stock options to our officers and directors in lieu of cash compensation and as an incentive to continue to achieve the objectives of our shareholders.

As of the date of this annual report, other than the compensation agreements referred to above, we have no other compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer’s employment with our company, from a change in control of our company or a change in such officer’s responsibilities following a change in control.

C. Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on September 23, 2010 and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the British Columbia Business Corporations Act.

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

D. Employees

During the fiscal years ended November 30, 2010, 2009 and 2008, we did not have any employees other than our officers. We do not currently have any paid employees and we have not experienced a significant change in the number of people we employ.

E. Share Ownership

As of April 26, 2011, there are 60,727,660 common shares of our company issued and outstanding. Our directors and officers owned, directly or indirectly, the following common shares:

Name and Office Held	Number of Common Shares	Percentage(1)
	Beneficially Owned

Richard Coglon	5,142,788	8.4%
President, Chief Executive Officer

Peter Noonan	50,000,000(2)	82.3%(2)
Director (Chairman)

James Chui	50,000,000(2)	82.3%(2)
Executive Vice-President Business
Development and Director

Carlos Contreras	40,000	*
Director

Notes

*	Less than 1%.
(1)

Based on 60,727,660 shares of common stock issued and outstanding as of April 26, 2011. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

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

ITEM 7 Major Shareholders and Related Party Transactions

As of April 26, 2011, there were 60,727,660 common shares of our company issued and outstanding. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of April 26, 2011:

Number of Common Shares
Name	Beneficially Owned	Percentage(1)
Richard Coglon	5,142,788	8.4%
Equi Energy LLC	20,000,000(2)	32.9%(2)
Group Rich Development Limited	30,000,000(2)	49.4%(2)

Notes

(1)

Based on 60,727,000 shares of common stock issued and outstanding as of April 26, 2011. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

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

As of April 26, 2011, Computershare Trust Company, our registrar and transfer agent, reported that our company’s 60,727,660 common shares are held as follows:

			Number of Registered
Location	Number of Shares	Percentage of Shares	Shareholders of Record
Canada	7,437,651	12.25%	25
United States	21,029,951	34.63%	24
British Virgin Islands	30,000,000	49.40%	1
Other	2,260,058	3.72%	8
Total	60,727,660	100%	58
* Less than 1%.

We are directly controlled by Group Rich and EEL, as they are affiliated and collectively own 82.3% of our issued and outstanding common shares.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from November 30, 2008 up to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1.	During the year ended November 30, 2010, we incurred $169,644 (2009 – $1,736; 2008 – $1,919) for management fees to directors, officers and private companies controlled by them.

2.	During the year ended November 30, 2010, we incurred $1,000 (2009 – $Nil) in consulting fees to an officer.

3.

As at November 30, 2010, we owe $49,010 (CDN$50,000) (2009 – $47,125 (CDN$50,000)) to Tony Knott, a former director, for advances, which are unsecured, non-interest bearing and payable on demand. This was the largest amount outstanding during the fiscal year ended December 31, 2010.

4.

As at November 30, 2010, we owe $25,762 (2009 – $Nil) to our directors for accrued management fees, which are unsecured, non-interest bearing and payable on demand. As at April 30, 2011, we owe $152,597 to our directors.

5.

As at November 30, 2010, we owe $14,704 (CDN$15,000) (2009 – $14,080 (CDN$15,000)) to a private company owned by a shareholder, Donald Sharpe (Das Petroleum) for advances , which are unsecured, non- interest bearing and payable These transactions were in the normal course of operations.

ITEM 8 Financial Information

A. Financial Statements and Other Financial Information

Our financial statements are stated in United States dollars and are prepared in accordance with Canadian generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Financial Statements filed as part of this Annual Report

1.	Independent Auditor’s Report of BDO Canada LLP March 30, 2011 on the Financial Statements as at November 30, 2010, together with Comments by Auditor for US Readers in Canada – US Reporting Conflict;

2.	Balance Sheets at November 30, 2010 and 2009;

3.	Statements of Operations and Comprehensive Loss for the years ended November 30, 2010, 2009 and 2008 and for the period June 22, 1983 (Date of Inception) to November 30, 2010;

4.	Statements of Cash Flows for the years ended November 30, 2010, 2009 and 2008 and for the period June 22, 1983 (Date of Inception) to November 30, 2010;

5.	Statement of Shareholder’s Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2010; and

6.	Notes to the Financial Statements.

The audited financial statements for the years ended November 30, 2010, 2009 and 2008 can be found under Item 17 “Financial Statements”.

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

None.

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

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

OTC Bulletin Board

Year Ended	High	Low

November 30, 2006	US $0.75	US $0.25
November 30, 2007	US $2.50	US $0.15
November 30, 2008	US $0.075	US $0.005
November 30, 2009*	US $0.05	US $0.0005
November 30, 2010	US $1.01	US $0.02

* After giving effect to the five (5) for one (1) reverse stock split of our issued and outstanding common stock on November 19, 2009

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board

Quarter Ended	High	Low

February 28, 2009	US $0.0025	US $0.0025
May 31, 2009	No trades
August 31, 2009	US $0.0005	US $0.0005
November 30, 2009	US $0.0102	US $0.01
February 29, 2010	US $1.01	US $0.02
May 31, 2010	US $1.01	US $0.15
August 31, 2010	US $0.02	US $0.02
November 30, 2010	US $0.20	US $0.10

The high and low market prices of our common shares for each of the most recent six months, from October, 2010 through March, 2011, on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board
Month	High	Low
November, 2010	US $0.20	US $0.10
December, 2010	US $0.11	US $0.10
January, 2011	No trades
February, 2011	No trades
March, 2011	No trades
April, 2011	No trades

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

4.

Non-Competition Agreement between HIP Resources, EEL, HIP and HIP Texas dated March 14, 2010 pursuant to which EEL and HIP Resources agreed, among other things, not to compete against the business of our company for a period of four years from the date of the agreement.

5.	Management Agreements between HIP and each of Richard Coglon, James Chui, Peter Noonan, and Michael Hines.

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being November 30, 2010. This evaluation was carried out by our CEO (being our principal executive officer) and CFO (being our principal financial officer).

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

Our CEO and CFO are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Based on this evaluation the CEO and CFO have concluded that our internal controls over financial reporting as of November 30, 2010 (the “Evaluation Date”) are ineffective. Management has used the framework set forth in the report entitled Internal Control--Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of our internal control over financial reporting.

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

These weaknesses in our internal controls are not pervasive and we have attempted to mitigate their effects. However, these weaknesses impact our internal controls over financial reporting by reducing the effectiveness of the internal controls over financial reporting we have in place. The weaknesses in our internal control also affect financial reporting by increasing the likelihood that a material misstatement would not be prevented or detected.

During the review period ending November 30, 2010, we were designated as a shell company having had no defined business during the same period management had nominal financial resources to retain independent management and thus much of the financial oversight was handled by one individual holding the office of both CEO and CFO. Although financial recording and preparation of internal and filed financial statements were undertaken by other third parties, all material financial transactions were not routinely reviewed by independent directors or officers.

During fiscal 2010, we took steps to address weaknesses in its internal controls over financial reporting including greatly expanding its board of directors, and increasing its internal financial oversight review and approval process, including establishing an audit committee and the requirement of two signatories on all transactions in excess of $5000. In addition all internally prepared general ledgers are reviewed by the companies VP finance before submission to its independent accountants.

Attestation Report of Registered Public Accounting Firm

The annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, pursuant to the exemption found in Section 404(c) of the Sarbanes-Oxley Act of 2002, as added by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

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

Our board of directors has determined that Carlos Contreras and Peter Noonan qualify as “independent” members of our audit committee as that term is defined in Rule 4350(d) of the Marketplace Rules of the FINRA. Richard Coglon and James Chui are not “independent” as defined in Rule 4200(a)(15) of the Marketplace Rules of the FINRA. We believe that having an audit committee financial expert and an audit committee that consists entirely of independent directors would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

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

We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to our offices at Suite 404 – 999 World Trade Centre, Vancouver, British Columbia, Canada V6C 3H1.

ITEM 16C Principal Accountant Fees and Services

Audit Fees

Our board appointed BDO Canada LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal years ended November 30, 2009 and November 30, 2010. The aggregate of fees billed by BDO Canada LLP, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this annual report for the fiscal years ended 2009 and 2010 were $16,900 and $30,000, respectively.

Audit Related Fees

For the fiscal years ended November 30, 2009 and November 30, 2010, the aggregate fees billed for assurance and related services by BDO Canada LLP, Chartered Accountants, relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $Nil for both years.

Tax Fees

For the fiscal years ended November 30, 2009 and November 30, 2010, the aggregate fees billed for tax compliance, tax advice and tax planning by BDO Canada LLP, Chartered Accountants, was $Nil for both years.

All Other Fees

For the fiscal years ended November 30, 2009 and November 30, 2010, the aggregate fees billed by BDO Canada LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $Nil and $Nil, respectively.

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

Not Applicable.

PART III

ITEM 17 Financial Statements

Financial Statements Filed as Part of this Annual Report:

  Independent Auditor’s Report of BDO Canada LLP March 30, 2011 on the Financial Statements as at November 30, 2010 and 2009; together with Comments by Auditor for US Readers on Canada – US Reporting Conflict;

  Balance Sheets at November 30, 2010 and 2009;

  Statements of Operations and Comprehensive Loss for the years ended November 30, 2010, 2009 and 2008 and for the period June 22, 1983 (Date of Inception) to November 30, 2010;

  Statements of Cash Flows for the years ended November 30, 2010, 2009 and 2008 and for the period June 22, 1983 (Date of Inception) to November 30, 2010;

  Statement of Shareholders’ Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2010; and

  Notes to Financial Statements.

HIP ENERGY CORPORATION
(A Development Stage Company)

Consolidated Financial Statements
(Expressed in US dollars)

November 30, 2010, 2009, 2008

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
HIP Energy Corporation
(A Development Stage Company)

We have audited the consolidated balance sheets of HIP Energy Corporation as at November 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, cash flows and stockholders’ equity (deficiency) for the years ended November 30, 2010, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2010 and 2009 and the results of its operations and its cash flows for the years ended November 30, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO CANADA LLP”

Chartered Accountants

Vancouver, Canada
March 30, 2011

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the development stage, has accumulated losses since incorporation and has a working capital deficiency, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our report to the shareholders dated March 30, 2011 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

(signed) “BDO CANADA LLP”

Chartered Accountants

Vancouver, Canada
March 30, 2011

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

HIP Energy Corporation
(A Development Stage Company)
Consolidated Balance Sheets
November 30, 2010 and 2009
(Expressed in US dollars)

	November 30,	November 30,
	2010	2009
	$	$
ASSETS
Current Assets
Cash	35,290	11,515
HST recoverable	8,074	1,280
Prepaid expenses	547	–
Total Current Assets	43,911	12,795
Equipment (Note 3)	36,243	–
Exploration Advances (Note 4)	210,000	–
Oil and Gas Properties (Note 4)	127,500	–
Total Assets	417,654	12,795

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current Liabilities
Accounts payable and accrued liabilities	44,764	43,979
Due to related parties (Note 8)	25,762	–
Advances payable (Note 8)	63,714	61,205
Total Liabilities	134,240	105,184
Stockholders’ Equity (Deficiency)
Capital Stock (Note 6) Authorized: unlimited number of common shares, without par value unlimited number of preferred shares, without par value Issued: 60,727,660 common shares (2009 – 6,211,660)	4,409,168	3,275,168
Contributed Surplus	10,346	9,231
Accumulated other comprehensive loss	(111,935)	(111,935)
Deficit accumulated during the development stage	(4,024,165)	(3,264,853)
Total Stockholders’ Equity (Deficiency)	283,414	(92,389)
Total Liabilities and Stockholders’ Equity (Deficiency)	417,654	12,795

Nature of operations and ability to continue as a going concern (Note 1)

Commitments (Notes 4,5 and 9)

Approved on behalf of the Board:

“Richard Coglon”	“James Chui”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
For the years ended November 30, 2010, 2009 and 2008
(Expressed in US dollars)

	Years ended November 30,
	2010	2009	2008
	$	$	$

EXPENSES
Amortization	2,757	–	–
Bank charges and interest	4,731	407	278
Consulting and secretarial (Note 8)	151,278	–	–
Finders’ fees	800	–	–
Foreign exchange	8,897	18	14
Management fees (Note 8)	169,644	1,736	1,919
Office and miscellaneous	57,191	6,226	4,814
Professional fees	169,137	43,904	31,345
Shareholder information	10,608	622	909
Transfer agent and regulatory fees	6,800	4,506	6,310
Travel and promotion	79,095	–	–
Well bore technology expenses	98,374	–	–
Net loss for the year	(759,312)	(57,419)	(45,589)

Other comprehensive income (loss)

Foreign currency translation adjustment	–	(12,588)	17,268

Comprehensive loss for the year	(759,312)	(70,007)	(28,321)

Basic and diluted loss per share	(0.02)	(0.01)	(0.04)

Weighted average shares outstanding	42,650,696	3,978,774	1,211,660

The accompanying notes are an integral part of these consolidated financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the years ended November 30, 2010, 2009 and 2008
(Expressed in US dollars)

	Years ended November 30,
		2010		2009		2008
		$		$		$
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period		(759,312)		(57,419)		(45,589)
Adjustments to reconcile net loss to net cash used in
operating activities:
Amortization		2,757		–		–
Donated services		1,115		4,433		4,798
Foreign exchange		2,509		3,532		6,112

Changes in non-cash working capital items
HST recoverable		(6,794)		(1,084)		248
Due to related parties		25,762		–		–
Prepaid expenses		(547)		–		–
Accounts payable and accrued liabilities		785		31,865		964

Net cash used in operating activities		(733,725)		(18,673)		(33,467)

INVESTING
Mineral Property refund		–		–		4,032
Acquisition of equipment		(39,000)
Exploration advances		(210,000)		–		–
Acquisition of oil and gas properties		(122,500)		–		–

Net cash flows provided by (used in) investing activities		(371,500)		–		4,032

FINANCING
Advance payable		–		(23,540)		32,252
Capital stock issued for cash		1,129,000		50,000		–

Net cash flows provided by financing activities		1,129,000		26,460		32,252

NET CASH INFLOWS		23,775		7,787		2,817

CASH, BEGINNING OF YEAR		11,515		3,728		911
CASH, END OF YEAR		35,290		11,515		3,728
Cash paid for income taxes during the year	$	Nil	$	Nil	$	Nil
Cash paid for interest during the year	$	Nil	$	Nil	$	Nil

Non-cash transactions – Note 10

The accompanying notes are an integral part of these consolidated financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statement of Stockholders’ Equity (Deficiency)
For the years ended November 30, 2010, 2009 and 2008.
(Expressed in US dollars)

					Deficit
				Accumulated	Accumulated
				Other	During the
			Contributed	Comprehensive	Development
	Shares	Amount	Surplus	Income (loss)	Stage	Total
	#	$	$	$	$	$

Balance – November 30, 2007	1,211,660	3,225,168	–	(116,615)	(3,161,845)	(53,292)
Donated services	–	–	4,798	–	–	4,798
Foreign currency translation adjustment	–	–	–	17,268	–	17,268
Net loss for the year	–	–	–	–	(45,589)	(45,589)
Balance – November 30, 2008	1,211,660	3,225,168	4,798	(99,347)	(3,207,434)	(76,815)
Private placement at $0.01 per share	5,000,000	50,000	–	–	–	50,000
Donated services	–	–	4,433	–	–	4,433
Foreign currency translation adjustment	–	–	–	(12,588)	–	(12,588)
Net loss for the year	–	–	–	–	(57,419)	(57,419)
Balance – November 30, 2009	6,211,660	3,275,168	9,231	(111,935)	(3,264,853)	(92,389)
Shares issued for the acquisition of oil and gas properties – Note 4	20,000,000	5,000	–	–	–	5,000
Shares issued for the acquisition of an intangible asset – Note 5	30,000,000	–	–	–	–	–
Shares issued for cash at $0.25 per share	2,416,000	604,000	–	–	–	604,000
Shares issued for cash at $0.25 per share	2,100,000	525,000	–	–	–	525,000
Donated Services	–	–	1,115	–	–	1,115
Net loss for the year	–	–	–	–	(759,312)	(759,312)
Balance – November 30, 2010	60,727,660	4,409,168	10,346	(111,935)	(4,024,165)	283,414

The accompanying notes are an integral part of these consolidated financial statements

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated on June 22, 1983, and on November 17, 2009, the Company changed its name from Bradner Ventures Ltd. to HIP Energy Corporation. The Company is currently a reporting issuer under the security laws of British Columbia and Alberta, Canada and its common shares are listed on the OTC Bulletin Board under the trading symbol "HIPCF". The Company is a development stage company. The Company’s current business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology (“the Technology”) (notes 4 and 5). The Company did not previously have an operating business.

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in Canada, and are expressed in US dollars. The Company incorporated a wholly-owned subsidiary HIP Energy (Texas), Inc. (“HIP Texas”), on February 12, 2010 in Texas to facilitate the acquisition of the Well Bores as described in Note 4. The Company also incorporated a wholly-owned subsidiary HIP Energy (Nevada) Corporation (“HIP Nevada”), on March 11, 2010 in Nevada to facilitate the acquisition of the exclusive worldwide license for use of the Technology as described in Note 5. The financial statements include accounts of the Company and its wholly-owned subsidiaries, HIP Texas and HIP Nevada. As a result of these transactions, there was a change in control of the Company; the transferors of the well bores together control 65.8% of the Company. All intercompany transactions and balances have been eliminated. The Company’s fiscal year-end is November 30.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2010, the Company has negative working capital, accumulated operating losses of $4,024,165 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to raise funds through debt financing, complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms. The consolidated financial statements contain no adjustments that reflect the outcome of this uncertainty.

Oil and gas properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying amounts represent costs incurred to date and do not necessarily reflect present or future values.

Change in Functional Currency

On March 30, 2010, the Company completed the acquisition of certain Well Bores and a Technology License, both of which are located in the United States. Subsequent to the acquisitions, the Company’s operations, fundraising activities, and any future revenues will be denominated in United States (“US”) dollars. As a result of this change in circumstances, the Company undertook a review of the functional currency exposures of all of its business units according to CICA Section 1651 Foreign Currency Translation and concluded that its functional currency is now predominately the US dollar. Prior to March 30, 2010, the Company’s functional currency was the Canadian dollar. The change in functional currency is accounted for prospectively from March 30, 2010 and prior year financial statements have not been re-measured for the change in functional currency. As a result of this change, the operations of the Company and its subsidiaries have been translated to U.S. dollars on a prospective basis. Monetary assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated into U.S. dollars using the historical exchange rates. Revenues and expenses are translated at the average exchange rate during the period. Foreign exchange gains and losses are included in the consolidated statement of operations.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (Continued)

Change in Reporting Currency

The Company elected to adopt the U.S. dollar as its reporting currency effective March 30, 2010 to better reflect its business. Prior year’s financial statements and all comparative financial information contained herein have been recast to reflect the Company’s results as if they had been historically reported in U.S. dollars. All revenues, expenses and cash flows for each period were translated into the reporting currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the applicable balance sheet dates and stockholders’ equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income.

The cumulative impact of the change in reporting currency was to increase accumulated other comprehensive loss by $111, 935 at March 30, 2010.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Significant measurement differences between those principles and the requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively US GAAP), as they affect the Company, are disclosed in note 13.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of oil and gas properties, plant and equipment, site restoration costs, valuation of future income tax assets and assumptions used in determining the fair value of non-cash stock-based compensation. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into US dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains and losses arising from the translations are included in operations. (Note 1)

Oil and Gas Properties

The Company follows the full cost method of accounting whereby all costs incurred in exploring for and developing oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells and general and administration costs directly related to exploration and development activities.

Capitalized costs are accumulated and depleted on the unit-of-production method based on estimated proven reserves as determined by independent petroleum engineers. No amortization of capitalized costs has been recorded in the year ended November 30, 2010 as the Company has not yet established any proven reserves.

Costs associated with properties having unproven reserves are excluded from the depletion and amortization calculation. These costs are assessed periodically to determine whether impairment has occurred. When proven reserves are assigned or if the property is considered to be impaired, the costs associated with the property are added to the costs subject to depletion and amortization.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment

Equipment is stated at cost, net of accumulated depreciation. Depreciation is computed by using the straight- line method at rates based on the estimated useful lives of the various classes of property, plant and equipment. The current estimated useful life of the equipment is 5 years. Estimates of useful lives are based upon a variety of factors including durability of the asset, the amount of usage that is expected from the asset, the rate of technological change and the Company’s business plans for the asset. Should the Company change its plans with respect to the use and productivity of the equipment, it may require a change in the useful life of the asset or incur a charge to reflect the difference between the carrying value of the asset and the proceeds expected to be realized upon the asset’s sale or abandonment. Expenditures for maintenance and repairs are expensed as incurred and significant major improvements are capitalized and depreciated over the estimated useful life of the asset.

Impairment of Long-lived assets

The Company reviews oil and gas properties for impairment on a periodic basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses on long-lived assets are recognized when these events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable.

Asset Retirement Obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, and development and (or) normal use of the assets. The amount of the obligation is included in the carrying value of the asset and is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. There was no asset retirement obligation accrued at November 30, 2010 and 2009.

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

Stock – Based Compensation

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. The Company does not estimate stock option forfeitures but rather, accounts for forfeitures as they occur. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus are recorded in share capital.

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

For the years ended November 30, 2010, 2009 and 2008, there were no potentially dilutive common shares relating to stock options and warrants outstanding.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Financial Instruments – Recognition and Measurement

This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the Consolidated Statements of Operations or Comprehensive Loss.

In accordance with this standard, the Company has classified its financial instruments as follows:

The Company classifies and measures its financial instruments as follows:

  Cash is classified as “held-for-trading” which is measured at fair value initially and in subsequent periods;

  Accounts payable, accrued liabilities, due to related parties and advances payable are classified as other financial liabilities and are measured at fair value at inception. Subsequent valuations are recorded at amortized cost using the effective interest rate method.

Financial Instruments – Disclosures

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

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

The CICA handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, replaces Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1602 is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements”. These standards are effective for the Company for interim and annual financial statements beginning on January 1, 2011. Early adoption is permitted. The Company has not yet determined the impact of the adoption of these changes on its financial statements.

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

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

3.	EQUIPMENT

	Accumulated	November 30,	November 30,
Cost	Amortization	2010	2009
$39,000	$2,757	$36,243	$-

4.	OIL AND GAS PROPERTIES

	Texas Well Bores
	Opal	Other	Peak Wells	Total
Acquisition
Cash	$62,500	$-	$60,000	$122,500
Shares	-	5,000	-	5,000
	$62,500	$5,000	$60,000	$127,500

Opal and other Well Bores

On March 30, 2010, the Company acquired all rights, title and interest in and to 50 well bores located in West Texas, and 1 well bore (the “Opal Well”) located in Central Texas. In addition, the Company will, within 12 months, be transferred title to an additional 41 wells and well bores located in East Texas and 60 wells and well bores located in West Louisiana. The Company issued 20,000,000 shares of common stock as consideration for the sale and transfer of the initial 52 well bores in West and Central Texas and the 41 East Texas and 60 Louisiana well bores. $5,000 was assigned as the purchase price of the well bores using carryover basis of accounting (being the amount that the well bores were carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 5, control the Company subsequent to the transactions. In consideration of the transfer of the Opal Well, the Company agreed to pay consideration totaling $250,000 consisting of accrued development, equipment and lease operating costs incurred on the Opal Well. The Company paid $62,500 and the balance of these costs will be paid on a declining basis from any oil and gas production revenues received by the Company as generated on the Opal Well in excess of 20 bbl oil or gas equivalent per day, using the HIP Downhole Process Technology. The Company has not recorded an accrued liability for the balance of the costs owed given that they are contingent on oil and gas production.

Peak Well Bores

On January 1, 2010, the Company entered into a joint operating agreement with a company to operate and develop to develop the Well Bores using the HIP Downhole Technology. The Company forwarded $60,000 as a deposit on the Peak Well Bores (the “Peak Wells”).

Exploration Advances

As at November 30, 2010, the Company had advanced $210,000 to the well bores operator for specific property use but which had yet to be spent as of that date.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

5.	HIP DOWNHOLE PROCESS TECHNOLOGY

On March 30, 2010, the Company completed the acquisition of the worldwide exclusive rights to the proprietary HIP Downhole Process Technology (“the Technology”). The Technology is proprietary downhole oil and gas technology designed and developed to increase oil and gas production from non-commercial, uneconomic, depleted or damaged well bores and oil and gas reservoirs. In consideration for the grant of the License Agreement, the Company issued 30,000,000 shares of common stock and agreed to pay an annual royalty fee equal to 25% of net revenue from income associated with its use and application. The purchase price allocated to the technology was assigned a value of Nil using carryover basis of accounting (being the amount that the technology was carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 4, control the Company subsequent to the transactions.

In April 2010, the Company entered into a joint operating agreement with an operator to develop the Well Bores using the Technology. In consideration for their services, the operator will be granted a 10% working interest in any of the Well Bores that the HIP Downhole Process Technology is applied to.

6.	CAPITAL STOCK

On October 20, 2009, the Company increased its authorized capital to an unlimited number of common shares and an unlimited number of preferred shares.

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

	a)	On May 12, 2009, the Company completed a private placement with a director of the Company for the purchase of 5,000,000 common shares for proceeds of $50,000.

	b)	On November 19, 2009, the Company undertook a 5:1 reverse stock split of the issued and outstanding common and preferred stock.

	c)	On March 29, 2010, the Company issued 30,000,000 shares of common stock for the worldwide exclusive rights to the proprietary “HIP Down Hole Oil and Gas Enhancement Technology”. (Note 5)

	d)	On March 29, 2010, the Company issued 20,000,000 shares of common stock to acquire all rights, title and interest in and to various oil and gas assets in Texas and Louisiana. (Note 4)

	e)	On April 16, 2010, the Company issued 2,416,000 shares of common stock pursuant to a private placement. The Company received $0.25 per share of common stock for total proceeds of $604,000.

	f)	On April 30, 2010, the Company issued 2,100,000 shares of common stock pursuant to a private placement. The Company received $0.25 per share of common stock for total proceeds of $525,000.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at November 30, 2010 and 2009.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at November 30, 2010 and 2009.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

7.	CAPITAL DISCLOSURES

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

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to seek and identify suitable business opportunities or business combinations in Canada or the United States of America. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company places its cash with institutions of high credit worthiness. At November 30, 2010, the Company had cash of $35,290 (2009 – $11,515).

The Company has identified business opportunities as noted in Notes 4 and 5. The Company will continue to assess new opportunities and seek to acquire business if it feels there are sufficient benefits to the Company and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes made to the capital management policy during the year.

8.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are measured at the exchange amount, being the amount established and agreed to by the related parties.

	a)	During the year ended November 30, 2010, the Company incurred $169,644 (2009 – $1,736; 2008 – $1,919) for management fees to directors, officers and private companies controlled by them.

	b)	During the year ended November 30, 2010, the Company incurred $1,000 (2009 – $Nil) in consulting fees to an officer.

	c)	As at November 30, 2010, the Company owes $49,010 (CDN$50,000) (2009 – $47,125 (CDN$50,000)) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

	d)	As at November 30, 2010, the Company owes $25,762 (2009 – $Nil) to directors for accrued management fees, which are unsecured, non-interest bearing and payable on demand.

e)

As at November 30, 2010, the Company owes $14,704 (CDN$15,000) (2009 – $14,080 (CDN$15,000)) to a private company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable

9.	COMMITMENTS

a)

Pursuant to the acquisitions of the Well Bores and the HIP Downhole Process Technology, the Company entered into an agreement with an individual to issue 80,000 shares of common stock as a finders’ fee. As at November 30, 2010, the shares had not been issued.

b)

The Company entered into several management and consulting agreements with directors and officers in which the Company agreed to pay aggregate monthly fees of $24,166. The monthly fees will increase to an aggregate of $56,666 within 30 days of the Company completing a private placement of $4,000,000 or the Company having achieved 30 days of continuous production of an average of 20 bbls of oil per day per well, or a combined oil and gas equivalent, from a minimum of 10 wells forming part of a 10 well unit on which the Company has successfully applied the HIP Downhole Process Technology. The term of all the agreements is 2 years, with the exception with the President’s agreement, which is 3 years.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

10.	NON-CASH TRANSACTIONS

	Years Ended November 30,
	2010	2009	2008
	$	$	$
Shares issued for acquisition of intangible assets (Note 5)	–	–	–
Shares issued for acquisition of oil and gas properties (Note 4)	5,000	–	–
Donated services	1,115	4,433	4,798

11.	RISK MANAGEMENT

Overview

The Company is engaged primarily in the oil and gas drilling and exploration field and accordingly it may be at risk for environmental issues and fluctuations in commodity pricing relating to the oil and gas drilling and exploration industry. The Company is subject to state and federal environmental regulations. Management has designed procedures and policies to provide for environmental compliance however, due to the diversity of environmental laws and regulations, compliance at all times cannot be assured.

Although management has taken steps to verify title on the properties on which it conducts exploration and in which it has an interest, these procedures may not guarantee the Company’s title. Property title may be at risk from unregistered prior agreements, unregistered claims, other land claims and non-compliance with regulatory and environmental requirements.

The Company has exposure to the following risks from its use of financial instruments:

  Credit risk

  Liquidity and funding risk

  Market risk

The Board of Directors approves and monitors the risk management processes.

a)	Credit Risk

Credit risk is the risk of potential loss to the Company if a counter party to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is on its cash and amounts receivable.

Cash consists of cash bank balances. The Company manages the credit exposure related to cash by holding its funds with reputable financial institutions.

Amounts receivable consist of HST recoverable. The Company’s maximum credit exposure for cash and amounts receivable is the carrying value of $43,364.

b)	Liquidity and Funding Risk

Liquidity and funding risk is the risk that the Company will not have sufficient capital to meet short-term operating requirements, after taking into account the Company’s holdings of cash.

As at November 30, 2010, the Company’s working capital deficiency is $90,329 In the case of cash deficits arising from exploration commitments and general operating budgets, the Company will have to seek debt or equity financing. There are no assurances that such financing will be available on terms acceptable to the Company.

The Company determined that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts and is available on demand.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

11.	RISK MANAGEMENT (Continued)

	c)	Market Risk

		i)	Interest Rate Risk:

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments.

The Company had $35,290 in cash at November 30, 2010. The bank account is not an interest bearing bank account and currently the Company does not hold any investments or financial liabilities on which interest accrues, and is therefore not subject to a significant amount of interest rate risk.

		ii)	Foreign Currency Risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. The Company’s functional and reporting currency is the US dollar. The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in United States of America and Canada and holds cash in US and Canadian dollar currencies in line with forecasted expenditures. The Company’s main risk is associated with fluctuations in the Canadian dollar and assets and liabilities are translated based on the foreign currency translation policy.

The Company’s net exposure to the Canadian dollar on financial instruments is as follows:

	2010	2009

Cash	$69	$11,526
HST recoverable	8,074	1,281
Accounts payable and accrued liabilities	(43,530)	(44,021)

	$(35,387)	$(31,214)

The Company has determined that an effect of a 10% increase or decrease in the Canadian dollar against the US dollar on financial assets and liabilities, as at November 30, 2010, including cash, HST recoverable, and accounts payable and accrued liabilities denominated in Canadian dollar, would result in an insignificant change to the net loss and comprehensive loss for the year ended November 30, 2010. At November 30, 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

iii)	Commodity Price Risk:

Commodity price risk is the risk of financial loss resulting from movements in the price of the Company’s commodity inputs and outputs. The Company’s risk relates primarily to the expected output to be produced at its oil and gas properties described in Note 4 of these consolidated financial statements of which significant production is not expected in the near future.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

12.	INCOME TAXES

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

	2010	2009	2008

Basic statutory and provincial income tax rate	28.63%	30.04%	31.30%

Net loss	$(759,312)	$(57,419)	$(45,589)

Expected income tax recovery on net loss, before income tax	$217,000	$17,000	$14,000
Differences due to recognition of items for tax purposes:
Foreign income taxed at other than CAD stat rate	22,000	-	-
Effects of reduction in statutory rate	(4,000)	(19,000)	(1,000)
Permanent differences	–	(3,000)	(1,000)
Expiry of non-capital loss carry forward	–	(37,000)	(16,000)
Change in valuation allowance	(235,000)	42,000	4,000

Total income tax recovery	$–	$–	$–

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2010	2009

Future income tax assets:
Non-capital losses carried forward	$303,000	$89,000
Exploration expenses	237,000	219,000
Capital loss carry-forwards	91,000	88,000
	631,000	396,000
Valuation allowance	(631,000)	(396,000)
Net future income tax assets	$–	$–

As at November 30, 2010, the Company has accumulated Canadian and foreign exploration costs totaling $911,000 and non-capital losses totaling $765,000. The Company also has $365,000 of capital losses which may be applied to future capital gains, which may be carried forward to apply against future years’ income for Canadian income tax purposes. As at November 30, 2010, the Company has accumulated net operating losses in United States totaling $316,000. Potential benefits of these losses and exploration costs have not been recognized in these financial statements because the Company cannot be assured it is more likely than not they will be utilized in future years. The non-capital losses expire as follows:

	Canada	United States	Total

2014	49,000	-	49,000
2015	71,000	-	71,000
2026	58,000	-	58,000
2027	62,000	-	62,000
2028	47,000	-	47,000
2029	66,000	-	66,000
2030	412,000	316,000	728,000

	$765,000	$316,000	$1,081,000

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

13.	CONTRIBUTED SURPLUS

During the year ended November 30, 2010, a Company with a common director provided bookkeeping services and management services at no cost. The fair value of the bookkeeping and management services of $1,115 (2009 – $4,433) have been recorded in the consolidated statement of operations and in contributed surplus. The donated services were discontinued in 2010.

14.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and comprehensive loss, and cash flows.

Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercial viability related to the Hip Downhole Process Technology. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

Income taxes

Under US GAAP the provisions prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The requirement also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The accounting policy did not result in a material impact on the Company's consolidated financial position or results of operations.

The Company’s tax returns are subject to tax examinations by tax authorities until the respective statute of limitation. It is subject to tax examinations by tax authorities for all taxation years commencing on or after 2006. Management’s analysis of ASC 740 supports the conclusion that the Company does not have any accruals for uncertain tax positions as of November 30, 2010, 2009 and 2008. As a result, tabular reconciliation of beginning and ending balances would not be meaningful. If interest and penalties were to be assessed, the Company would charge interest to interest expense, and penalties to other operating expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

14.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Pronouncements

In April 2010, the FASB issued Accounting Standards Update 2010-13, “Compensation – Stock Compensation (Topic 718). The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The Company is currently evaluating the impact of this update on the financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-09, “Subsequent Events”. This Update clarifies the financial statement issuance dates that potentially conflict with some of the Securities and Exchange Commission’s guidance. The amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of this guidance had no material effect on the consolidated financial statements.

In January 2010, FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements.” This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Accounting Standards Codification (“ASC”) 820. ASU 2010-06 amends ASC 820 to now require: (1) a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of existing disclosures. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The Company will comply with the additional disclosures required by this guidance upon its adoption in fiscal 2012.

In January 2010, the FASB issued ASU 2010-03, “Extractive Activities - Oil and Gas - Oil and Gas Reserve Estimation and Disclosures.” This ASU amends the “Extractive Industries - Oil and Gas” Topic of the Codification to align the oil and gas reserve estimation and disclosure requirements in this Topic with the SEC's Release No. 33-8995, “Modernization of Oil and Gas Reporting Requirements (Final Rule),” discussed below. The amendments are effective for annual reporting periods ending on or after December 31, 2009. The adoption of these provisions did not have a material impact on the consolidated financial statements.

ITEM 18 Financial Statements

Refer to Item 17 - Financial Statements.

ITEM 19 Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.1	Articles of Incorporation, effective June 22, 1983 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001).

1.2	Altered Memorandum, dated December 13, 1999 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001).

1.3	Certificate of Change of Name, dated December 13, 1999 (incorporated by reference from our Registration Statement on Form 20-F/A, filed on January 22, 2001).

1.4	Notice of Alteration of Articles, effective March 31, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).

1.5	Notice of Alteration of Articles, effective March 31, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).

1.6	Notice of Articles, effective October 20, 2009 (incorporated by reference from our Registration Statement on Form 20-F, filed on April 5, 2010).

4.	Material Agreements

4.1	Asset Purchase Agreement dated March 14, 2010 among HIP Energy Corporation, HIP Energy (Texas), Inc., HIP Energy Resource Limited, and Equi Energy LLC (incorporated by reference from our Registration Statement on Form 20-F, filed on April 5, 2010).

4.2	License Agreement dated March 14, 2010 among HIP Energy Corporation, HIP Energy (Nevada) Corporation, HIP Technology Limited, and Group Rich Development Limited (incorporated by reference from our Registration Statement on Form 20-F, filed on April 5, 2010).

4.3.	Joint operating agreement dated January 12, 2010 among TexLa Operating Company, HIP Energy Corporation, HIP Energy (Texas), Inc., and HIP Energy (Nevada) Corporation (incorporated by reference from our Registration Statement on Form 20-F, filed on April 5, 2010).

4.4	Non-Competition Agreement dated March 14, 2010 among HIP Energy Corporation, HIP Energy (Texas), Inc., HIP Energy Resource Limited and Equi Energy LLC (incorporated by reference from our Registration Statement on Form 20-F, filed on April 5, 2010).

4.5*	Form of Subscription Agreement (U.S. Subscriber).

4.6*	Form of Subscription Agreement (Offshore Subscriber).

4.7*	Management Agreement dated May 4, 2011 between HIP Energy Corporation and Richard Coglon.

4.8*	Management Agreement dated May 4, 2011 between HIP Energy Corporation and James Chui.

4.9*	Management Agreement dated May 4, 2011 between HIP Energy Corporation and Peter Noonan.

4.10*	Management Agreement dated May 4, 2011 between HIP Energy Corporation and Michael Hines.

2

8.	List of Subsidiaries

8.1	HIP Energy (Nevada) Corporation, a Nevada corporation and HIP Energy (Texas), Inc., a Texas corporation.

11.	Code of Ethics

11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on June 1, 2004).

12.	Certification

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Richard Coglon.

12.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Richard Coglon.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HIP ENERGY CORPORATION

/s/ Richard L. Coglon
Richard L. Coglon
Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer
and Principal Financial Officer)

Date: May 4, 2011