Form 20-F/A
period 2009-11-30
HIP ENERGY Corp
filed 2011-08-03
CIK 1123839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F /A
(Amendment No. 1)

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
[   ] YES    [   ] NO

EXPLANATORY NOTE

This Amendment No. 1 (the “Amended 20-F”) to Hip Energy Corporation’s (the “Company”) Annual Report on Form 20-F for the year ended November 30, 2009, amends our Annual Report on Form 20-F for the year ended December 31, 2009 which was initially filed with the Securities and Exchange Commission on April 23, 2010, (the “Original Filing”). The Amended 20-F is being filed for the following purposes:

(a)	remove certain estimates inadvertently included in the table of projected operating expenses under the heading “Plan of Operation”;

(b)
correct a typographical error with respect to the date the Company’s management performed an evaluation of the Company’s disclosure controls and procedures under the heading “Item 15T. Controls and Procedures”; and

(c)	provide additional disclosure regarding the material weaknesses in the Company’s internal controls over financial reporting and the Company’s plans to remediate the material weaknesses.

Other than as expressly set forth above, this Amended 20-F does not, and does not purport to, update or restate the information in any Item of the Original Filing or reflect any events that have occurred after the Original Filing was filed. The filing of this Amended 20-F shall not be deemed an admission that the Form 10-K, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

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

Our planned capital expenditures for the next twelve months are summarized below under the heading “ Business Overview - Plan of Operation – Use of Funding”. These anticipated expenditures relate to the development of the Well Bores and the implementation of the HIP Downhole Process Technology. Our planned capital expenditures are primarily located in Texas and Lousiana, the location of the Well Bores.

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

Based on our initial project plan and budget, we anticipate that we will require an investment of approximately $1.45 million to fund a capital project and operating costs and are expected to be deployed as set out in the following table:

Project 1 - Budget for First Financing
Summarized Statement of Changes in Cash

	Year 1
	1st QTR	2nd QTR	3rd QTR	4th QTR	Total YR 1
Operating Costs:
- License to HIP(T)	19,515	104,448	193,974	223,817	541,754
- Field operating costs	50,700	28,350	26,850	35,250	141,150
- Field Labor Costs	3,600	3,600	3,600	36,000	46,800
- Admin Operating Costs	231,601	246,302	235,302	103,100	816,305
- Admin CDN Costs	129,900	192,800	192,800	192,800	708,300
Total Costs	435,316	575,500	652,526	590,967	2,254,309

Capital Assets
- Project Capital Costs	(575,500)	(250,000)			(825,500)

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

We presently believe that subject to obtaining additional financing of $1.45 million, we will have sufficient capital resources to fund our initial plan of operations for the next twelve months, as described in detail under the heading “Business Overview – Plan of Operations ”. However, if we are not successful in generating revenues from any associated or increased oil and gas production on the tested well bores during the initial period or we do not receive all the funds from equity financings we complete, then we will require additional funds to continue advanced development of the Well Bores and to undertake any additional operations.

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

ITEM 6              Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Date of
Commencement of
Office with our
Name and Age	Present Position with our Company	Company

Richard Coglon(1) (49)	Director, President, and Chief Executive Officer	November 26, 2001 May 26, 2004

Peter Noonan(1) (68)	Director (Chairman)	March 30, 2010

James Chui(1) (46)	Director, and Executive Vice President, Business Development	November 19, 2009

Carlos Contreras(1) (61)	Director	March 30, 2010

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

Name and Office Held	Number of Common Shares	Percentage(1)
	Beneficially Owned

Richard Coglon President, Chief Executive Officer	5,484,511	9.8%

Peter Noonan Director (Chairman)	50,000,000(2)	88.9%(2)

James Chui Executive Vice-President Business Development and Director	50,000,000(2)	88.9%(2)

Carlos Contreras Director	40,000	*

Notes

*	Less than 1%.
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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being November 30, 2009. This evaluation was carried out by our CEO (being our principal executive officer) and CFO (being our principal financial officer).

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

Our CEO and CFO are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Based on this evaluation the CEO and CFO have concluded that our internal controls over financial reporting as of November 30, 2009 (the “Evaluation Date”) are ineffective.

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

During the review period ending November 30, 2009 the Company was designated as a shell company having had no defined business during the same period management had nominal financial resources to retain independent management and thus much of the financial oversight was handled by one individual holding the office of both CEO and CFO. Although financial recording and preparation of internal and filed financial statements were undertaken by other third parties, all material financial transactions were not routinely reviewed by independent directors or officers.

During fiscal 2010 the Company took steps to address weaknesses in its internal controls over financial reporting including greatly expanding its board of directors, and increasing its internal financial oversight review and approval process, including establishing an audit committee and the requirement of two signatories on all transactions in excess of $5000. In addition all internally prepared general ledgers are reviewed by the companies VP finance before submission to its independent accountants.

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

Date: August 3, 2011