Form 20-F/A
period 2010-03-30
HIP ENERGY Corp
filed 2011-08-03
CIK 1123839

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
[   ] YES    [   ] NO

EXPLANATORY NOTE

This Amended Shell Company Report on Form 20-F (the “Amended 20-F”) is being filed to remove certain estimates inadvertently included in the table of projected operating expenses under the heading “Plan of Operation”.

Other than as expressly set forth above, this Amended 20-F does not, and does not purport to, update or restate the information in the original filing or reflect any events that have occurred after the original filing was filed. The filing of this Amended 20-F shall not be deemed an admission that the Form 20-F, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

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