Form 20-F
period 2011-11-30
HIP ENERGY Corp
filed 2012-05-02
CIK 1123839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2011

OR

 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:                                         000-30972

HIP ENERGY CORPORATION
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

5548 Parthenon Place, West Vancouver, British Columbia, Canada V7V2V7
(Address of principal executive offices)

Richard Coglon, President,
604.377.5515
richard@hipenergycorp.com

5548 Parthenon Place, West Vancouver, British Columbia, Canada V7V2V7
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

There were 60,727,660 common shares, without par value, issued and outstanding as of November 30, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
 YES    NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
 YES    NO

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
 YES   NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
 YES   NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer                                                                  Accelerated filer  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 YES    NO

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

Certain statements in this annual report are not historical and are forward-looking statements. These statements relate to expectations, beliefs, intentions, plans, objectives, assumptions or future events or performance of HIP. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “potential”, or “continue” or the negative of these terms or other comparable terminology. In particular, this annual report contains forward-looking statements pertaining to the following:

•	the quantity of potential oil and gas reserves;

•	potential oil and gas production levels;

•	potential production and operating activities and timing of such activities;

•	capital expenditure programs;

•	our ability to raise capital;

•	projections of market prices and costs;

•	discussion regarding any future joint venture agreements;

•	the acquisition of future well bores;

•	the viability of the HIP Downhole Process Technology; and

•	treatment under governmental regulatory regimes and tax laws.

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

These risks, uncertainties and contingencies which may affect the assumptions underlying these forward-looking statements include, among others:

•	risks and uncertainties associated with estimating potential oil and gas reserves including interpreting engineering and geological data;

•	risks and uncertainties associated with our ability to establish the economic viability of the HIP Downhole Process Technology;

•	incorrect assessment that the Well Bores are suited for the HIP Downhole Process Technology;

•	geological, technical, drilling and processing problems;

•	liabilities inherent in oil and gas operations;

•	inability of HIP Resources to transfer the Louisiana Well Bores;

•	volatility in market prices for oil and gas and foreign currency exchange rates;

•	possible adverse effects of governmental regulations including changes in environmental and other regulations that may impose restrictions in areas where we operate;

•	competition for capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•	investors becoming unwilling or unable to complete future private placements;

•	risks and uncertainties associated with our ability to raise additional capital; and

•	the risks described under the heading “Risk Factors”.

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

ITEM 1.                   Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.                   Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.                   Key Information

A.         Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended November 30, 2011. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. Prior to March 30, 2010, our functional currency was the Canadian dollar and the reporting currency was the Canadian dollar. Effective March 30, 2010, our functional and reporting currency is the U.S. dollar. This results in all foreign currency impacts of holding non-U.S. dollar denominated financial assets and liabilities being recorded through the statement of earnings. We accounted for this change prospectively. The information presented below for the five year period ended November 30, 2011 is derived from our audited financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading “Item 5 Operating and Financial Review and Prospects”.

Selected Financial Data
(Calculated in accordance with Canadian GAAP)

Fiscal Year Ended November 30 (Audited)

CANADIAN GAAP	2011 (US$)	2010 (US$)	2009 (US$)	2008 (CDN$)	2007 (CDN$)
Net Sales or Operating Revenue	$–	$–	$–	$–	$–
Total Expenses	$668,208	$759,312	$57,419	$47,508	$61,980
Other Income (Loss)	$–	$–	$(12,588)	$–	$–
Income (Loss) from Continuing Operations	$(668,208)	$(759,312)	$(57,419)	$(47,508)	$(61,980)
Net Income (Loss) and Comprehensive Income (Loss) for the Year	$(668,208)	$(759,312)	$(70,007)	$(47,508)	$(61,980)
Total Assets	$111,705	$417,654	$12,795	$4,733	$6,236
Total Stockholders’ Equity (Deficiency)	$(384,794)	$283,414	$(92,389)	$(95,267)	$(52,759)
Capital Stock	$4,409,168	$4,409,168	$3,275,168	$4,279,498	$4,279,498
Weighted Average Number of Common Shares (adjusted to reflect changes in capital)	60,727,660	42,650,696	3,978,774	1,211,651	1,211,651
Basic and Diluted Net Loss per Common Share	$(0.01)	$(0.02)	$(0.01)	$(0.04)	$(0.05)
Long-Term Debt	$–	$–	$–	$–	$–
Cash Dividends per Common Share	$–	$–	$–	$–	$–

Selected Financial Data
(Calculated in accordance with U.S. GAAP)

Fiscal Year Ended November 30 (Audited)

UNITED STATES GAAP	2011 (US$)	2010 (US$)	2009 (US$)	2008 (CDN$)	2007 (CDN$)
Net Sales or Operating Revenue	$–	$–	$–	$–	$–
Total Expenses	$668,208	$759,312	$57,419	$47,508	$61,980
Income (Loss) From Operations	$(668,208)	$(759,312)	$(57,419)	$47,508	$61,980
Other Income (Loss)	$–	$–	$(12,588)	$–	$–
Income (Loss) from Continuing Operations	$(668,208)	$(759,312)	$(57,419)	$(47,508)	$(61,980)
Net Income (Loss) and Comprehensive Income (Loss) for the Year	$(668,208)	$(759,312)	$(70,007)	$(47,508)	$(61,980)
Total Assets	$111,705	$417,654	$12,795	$4,733	$6,236
Total Stockholders’ Equity (Deficiency)	$(384,794)	$283,414	$(92,389)	$(95,267)	$(52,759)
Capital Stock	$4,409,168	$4,409,168	$3,275,168	$4,279,498	$4,279,498
Weighted Average Number of Common Shares (adjusted to reflect changes in capital)	60,727,660	42,650,696	3,978,774	1,211,651	1,211,651
Basic and Diluted Net Loss per Common Share	$(0.01)	$(0.02)	$(0.01)	$(0.04)	$(0.05)
Long-term Debt	$–	$–	$–	$–	$–
Cash Dividends per Common Share	$–	$–	$–	$–	$–

Reconciliation to United States Generally Accepted Accounting Principles

There are no material differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles on the balance sheets and statements of operations and comprehensive loss and cash flows of our company.

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 16, 2012, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates listed with the Bank of Canada) was $0.9967. For the past five fiscal years ended November 30, 2011 and for the six monthly periods between October 2011 and March 2012, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York). As the Federal Reserve Bank has discontinued the publication of foreign exchange rates on December 31, 2008 the rates listed after December 31, 2008 are based on the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the intra-day high/low rates between 08:00 (ET) and 16:00 (ET) listed with the Bank of Canada):

Year Ended	Average
November 30, 2007	$0.9661
November 30, 2008	$1.2360
November 30, 2009	$1.1644
November 30, 2010	$1.0336
November 30, 2011	$0.9891

Month Ended	Low/High
October 2011	$1.0149/$1.0253
November 2011	$1.0219/$1.0297
December 2011	$1.0197/$1.0240
January 2012	$1.0099/$1.0161
February 2012	$0.9950/$0.9997
March 2012	$0.9915/$0.9963

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

Our auditors’ opinion on our November 30, 2011 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $4,692,373 for the cumulative period from June 22, 1983 (inception) to November 30, 2011. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described by our auditors with respect to the financial statements for the year ended November 30, 2011. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

Although we have performed initial testing on the viability of the HIP Downhole Process Technology, our assessment of the HIP Downhole Process Technology is primarily based upon historical data provided by the vendors relating to past test results. Further, the HIP Downhole Process Technology has not been proven in a commercial context over any significant period of time. Even if our HIP Downhole Process Technology is proven to be economically viable, it may not achieve widespread market acceptance. Our success will depend on our ability to prove that the HIP Downhole Process Technology is economically viable. We believe that the economic viability of the HIP Downhole Process Technology will depend on many factors, including:

•	the effectiveness of the HIP Downhole Process Technology to enhance oil or gas recovery on any one or a series of wells or well bores;

•	the safety and efficacy of the HIP Downhole Process Technology generally and on a well or series of well bores;

•	direct cost savings resulting from the use or application of the HIP Downhole Process Technology has not been proven on a sustained and ongoing well or well bore;

•	direct affect of any long term application of the HIP Downhole Process Technology on a well or series of well bores;

•	the pricing and cost effectiveness of the HIP Downhole Process Technology; and

•	our ability to respond to changes in regulations.

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

ITEM 4.                   Information on HIP Energy Corporation.

A.         History and Development of HIP Energy Corporation

Name

Our legal and commercial name is “HIP Energy Corporation”.

Principal Office

Our office is located at 5548 Parthenon Place, West Vancouver, British Columbia, Canada  V7V 2V7, our telephone number is 604.377.5515 and our facsimile number is 604.921.4764.

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

On March 30, 2010, pursuant to the License Agreement, HIP Nevada, a wholly-owned subsidiary of HIP, acquired from HIP Tech an exclusive worldwide license for use of the HIP Downhole Process Technology. The HIP Downhole Process Technology is described in detail under the heading “Business Overview – HIP Downhole Process Technology”. The consideration for the acquisition of the HIP Downhole Process Technology was the issuance of 30 million common shares of HIP to Group Rich and a royalty payment, which is described in detailed under the heading “Business Overview – License Agreement”.

The acquisition of the Well Bores by HIP Texas and the exclusive worldwide right to the HIP Downhole Process Technology by HIP Nevada caused us to cease to be a “shell company”, as defined in Rule 12b-2 of the Exchange Act.

Current Period Operations

The plan of the Company in 2011 was to have move its focus from its single test well at Opal Ward, and to assemble a larger control area in which to test the scalability of the HIP Downhole Process Technology. To do this the Company looked to acquire rights covering approximately 6,400 acres covering rights from the surface to the base of the Travis Peak formation. Within this larger control area, the Company had assembled 10 historically producing but dormant wellbores on which to test the HIP Downhole Process Technology. Of these wellbores, three were acquired previously from HIP Energy Resource Limited, and seven were purchased for $60,000 from Peak Energy Corp. of Dallas, Texas. The Company did complete construction of its 3 acre central facilities site on which the equipment necessary to test the HIP Downhole Process Technology (the “HIP Control Unit”) had been assembled. To date, 8 of the 10 test wells have been piped to the HIP Control Unit, but the Company is waiting for the agreement of the Texas Parks and Wildlife Commission (“TWC”) before the well bore modifications and final hook-up of the wells can be completed. All of the wellheads required for each wellbore are also onsite and awaiting final modifications required for the HIP Downhole Process Technology.

During 2011, the TWC issued a cease work order on the Peak leases due to a dispute between TWC and the Company’s operator, Texla, which arose from the requirement by the TWC that Texla enter into a “surface access agreement” with the TWC after it had acquired the leases from the previous operator.

To date Texla has had no success in coming to an agreement with TWC with respect to a surface access agreement on the Peak wells. As a result of the delays, the leases held by Texla on the Peak wells have expired subject to Texla being successful in making a claim to the Texas Railway Commission claiming “force majeure” under each of the leases arising from the inaction and delays from TWC. Texla has retained legal counsel to assist with its position and the lease expiry situation arising from delays in the parties coming to an agreement. In the event Texla is unable to come to an agreement with TWC, the entire Peak investment and expenditure may be lost and the Company will have to then focus it’s testing of the HIP Downhole Process Technology in another area. In such an event, the Company will require additional funding to pursue these objectives.

Assuming Texla is successful in proceeding with the surface access agreement and renewing the leases on the Peak prospect, then the Company estimates that it will require approximately $300,000 to complete construction and assembly of the HIP Control Unit and to connect and finish modifications to the five phase 1 wells. Once completed, the Company expects that the cost of adding each of the remaining 5 wells will be approx. $40,000 per well. The Company will have to raise additional funds to pursue this objective. Phase 1 of the Company’s program continues to be to complete and to test at least five of the 10 wells within the next 12 months. If this plan is not feasible, then management will assess focusing its efforts to test the HIP Downhole Process Technology on other wellbores and leases in east Texas proximate to its central facility.

Capital Expenditures

Opal and other Well Bores

On March 30, 2010, we acquired all rights, title and interest in and to 51 well bores located in West Texas, and 1 well bore (the “Opal Well”) located in Central Texas and an additional 41 wells and well bores located in East Texas and 60 wells and well bores located in West Louisiana. We issued 20,000,000 shares of common stock as consideration for the sale and transfer of the initial 52 well bores in West and Central Texas and the 41 East Texas and 60 Louisiana well bores. $5,000 was assigned as the purchase price of the well bores using carryover basis of accounting. In consideration of the transfer of the Opal Well, we agreed to pay consideration totalling $250,000 plus an additional “audited and agreed” amount to be provided by HIPER consisting of accrued development, equipment and lease operating costs incurred by HIPER on the Opal Well. We paid $62,500 and the balance of these costs will be paid on a declining basis from any oil and gas production revenues received by us as generated on the Opal Well in excess of 20 bbl oil or gas equivalent per day, using the HIP Downhole Process Technology. We have not recorded an accrued liability for the balance of the costs owed given that they are contingent on oil and gas production produced from the Opal Well. During the year ended November 30, 2011, the Company recognized an impairment loss of $62,500 related to the Opal Well.

Peak Well Bores

On January 1, 2010, we entered into a joint operating agreement with a company to operate and develop the Well Bores using the HIP Downhole Process Technology. We forwarded $60,000 as a deposit and acquired the leases from Peak. During the past year however, the Company’s intention of focusing its operations on the development of its Peak wells and 3 acre central facility was frustrated due to a cease work order implemented by the Texas Parks and Wildlife Commission (TWC) on the Peak leases. The dispute between TWC and the Company’s operator, Texla, arose from the requirement by the TWC that Texla enter into a “surface access agreement” with the TWC after it had acquired the leases from the previous operator.  Neither Texla or the Company believe that the TWC had the rights to cause Texla to cease operations, and that the TWC did so in bad faith and without the legal authority to do so.

Exploration Advances

As at November 30, 2010, we had advanced $210,000 to the well bores operator for specific property use but which had yet to be spent as of that date. These funds were spent during the year ended November 30, 2011. Our planned capital expenditures for the next twelve months are summarized below under the heading “Business Overview – Plan of Operation – Use of Funding”. These anticipated expenditures relate to the development of the Well Bores and the implementation of the HIP Downhole Process Technology. Our planned capital expenditures are primarily located in Texas and Louisiana, the location of the Well Bores.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.         Business Overview

For the fiscal years ended November 30, 2011, 2010 and 2009, we incurred net losses of $668,208, $759,312 and $57,419 respectively. We did not generate any revenues during such periods.

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

HIP Downhole Process Technology

The HIP Downhole Process Technology was developed over a period of 28 years by Mr. Peter Noonan, who worked extensively with chemical engineers, scientists and oil and gas reservoirs and its associated field applications in the development of the areas in enhanced oil recovery systems. Over time, certain oil and gas wells will experience significant production decreases, as the remaining hydrocarbon molecules become heavier and attract unwanted elements. The HIP Downhole Process Technology stops and reverses the formation of these heavier molecules and prevents the production decrease.

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

The HIP Downhole Process Technology utilizes a constant injection of formulized heated gaseous fluids through a proprietary method of delivery. This process causes a physical reaction of molecular exchange in such a way that promotes formation of simple hydrogen molecular relationships and eliminates large electrochemical potential differences. This inhibits formation of heavier hydrocarbon molecules. The process works best when the pressure, volume, and temperature of the well are maintained as constant as possible. Elemental and salt residues of the process remain in place in a reservoir since the technology is instrumental in producing molecular exchange to form lighter hydrocarbon molecules similar to those that have been removed from the reservoir formation by production.

The HIP Downhole Process Technology is intended to increase both oil and gas production and decrease the lifting costs of the well. The decrease in lifting costs is intended to result in an increased revenue stream.

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

The plan of the Company in 2011 was to have move its focus from its single test well at Opal Ward, and to assemble a larger control area in which to test the scalability of the HIP Downhole Process Technology. To do this the Company looked to acquire rights covering approximately 6,400 acres covering rights from the surface to the base of the Travis Peak formation. Within this larger control area, the Company had assembled 10 historically producing but dormant wellbores on which to test the HIP Downhole Process Technology. Of these wellbores, three were acquired previously from HIP Energy Resource Limited, and seven were purchased for $60,000 from Peak Energy Corp. of Dallas, Texas. The Company did complete construction of its 3 acre central facilities site on which the equipment necessary to test the HIP Downhole Process Technology (the “HIP Control Unit”) had been assembled. To date, 8 of the 10 test wells have been piped to the HIP Control Unit, but the Company is waiting for the agreement of the Texas Parks and Wildlife Commission (“TWC”) before the well bore modifications and final hook-up of the wells can be completed. All of the wellheads required for each wellbore are also onsite and awaiting final modifications required for the HIP Downhole Process Technology.

During 2011, the TWC issued a cease work order on the Peak leases due to a dispute between TWC and the Company’s operator, Texla, which arose from the requirement by the TWC that Texla enter into a “surface access agreement” with the TWC after it had acquired the leases from the previous operator.

To date Texla has had no success in coming to an agreement with TWC with respect to a surface access agreement on the Peak wells. As a result of the delays, the leases held by Texla on the Peak wells have expired subject to Texla being successful in making a claim to the Texas Railway Commission claiming “force majeure” under each of the leases arising from the inaction and delays from TWC. Texla has retained legal counsel to assist with its position and the lease expiry situation arising from delays in the parties coming to an agreement. In the event Texla is unable to come to an agreement with TWC, the entire Peak investment and expenditure may be lost and the Company will have to then focus it’s testing of the HIP Downhole Process Technology in another area. In such an event, the Company will require additional funding to pursue these objectives.

Assuming Texla is successful in proceeding with the surface access agreement and renewing the leases on the Peak prospect, then the Company estimates that it will require approximately $300,000 to complete construction and assembly of the HIP Control Unit and to connect and finish modifications to the five phase 1 wells. Once completed, the Company expects that the cost of adding each of the remaining 5 wells will be approx. $40,000 per well. The Company will have to raise additional funds to pursue this objective. Phase 1 of the Company’s program continues to be to complete and to test at least five of the 10 wells within the next 12 months. If this plan is not feasible, then management will assess focusing its efforts to test the HIP Downhole Process Technology on other wellbores and leases in east Texas proximate to its central facility.

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

Use of Funding

Any funds received will, at the discretion of management, be allocated in part to testing the HIP Tech at the Opal Well and then expand the test to additional well locations in other areas testing the scalability of the HIP Tech. If oil and gas production is attained from these low-production or problematic wells using the HIP Downhole Process Technology, we will then continue to expand our commercialization of the HIP Downhole Process Technology.

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

Based on our initial project plan and budget, we anticipate that we will require an investment of approximately $500,000 to fund a capital project and operating costs over the next 12 months.

We estimate that we will require approximately $300,000 to complete construction and assembly of the HIP Control Unit at the Central Facility in East Texas and to connect and finish modifications to the 5 phase 1 wells. If we do not proceed with these Peak wells then such funding will be required to undertake operations on additional leases we will require in east texas to further test the HIP Downhole Process Technology.

Our sole tangible assets consist of the Well Bores and the exclusive worldwide license to the HIP Downhole Process Technology. It is however a requirement of the application of the HIP Downhole Process Technology that certain equipment and other fixed or other tangible assets be acquired or leased in order that any potential commercialization of the HIP Tech on any of the well bores can be realized. The equipment required as part of the HIP Downhole Process Technology in part forms the basis of the application patent relating to the HIP Downhole Process Technology and in other cases is readily available oilfield equipment. The availability of any specific equipment may affect our ability to carry out its operations in a timely and cost effective manner. As stated earlier, our short-term plan is to apply and test the HIP Downhole Process Technology on a number of wells and wellbores acquired from HIP Resources. The results of these tests and the on-going development and application of the HIP Downhole Process Technology will directly affect our ability to generate revenue and raise additional capital to further expand its programs and acquire any on-going plant and equipment. As with any new technology applications there is inherent risk that the technology itself may not prove commercially viable or result in any economic production.

China Joint Venture

We have had preliminary discussions with China Jianghan Oilfield Company (“JOC”) to form a joint venture (a “China Joint Venture”). Our discussion to-date have focussed on the development of an initial pilot program to prove the economic viability of the HIP Downhole Process Technology on an agreed number of “beta” test well bores within the Jianghan Oilfield in China. After the economic viability of the HIP Downhole Process Technology has been proven, the HIP Downhole Process Technology would be applied on a large scale. As of the date of this report, we have not signed any definitive agreements with JOC and they may cease discussions at any time. Further, although we are at an advanced stage of negotiations and agreement as to the financial terms, number of wells and contribution of the respective parties, we have not signed any letters of intent or memorandums of understanding regarding same at this time.

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

HIP Energy (Nevada) Corp.is a wholly owned subsidiary that is governed by the laws of the state of Nevada. HIP Nevada was incorporated for the purposes of holding our license to the HIP Downhole Process Technology.

D.         Property, Plant and Equipment

We currently have an office located at 5548 Parthenon Place, West Vancouver, British Columbia, Canada V7V2V7. We believe that our current office arrangements provide adequate space for our foreseeable future needs.

We also have an interest in the Well Bores, as described in more detail under the heading “Business Overview – The Well Bores”.

ITEM 4.A                Unresolved Staff Comments

Not applicable.

ITEM 5.                   Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles and has not been reconciled to United States generally accepted accounting principles.

A.         Operating Results

Quarterly Financial Information

The following table provides selected quarterly financial information for 2011 for our company:

	2011

	November 30	August 31	May 31	February 28
	(Unaudited – US$)
Revenues	Nil	Nil	Nil	Nil

Net loss	(156,763)	(300,610)	(113,698)	(97,137)

Basic and Diluted loss per share	(0.00)	(0.00)	(0.00)	(0.01)

The following table provides selected quarterly financial information for 2010 for our company:

	2010

	November 30	August 31	May 31	February 28
	(Unaudited – US$)
Revenues	Nil	Nil	Nil	Nil

Net loss	(192,806)	(354,099)	(203,575)	(8,832)

Basic and Diluted loss per share	(0.00)	(0.01)	(0.00)	(0.00)

 Yearly Financial Information

The following table provides selected yearly financial information for the last three years of our company:

	2011	2010	2009
(Audited – US$)
Revenues	Nil	Nil	Nil

Net loss	(668,208)	(759,312)	(57,419)

Basic and Diluted loss per share	(0.01)	(0.02)	(0.01)

Expenses	(668,208)	(759,312)	(57,419)

Net Cash Inflow (Outflow) for the year	(27,503)	23,775	7,787

Narrative Discussion

We did not generate any revenues during the fiscal years of 2011, 2010 and 2009. Expenses were $668,208 for the fiscal year ended November 30, 2011, compared to $759,312 for fiscal 2010 and $57,419 for fiscal 2009. The increase in net loss and expenses in the fiscal years ended November 30, 2011 and 2010 were primarily due to costs associated with the acquisition of the HIP Downhole Process Technology, the implementation and testing of the HIP Downhole Process Technology at the Opal Well; and our continued review of additional oil and gas well bore and leasing opportunities.

Net loss was $668,208 or $(0.01) per share for the fiscal year ended November 30, 2011, compared to $759,312 or $(0.02) per share in the same period in 2010 and $57,419 or $(0.01) per share in the same period in 2009. The decrease in the net loss of fiscal 2011 as compared to fiscal 2010 was due mainly to a decrease in consulting and professional fees. Consulting fees decreased to $12,000 in fiscal 2011 as compared to $151,278 in fiscal 2010, due to less work of consultants to work with our interests in the well bore technologies. Professional fees decreased to $66,723 in fiscal 2011 as compared to $169,137 in fiscal 2010, due to less contracts signed. Oil and gas exploration, and other related expenses increased to $272,500 in fiscal 2011 as compared to $98,374 in fiscal 2010. Management fees increased to $289,992 in fiscal 2011 as compared to $169,644 in fiscal 2010, as we continued paying or accruing monthly fees to directors, officers and private companies controlled by them, upon the commencement of the current business utilizing the HIP Downhole Process Technology. During the fiscal year ended November 30, 2010, we entered into several management and consulting agreements with directors and officers in which we agreed to pay aggregate monthly fees of $24,166. The monthly fees will increase to an aggregate of $56,666 within 30 days of us completing a private placement of $4,000,000 or having achieved 30 days of continuous production of an average of 20 bbls of oil per day per well, or a combined oil and gas equivalent, from a minimum of 10 wells forming part of a 10 well unit on which we successfully applied the HIP Downhole Process Technology. The term of all the agreements is 2 years, with the exception with the President’s agreement, which is 3 years. During the year none of the directors or officers received any compensation for management services due to the limited capital in the Company. Management are however committed to see the Company through to its beta testing of the HIP Downhole Process Technology and to determine its viability as economic down hole oil and gas enhancement recovery process.

B.         Liquidity and Capital Resources

Overview

We had cash of $7,787 as at November 30, 2011, compared to $35,290 as at November 30, 2010. We estimate that we will require $500,000 in the next 12 months (for additional information on our projected budget for the next 12 months, please see “Plan of Operation – Use of Funding”.)

We presently believe that subject to obtaining additional financing of $500,000 we will have sufficient capital resources to fund our initial plan of operations for the next twelve months, as described in detail under the heading “Business Overview – Plan of Operations”. However, if we are not successful in generating revenues from any associated or increased oil and gas production on the tested well bores during the initial period or we do not receive all the funds from equity financings we complete, then we will require additional funds to continue advanced development of the Well Bores and to undertake any additional operations.

On April 30, 2010, we closed two separate private placements each at the offering price of $0.25 per share for total combined aggregate proceeds of $1,129,000. The first placement was for $629,000 representing 2,516,000 common shares and the second for $500,000 representing 2,000,000 common shares. As a condition of the second $500,000 placement, the placee contractually committed and agreed to provide additional funding to our company of $2,000,000 at a price of $0.50 per share if we achieve 30 consecutive days of average daily oil production (or gas equivalent) of an average of 100 bbl oil per day for 30 consecutive days from five well bores using the HIP Downhole Process Technology; and $4,000,000 at $1.00 per share if we achieve 30 consecutive days of average daily oil production (or gas equivalent) of 200 bbl per day from 10 wells using the HIP Downhole Process Technology excluding any production from the production wells. We will have to undertake an additional equity financing to meet its ongoing development plans. During the fiscal year ended November 30, 2011, we did not receive any proceeds through the sale of equity securities.

Cash on hand is currently our only source of liquidity. Subsequent to the year end, the Company received a loan of $400,000 under a Loan Agreement dated March 1, 2012, from Group Rich Limited – a company controlled by two directors of the Company, bearing interest at the Prime Rate plus 1%. The Prime Rate is the floating annual rate of interest based upon the HSBC Bank of Canada rate. The loan matures in March 2014.

Operating Activities

Operating activities used cash of $27,503 for the year ended November 30, 2011 compared to $733,725 for the year ended November 30, 2010. This decrease was due to less activities related to the operation of the oil wells due to less funding.

Investing Activities

Investing activities used no cash for the year ended November 30, 2011, compared to $371,500 for the year ended November 30, 2010.

Financing Activities

Financing activities provided no cash for the year ended November 30, 2011, compared to $1,129,000 for the year ended November 30, 2010. This decrease in net cash was due to no funds raised through sale of equity securities as discussed above under “Overview”.

Capital Resources

We anticipate that we will incur approximately $100,000 for operating expenses over the next twelve months. These expenses include professional legal and accounting expenses associated with our company being a reporting issuer in the United States under the Securities Exchange Act of 1934 and a reporting issuer in Canada.

Going Concern

We have incurred a net loss of $4,692,373 for the cumulative period from June 22, 1983 (inception) to November 30, 2011. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described by our auditors with respect to the financial statements for the year ended November 30, 2011. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence.

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

Change in Functional Currency

On March 30, 2010, we completed the acquisition of certain Well Bores and a Technology License, both of which are located in the United States. Subsequent to the acquisitions, the Company’s operations, fundraising activities, and any future revenues will be denominated in United States (“U.S.”) dollars. As a result of this change in circumstances, the Company undertook a review of the functional currency exposures of all of its business units according to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1651, “Foreign Currency Translation” and concluded that the currency exposures of its Canadian and foreign operations are now predominantly in U.S. dollars. Prior to March 30, 2010, the Company’s functional currency was the Canadian dollar and the reporting currency was the Canadian dollar. Effective March 30, 2010, the Company’s functional and reporting currency is the U.S. dollar. This results in all foreign currency impacts of holding non-U.S. dollar denominated financial assets and liabilities being recorded through the statement of earnings. The Company accounted for this change prospectively. The translated amounts on March 29, 2010 become the historical basis for all balance sheet items at March 30, 2009, except for shareholders’ equity at historical cost.

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

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains and losses arising from the translations are included in operations.

Stock – Based Compensation

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average holding period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. The Company does not estimate stock option forfeitures but rather, accounts for forfeitures as they occur. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus are recorded in share capital.

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

The Company places its cash with institutions of high creditworthiness. At November 30, 2011, the Company had cash of $7,787 (2010 – $35,290).

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

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

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

F.         Contractual Obligations

As at November 30, 2011, our contractual obligations included $352,517 payable to related parties in respect of accrued fees for management services and $63,707 in respect of advances from a director and a company owned by a shareholder. All of the contractual obligations are payable within the next fiscal year.

ITEM 6.                   Directors, Senior Management and Employees

A.         Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Name and Age	Present Position with our Company	Date of Commencement of Office with our Company
Richard Coglon(1) (51)	Director, President, Chief Executive Officer, Secretary and Chief Financial Officer	November 26, 2001 May 26, 2004
Peter Noonan(1) (70)	Director (Chairman)	March 30, 2010
James Chui(1) (48)	Director, Executive Vice President, Business Development and Chief Operating Officer	November 19, 2009 June 15, 2010

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

From 2003 to present, Mr. Coglon carries on business under a privately owned venture capital firm which is involved in initiating and funding early stage growth companies in the energy, mining, technology and real estate sectors. Over the past 10 years, Mr. Coglon has raised or assisted in raising in excess of $100 million for private and public early-stage companies. During 1995 to 2006, Mr. Coglon served as a director and officer of various reporting issuers including TransGlobe Energy Corp. where he was responsible for initiating TransGlobe’s transition in 1995 to 1997 from a junior mining company to an international oil exploration and production company. In 1999, Mr. Coglon co-founded and served as president and chief executive officer of Heartland Oil and Gas Corp. From September 18, 2002 to January 1, 2006, Mr. Coglon served as president and a director of Heartland. During this period, Heartland turned its Kansas coal bed methane projects into commercial production. In 1995, Mr. Coglon co-founded Velvet Exploration Ltd., a start-up oil exploration and production company. Velvet was listed on the Toronto Stock Exchange and sold for US$430 million in August of 2001 in a “friendly takeover transaction” with El Paso Energy.

Peter Noonan

Mr. Noonan went through private schools and graduated from one of the finest college preparatory schools in the United States. He continued his education in pre-mechanical engineering by attending South Texas College. He attended the U.S. Naval Academy and presently holds a position of inactive service as an Officer in the US Navy due to an injury that was suffered in the line of duty. He is a life-time alumnus with U.S. Naval Academy Alumni Association and the Disabled American Veterans. He continued his education at the University of Houston, University of Texas of Austin and Nichols State University. Mr. Noonan has achieved numerous certificates from University of South Carolina in Management Seminars and Executive Management Seminars.

Mr. Noonan has been working in the oil and gas sector for over 40 years on the on-going development of various industry inventions with particular focus on the Hydrogen Inducement Process (HIP™), which was originally referred to as the NooPar™ Process.

Mr. Noonan has been successful in developing technologies, such as a “systems controller program” for the merchandising inventory purchase control system for light manufacturing; the development and completion of an offshore logistics supply system for world-wide operation on 26 rigs; a vapor recovery system for oil and gas recovery; a high intensity heating and control unit for wells, a innovated new gas lift injection system and/or pipelines operations; a desalinization unit, waste treatment units, and surface process in the primary cleanse of crude oil to very extreme high quality value, and a technical application program for spill prevention used by the EPA for oil field use.  Mr. Noonan has acted as a director and officer of various private companies in the oil and gas sector and has been a consultant in this sector for some 35 years in the areas of building and construction of roads, bridges, well site locations, workover, coil tubing units, land and offshore drilling units which includes the drilling of numerous wells and the operations thereof.

Mr. Noonan holds the U.S. Methods Patent to the HIP Process and in addition to his vast oilfield experience, Mr. Noonan has been a presenter and speaker before the U.S. Department of Energy Technology Center and the U.S. Congress on hearings relating to various issues in the oil and gas sector as well a lecturer to a market group at the University of Texas.

James Chui

Mr. Chui graduated from the Shanghai University of Science and Technology in 1985 with a bachelor’s degree in Applied Technology. In addition, he attended courses during 2004 to 2006 towards an Executive MBA from Beijing University and continues to attend numerous ongoing courses in “Continuing Education” from the University of British Columbia in the areas of law and business.

Mr. Chui currently serves as the co-founder and chief executive officer of HIP Energy Resource Limited and HIP Technology Limited. He is also currently the president and chief executive officer of HRJC Enterprises Inc. Mr. Chui also served as the president and chief executive officer of various successful internationally based companies in the high-tech manufacturing and software design and application sectors. From 1988 to 1996, Mr. Chui was the president and chief executive officer of James-Contact Limited with offices in Hong Kong, Germany and Japan. From 1996 to 2006, he served as president of World Trade Development Limited (HK) and World Trade Electronics Limited with offices in Hong Kong and Japan. From 2006 to 2008, Mr. Chui served as the chief financial officer of Global Microgene Holdings Group Limited (HK) and as vice president of Digital Video Systems Inc. (USA).

Relationships

There are no family relationships among any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.         Compensation

Pursuant to various compensation agreements entered into with our directors and officers, we paid the following cash compensation to the following individuals for their services during the year ended November 30, 2011:

Chairman – Peter J. Noonan	$ 0
CEO – Richard Coglon	0
VP Business Development – James Chui	0

Total – Management fees paid in 2011	$ 0

Consultant – EHS Administrative Services	$ 0

Due to the lack of financial resources, no management fees were paid to the directors during the year ended November 30, 2011. We do not have a formal stock option plan or any informal plan to pay compensation to directors, officers or employees by way of option, however a plan is likely in which case such directors are expected in the future to receive stock options to purchase common shares as awarded by our board or a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board. Our board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

As at the fiscal year ended November 30, 2011, we have no options outstanding.. Despite having no formal stock option plan, we have historically issued stock options to our officers and directors in lieu of cash compensation and as an incentive to continue to achieve the objectives of our shareholders.

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

D.         Employees

During the fiscal years ended November 30, 2011, 2010 and 2009, we did not have any employees other than our officers. We do not currently have any paid employees and we have not experienced a significant change in the number of people we employ.

E.         Share Ownership

As of April 16, 2012, there are 60,727,660 common shares of our company issued and outstanding. Our directors and officers owned, directly or indirectly, the following common shares:

Name and Office Held	Number of Common Shares Beneficially Owned	Percentage(1)
Richard Coglon President, Chief Executive Officer	5,142,788	8.5%
Peter Noonan Director (Chairman)	50,000,000(2)	82.3%(2)
James Chui Executive Vice-President Business Development and Director	50,000,000(2)	82.3%(2)

Notes

(1)         Based on 60,727,660 shares of common stock issued and outstanding as of April 16, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.
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

ITEM 7.                    Major Shareholders and Related Party Transactions

As of April 16, 2012, there were 60,727,660 common shares of our company issued and outstanding. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of April 16, 2012:

Name	Number of Common Shares Beneficially Owned	Percentage(1)
Richard Coglon	5,142,788	8.5%
Equi Energy LLC	20,000,000(2)	32.9%(2)
Group Rich Development Limited	30,000,000(2)	49.4%(2)

Notes

(1)         Based on 60,727,000 shares of common stock issued and outstanding as of April 16, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.
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

The voting rights of our major shareholders do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of April 16, 2012, Computershare Trust Company, our registrar and transfer agent, reported that our company’s 60,727,660 common shares are held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	7,437,651	12.25%	25
United States	21,029,951	34.63%	24
British Virgin Islands	30,000,000	49.40%	1
Other	2,260,058	3.72%	8
Total	60,727,660	100%	58

*      Less than 1%.

We are directly controlled by Group Rich and EEL, as they are affiliated and collectively own 82.3% of our issued and outstanding common shares.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.         Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from November 30, 2011 up to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1.	During the year ended November 30, 2011, we incurred $289,992 (2010 – $169,644; 2009 – $1,736) for management fees to directors, officers and private companies controlled by them.

2.	During the year ended November 30, 2011, we incurred $12,000 (2010 – $1,000) in consulting fees to an officer.

3.
As at November 30, 2011, we owe $49,005 (CDN$50,000) (2010 – $49,010 (CDN$50,000)) to a former director for advances, which are unsecured, non-interest bearing and payable on demand. This was the largest amount outstanding during the fiscal year ended November 30, 2011.

4.
As at November 30, 2011, we owe $352,517 (2010 – $25,762) to our directors for accrued management fees, which are unsecured, non-interest bearing and payable on demand. As at April 16, 2012, we owe $152,597 to our directors.

5.
As at November 30, 2011, we owe $14,702 (CDN$15,000) (2010 – $14,704 (CDN$15,000)) to a private company owned by a shareholder, Donald Sharpe (Das Petroleum) for advances, which are unsecured, non-interest bearing and payable These transactions were in the normal course of operations.

ITEM 8.                   Financial Information

A. Financial Statements and Other Financial Information

Our financial statements are stated in United States dollars and are prepared in accordance with Canadian generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Financial Statements filed as part of this Annual Report

1.
Independent Auditor’s Report of MaloneBailey, LLP March 29, 2012 on the Financial Statements as at November 30, 2011, together with Comments by Auditor for U.S. Readers in Canada – U.S. Reporting Conflict;

2.	Balance Sheets at November 30, 2011 and 2010;

3.	Statements of Operations and Comprehensive Loss for the years ended November 30, 2011, 2010 and 2009;

4.	Statements of Cash Flows for the years ended November 30, 2011, 2010 and 2009;

5.	Statement of Shareholder’s Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2011; and

6.	Notes to the Financial Statements.

The audited financial statements for the years ended November 30, 2011, 2010 and 2009 can be found under Item 17 “Financial Statements”.

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

ITEM 9.                   The Offer and Listing

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

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

OTC Bulletin Board
Year Ended	High	Low
November 30, 2007	US $2.50	US $0.15
November 30, 2008	US $0.075	US $0.005
November 30, 2009*	US $0.05	US $0.0005
November 30, 2010	US $1.01	US $0.02
November 30, 2011	US $0.99	US $0.05

* After giving effect to the five (5) for one (1) reverse stock split of our issued and outstanding common stock on November 19, 2009

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board
Quarter Ended	High	Low
February 28, 2010	US $1.01	US $0.02
May 31, 2010	US $1.01	US $0.15
August 31, 2010	US $0.02	US $0.02
November 30, 2010	US $0.20	US $0.10
February 28, 2011	US $0.11	US $0.10
May 31, 2011	US $0.99	US $0.09
August 31, 2011	US $0.50	US $0.05
November 30, 2011	US $0.05	US $0.05

The high and low market prices of our common shares for each of the most recent six months, from October, 2011 through March, 2012, on the Over-the-Counter Bulletin Board were as follows:

OTC Bulletin Board
Month	High	Low
October, 2011	US $0.05	US $0.05
November, 2011	US $0.05	US $0.05
December, 2011	No trades
January, 2012	No trades
February, 2012	US $0.03	US $0.03
March, 2012	No trades

B.         Plan of Distribution

Not applicable.

C.         Markets

Since April 19, 2001, our common shares have been quoted exclusively on the Over-the-Counter Bulletin Board.

D.         Selling Shareholders

Not applicable.

E.         Dilution

Not applicable.

F.         Expenses of the Issue

Not applicable.

ITEM 10.                Additional Information

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

ITEM 11.                 Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12.                 Description of Securities Other Than Equity Securities

None.

PART II

ITEM 13.                 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.                 Controls and Procedures

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being November 30, 2011. This evaluation was carried out by our CEO (being our principal executive officer) and CFO (being our principal financial officer).

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

Our CEO and CFO are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Based on this evaluation the CEO and CFO have concluded that our internal controls over financial reporting as of November 30, 2011 (the “Evaluation Date”) are ineffective. Management has used the framework set forth in the report entitled Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of our internal control over financial reporting.

Based on such evaluation, he has concluded that as of the Evaluation Date, certain material weaknesses exist in our internal controls and procedures, however, our CEO and CFO believe that these material weaknesses would not prevent him from becoming aware, on a timely basis, of material information relating to us required to be included in our reports filed or submitted under the Exchange Act due to his involvement in all of our operations. Such weaknesses are:

(i)	due to our limited number of staff, it is not feasible to achieve complete segregation of incompatible duties;

(ii)
due to our limited number of staff, we do not have a sufficient number of finance personnel with all the technical accounting knowledge to address all complex and non-routine accounting transactions that may arise; and

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

During the review period ending November 30, 2011, management had nominal financial resources to retain independent management and thus much of the financial oversight was handled by one individual holding the office of both CEO and CFO. Although financial recording and preparation of internal and filed financial statements were undertaken by other third parties, all material financial transactions were not routinely reviewed by independent directors or officers.

During fiscal 2011, we took steps to address weaknesses in our internal controls over financial reporting including expanding our board of directors, and increasing our internal financial oversight review and approval process, including establishing an audit committee and the requirement of two signatories on all transactions in excess of $5,000. In addition, all internally prepared general ledgers are reviewed by the company’s CFO before submission to our independent accountants.

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

ITEM 16.                 [Reserved]

ITEM 16A.              Audit Committee Financial Expert

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

ITEM 16B.             Code of Ethics

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

We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to our offices at Suite 404 – 999 World Trade Centre, Vancouver, British Columbia, Canada, V6C 3H1.

ITEM 16C.             Principal Accountant Fees and Services

Audit Fees

Our board appointed BDO Canada LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal year ended November 30, 2010, and in 2011 we appointed MaloneBailey, LLP, Certified Public Accountants. The aggregate of fees billed by BDO Canada LLP, Chartered Accountants, for professional services rendered for the audit of our annual financial statements for the fiscal year ended 2010 were $30,000, and the aggregate of fees billed by Malone Bailey LLP, Certified Public Accountants for professional services rendered for the audit of our annual financial statements included in this annual report for the fiscal year ended 2011 were $16,900.

Audit Related Fees

For the fiscal years ended November 30, 2010 and November 30, 2011, the aggregate fees billed for assurance and related services by both BDO Canada LLP, Chartered Accountants, and MaloneBailey, LLP, Certified Public Accountants, relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $Nil for both years.

Tax Fees

For the fiscal years ended November 30, 2010 and November 30, 2011, the aggregate fees billed for tax compliance, tax advice and tax planning by both BDO Canada LLP, Chartered Accountants, and MaloneBailey, LLP, Certified Public Accountants, was $Nil for both years.

All Other Fees

For the fiscal years ended November 30, 2010 and November 30, 2011, the aggregate fees billed by both BDO Canada LLP, Chartered Accountants, and MaloneBailey, LLP, Certified Public Accountants, for other non-audit professional services, other than those services listed above, totalled $Nil and $Nil, respectively.

Pre-Approval Policies and Procedures

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before our independent auditors are engaged by us to render any auditing or permitted non-audit related service, the engagement be:

•	approved by our audit committee; or
•
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

The audit committee has considered the nature and amount of the fees billed by both BDO Canada LLP, Chartered Accountants and MaloneBailey, LLP, Certified Public Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of both BDO Canada LLP, Chartered Accountants, and MaloneBailey, LLP, Certified Public Accountants.

ITEM 16D.              Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E.              Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

ITEM 16F.              Change in Registrant’s Certifying Accountant

BDO Canada LLP resigned as our company’s auditor effective March 6, 2012.  Other than a qualification as to the company’s ability to continue operations in the future as a going concern, BDO Canada LLP’s report on our company’s financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

The resignation of BDO Canada LLP and the appointment of MaloneBailey LLP was considered and approved by our company’s audit committee and board of directors.

During the two most recent fiscal years, there were no disagreements with BDO Canada LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

MaloneBailey LLP was appointed as our company’s independent accountant effective March 6, 2012.  Our company did not consult MaloneBailey LLP regarding the application of accounting principles or the type of audit opinion that might be rendered on our financial statements.

ITEM 16G.              Corporate Governance

Not Applicable.

ITEM 16H               Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17                  Financial Statements

Financial Statements Filed as Part of this Annual Report:

•	Independent Auditor’s Report of MaloneBailey, LLP March 29, 2012 on the Financial Statements as at November 30, 2011 and 2010
•	Consolidated Balance Sheets at November 30, 2011 and 2010
•	Consolidated Statements of Operations and Comprehensive Loss for the years ended November 30, 2011, 2010 and 2009
•	Consolidated Statements of Cash Flows for the years ended November 30, 2011, 2010 and 2009
•	Consolidated Statement of Stockholders’ Equity (Deficiency) for the years ended November 30, 2011; 2010 and 2009
•	Notes to the Consolidated Financial Statements

HIP ENERGY CORPORATION
(A Development Stage Company)

Consolidated Financial Statements
(Expressed in U.S. dollars)

November 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
HIP Energy Corporation
Vancouver, British Columbia

We have audited the accompanying consolidated balance sheet of HIP Energy Corporation and its subsidiaries (collectively, the “Company”) as of November 30, 2011, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements of the Company present fairly, in all material respects, its consolidated financial position as of November 30, 2011, and the results of its consolidated operations and cash flows for the year then ended, in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has incurred a series of net losses resulting in negative working capital as of November 30, 2011. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Malone Bailey, LLP
MaloneBailey, LLP
Houston, Texas
May 1, 2012

HIP Energy Corporation
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in U.S. dollars)

	November 30	November 30
	2011	2010
	$	$
ASSETS

Current Assets

Cash	7,787	35,290
HST recoverable	9,928	8,074
Prepaid expenses	547	547

Total Current Assets	18,262	43,911

Equipment (Note 3)	28,443	36,243

Exploration Advances (Note 4)	–	210,000

Oil and Gas Properties (Note 4)	65,000	127,500

Total Assets	111,705	417,654

LIABILITIES AND STOCKHOLDERS’ (DEFICIENCY) EQUITY

Current Liabilities

Accounts payable and accrued liabilities	80,275	44,764
Due to related parties (Note 8)	352,517	25,762
Advances payable – related parties (Note 8)	63,707	63,714

Total Liabilities	496,499	134,240

Stockholders’ (Deficiency) Equity

Capital Stock (Note 6) Authorized: unlimited number of common shares, without par value unlimited number of preferred shares, without par value Issued: 60,727,660 common shares	4,409,168	4,409,168

Contributed Surplus	10,346	10,346

Accumulated other comprehensive loss	(111,935)	(111,935)

Deficit accumulated during the development stage	(4,692,373)	(4,024,165)

Total Stockholders’ (Deficiency) Equity	(384,794)	283,414

Total Liabilities and Stockholders’ (Deficiency) Equity	111,705	417,654

Nature of operations and ability to continue as a going concern (Note 1)
Commitments (Notes 4, 5 and 9)

Approved on behalf of the Board:

“Richard Coglon”	“James Chui”
Director	Director

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in U.S. dollars)

	Years ended November 30,
	$2011	$2010	$2009

EXPENSES
Amortization	7,800	2,757	–
Bank charges and interest	3,691	4,731	407
Consulting and secretarial (Note 8)	12,000	151,278	–
Finders’ fees	–	800	–
Foreign exchange loss (gain)	(310)	8,897	18
Impairment of oil and gas property	62,500	–	–
Management fees (Note 8)	289,992	169,644	1,736
Oil and gas exploration expenses	210,000	–	–
Office and miscellaneous	8,760	57,191	6,226
Professional fees	66,723	169,137	43,904
Shareholder information	680	10,608	622
Transfer agent and regulatory fees	2,980	6,800	4,506
Travel and promotion	3,392	79,095	–
Well bore technology expenses	–	98,374	–

Net loss for the period	(668,208)	(759,312)	(57,419)

Other comprehensive loss

Foreign currency translation adjustment	–	–	(12,588)

Comprehensive loss for the year	(668,208)	(759,312)	(70,007)

Basic and diluted loss per share	(0.01)	(0.02)	(0.01)

Weighted average shares outstanding	60,727,660	42,650,696	3,978,774

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

	Years ended November 30,
	$2011	$2010	$2009
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(668,208)	(759,312)	(57,419)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	7,800	2,757	–
Donated services	–	1,115	4,433
Foreign exchange	(31)	2,509	3,532
Exploration advances expensed	210,000	–	–
Impairment of oil and gas property	62,500	–	–

Changes in non-cash working capital items
HST recoverable	(1,854)	(6,794)	(1,084)
Due to related parties	326,755	25,762	–
Prepaid expenses	24	(547)	–
Accounts payable and accrued liabilities	35,511	785	31,865

Net cash used in operating activities	(27,503)	(733,725)	(18,673)

INVESTING
Acquisition of equipment	–	(39,000)	–
Exploration advances	–	(210,000)	–
Acquisition of oil and gas properties	–	(122,500)	–

Net cash flows used in investing activities	–	(371,500)	–

FINANCING
Advances payable – related parties	–	–	(23,540)
Capital stock issued for cash	–	1,129,000	50,000

Net cash flows provided by financing activities	–	1,129,000	26,460

NET CASH (OUTFLOWS) INFLOWS	(27,503)	23,775	7,787

CASH, BEGINNING OF PERIOD	35,290	11,515	3,728

CASH, ENDING OF PERIOD	7,787	35,290	11,515

Cash paid for income taxes during the period	–	–	–
Cash paid for interest during the period	–	–	–

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statement of Stockholders’ Equity (Deficiency)
(Expressed in U.S. dollars)

						Deficit
					Accumulated	Accumulated
					Other	During the
				Contributed	Comprehensive	Development
	Shares	Amount		Surplus	loss	Stage	Total
	#	$		$	$	$	$

Balance – November 30, 2008	1,211,660		3,225,168	4,798	(99,347)	(3,207,434)		(76,815)

Private placement at $0.01 per share	5,000,000		50,000	–	–	–		50,000

Donated services	–		–	4,433	–	–		4,433

Foreign currency translation adjustment	–		–	–	(12,588)	–		(12,588)

Net loss for the year	–		–	–	–	(57,419)		(57,419)

Balance – November 30, 2009	6,211,660		3,275,168	9,231	(111,935)	(3,264,853)		(92,389)

Shares issued for the acquisition of oil and gas properties – Note 4	20,000,000		5,000	–	–	–		5,000

Shares issued for the acquisition of an intangible asset – Note 5	30,000,000		–	–	–	–		–

Shares issued for cash at $0.25 per share	2,416,000		604,000	–	–	–		604,000

Shares issued for cash at $0.25 per share	2,100,000		525,000	–	–	–		525,000

Donated Services	–		–	1,115	–	–		1,115

Net loss for the year	–		–	–	–	(759,312)		(759,312)

Balance – November 30, 2010	60,727,660		4,409,168	10,346	(111,935)	(4,024,165)		283,414

Net loss for the year	–		–	–	–	(668,208)		(668,208)

Balance – November 30, 2011	60,727,660		4,409,168	10,346	(111,935)	(4,692,373)		(384,794)

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2011
(Expressed in U.S. dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

HIP Energy Corporation (the “Company”) was incorporated on June 22, 1983, and on November 17, 2009, the Company changed its name from Bradner Ventures Ltd. to HIP Energy Corporation. The Company is currently a reporting issuer under the security laws of British Columbia and Alberta, Canada and its common shares are listed on the OTC Bulletin Board under the trading symbol "HIPCF". The Company is a development stage company. The Company’s current business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology (“the Technology”) (Notes 4 and 5). The Company did not previously have an operating business.

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in Canada, and are expressed in U.S. dollars. The Company incorporated a wholly-owned subsidiary HIP Energy (Texas), Inc. (“HIP Texas”), on February 12, 2010 in Texas to facilitate the acquisition of the Well Bores as described in Note 4. The Company also incorporated a wholly-owned subsidiary HIP Energy (Nevada) Corporation (“HIP Nevada”), on March 11, 2010 in Nevada to facilitate the acquisition of the exclusive worldwide license for use of the Technology as described in Note 5. The financial statements include accounts of the Company and its wholly-owned subsidiaries, HIP Texas and HIP Nevada. As a result of these transactions, there was a change in control of the Company; the transferors of the well bores together control 65.8% of the Company. All intercompany transactions and balances have been eliminated. The Company’s fiscal year-end is November 30.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2011, the Company has negative working capital, has accumulated operating losses of $4,692,373 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

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

Oil and gas properties are recognized in these financial statements in accordance with accounting policies outlined in Note 2. Accordingly, their carrying amounts represent costs incurred to date and do not necessarily reflect present or future values.

Change in Functional Currency

On March 30, 2010, the Company completed the acquisition of certain Well Bores and a Technology License, both of which are located in the United States. Subsequent to the acquisitions, the Company’s operations, fundraising activities, and any future revenues will be denominated in United States (“U.S.”) dollars. As a result of this change in circumstances, the Company undertook a review of the functional currency exposures of all of its business units according to CICA Section 1651 Foreign Currency Translation and concluded that its functional currency is now predominantly the U.S. dollar. Prior to March 30, 2010, the Company’s functional currency was the Canadian dollar. The change in functional currency is accounted for prospectively from March 30, 2010 and prior period financial statements have not been re-measured for the change in functional currency. As a result of this change, the operations of the Company and its subsidiaries have been translated to U.S. dollars on a prospective basis. Monetary assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated into U.S. dollars using the historical exchange rates. Revenues and expenses are translated at the average exchange rate during the period. Foreign exchange gains and losses are included in the consolidated statement of operations.

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

The cumulative impact of the change in reporting currency was to increase accumulated other comprehensive loss by $111,935 at March 30, 2010.

2.      SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Significant measurement differences between those principles and the requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively U.S. GAAP), as they affect the Company, are disclosed in note 13.

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

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains and losses arising from the translations are included in operations.  (Note 1)

Oil and Gas Properties

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

Capitalized costs are accumulated and depleted on the unit-of-production method based on estimated proven reserves as determined by independent petroleum engineers. No amortization of capitalized costs has been recorded in the year ended November 30, 2011 as the Company has not yet established any proven reserves.

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

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment

Equipment is stated at cost, net of accumulated depreciation. Depreciation is computed by using the straight-line method at rates based on the estimated useful lives of the various classes of property, plant and equipment. The current estimated useful life of the equipment is 5 years. Estimates of useful lives are based upon a variety of factors including durability of the asset, the amount of usage that is expected from the asset, the rate of technological change and the Company’s business plans for the asset. Should the Company change its plans with respect to the use and productivity of the equipment, it may require a change in the useful life of the asset or incur a charge to reflect the difference between the carrying value of the asset and the proceeds expected to be realized upon the asset’s sale or abandonment. Expenditures for maintenance and repairs are expensed as incurred and significant major improvements are capitalized and depreciated over the estimated useful life of the asset.

Impairment of Long-lived Assets

The Company reviews oil and gas properties for impairment on a periodic basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses on long-lived assets are recognized when these events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Management does not have any future plans to continue development on the Opal Well and therefore recognized an impairment loss of $62,500 during the year ended November 30, 2011.

Asset Retirement Obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, and development and (or) normal use of the assets. The amount of the obligation is included in the carrying value of the asset and is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.  The asset retirement obligation for the wellbores owned by the Company rests solely with the operator of the respective wellbores and thus no asset retirement obligation was accrued at November 30, 2011 and 2010.

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

Stock-Based Compensation

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

For the years ended November 30, 2011, 2010 and 2009, there were no potentially dilutive common shares relating to stock options and warrants outstanding.

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

Financial Instruments – Disclosures

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

In 2006, the Accounting Standards Board of Financial Reporting and Assurance Standards Canada (

AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company is currently assessing the impact of the above new accounting standards on the Company’s financial positions and results of operations.

The CICA Handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, replaces Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1602 is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements”. These standards are effective for the Company for and annual financial statements beginning on January 1, 2011. Early adoption is permitted. The Company has not yet determined the impact of the adoption of these changes on its financial statements.

The CICA Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, establishes standards for the accounting for a business combination. It is the Canadian GAAP equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations”. This standard is effective for and annual financial statements beginning on January 1, 2011. Early adoption is permitted. The Company has not yet determined the impact of the adoption of these changes on its financial statements.

3.	EQUIPMENT

Cost	Accumulated Amortization	November 30, 2011	November 30, 2010
$39,000	$10,557	$28,443	$36,243

The Company recognized amortization expense of $7,800 (2010 - $2,757; 2009 - $0) during the year ended November 30, 2011.

4.	OIL AND GAS PROPERTIES

	Texas Well Bores

	Opal	Other	Peak Wells	Total

Acquisition
Cash	$62,500	$–	$60,000	$122,500
Shares	–	5,000	–	5,000
Impairment	(62,500)	–	–	(62,500)

	$–	$5,000	$60,000	$65,000

Opal and other Well Bores

On March 30, 2010, the Company acquired all rights, title and interest in and to 50 well bores located in West Texas, and 1 well bore (the “Opal Well”) located in Central Texas. In addition, the Company will, within 12 months, be transferred title to an additional 41 wells and well bores located in East Texas and 60 wells and well bores located in West Louisiana. The Company issued 20,000,000 shares of common stock as consideration for the sale and transfer of the initial 52 well bores in West and Central Texas and the 41 East Texas and 60 Louisiana well bores. $5,000 was assigned as the purchase price of the well bores using carryover basis of accounting (being the amount that the well bores were carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 5, control the Company subsequent to the transactions. In consideration of the transfer of the Opal Well, the Company agreed to pay consideration totaling $250,000 consisting of accrued development, equipment and lease operating costs incurred on the Opal Well. The Company paid $62,500 and the balance of these costs will be paid on a declining basis from any oil and gas production revenues received by the Company as generated on the Opal Well in excess of 20 bbl oil or gas equivalent per day, using the HIP Downhole Process Technology. The Company has not recorded an accrued liability for the balance of the costs owed given that they are contingent on oil and gas production. During the year ended November 30, 2011, the Company recognized an impairment loss of $62,500 related to the Opal Well.

Peak Well Bores

On January 1, 2010, the Company entered into a joint operating agreement with a company to operate and develop the Well Bores using the HIP Downhole Technology. The Company forwarded $60,000 as a deposit on the Peak Well Bores (the “Peak Wells”).

Exploration Advances

As of November 30, 2010, the Company had advanced $210,000 to the well bores operator for specific property use but which had yet to be spent as of that date. These funds were spent during the year ended November 30, 2011.

5.	HIP DOWNHOLE PROCESS TECHNOLOGY

On March 30, 2010, the Company completed the acquisition of the worldwide exclusive rights to the proprietary HIP Downhole Process Technology (“the Technology”). The Technology is proprietary downhole oil and gas technology designed and developed to increase oil and gas production from non-commercial, uneconomic, depleted or damaged well bores and oil and gas reservoirs. In consideration for the grant of the License Agreement, the Company issued 30,000,000 shares of common stock and agreed to pay an annual royalty fee equal to 25% of net revenue from income associated with its use and application. The purchase price allocated to the technology was assigned a value of $Nil using carryover basis of accounting (being the amount that the technology was carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 3, control the Company subsequent to the transactions.

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

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at November 30, 2011 and 2010.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at November 30, 2011 and 2010.

7.	CAPITAL DISCLOSURES

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

The Company places its cash with institutions of high creditworthiness. At November 30, 2011, the Company had cash of $7,787 (2010 – $35,290).

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

a)	During the year ended November 30, 2011, the Company incurred $289,992 (2010 – $169,644, 2009 – $1,736) for management fees to directors, officers and private companies controlled by them.

b)	During the year ended November 30, 2011, the Company incurred $12,000 (2010 – $1,000, 2009 - $Nil) in consulting fees to officers.

c)	As at November 30, 2011, the Company owes $49,005 (CDN$50,000) (2010 – $49,010 (CDN$50,000)) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

d)	As at November 30, 2011, the Company owes $352,517 (2010 – $25,762) to directors for accrued management fees, which are unsecured, non-interest bearing and payable on demand.

e)
As at November 30, 2011, the Company owes $14,702 (CDN$15,000) (2010 – $14,704 (CDN$15,000)) to a private company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable.

9.	COMMITMENTS

a)
Pursuant to the acquisitions of the Well Bores and the HIP Downhole Process Technology, the Company entered into an agreement with an individual to issue 80,000 shares of common stock as a finders’ fee. As at November 30, 2011, the shares had not been issued.

b)
The Company entered into several management and consulting agreements with directors and officers in which the Company agreed to pay aggregate monthly fees of $24,166. The monthly fees will increase to an aggregate of $56,666 within 30 days of the Company completing a private placement of $4,000,000 or the Company having achieved 30 days of continuous production of an average of 20 bbls of oil per day per well, or a combined oil and gas equivalent, from a minimum of 10 wells forming part of a 10 well unit on which the Company has successfully applied the HIP Downhole Process Technology. The term of all the agreements is 2 years, with the exception with the President’s agreement, which is 3 years. In addition, stock options will be granted to acquire up to 4,000,000 shares of common stock at $0.25 per share for a period of five years.

10.	NON-CASH TRANSACTIONS

	Years Ended November 30,
	$2011	$2010	$2009

Shares issued for acquisition of intangible assets (Note 5)	–	–	–
Shares issued for acquisition of Oil and gas properties (Note 4)	–	5,000	–
Donated services	–	1,115	4,433

11.	RISK MANAGEMENT

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

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk

• Liquidity and funding risk

• Market risk

11.	RISK MANAGEMENT (Continued)

The Board of Directors approves and monitors the risk management processes.

a)	Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is on its cash and amounts receivable.

Cash consists of cash bank balances. The Company manages the credit exposure related to cash by holding its funds with reputable financial institutions.

Amounts receivable consist of harmonized sales tax recoverable. The Company’s maximum credit exposure for cash and amounts receivable is the carrying value of $17,715 (2010 - $43,364).

b)	Liquidity and Funding Risk

Liquidity and funding risk is the risk that the Company will not have sufficient capital to meet short-term operating requirements, after taking into account the Company’s holdings of cash.

As at November 30, 2011, the Company’s working capital deficiency is $478,237. In the case of cash deficits arising from exploration commitments and general operating budgets, the Company will have to seek debt or equity financing. There are no assurances that such financing will be available on terms acceptable to the Company.

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

The Company had $7,787 in cash at November 30, 2011. The bank account is not an interest bearing bank account and currently the Company does not hold any investments or financial liabilities on which interest accrues, and is therefore not subject to a significant amount of interest rate risk.

ii)	Foreign Currency Risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. The Company’s functional and reporting currency is the U.S. dollar. The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in United States of America and Canada and holds cash in U.S. and Canadian dollar currencies in line with forecasted expenditures. The Company’s main risk is associated with fluctuations in the Canadian dollar and assets and liabilities are translated based on the foreign currency translation policy.

The Company’s net exposure to the Canadian dollar on financial instruments is as follows:

	November 30, 2011	November 30, 2010

Cash	$4,465	$69
HST recoverable	9,928	8,074
Accounts payable and accrued liabilities	(61,974)	(43,530)

	$(47,581)	$(35,387)

The Company has determined that an effect of a 10% increase or decrease in the Canadian dollar against the U.S. dollar on financial assets and liabilities, as at November 30, 2011, including cash, HST recoverable, accounts payable and accrued liabilities, due to related parties and advances payable denominated in Canadian dollar, would result in an insignificant change to the net loss and comprehensive loss for the year ended November 30, 2011. At November 30, 2011, the Company had no hedging agreements in place with respect to foreign exchange rates.

11.	RISK MANAGEMENT (Continued)

iii)	Commodity Price Risk:

Commodity price risk is the risk of financial loss resulting from movements in the price of the Company’s commodity inputs and outputs. The Company’s risk relates primarily to the expected output to be produced at its oil and gas properties described in Note 4 of these consolidated financial statements of which significant production is not expected in the near future.

12.	INCOME TAXES

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

	2011	2010	2009

Basic statutory federal and provincial income tax rate	26.67%	28.63%	30.04%

Net loss	$(668,208)	$(759,312)	$(57,419)

Expected income tax recovery on net loss, before income tax	$178,000	$217,000	$17,000
Differences due to recognition of items for tax purposes:
Foreign income taxed at other than CAD stat rate	23,000	22,000	–
Effects of reduction in statutory rate	(6,000)	(4,000)	(19,000)
Permanent differences	–	–	(3,000)
Expiry of non-capital loss carry forward	–	–	(37,000)
Change in valuation allowance	(195,000)	(235,000)	42,000
Total income tax recovery	$–	$–	$–

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2011	2010

Future income tax assets:
Non-capital losses carried forward	$498,000	$303,000
Exploration expenses	237,000	237,000
Capital loss carry-forwards	91,000	91,000
	826,000	631,000
Valuation allowance	(826,000)	(631,000)
Net future income tax assets	$–	$–

As at November 30, 2011, the Company has accumulated Canadian and foreign exploration costs totaling $898,000 and non-capital losses totaling $1,818,000. The Company also has $758,000 of capital losses which may be applied to future capital gains, which may be carried forward to apply against future years’ income for Canadian income tax purposes. As at November 30, 2011, the Company has accumulated net operating losses in United States totaling $619,000. Potential benefits of these losses and exploration costs have not been recognized in these financial statements because the Company cannot be assured it is more likely than not they will be utilized in future years. The non-capital losses expire as follows:

	Canada	United States	Total

2014	$49,000	$–	$49,000
2015	70,000	–	70,000
2026	57,000	–	57,000
2027	61,000	–	61,000
2028	47,000	–	47,000
2029	65,000	–	65,000
2030	457,000	344,000	801,000
2031	393,000	275,000	668,000

	$1,199,000	$619,000	$1,818,000

12.	INCOME TAXES (Continued)

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

13.	SUBSEQUENT EVENT

The Company received a loan of $400,000 under a Loan Agreement dated March 1, 2012, bearing interest at the Prime Rate plus 1%. The Prime Rate is the floating annual rate of interest based upon the HSBC Bank of Canada rate. The loan matures in March 2014.

14.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and comprehensive loss, and cash flows.

Development Stage Company

Pursuant to U.S. GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercial viability related to the Hip Downhole Process Technology. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

Income Taxes

Under U.S. GAAP the provisions prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The requirement also provides guidance on de-recognition, classification, interest and penalties, accounting in periods and disclosure. In accordance with the provisions, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The accounting policy did not result in a material impact on the Company's consolidated financial position or results of operations.

The Company’s tax returns are subject to tax examinations by tax authorities until the respective statute of limitation. It is subject to tax examinations by tax authorities for all taxation years commencing on or after 2006. Management’s analysis of Accounting Standards Codification Topic 740 supports the conclusion that the Company does not have any accruals for uncertain tax positions as of November 30, 2011. As a result, tabular reconciliation of beginning and ending balances would not be meaningful. If interest and penalties were to be assessed, the Company would charge interest to interest expense, and penalties to other operating expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

ITEM 18                    Financial Statements

Refer to Item 17 - Financial Statements.

ITEM 19                    Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.1         Articles of Incorporation, effective June 22, 1983 (incorporated by reference from our Form 20-F/A, filed on January 22, 2001).

1.2         Altered Memorandum, dated December 13, 1999 (incorporated by reference from our Form 20-F/A, filed on January 22, 2001).

1.3         Certificate of Change of Name, dated December 13, 1999 (incorporated by reference from our Form 20-F/A, filed on January 22, 2001).

1.4         Notice of Alteration of Articles, effective March 31, 2004 (incorporated by reference from our Form 20-F, filed on June 1, 2004).

1.5         Notice of Alteration of Articles, effective March 31, 2004 (incorporated by reference from our Form 20-F, filed on June 1, 2004).

1.6         Notice of Articles, effective October 20, 2009 (incorporated by reference from our Form 20-F, filed on April 5, 2010).

4.         Material Agreements

4.1         Asset Purchase Agreement dated March 14, 2010 among HIP Energy Corporation, HIP Energy (Texas), Inc., HIP Energy Resource Limited, and Equi Energy LLC (incorporated by reference from our Form 20-F, filed on April 5, 2010).

4.2          License Agreement dated March 14, 2010 among HIP Energy Corporation, HIP Energy (Nevada) Corporation, HIP Technology Limited, and Group Rich Development Limited (incorporated by reference from our Form 20-F, filed on April 5, 2010).

4.3.         Joint operating agreement dated January 12, 2010 among TexLa Operating Company, HIP Energy Corporation, HIP Energy (Texas), Inc., and HIP Energy (Nevada) Corporation (incorporated by reference from our Form 20-F, filed on April 5, 2010).

4.4         Non-Competition Agreement dated March 14, 2010 among HIP Energy Corporation, HIP Energy (Texas), Inc., HIP Energy Resource Limited and Equi Energy LLC (incorporated by reference from our Form 20-F, filed on April 5, 2010).

4.5         Form of Subscription Agreement. (U.S. Subscriber) (incorporated by reference from our Form 20-F, filed on May 5, 2011).

4.6         Form of Subscription Agreement. (Offshore Subscriber) (incorporated by reference from our Form 20-F, filed on May 5, 2011).

4.7         Management Agreement dated May 4, 2011 between HIP Energy Corporation and Richard Coglon (incorporated by reference from our Form 20-F, filed on May 5, 2011).

4.8         Management Agreement dated May 4, 2011 between HIP Energy Corporation and James Chui (incorporated by reference from our Form 20-F, filed on May 5, 2011).

4.9         Management Agreement dated May 4, 2011 between HIP Energy Corporation and Peter Noonan (incorporated by reference from our Form 20-F, filed on May 5, 2011).

4.10         Management Agreement dated May 4, 2011 between HIP Energy Corporation and Michael Hines (incorporated by reference from our Form 20-F, filed on May 5, 2011).

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

13.         Certification

13.1*      Section 906 Certification under Sarbanes-Oxley Act of 2002 for Richard Coglon.

15.         Additional Exhibits

15.1*      Letter from BDO Dunwoody LLP.

*  Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HIP ENERGY CORPORATION

/s/ Richard L. Coglon
Richard L. Coglon
President, Chief Executive Officer, Secretary and Chief Financial Officer
(Principal Executive Officer
and Principal Financial Officer)

Date:  May 2, 2012