Form 20-F/A
period 2011-11-30
HIP ENERGY Corp
filed 2012-05-04
CIK 1123839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F /A Amendment No. 1

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
 YES    NO

EXPLANATORY NOTE

We are filing this Form 20-F/A Amendment No.1 to include the audit report of BDO Canada LLP for the Financial Statements for the year ended November 30, 2010.

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

Financial Statements filed as part of this Annual Report

1.	Independent Auditor’s Report of MaloneBailey, LLP May 1, 2012 on the Financial Statements as at November 30, 2011;

2.	Balance Sheets at November 30, 2011 and 2010;

3.	Statements of Operations and Comprehensive Loss for the years ended November 30, 2011, 2010 and 2009;

4.	Statements of Cash Flows for the years ended November 30, 2011, 2010 and 2009;

5.	Statement of Shareholder’s Equity (Deficiency) from June 22, 1983 (Date of Inception) to November 30, 2011; and

6.	Notes to the Financial Statements.

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

ITEM 16G.              Corporate Governance

Not Applicable.

ITEM 16H               Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17                  Financial Statements

Financial Statements Filed as Part of this Annual Report:

•	Independent Auditor’s Report of MaloneBailey, LLP May 1, 2012 on the Financial Statements as at November 30, 2011 and 2010
•	Consolidated Balance Sheets at November 30, 2011 and 2010
•	Consolidated Statements of Operations and Comprehensive Loss for the years ended November 30, 2011, 2010 and 2009
•	Consolidated Statements of Cash Flows for the years ended November 30, 2011, 2010 and 2009
•	Consolidated Statement of Stockholders’ Equity (Deficiency) for the years ended November 30, 2011, 2010 and 2009
•	Notes to the Consolidated Financial Statements

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

/s/ Malone Bailey, LLP
MaloneBailey, LLP
Houston, Texas
May 1, 2012

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
HIP Energy Corporation
(A Development Stage Company)

We have audited the consolidated balance sheets of HIP Energy Corporation as at November 30, 2010 and the consolidated statements of operations and comprehensive loss, cash flows and stockholders’ equity (deficiency) for the years ended November 30, 2010 and 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2010 and the results of its operations , cash flows and stockholders’ equity (deficiency) for the years ended November 30, 2010 and November 30, 2009 in accordance with Canadian generally accepted accounting principles.

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

48

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

15.1*       Letter from BDO Canada LLP.

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

Date:  May 4 , 2012